Exhibit D

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey is dated as of September 13, 2013 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2012.

FORWARD-LOOKING STATEMENTS

Turkey has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:
o	interest rates in financial markets outside Turkey;
o	the impact of changes in the credit rating of Turkey;
o	the impact of changes in the international prices of commodities;
o	economic conditions in Turkey’s major export markets;
o	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;
o	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and
o	the impact of adverse developments in the region where Turkey is located.
•	Internal factors, such as:
o	general economic and business conditions in Turkey;
o	present and future exchange rates of the Turkish currency;
o	foreign currency reserves;
o	the level of domestic debt;
o	domestic inflation;
o	the ability of Turkey to effect key economic reforms;
o	the level of foreign direct and portfolio investment; and
o	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 3.0% in the first quarter of 2013 as compared to the same respective quarter of 2012. See “Recent Developments — Key Economic Indicators”.

From August 5, 2012 to August 5, 2013, the Istanbul Stock Exchange National 100 Index (as of April 5, 2013 the Istanbul Stock Exchange is carrying out its operations under the title of “Borsa Istanbul”) increased by 12.89%.

As of June 22, 2013, approximately 201,000 Syrian refugees are in Turkey. On December 4, 2012, NATO approved the deployment of six Patriot anti-missile batteries on Turkey’s border with Syria, which will be used to protect the Turkish border. The six battery units were operational as of February 15, 2013. Relations between Turkey and Syria remain guarded; on July 17, 2013, Turkey’s military confirmed that it counter-fired into Syrian position in response to fire opened by Syria.

In June of 2013, the Capital Markets Board launched an inquiry into certain intermediary institutions with a focus on foreign transactions, following significantly high market volatility with respect to Turkish bonds and equities.

Beginning in late May 2013 and largely concluded by the beginning of July of 2013, demonstrations occurred in a number of Turkish cities, contesting various government policies.

POLITICAL CONDITIONS

The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of July 17, 2013:

Political Party	Number of Seats
Justice and Development Party (AKP)	327
Republican People’s Party (CHP)	134
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	29
Independents	6

Source: The Grand National Assembly of Turkey

Previously, Parliament elected the President for a seven-year term. However, under a new law enacted on January 19, 2012, the President is now elected by a vote of the general public for a five-year term, and can be re-elected for a second five-year term only once. The current President was granted the right to run for a second term. The presidential elections will be held in August 2014.

Local elections for municipalities will be held on March 30, 2014,

KEY ECONOMIC INDICATORS

The following tables set forth increases or decreases in GDP and GDP by economic sector (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2011	12.4%	9.3%	8.7%	5.3%	8.8%
2012	3.3%	2.9%	1.6%	1.4%	2.2%
2013	3.0%

GDP by Economic Sector		2012 Q1	2012 Q2	2012 Q3	2012 Q4	2013 Q1
1.	Agriculture, hunting and forestry	4.3	7.2	15.4	8.6	4.3
2.	Fishing	0.2	0.2	0.1	0.5	0.2
3.	Mining and quarrying	0.6	0.7	0.8	0.7	0.6
4.	Manufacturing	26.1	26.0	21.8	24.0	26.0
5.	Electricity, gas and water supply	1.9	2.0	2.0	2.4	1.8
6.	Construction	5.8	5.8	5.4	5.9	5.9
7.	Wholesale and retail trade	13.4	13.4	11.8	12.4	13.4
8.	Hotels and Restaurants	1.4	1.4	2.9	1.7	1.5
9.	Transport, storage and communication	15.4	15.5	14.2	14.7	15.2
10.	Financial intermediation	12.1	11.0	11.4	13.6	12.5
11.	Ownership and dwelling	4.8	4.6	4.2	4.5	4.7
12.	Real Estate, renting and business activities	4.8	3.6	2.8	4.4	4.9
13.	Public administration and defense; compulsory social security	3.1	2.8	2.8	3.1	3.1
14.	Education	2.2	2.0	1.6	1.9	2.3
15.	Health and social work	1.4	1.2	1.1	1.1	1.4
16.	Other community, social and personnel service activities	1.6	1.3	1.2	1.4	1.6
17.	Private household with employed persons	0.2	0.1	0.1	0.2	0.2
18.	Sectoral Total	99.4	98.8	99.7	100.9	99.8
19.	Financial intermediation services indirectly measured	8.2	7.4	7.8	9.4	8.5
20.	Taxes-Subsidies	8.8	8.6	8.1	8.4	8.7
21.	GDP (In purchasers’ value)	100.0	100.0	100.0	100.0	100.00

Source: TURKSTAT

For the month of July 2013, CPI increased by 0.31% and PPI increased by 0.99% as compared to the previous month.

The Republic’s annual CPI and PPI increased by 8.88% and 6.61%, respectively, in July 2013 as compared to the same month of the previous year. The Republic’s CPI and PPI were 6.16% and 2.45%, respectively, in the year 2012.

The Central Bank set the annual inflation target rates for 2013 at 5%. The following table sets forth the quarterly inflation path and uncertainty band for 2013:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2013

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

On July 20, 2013, CBRT revised year-end inflation expectation as 5.2% - 7.2% (6.2% mid-level).

On August 5, 2013, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.9282 per U.S. dollar, compared to an exchange buying rate of TL1.7795 per U.S. dollar on August 5, 2012. On July 10, 2013, the Turkish central bank sold $1.3 billion, in additional to the $2.25 billion sold on July 8, 2013, in an effort to stabilize the volatility in the exchange rate.

On July 16, 2013, the Government offered an interest rate of 8.99% for its 22-month Government Bond, compared to an interest rate of 8.00% for its 20-month Government Bond on July 10, 2012.

The industrial production index increased by 1.0% in May 2013 compared to May 2012 (year on year).

The following table indicates unemployment figures of 2012 and the first four months of 2013:

2012	Unemployment rate	Number of unemployed
January	9.0%	2,430,000
February	9.2%	2,456,000
March	9.2%	2,469,000
April	9.0%	2,453,000
May	9.0%	2,450,000
June	8.9%	2,417,000
July	9.1%	2,483,000
August	9.2%	2,516,000
September	9.4%	2,612,000
October	9.3%	2,598,000
November	9.5%	2,641,000
December	9.5%	2,662,000
2013
January	9.4%	2,634,000
February	9.3%	2,606,000
March	9.4%	2,645,000
April	9.4%	2,673,000

Source: TURKSTAT

As of July 17, 2013, the one-week repo auction rate of the Central Bank was 4.5%, the Central Bank overnight borrowing interest rate was 3.5% and the Central Bank overnight lending interest rate was 6.5%. The Central Bank’s Monetary Policy Committee noted on June 18, 2013 that domestic and foreign demand developments are evolving in line with expectations. Domestic demand has followed a healthy recovery while exports have slowed down due to weak global economic activity. The current policy framework and the decline in commodity prices are expected to limit the impact of the increasing economic activity on the current account deficit.

On July 6, 2013, the 10th Development Plan was published in the Official Gazette. The following table indicates some of the main figures derived from the plan, including certain targets which have been set for the period from 2014 through 2018:

			Target
	2006	2012	2018	2014-18
National Accounts
GDP Growth Rate, %	6.9	2.2	5.9	5.5
GDP, Billion $	526	786	1.286	8.6
GDP Per Capita, $	7,586	10,504	15,996	7.4
Labor Market
Unemployment Rate, %	10.2	9.2	7.2	8.2
Labor Force Parcipation Rate, %	46.3	50	53.8	52.6
Balance of Payments
Exports, Billion $	85.5	152.5	277.2	11.9
Imports, Billion $	139.6	236.5	404.3	9.9
Tourism Revenues, Billion $	17.5	25.7	40.9	7.8
Current Account Deficit / GDP, %	6	6	5.2	5.8
FDI, Billion $	20.2	12.6	28.3	13.1
Public Finance (% of GDP)
General Government Expenditures	33.4	38.7	39.7	38.4
Primary Expenditures	27.3	35.2	36.4	36.2
Current Spending	14.6	17.5	17.8	17.2
Investment Spending	3	3.5	3.5	4.1
Other Transfer Expenditures	9.8	14.2	15	14.9
Interest Payments	6.1	3.5	3.3	2.3
General Government Revenues	34.8	37.8	38.3	37.9
Tax Revenues	18.7	20.2	20.9	21.2
Other Revenues	16.1	17.6	17.4	16.7
General Government Balance	1.3	-1	-1.4	-0.5
Public Sector Primary Balance	4.8	0.9	0.8	1

Source: Ministry of Development

TOURISM

In June 2013, the number of foreign visitors visiting the Republic increased by approximately 4.93% to 4,074,026 as compared to the same month of 2012. According to the balance of payments presentation, tourism revenues increased by 28.2% in the first half of 2013 compared to the same period in the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In May 2013, the trade balance (according to the balance of payments presentation) posted a deficit of $8.146 billion as compared to a deficit of $6.932 billion in the same period in 2012. In June 2013, total goods imported (c.i.f.)1, including gold imports, increased by 2.8% to approximately $21.008 billion, as compared to approximately $20.438 billion during the same period in 2012. In June 2013, the import of capital goods, which are used in the production of physical capital, increased by approximately 19.9% over the same period in 2012; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 0.6% over the same period in 2012 and consumption goods increased by approximately 8.5% over the same period of 2012. In June 2013, total goods exported (f.o.b.)2, decreased by 6.0% to approximately $12.438 billion, as compared to approximately $13.231 billion during the same period of 2012. In May 2013, the current account produced a deficit of approximately $7.524 billion, as compared to a deficit of approximately $5.311 billion in the same period of 2012. According to the Medium Term Program for the 2011-2013 period, the current account deficit was projected to be $71.7 billion in 2011 and $65.4 in 2012. In January-December 2011, the current account deficit was $75.09billion. In January-December 2012, the current account deficit was $47.48 billion.

As of July 26, 2013, total gross international reserves of the Central Bank were approximately $122.168 billion (compared to $99.036 billion as of July 27, 2012), gold reserves were approximately $17.865 billion (compared to $14.712 billion as of July 27, 2012) and the Central Bank gross foreign exchange reserves were approximately $104.303 billion (compared to approximately $84.324billion as of July 27, 2012).

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[1]

c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

[2]

f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

As of August 1, 2013, the Central Bank held approximately TL6.5 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

During January-June 2013 period, the central government consolidated budget expenditures were approximately TL188.0 billion and central government consolidated budget revenues were approximately TL190 billion, compared to a central government consolidated budget expenditure of approximately TL168.8 billion and a consolidated budget revenue of TL162.1 billion during the same period in 2012.

During January- June 2013 period, the central government consolidated budget deficit was approximately TL3.1 billion, compared to a central government consolidated budget deficit of TL6.7 billion during the same period in 2012.

During January-June 2013 period, the central government consolidated budget primary surplus reached approximately TL26.3 billion, compared to the central government consolidated budget primary surplus of TL19.5 billion during the same period in 2012.

In June 2013, the central government consolidated budget expenditures were approximately TL32.1 billion and central government consolidated budget revenues were approximately TL31.4 billion, compared to a central government consolidated budget expenditure of approximately TL31.1 billion and a consolidated central government budget revenue of TL24.8 billion during the same period in 2012.

In June 2013, the central government consolidated budget deficit was approximately TL1.2 billion, compared to a central government consolidated budget deficit of TL6.2 billion during the same period in 2012.

In June 2013, the central government consolidated budget primary surplus reached approximately TL0.3 billion, compared to the central government consolidated budget primary deficit of TL4.3 billion during the same period in 2012.

The following table sets forth the details of the central government budget for the first six months of 2013 and June 2013.

Central Government Budget (Thousand TL)	January – June 2013 (cumulative)	June 2013
Expenditures	187,870,197	32,602,892
1-Excluding Interest	164,569,725	31,069,082
Personnel	48,955,863	7,901,078
Social Security Contributions	8,073,071	1,282,255
Purchase of Goods and Services	13,340,267	2,491,408
Current Transfers	75,332,004	14,783,211
Capital Expenditures	11,973,707	3,141,197
Capital Transfers	2,205,185	855,160
Lending	4,689,628	614,773
Contingencies
2-Interest	23,300,472	1,533,810
Revenues	190,933,551	31,403,779
1-General Budget Revenues	184,523,827	30,564,410
Taxes	158,356,768	26,705,487
Property Income	7,453,499	1,727,785
Grants and Aids and Special Revenues	1,086,358	502,305
Interest, Shares and Fines	12,187,967	1,523,601
Capital Revenues	5,387,077	104,202
Receivable Collections	52,158	1,030
2-Special Budget Institutions	4,597,117	681,427
3-Regularity & Supervisory Institutions	1,812,607	157,942
Budget Balance	3,063,354	-1,199,113
Primary Balance	26,363,826	334,697

Source: Ministry of Finance

PRIVATIZATION

The Government’s plans for privatization include, among others, the Kangal coal fired power generation plant, the remaining shares of Türk Telekom A.Ş. (“Türk Telekom”), Türk Hava Yolları A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Doğalgaz Dağitim A.Ş., bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On January 9, 2013 the Privatization Administration announced that 26% of Yeditepe Beynelmilel Otelcilik Turizm ve Ticaret A.Ş’s shares will be privatized. Bidding was expected to close on April 3, 2013, but the deadline for submitting bids was extended to June 5, 2013. Among the four bids received, Aksoy Holding A.Ş. submitted the highest bid at $78.875 million. The sale was approved by the Privatization High Council on June 13, 2013 and the completion of the sale agreement for such privatization is in process.

On June 18, 2013, the Privatization Administration announced that 25% of Oyak İnşaat A.Ş’s shares will be privatized. The deadline for submitting bids is October 2, 2013.

BANKING SYSTEM

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 16.79% and a relatively low non-performing loan ratio4 of 2.90% as of May 2013. As of August 5, 2013, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 13.0% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 13.0%, for FX liabilities up to 3-year maturity (including 3-year) were 11.0% and for other FX liabilities longer than 3-year maturity were 6%. As of May 6, 2013, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11.5% depending on maturity. Furthermore, RRRs were 11.5% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

DEBT

The Central Government’s total domestic debt stock was approximately TL395.82 billion as of the end of June 2013, compared to approximately TL377.71 billion as of June 2012. In June 2013, the average maturity of Turkey’s domestic borrowing was 78.2 months, compared to 60.8 months as of the end of 2012. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 8.4% in June 2013, compared to 9.1% in June 2012.

The total gross outstanding external debt of the Republic was approximately $349.895 billion (at then-current exchange rates) at the end of the first quarter of 2013. The table below summarizes the gross external debt profile of the Republic.

Gross External Debt Profile (Million $)	2011	2012	2013 Q1
GROSS EXTERNAL DEBT	304,361	337,492	349,895
SHORT TERM	81,934	100,832	114,944
Public Sector	7,013	11,040	12,598
Central Bank	1,239	1,036	980
Private Sector	73,682	88,756	101,366
LONG TERM	222,428	236,660	234,951
Public Sector	87,268	92,250	90,726
Central Bank	8,095	6,052	5,657
Private Sector	127,065	138,358	138,568

Source: Undersecretariat of Treasury

CONSTITUTIONAL COURT CASE

The Republic has previously engaged in transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), pursuant to which the Issuer has issued lease certificates from time to time in the domestic and global markets (the “Lease Certificate Transactions”). The legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements has been challenged before the Turkish Constitutional Court (the “Court”) and accordingly, neither the Republic nor the Issuer may benefit from certain exemptions in the event of a cancellation (or stay) of the legislation.

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3	Regulatory capital/Total risk weighted items
4	Gross non-performing loans/Total cash loans

Parliamentary members of the main opposition party filed a constitutional objection on April 3, 2013 requesting the cancellation (together with a request for an injunction, referred to as a “stay of execution” request under Court procedures) of certain parts of the relevant article of Law number 6456 (amending Article 7/A of Law Number 4749), which in particular provide an exemption for: (i) the transactions between the Republic and the Issuer in relation to certain real estate assets (the “Lease Assets”) without being subject to the formal requirements of the legislation; and (ii) the Issuer with respect to the provisions of the Turkish Commercial Code in terms of the incorporation, registration, audits, capital requirements, liquidation and other procedural and operational rules (the exemptions referred under both (i) and (ii), the “Customary Formalities”). The Court resolved as a result of its preliminary review on July 4, 2013 that the merits of the case will be examined. At this stage it is not known when the Court will start, or conclude, its examination of the merits of the case or of the request for a stay of execution.

Article 7/A of Law Number 4749 enables the Minister in charge of the Treasury who currently is the Deputy Prime Minister for Economic and Financial Affairs (the “Minister”) to perform purchase, sale, re-purchase, lease, re-lease, transfer with or without charge and similar transactions with respect to movable and immovable property, and intangible assets (such as easement, usufruct, operation and other rights) of non-public institutions and organizations within the scope of Turkish law by obtaining the opinion of the relevant institutions but without being subject to the formal requirements of the legislation, and to incorporate asset lease companies, which are private law legal entities, to perform such acts without being subject to the provisions of the Turkish Commercial Code dated January 13, 2011 and numbered 6102 with respect to incorporation, registration, audit, capital, liquidation and operation, or to authorize institutions with public capital to incorporate private asset lease companies. In summary, the objection filed by the opposition party is based on the claim that the authority granted to the Minister under the current Article 7/A of Law Number 4749 is overly broad and it delegates the legislative powers of the legislature without outlining the limits of the powers of the Minister and, therefore, is unconstitutional.

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If the Court rules in favor of the claimants, pursuant to Article 153 of the Constitution of the Republic and pursuant to Article 66 (2) of Law number 6216, the decisions of the Court with respect to the cancellation of legislation are not retroactive and will become effective as of the date of the publication of the Court’s decision in the Official Gazette. The vested rights granted on the basis of the cancelled legislation would not automatically be deemed unconstitutional and would still be effective. However, upon publication of the Court’s judgment in the Official Gazette, the cancelled provisions of the law will be invalid and therefore obligations and transactions contemplated under the documents related to the Lease Certificate Transactions (the “Transaction Documents” Formalities or legislation passed by the Turkish Parliament for the replacement of the cancelled provision of the law. Transactions completed before the publication of such judgment will be upheld as the judgment will not have retroactive effect. However, although such rights are vested, the provisions of legislation currently in force (the Customary Formalities) would need to be followed for any new transaction until the Turkish Parliament enacts a new law to replace the law that was struck down. If the Court deems that such cancellation will constitute a legislative gap, it also has the authority to postpone the cancellation date for up to one year following the publication of its decision in the Official Gazette in order to allow for the preparation and passing of new legislation to replace the cancelled legislation.

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If the Court regarded the case as an urgent matter and that the law being in force may have a material adverse affect that would be irretrievable if allowed to remain effective pending the outcome of the final decision on the merits, it may grant an injunction (a stay of execution) preventing action under the relevant article of the law. The stay of execution will become effective as of the date of the publication of the Court’s decision in the Official Gazette and will not have retroactive effect on any action taken pursuant to the law prior to the publication of such decision. Following publication, the relevant article of the law cannot be relied upon by anyone until the final decision of the Court. Additionally, the Court may grant a stay of execution any time during the examination of the case as there is no formal requirement to make a decision on granting a stay of execution within a specific time period.

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Accordingly, in the case of the cancellation of the legislation (or a stay of execution), neither the Republic nor the Issuer will benefit from the exemptions under Article 7/A of Law Number 4749 and might both be required to follow the Customary Formalities required by the legislation. If this were to occur prior to the closing of any Lease Certificate Transaction, such Customary Formalities could cause a delay in the closing and settlement of the certificates given the procedures required to transfer the Lease Assets from the Republic to the Issuer and such delay may adversely affect the holders of any certificates. If the cancellation (or stay of execution) occurred after the closing of any Lease Certificate Transaction, the obligation to follow Customary Formalities may affect the timing and actions required in connection with the repurchase from the Issuer of the Lease Assets by the Republic in accordance with the terms of the relevant Transaction Documents (collectively, the “Purchase Undertaking Agreements”). Such actions may include amending the Purchase Undertaking Agreements in order to comply with Customary Formalities if new legislation is not passed to replace the law that has been cancelled (or stayed). However, the Republic believes that any such decision of the Court to do away with the exemptions under Article 7/A of Law Number 4749 would not materially impact any of: (i) the Republic’s ability to make rental payments as required by the Transaction Documents or to pay the exercise price under any Purchase Undertaking Agreement; (ii) the Issuer’s ability to make certain distribution payments as required by the Transaction Documents; or (iii) the Republic’s ability to make any payments under the indemnity provisions contained in the Transaction Documents as the obligations referred to in (i) to (iii) continue to be enforceable given the p rotections afforded under Article 153 of the Constitutional Code.

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DESCRIPTION OF THE REPUBLIC

Turkey has a democratically elected parliamentary form of government. Since its founding in 1923, Turkey has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the International Monetary Fund (“IMF”) Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2011, agriculture, industrial sector and services sector accounted for 9.2%, 22.6% and 68.2% of GDP respectively. The average GDP growth rate during the 2007-2011 period was 3.5%. See “Economy-Services,” “Economy-Industry” and “Economy-Agriculture.”

LOCATION, AREA AND TOPOGRAPHY

Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.

Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”) and the Ministry of Development, the population of Turkey was 75,627,384 on December 31, 2012. The annual population growth rate for Turkey in 2012 was 1.2%, compared to an annual growth rate of 1.6%, 1.45%, 1.31% and 1,3% in 2007, 2008, 2009, 2010 and 2011 respectively. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to TURKSTAT and the Ministry of Development, in 2012, 77.3% of the population lived in urban areas and 22.7% lived in rural areas. In 2012, the median age of the population in Turkey was 30.1, with a median age of 29.5 for males and 30.6 for females. Persons of working age, the age group of 15-64, constituted 67.6% of the total population in 2012.

The largest city in Turkey, with a population of about 13.9 million, is Istanbul, the country’s commercial center. Its history and heritage has allowed the city to be named the European Capital of Culture in 2010. Ankara, the capital city of Turkey, with a population of about 4.97 million is the second largest city. Izmir, with a population of about 4.0 million, comes in third in terms of population level. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydın, Balikesir, Bursa, Diyarbakir, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun, Sanliurfa and Van.

In 2012, total employment was 24.821 million, with approximately 24.6% employed in agriculture, 19.1% in industry and 56.3% in services (including construction). See “Economy-Employment and Wages.” The unemployment rate was 9.2% in 2012.

According to the Ministry of Development, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 76.8 years in 2012. The infant mortality rate decreased from 51.5 per thousand for the year 1990 to 7.7 per thousand for the year 2011. According to the Address Based Population Registration System, the adult literacy rate (25–64 age group) increased sharply from 80.5% in 1990 to 96.5% in 2012.

Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

A popular nationalist movement began in Turkey before the turn of the 20th century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.

Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. The Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.

The members of the Assembly are elected for four-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.

Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.

On October 12, 2006, the Assembly approved a new law (Law No. 5550) which set the next general election date as November 4, 2007. On July 22, 2007, an early general election was held in the Republic. The official results of the July 22, 2007 elections were published in the Official Gazette on July 30, 2007 (No. 26598). According to the official results AKP received 46.56% of the votes and was able to secure 341 out of 550 available seats in the Assembly. As a result of the elections, AKP won a simple majority in the Assembly.

On August 6, 2007, President Sezer gave Prime Minister Recep Tayyip Erdogan a mandate to form the cabinet following AKP winning a majority of the Assembly seats in the general elections. On August 9, 2007, AKP’s candidate, Koksal Toptan was elected as the new speaker of the Parliament.

On August 28, 2007, Abdullah Gül was elected the 11th president of the Republic. On August 29, 2007, President Abdullah Gül approved the list of new cabinet members submitted by Prime Minister Recep Tayyip Erdogan. On August 30, 2007, Prime Minister Recep Tayyip Erdogan announced the new cabinet.

The most recent local elections for municipalities were held on March 29, 2009. The Justice and Development Party (“AKP”) received 38.75% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 45 out of 81 cities. CHP received 23.11% of the votes cast for the seats in city councils and won mayoral positions in 13 cities. The Nationalist Action Party (MHP) and the Democratic Society Party (“DTP”) received 16.05% and 5.69% of the votes, respectively.

On December 11, 2009, the Constitutional Court shut down the DTP on charges that it had ties with a terrorist organization and involved in activities aimed at damaging the integrity of the state. The Constitutional Court also banned 37 members of the DTP from politics for five years, including two members of parliaments of DTP. The Constitutional Court’s decision was published in the Official Gazette on December 31, 2009 (No. 27449).

On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. Over time the investigation continued and additional defendants were charged. On August 5, 2013, 254 of the 275 defendants were convicted. The convictions are likely to be appealed.

On September 21, 2012, in a separate case involving a plot to overthrow the government in 2003, over 300 military officials were sentenced to prison terms ranging from six years to twenty years.

The AKP won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. CHP and MHP received 25.98% and 13.01% of the votes respectively. The following table sets forth the composition of the Assembly by total number of seats as of August 8, 2012:

Political Party	Number of Seats
Justice and Development Party (AKP)	326
Republican People’s Party (CHP)	135
Nationalist Action Party (MHP)	51
Peace and Democracy Party (BDP)	29
Independents	7
Participatory Democracy Party (KADEP)	1

Source: The Grand National Assembly of Turkey

FOREIGN POLICY

Since its founding, Turkey’s foreign policy has been guided by the principle of “peace at home, peace in the world”. Over the years, the Republic’s foreign policy has developed, always on the basis of this principle and in line with changes in the domestic and international environment.

In this context, Turkey’s strategic location renders its foreign policy choices and efforts particularly important for the world economy and politics. Surrounded by regions that from time to time are unstable, but also hold great potential for global peace and security, Turkey endeavors to generate stability, security and prosperity in such regions, which reflects the common objectives and aspirations of the international community. Turkey strives to contribute to this goal by extending its network of relationships first, in its own region by reinforcing the principles of cooperation and dialogue as the main conduit of improved interstate relations.

To this end, Turkey has made important strides in improving its bilateral relations with many of its neighbors; promoting regional cooperation and a sense of regional ownership. Turkey has helped resolve conflicts and tensions through peaceful means by serving as a mediator or facilitator between the parties to the conflict; reaching out as far as Africa, Latin America and Asia to build bridges of cooperation and understanding as well as through playing a more active role in international organizations which work to maintain security, promote sustainable development and uphold human rights.

Turkey is committed to pursue an active foreign policy as there continue to be many domestic and international challenges and opportunities, and Turkey hopes that its foreign policy will help ensure that such opportunities prevail over challenges.

INTERNATIONAL ORGANIZATIONS

Since its establishment in 1923, the Republic of Turkey has always attached great importance to multilateral cooperation and thus has played an active role in regional and international organizations. In other words, Turkey’s vision of contributing to peace and stability has not been limited to neighboring regions, but rather Turkey’s actions highlight the importance of political dialogue, increased social, cultural and economic interaction, cultural harmony and tolerance among all nations to avoid tensions and conflicts, and takes great efforts to disseminate these messages to ensure a free, prosperous and secure world for all. With this understanding, Turkey has become a founding member of the United Nations (UN), the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (OSCE). Turkey is also a member of NATO, the Organization for Economic Cooperation and Development (OECD), the World Trade Organization (WTO), the Organization of the Islamic Cooperation (OIC), Islamic Development Bank, the Black Sea Economic Cooperation Organization (BSEC), the Economic Cooperation Organization (ECO), the Developing 8 (D-8) and the Conference on Interaction and Confidence Building Measures in Asia (CICA). Turkey also has either an “observer” or a “partner” status at various regional organizations, such as the African Union, Arab League, ASEAN, Shanghai Cooperation Organization and Organization of American States. Turkey also participates in the Euromed/Barcelona Process. Furthermore, Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency (“MIGA”), the Bank for International Settlements (“BIS”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.

As a founding member of the United Nations, Turkey has been playing an active and constructive role regarding all issues on the UN agenda. Turkey served on the UN Security Council, during the 2009-2010 period, as a non-permanent member after an absence of 50 years. Throughout its membership, Turkey followed a balanced, transparent and principled stance in dealing with the complex issues on the Council’s agenda. Turkey has presented its candidature to the Security Council once again, this time for the period 2015-2016.

Turkey is also is an acceding country to the European Union and full membership to the EU remains a strategic goal for Turkey.

EUROPEAN UNION

In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (EEC), which is now the EU. In 1970, an additional protocol to the association agreement was signed which established the framework and conditions of the transitional stage of the association. In April 1987, Turkey submitted its formal application for full membership. In late 1989, the EEC declared that Turkey was eligible to become a full member. The EEC further decided to defer granting candidate status due to changes in the EU and Turkey’s economic situation at the time.

In 1995, Turkey and the EU concluded a Customs Union, pursuant to which Turkey and the EU eliminated all customs duties and equivalent charges on imports of industrial goods and eliminated the ad-valorem tariffs imposed on the industrial component of the processed agricultural products. The EU’s quotas on Turkish textile products were also eliminated. Turkey assumed the obligation to harmonize its tariffs and equivalent charges on the importation of goods from third countries with the EU’s common external tariff (from approximately 15% in 1995 to 4.2% in 2012) and to progressively adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries. Although basic agricultural products were excluded from the initial package, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU and has taken substantial steps to harmonize its legislation relating to competition, consumer protection, intellectual property and standardization of foreign trade with those of the EU.

To adapt itself to the EU’s commercial policy and preferential trade arrangements with other countries, Turkey has signed Free Trade Agreements (FTAs) with all of the Central and Eastern European countries (Romania, Hungary, Lithuania, Estonia, the Czech Republic, Slovakia, Bulgaria, Latvia, Slovenia and Poland), Israel, Macedonia, Croatia, Bosnia-Herzegovina, Morocco, The Palestinian National Authority, Tunisia, Syria, Egypt, Albania, Georgia, Montenegro, Serbia, Chile, Jordan and the EFTA States (Norway, Iceland, Switzerland and Liechtenstein). Turkey signed FTAs with Lebanon, Mauritius and South Korea, which will enter into force after the completion of the ratification process. With the EU enlargement in May 2004, January 2007 and June 2013, Turkey’s free trade agreements with acceding countries have been terminated. The FTA with Syria was suspended on December 6, 2011.

FTA negotiations are underway with Ukraine, Colombia, Ecuador, Malaysia, Kosovo, Moldova, Democratic Republic of Congo, Ghana, Cameroon, Seychelles, the Gulf Cooperation Council (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and United Arab Emirates), Libya, MERCOSUR (Argentina, Brazil, Paraguay, Venezuela and Uruguay), Moldova, Kosovo and Faroe Islands. Also, exploratory talks have been initiated with Canada, Japan, India, Indonesia, Vietnam, Peru, Central American Countries (Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica, Panama), other African-Caribbean-Pacific Countries, ASEAN countries, Algeria, Mexico and Republic of South Africa.

With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had entered its final stage. At the European Council held in Helsinki in December 1999, Turkey was given candidate status. The recognition of Turkey as a candidate country ushered in a new era in Turkey-EU relations. The Accession Partnership for Turkey was approved by the Council on March 8, 2001. In response, the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”) on March 19, 2001. The Accession Partnership has since been revised three times on May 19, 2003, January 23, 2006 and February 18, 2008. Accordingly, Turkey’s National Program was revised in 2003 and 2008. Both the Accession Partnership and the NPAA are revised on a regular basis to take account of the progress that has been made and to allow for new priorities to be set.

In December 2004, following the EU’s decision to start accession negotiations with Turkey, the Government confirmed that it was ready to sign the Additional Protocol extending the 1963 Ankara Agreement to all the members of the EU prior to the actual start of accession negotiations. However, Turkey also placed on record that this would in no way imply a formal legal recognition of the Greek Cypriot Administration by Turkey. The Additional Protocol extending the Ankara Agreement to 16 EU member states was concluded by exchange of letters among Turkey, the Commission and the Council on July 29, 2005. Turkey also issued an official declaration, which constituted an integral part of its letter and signature, to the effect that the signature of the Protocol would not in any form constitute recognition of the “Republic of Cyprus” referred to in the said Protocol. Accordingly, Turkey stated that, pending a comprehensive settlement, its position on Cyprus would remain unchanged and expressed readiness to establish relations with the new Partnership State which would emerge following a comprehensive settlement in Cyprus.

The European Council of 2004 confirmed that Turkey fulfills the Copenhagen criteria which are a prerequisite for opening of the accession negotiations with Turkey. The Turkey-EU Intergovernmental Conference met for the first time on October 3, 2005, whereby the accession process was officially initiated. In parallel, eight sub-committees, which were formed in 2000 according to the EU acquis, periodically convene to review the developments that Turkey has achieved in related areas. So far, 14 chapters have been opened to negotiations5 On June 12, 2006, negotiations on Chapter 25 “Science and Research” were opened and provisionally closed by the Turkey-EU Intergovernmental Conference.

Although the screening process was completed in 2006, screening reports of 8 chapters6 are still pending approval by the Council, and the Foreign, Security and Defense Policy is still not prepared by the Commission.

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5

Free Movement of Capital-4, Company Law-6, Intellectual Property Law-7, Information Society and Media-10, Food Saftey, Veterinary and Phytosanitary-12, Taxation-16, Statistics-18, Enterprise and Industrial POlicy-20, Trans-European Networks-21, Regional Policy and Coordination of Structural Instruments-22, Science and Research-25 (provisionally closed), Environment-27, Consumer and Health Protection-28, Financial Control-32.

6

Free Movement of Workers-2, Fisheries-13, Transport Policy-14, Energy-15, Judiciary and Fundamental Rights-23, Justice, Freedom and Security-24, External Relations-30, Financial and Budgetary Provisions-33.

Since the screening reports are not officially communicated to Turkey, the potential opening benchmarks of those chapters are not communicated either.

Fulfillment of Turkey’s commitments under the Additional Protocol which relates to access to Turkish ports for Greek Cypriot planes and vessels is an opening benchmark in 8 chapters (“1-Free Movement of Goods”, “3-Right of Establishment and Freedom to Provide Services”, “9-Financial Services”, “11-Agriculture and Rural Development”, “13-Fisheries”, “14-Transport Policy”, “29-Customs Union” and “30-External Relations”) and closing benchmark in all chapters, according to the EU General Affairs and External Relations Council Decision of December 11, 2006.

In addition, in 2007, France declared that it will not allow the opening of negotiations on 5 chapters which were considered directly related with membership by France (“11-Agriculture and Rural Development” (one of the 8 chapters blocked due to Additional Protocol), “17-Economic and Monetary Policy”, “22-Regional Policy and Coordination of Structural Instruments”, “33-Financial and Budgetary Provisions”, “34-Institutions”).

Moreover, during the EU General Affairs Council meeting of December 8, 2009, Greek Cypriots declared that it set the unilateral “normalisation” of relations as a precondition for the progress in 6 chapters (“2-Freedom of Movement for Workers”, “15-Energy”, “23-Judiciary and Fundamental Rights”, “24-Justice, Freedom and Security”, “26-Education and Culture”, “31-Foreign, Security and Defense Policy”).

As a result, there are only 3 chapters left that are not politically blocked and can be opened: “Chapter 5- Public Procurement”, “Chapter 8- Competition Policy”, “Chapter 19- Social Policy and Employment”.

As a parallel effort to the accession discussions, in May 2012 the Commission launched a “Positive Agenda” with Turkey, which was previously mentioned in the Enlargement Strategy Paper published on October 12, 2011, with an aim to bringing a new impetus to Turkish-EU relations with the understanding that it should not create a separate track in the negotiation process, but complement and support it. The “Positive Agenda” is aimed at enhancing Turkey-EU cooperation in areas of joint interest. These include: the alignment with the EU legislation, political reforms and fundamental rights, visa, mobility and migration, trade, energy, counter-terrorism and dialogue on foreign policy. In the scope of the “Positive Agenda”, Working Groups are formed on eight negotiation chapters: (“Establishment and Freedom to Provide Service-3”, “Company Law-6”, “Information Society and Media-10”, “Statistics-18”, “Judiciary and Fundamental Rights-23”,”Justice, Freedom and Security-24”, “Consumer and Health Protection-28”, and “Financial Control-32”).

As part of the Positive Agenda, the Commission has already notified Turkey that the closing benchmarks of “Chapter 20- Enterprise and Industrial Policy” and “Chapter 21- Trans-European Networks” were fulfilled in 2011. The Commission also notified the fulfillment of the 4 closing benchmarks of the Chapters: Company Law, Consumer and Health Protection and Financial Control. In total, the fulfillment of 6 closing benchmarks of 5 Chapters was notified with the European Commission’s official letters.

In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey and the decision taken at the 2002 Copenhagen European Council, the EU decided to strengthen the accession strategy for Turkey and significantly increase the EU’s pre-accession financial assistance to Turkey. Since 2007, assistance to Turkey has been financed under the budget heading of “Instrument for Pre-Accession Assistance-IPA”. Thus, Turkey, along with other candidate and potential candidate countries, became the beneficiary of pre-accession assistance from the IPA.

Since 1999, a comprehensive transformation and reform process in line with the goal of EU accession has been underway. The objectives of full compliance with the EU Copenhagen political criteria and political reforms in the areas of human rights, democracy and the rule of law constitute the backbone of the accession process.

Within the framework of the reform process, eight harmonization packages were enacted between February 2002 and July 2004. In this period, the Turkish Constitution was amended twice, revising nearly one-third of the articles of the Constitution. The amendments covered a wide range of issues related to improving human rights, strengthening the rule of law and restructuring democratic institutions. The Constitutional amendments were followed by legislative and administrative measures to ensure the proper implementation of these amendments. The Constitutional amendments were fortified by the adoption of laws that are fundamentally important for the protection of human rights. These laws include the new Civil Code, the new Penal Code, the new Law on Associations and the new Code of Criminal Procedure. These reforms aim at strengthening democracy, promoting respect for human rights and fundamental freedoms, and consolidating the rule of law and the independence of the judiciary. Furthermore, reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures. Relevant legislation has been changed so as to enable the learning of and broadcasting in languages and dialects which are used traditionally by Turkish citizens in their daily lives. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.

The Ninth Harmonization Package was introduced on April 12, 2006. This harmonization package contained pieces of legislation in the fields of transparency, ethics and civil-military relations, as well as for the adoption of international conventions on human rights and fundamental freedoms. These included the UN Convention on Corruption, Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention, and the Revised European Social Charter and the Protocol amending the European Social Charter. Amendments to the following laws were adopted and put into force within the framework of the Ninth Harmonization Package: Law on Private Education Institutions, Law on Settlement and Law on Establishment and Legal Procedures of Military Courts.

The Reform Monitoring Group set up in 2003 and made up of the Minister of Foreign Affairs, the Minister for EU Affairs and Chief Negotiator, the Minister of Justice and the Minister of Interior continues to meet regularly to monitor and direct the political reform process. The 27th meeting of the Reform Monitoring Group was held on November 11, 2012 in Bursa.

In accordance with the National Program and in response to Turkey’s serious economic crisis in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensured transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have yielded tangible results. As a result of the banking sector restructuring following the 2001 crisis, Turkey’s financial system has had fewer difficulties emerging from the current global economic crisis. Turkey did, on the other hand, feel the negative effects of the global economic crisis resulting in shrinking exports, declining industrial production and downward pressure on growth. Nevertheless, thanks to the decisive implementation of the reforms, the economy’s resistance to negative externalities has increased, giving Turkey the opportunity to implement measures to minimize the adverse effects of the global economic crisis on domestic growth, to continue the disinflation process and to protect fiscal gains.

Turkey’s “Program for Alignment with the EU Acquis 2007-2013” was announced on April 17, 2007. Along with the relevant public institutions, non-governmental organizations have also participated in the preparations of this program which involved the harmonization of legislation that is expected to be passed between 2007 and 2013, in 33 negotiation chapters of the accession negotiations. The European Commission has welcomed this harmonization program and acknowledged it as a positive step.

The “Third National Program of Turkey for the Adoption of the EU acquis communautaire”, which outlines the envisioned Government actions over the next four years and includes a number of legislative and regulatory changes, including Constitutional amendments, aims to further harmonize the laws of the Republic with those of the European Union and was published on December 31, 2008, in the Official Gazette (No. 27097).

On February 20, 2008, the Assembly adopted the new Foundations Law (Law No. 5737). This new law that was published in the Official Gazette on February 27, 2008 (No. 26800) allows foreigners to establish new foundations in Turkey on the principle of reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority. The law also improved the situation of non-Muslim community foundations in relation to their international activities. In addition, on May 13, 2010, the Prime Minister issued a circular instructing all related government institutions and offices to act with utmost diligence for the absolute elimination of problems encountered by non-Muslim minorities, such as those related to publications containing hatred.

In January 2009, for the first time since the beginning of accession negotiations, a full-time EU Chief Negotiator, a State Minister, was appointed.

Established on March 24, 2009 in the Turkish Grand National Assembly with the primary goal to contribute to the protection and development of women’s rights, the Commission for Equal Opportunity between Women and Men continues to monitor developments on this issue at the national and international levels.

In June 2009, the Turkish Parliament passed legislation which restricts the jurisdiction of military courts and enables civilian courts to try military personnel for non-military offences. This legislation also eliminates the powers of military courts to try civilians in peacetime and has enabled the formation of military courts only with professional military judges by removing non-judge members of such courts, thus further aligning Turkey with EU practices. The law came into force on June 30, 2010.

In 2009, the government launched the “National Unity and Brotherhood Project”, publicly known as the “democratic opening”. In July 2009, a widespread public debate began on a comprehensive democratic opening process coordinated by the Minister of Interior. The process was aimed at raising the democratic standards in Turkey for all citizens in an embracing manner, irrespective of their ethnic origin, beliefs, gender or political preferences. On November 13, 2009, the government announced certain measures and steps had been taken with respect to the project. These measures include, for example:

–

Broadcast by the TRT (Turkish Radio and Television Corporation) 24 hours a day in Kurdish and Arabic in its respective television channels as well as radio broadcasts in Armenian and Kurdish by state-owned radio stations;

–	Lifting of all restrictions concerning broadcasting in different languages and dialects and granting a license to several private television and radio stations, including local stations; and
–	Establishing institutions and introducing academic studies in different languages and dialects that Turkish citizens use.

In addition to these political reform efforts, implementation of the Southeastern Anatolia Project (GAP) for development continues. GAP includes investment projects in a wide-ranging array from agriculture to health, education and transportation. For instance, within the framework of the GAP Action Plan (2008-2012), approximately TL4 billion was allocated in 2010 for investments in the region. Consequently, the share of GAP in public investment rose to 14%.

The comprehensive Judicial Reform Strategy covering issues related to the independence, impartiality, efficiency and effectiveness of the judiciary and an action plan to implement the Strategy was approved in August 2009.

In December 2009, amendments were made to the Bylaw on Associations to facilitate the process of creating and establishing business associations.

The twelfth of the EU Commission’s regular Progress Reports on Turkey, prepared annually since 1998, as well as the Enlargement Strategy Paper outlining expectations regarding the future were published on October 14, 2009. Among its conclusions, the Progress report noted that Turkey continued to sufficiently fulfill the political criteria, and made further progress during the last year, notably with respect to reform of the judiciary, civil-military relations, and cultural rights. The 2009 Progress Report pointed out that the Republic gave higher priority to preparations for EU accession, through the appointment of Mr. Egemen Bağiş as a full-time Chief Negotiator with the status of a State Minister and the approval of the National Program for the Adoption of the acquis. The 2009 Progress Report noted that the Reform Monitoring Group which met every two months provided strong support to the reform process.

On February 19, 2009, the European Court of Justice confirmed in its Soysal and Savatlı Decision that the international agreements executed by the European Economic Community are superior to the secondary and national legislation of the EU. In this context, the court decision ruled that Article 41(1) of the Additional Protocol prohibits the introduction by the Member States of a visa requirement for the Turkish citizens who provide services, if a visa was not required at the time of adoption of the Additional Protocol. Referring to its status as a negotiating country in the Customs Union with the EU, Turkey has intensified its efforts for obtaining the right of visa-free travel in EU member states for Turkish citizens.

In order to expedite Turkey’s accession process, the “EU Strategy for Turkey’s Accession Process” was approved by the Council of Ministers on January 4, 2010. This EU Strategy is based on four pillars. The first pillar is related to the official negotiation process, covering the chapters that are already opened or can be opened. The second pillar is related to the work that Turkey will carry out in all chapters irrespective of whether they are opened or politically blocked. The third pillar is related to political criteria, and the fourth pillar identifies the Republic’s communication strategy.

According to the Ministry of Interior Circular dated January 26, 2010 (No. 2010/6), EU Harmonization, Consultancy and Steering Committees have been established within 81 province governorship offices and within each of the 81 province governorships, one Deputy Governor has been appointed as the EU Focal Point.

The 2010-2014 Anti-Corruption Strategy (The Strategy on Enhancing Transparency and Strengthening the Fight against Corruption) entered into force upon its publication in the Official Gazette on February 22, 2010. Relevant bodies have been established to monitor the implementation of the strategy. Furthermore, an action plan was approved in April 2010 for its implementation. On June 24, 2011, the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (“AML/CFT”), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. In 2012, Turkey has taken steps towards improving its AML/CFT regime (including its work on AML/CFT legislation) as well as Turkey’s high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. For this purpose, a draft law addressing these deficiencies was sent to the Parliament. On February 16, 2013, the “Law on the Prevention of the Financing of Terrorism” was enacted.

Adopted initially by the Turkish Grand National Assembly in May 2010, the Constitutional Amendment Package, which amends more than 20 articles of the Constitution, was approved in a referendum held on September 12, 2010. As a result of the provisions contained in the Constitutional Amendment Package, human rights and fundamental freedoms have been expanded and the constitutional system was brought further in line with Turkey’s international obligations by providing for or strengthening constitutional guarantees for certain classes, broadening the freedom of organizations, and improving the judicial system.

In the Constitutional amendment package, utmost importance was given to the recommendations in the Accession Partnership Document and Progress Reports, while ensuring that the amendments were in line with the European Charter of Fundamental Rights, the European Convention on Human Rights, the jurisprudence of the European Court of Human Rights and the related documents of the Council of Europe. In addition, the amendments enabled Turkey to fulfill certain recommendations of different monitoring groups within the Council of Europe structure.

The majority of the amendments have made it possible to eliminate or alleviate several shortcomings identified in the decisions of the European Court of Human Rights and to comply with a range of recommendations and assessments, put forward either within the framework of the accession negotiations with the European Union or by the Commissioner for Human Rights of the Council of Europe, the Venice Commission, European Commission against Racism and Intolerance, Monitoring Committee of the Parliamentary Assembly of the Council of Europe, UN Committee on the Elimination of Discrimination against Women, UN Committee on the Elimination of Racial Discrimination and several other international monitoring mechanisms.

For instance, with the new provisions on the protection of children’s rights, Turkey’s laws would adapt to the requirements of the UN Convention on the Rights of the Child and the Convention of the Council of Europe on the Protection of Children against Sexual Exploitation and Sexual Abuse.

In respect to the charters of the International Labor Organization and the decisions of ECHR, the right to form labor unions and the right to conduct collective labor agreements, including the right to conduct collective bargaining for civil servants would be guaranteed.

An action plan covering the legislative changes required by the Constitutional Amendment Package was adopted by the Council of Ministers on September 27, 2010. The action plan includes new laws as well as amendments to existing laws and is currently being implemented. These include, for example, the “Draft Law on the Establishment of an Ombudsman Institution”, “Draft Law on the Protection of Personal Data”, “Draft Law Amending the Law on Civil Servants’ Unions”, “Draft Law on Turkish Human Rights Institution”, “Draft Law on Fight against Discrimination” and “Draft Law on the Establishment of a Monitoring Committee for Law Enforcement Officers”. The “Law on the Ombudsman Institution”, “Amendment on the Law on Civil Servants’ Union” and “Law on Turkish Human Rights Institution” were enacted in 2012.

The 2010 Progress Report on Turkey was published on November 9, 2010, together with the Enlargement Strategy Document. The progress achieved by Turkey in the field of political criteria during the reporting period was acknowledged by the Progress Report. It also stressed that the economic stability program implemented and the structural reforms carried out in basic sectors increased the resilience of the Turkish economy in face of the global financial crisis. Additionally, in light of the financial measures and robust structure of Turkey’s banking sector, the report emphasized that Turkey managed to overcome the impacts of the global economic crisis and its growth rate is substantially increasing again. Moreover, while Turkey made significant steps in aligning its laws to the EU acquis, the Report noted that significant efforts are still needed in the area of fundamental human rights. The constructive steps taken by Turkey in the foreign policy area are recognized in the Enlargement Strategy Document.

Turkey signed the Convention on Cybercrime of the Council on November 10, 2010. This Convention will be useful in better implementing the limitations on illegal Internet content since it streamlined current regulations and provided a sound framework regarding the use of Internet.

The EU General Affairs Council of December 14, 2010 praised Turkey’s commitment to the negotiation process and the progress achieved in the field of political reforms, particularly the Constitutional Amendment Package. Furthermore, while referring to Turkey’s active foreign policy, the role which Turkey and the EU can play together in this field is emphasized.

Referring to its status as a negotiating country in the Customs Union with the EU, Turkey has intensified its efforts for obtaining the right of visa-free travel in EU member states for Turkish citizens.

In January 11, 2011, the Assembly approved the new Turkish Code of Obligations (Law No. 6098). Law No. 6098 was published in the Official Gazette on February 4, 2011 (No. 27836). The new law includes, among other things, several amendments that provide protection to individuals against unilaterally pre-prepared contracts, such as the introduction of a new concept, “General Transaction Conditions”, similar to the “Terms and Conditions” concept commonly used in foreign contracts. Additionally, in the case of any unforeseen, extraordinary events, which with respect to the debtor leads to changes to the conditions which existed at the time of the execution of a contract, such debtor is entitled to apply to a court for modification of such contract.

In January 2011, the Assembly approved the new Turkish Code of Civil Procedure (Law No. 6100). Law No. 6100 was published in the Official Gazette on February 4, 2011 and became effective on October 1, 2011.

In January 2011, the Assembly approved the new Turkish Code of Commerce (Law No. 6102). Law No. 6102 was published in the Official Gazette on February 14, 2011 (No. 27846) and effective on July 1, 2012. Under the new Turkish Code of Commerce, among other things, companies will be required to prepare financial statements in accordance with International Financial Reporting Standards and the obligations of companies regarding public disclosures and corporate governance principles have been broadened to be in line with global standards. The new Code also allows the establishment of joint stock companies or limited liability companies with a single shareholder or partner. Legal entities could become board members, board meetings can be held in electronic media (with the use of online votes in General Assemblies now being allowed), and board resolutions can also be signed with electronic signatures. Types of mergers, conditions of withdrawal from partnerships, financial assistance to employees, spin-offs and conversions have also been acknowledged in the New TCC.

In March 2011, the Assembly approved the Law on the Constitutional Court (Law No. 6216), in line with the recent constitutional amendment. Law No. 6216 was published in the Official Gazette on April 3, 2011 (No. 27894). Under Law No. 6216, among other things, individual application to the Constitutional Court will be possible after September 23, 2012. The individual application mechanism paves the way to enhancing the rule of law and improving standards of democracy in Turkey by effectively protecting human rights. With the initiation of this system, there were 1,615 individual applications were made to the Constitutional Court as of December 2012.

On June 28, 2011, the Ministry for EU Affairs was established which replaced the Secretariat-General for EU Affairs and Mr. Egemen Bağiş was appointed as the Minister for EU Affairs and Chief Negotiator.

On September 26, 2011, The Council of Ministers approved the “Decree-Law on Organization and Duties of the Public Oversight, Accounting and Auditing Standards Authority” With the establishment of this Authority, the Turkish Accounting Standards Authority was abolished and as stated by the European Commission the relevant closing benchmark of the Company Law Chapter 6 was met. The Public Oversight, Accounting and Auditing Standards Authority has become the sole authority with the power to regulate accounting and auditing standards in Turkey. It has the authority to prepare and publish Turkish Accounting Standards in line with international standards, to ensure uniformity in implementation, necessary reliability and quality of independent auditing, to identify auditing standards, to authorize independent auditors and independent audit companies and supervise their audit activities and to make public oversight in the field of independent auditing.

On October 12, 2011, the European Commission released the 2011 Progress Report assessing Turkey’s achievements towards accession into the EU over the prior twelve months. The Commission concluded that Turkey has made progress in meeting EU membership criteria. The report stressed that Turkey continued to sufficiently fulfill the political criteria; the government commenced work on implementing the 2010 constitutional reform package and the parliamentary elections held in June 2011 opened the way for further constitutional reform. According to the report, Turkey continued improving its ability to take on the obligations of EU membership as progress was made in most areas, particularly company law, statistics and trans-European networks. However, further efforts towards alignment are needed in areas such as the environment, public procurement, and freedom to provide services, social policy, employment and taxation. The report also stated that the pace of accession negotiations would gain new momentum if Turkey proceeded to the full implementation of its Customs Union obligations with the EU.

Within the framework of Judicial Reform Strategy, the First and Second Judicial Reform Packages, which entered into force in 2011 with the aim of speeding up and carrying out the judicial services swiftly, efficiently and economically and tackling the backlog of cases, comprehensive legal arrangements were realized.

The top priority for Turkish people as well as for the Parliament is drafting a civilian constitution broadening democratic rights in terms of the relation between the individual and the state. Parliamentary Conciliation

Committee, established with equal participation from all political parties that are represented in the Parliament, has undertaken the task of drafting the constitution as of May 2012.

As regards to the institutionalization in the area of human rights, a great deal of improvement has been achieved. Within that context, new democratic institutions are established. The laws regarding Human Rights Institution of Turkey, undertaking a central role in terms of protection of human rights and the Ombudsman institution, bringing effective and swift solutions to the complaints stemming from administration are enacted as of June 2012. The Human Rights Institution is a public legal entity which has administrative and financial autonomy and has its own budget. The establishment of an Ombudsman system is a first in Turkey and one of the most important steps taken for accountability, fairness and transparency of the public administration. The Ombudsman Institution will improve the quality and effectiveness of public services, by addressing the complaints of citizens regarding public services in a fairly and timely manner, free of charge.

Following the Constitutional changes that were adopted by the referendum held in September 2010, the right to individual application to the Constitutional Court was introduced as of September 24, 2012. Accordingly, individuals may file an application before the Constitutional Court for final actions and court decisions.

On July 2, 2012, the Turkish Parliament adopted new measures, known as the 3rd Judicial Reform Package, intended to improve the effectiveness of the judiciary. This package, among others, enables further protection of freedom of expression, freedom of press as well as fight against corruption. This Reform Package has made major contributions to increasing the effectiveness and acceleration of judicial services. Certain data on the implementation of the 3rd Judicial Package include: the number of persons for whom the decision of probation is given was 104,662 in 2010, 130,402 in 2011, and 197,400 as of December 2012.

On July 4, 2012, it was announced that a Memorandum of Understanding that lays the ground for continued cooperation in the field of central banking through regular dialogue at technical and policy level and possible staff exchanges was signed between the Central Bank of the Republic of Turkey and the European Central Bank.

With respect to, trade union rights, the Parliament adopted two important pieces of legislation to ensure full trade union rights in line with the EU standards. With the amendment to the Law on Public Servants’ Trade Unions and Collective Agreement in April 2012, the right of collective agreement was extended to public servants and other public employees. The Law on Collective Labor Relations entered into force in October 2012.

The 2012 Progress Report on Turkey and the 2012-2013 Enlargement Strategy, which evaluate developments in other candidate and potential candidate countries, were published on October 10, 2012. The Report welcomes the successful launch of the Positive Agenda in May to support and to complement the accession negotiations through enhanced cooperation in a number of areas of joint interest: political reforms, alignment with EU law, dialogue on foreign policy, visa, mobility and migration, trade, energy, counter terrorism and participation in Community programmes. In the Report, the Council invites the Commission to take steps towards visa liberalisation as a gradual and long-term perspective, in parallel with the signing of the Readmission Agreement between Turkey and the EU which was signed in June of 2012. It also underlines that Turkey should sign the Readmission Agreement to allow for a proper roadmap to be finalised. The Report welcomes the work on a new constitution and acknowledges that a democratic and participatory process was put in place. The report also underlines that the representatives of non-Muslim minorities were officially received by Parliament. In the Report, terrorist attacks by the PKK were strongly condemned by the EU, yet it is stated that the Kurdish issue remains a key challenge for Turkey’s democracy. Moreover, the Report stresses that several important pieces of legislation were adopted, in particular laws on the protection of family and prevention of violence against women, probation, collective bargaining for civil servants, the Ombudsman Institution and the national human rights institution. Regarding economic criteria, Turkey’s performance is acknowledged in terms of both economic growth and employment generation. The Report highlights that the earlier fiscal consolidation and structural reforms which have been realized since 2001, have contributed to robust growth, the financial sector performed well, and banking assets values are about 100% of GDP. However, the Report criticizes that four years after the adoption of the Public Financial Management Law, some components are still missing in particular measures to enhance the accountability, efficiency and transparency of the budgeting process.

The European Commission has considered Turkey a functioning market economy in all its annual Progress Reports since 1998. The recent Progress Reports have highlighted the robust financial sector of the country and resilience of the Turkish economy with special emphasis on its sustained growth rate despite the difficult international economic environment, underlining the successful implementation of the economic stability program and the structural reforms carried out in basic sectors.

In December 2012, Turkey announced its EU Pre-Accession Economic Program for the 2013-2015 period (the “PEP”). The PEP was prepared on the basis of the Medium Term Program (MTP) for the 2013-2015 period. According to the MTP, Turkey’s economy is expected to have growth rates of 4.0%, 5.0% and 5.0% in 2013,

2014 and 2015, respectively. The year-end consumer price inflation targets for 2013, 2014 and 2015 are set as 5.3%, 5.0% and 5.0%, respectively. The program forecasts unemployment rates of 8.9%, 8.8% and 8.7% in 2013, 2014 and 2015, respectively. The program also forecasts the current account deficit/GDP ratio as 7.1% in 2013, 6.9% in 2014 and 6.5% in 2015.

The Turkish economy grew by 8.5% in 2011 and 2.2% in 2012. Inflation rate for 2011 was 6.47% and for 2012 8.89%. The current account deficit/GDP ratio figures were 10% in 2011 and 6.5% in 2012. Turkey’s unemployment rates were recorded as 9.8% and 10.1% by the end of 2011 and 2012, respectively.

Despite stressing the fragmentation of responsibilities between various government bodies, 2012 Progress Report also confirms the consensus among the economic policies of these decision making authorities.

The assessment of 2012 Progress Report regarding economy and financial policies related chapters is mixed. The Report acknowledges the relatively advanced alignment with the EU acquis under Financial Services, Taxation, Economic and Monetary Policy, Statistics and Financial Control Chapters, while it underlines the little or limited progress under Right of Establishment and Freedom to Provide Services and Free Movement of Capital Chapters.

With the Law on Mediation in Legal Disputes, published in the Official Gazette on June 22, 2012, a mediation system, through which the parties may freely address disputes arising from private law procedures, has been established. With this system, disputes can be resolved without recourse to a court, through a mediator chosen by the parties, also including foreign nationals.

The Capital Markets Law (No. 6362) entered into force on December 30, 2012. It includes regulations provisions required for the functioning and development of the capital market in a reliable, transparent, effective, stable, fair and competitive environment. The Law also aims to regulate and supervise the capital markets in order to safeguard the rights of investors.

On April 3, 2013, the Assembly approved a Draft Law (No. 443) “Including Changes on Law on Regulating Public Finance and Debt Management (Law No. 4749) and Some Decree Laws,” which was published in the Official Gazette on April 18, 2013.

Regarding civil-military relations, the removal of the “National Security” course from the curriculum of Turkish secondary school education system and the amendment on the Law on Military Judges to further strengthen independence and tenure of military judges are the outstanding developments.

In respect of cultural rights, with the Decree of the Council of Ministers dated October 12, 2009, “Institute of Living Languages” has been established in the Mardin Artuklu University. A master’s program is offered under the Kurdish Language and Culture Department of the Institute of Living Languages.

Within the framework of the new education system, an elective course on “living languages and dialects” (such as Kurdish, Circassian, etc.) is now available to students.

Furthermore, the post graduate program in the Department of Kurdish Language and Literature in Muş Alparslan University has started as of the 2012-2013 academic year. For the time being, 50 master students are studying in this program to which more than 300 students applied. In the Department of East Languages and Literatures in Tunceli University, Department of Zaza Language and Literature was established in 2011.

An extensive reform process is underway concerning dialogue with groups of different faiths and beliefs. The Parliamentary Conciliation Committee also invited community leaders of different faiths and beliefs to listen to their proposals and views on the new constitution.

In accordance with the judgment of the European Court of Human Rights on June 15, 2010, the Foundations Assembly decided unanimously that Büyükada Orphanage to be transferred to the Greek Orthodox Patriarchate. As a result, Büyükada Orphanage was transferred to the Patriarchate on November 29, 2010.

Religious ceremonies were held in Maçka, Trabzon on August 15, 2010, 2011 and 2012, in the historical Sumela Monastery; and in the Surp Haç Armenian Church (Armenian Church of Akdamar on Lake Van) on September 19, 2010, September 11, 2011 and lastly September 9, 2012. On May 28, 2011, a religious ceremony was organized in Alaçatı, İzmir at the Pazar Yeri Mosque, which used to be a church 88 years ago. On October 22, 2011, after a successful restoration, a religious ceremony was held in the Surp Giragos (Armenian Orthodox Church at Diyarbakır) which is one of the largest churches in the region.

The members of the Council of Ministers and government officials have continuously been holding meetings with the representatives of religious communities to address their problems. On February 14, 2012, the Minister for EU Affairs met with more than 300 representatives of civil society organizations representing different faith groups.

With respect to property rights, an important step was taken to resolve a long-lasting issue regarding the immovable properties of  minority foundations by the amendment of Law on Foundations in August 2011 and its Implementing By-Law dated October 1, 2011. These amendments have paved the way for the return of the immovable properties of minority foundations which had been confiscated. So far, 116 community foundations have applied to the Directorate General of the Foundations regarding the registration of 1560 immovable properties in the context of the By-Law. The Foundations Assembly has already decided for the return of 111 immovable properties, and the compensation for 16 immovable properties. The evaluation process for the applications is ongoing.

The Izmir Jewish Community under the name of “Izmir Jewish Community Foundation”, Armenian Surp Haç Tıbrevank School under the name of “Armenian Surp Haç Tıbrevank School Foundation” and Beyoğlu Greek High School for Girls under the name of “Beyoǧlu Greek High School for Girls Foundation” have gained foundation status in accordance with the Decision of the Foundations Council affiliated to the Directorate General for Foundations.

TURKEY-UNITED STATES RELATIONS

Turkey and the United States have been close allies and partners for more than fifty years. During the Cold War, the security aspect of the relationship became more pronounced, particularly following the Truman Doctrine and Turkey’s membership in NATO. In the ensuing post Cold War era, relations between Turkey and the US have been diversified and further enhanced in the pursuit of common interests based on shared values such as democracy, the rule of law and respect for human rights as well as the desire to promote peace, stability and prosperity around the globe.

Today, Turkey and the US cooperate on a wide range of issues affecting the Middle East, North Africa, the Balkans, the Caucasus, the Eastern Mediterranean, Central and South Asia as well as on critically important issues, such as the fight against terrorism, energy supply security, nuclear non-proliferation and global economic developments.

US Secretary of State Hillary Clinton’s visit to Turkey in March 2009, followed by the first official bilateral overseas trip of US President Obama to Turkey in April 2009 and the visit of Prime Minister Erdoğan to Washington, D.C. in December 2009 brought about a fresh impetus in Turkey-US relations. These high level visits reaffirmed that Turkey and the US share a common set of foreign policy priorities and that they have the common will to strengthen their cooperation with a view to addressing the challenges of the 21st century. During his visit, President Obama defined Turkish-US relations as a “Model Partnership”. This term reflects the unique character and comprehensive nature of Turkey-US relations. It defines the relationship between a global power and a regional power which also has the capacity to contribute positively to global affairs.

Major international issues which face both Turkey and the US are overlapping and Turkey-US cooperation makes a significant contribution to the efforts aimed at achieving global and regional peace, stability and prosperity.

Recent developments in the Middle East and North Africa once again highlighted the relevance of Turkish-US cooperation. Turkey and the US have been consulting frequently to exchange views on issues of common concern.

High level visits and regular contacts between Turkey and the US during the course of 2011 included the visits of Vice President Biden, Secretary of State Clinton, Secretary of Defense Panetta, Prime Minister Erdoğan, Foreign Minister Davutoğlu and other Ministers as well as Congressional visits.

President Gül visited the US to attend the NATO Chicago Summit in May 2012. Former Secretary of State Clinton paid a visit to Turkey in June 2012 within the framework of the 2nd Coordination Committee meeting of the Global Counter Terrorism Forum. She also paid a working visit to Turkey on August 11, 2012. These high level visits proved to be important steps in highlighting the relevance of Turkish-US relations against the backdrop of significant developments surrounding Turkey’s region.

On June 11, 2012, the United States issued a waiver to Turkey from its Iran-related sanctions, effective as of June 28, 2012, for a period of six months. The U.S. State Department said that Turkey, among other countries, had sufficiently reduced its purchases of Iranian oil to be awarded the waiver. The waiver was renewed for a further six months on December 7, 2012.

The US is one of the major trade partners of Turkey. The trade volume with the US in 2010 was $16.1 billion. There was a 21.9% increase in Turkish exports to the US and a 30.2% in Turkish imports from the U.S. in 2011 when compared to 2010. The trade volume reached $20.6 billion in 2011 (export: $4.6 billion, import: $16 billion). It was around $20 billion in 2012 (export: $5.6 billion, import: $14.1 billion).

In the last decade (2002-2012) the US companies have invested $8.4 billion in Turkey and now stands as the third largest investor in Turkey after the Netherlands and Austria. The US investments surpassed $400 million in 2012. Currently, the US ranks the third in FDI flows into Turkey (2002-2012).

Turkey is also designated by the US as one of the 6 preferential markets (Colombia, Indonesia, Vietnam, Saudi Arabia, South Africa and Turkey) in the world.

The Turkish Airlines operates between Istanbul and four American metropolitan areas (New York, Washington D.C., Chicago and Los Angeles) which reinforces the connection and expands cooperation among business circles.

During Prime Minister Erdoğan’s visit to Washington in December 2009, a mechanism called “Framework for Strategic Economic and Commercial Cooperation” (FSECC) was launched with a view to bringing economic, trade and investment relations to a level proportionate with political and security relations between the two countries. Deputy Prime Minister Ali Babacan and Economy Minister Zafer Çağlayan were entrusted with a mandate to coordinate bilateral endeavors for enhancing the economic interaction and commercial ties between Turkey and the US. The first Ministerial meeting of FSECC was held in Washington, D.C. on October 19, 2010. The second meeting of FSECC was held in Ankara on June 26, 2012. Deputy Prime Minister Ali Babacan and Minister of Economy Zafer Çağlayan (representing Turkey) and former US Trade Representative Ambassador Ron Kirk and Deputy U.S. Secretary of Commerce Rebecca Blank (representing the US) co-chaired the meeting.

The Economic Partnership Commission (EPC) which is one of the major existing mechanisms in Turkey-US economic cooperation is being held twice a year as of 2011. EPC held its ninth meeting in Washington D.C. on November 28, 2012 and the most recent meeting on May 23, 2013 in Ankara. The ninth and most recent meeting of the Trade and Investment Framework Agreement Council (TIFA) was organized in Washington D.C. on February 21-22, 2013. The “Business Council” (BC) which was established under the auspices of the FSECC held its first meeting in Istanbul on September 19, 2011.

The Agreement on Scientific and Technological Cooperation between Turkey and the US was signed in Washington, D.C. on October 20, 2010.

BALKANS

Turkey’s policy towards the Balkans is guided by the principles of “regional ownership” and “all-inclusiveness” and is based on four main pillars: security for all, high level political dialogue, economic interdependence and preservation of the multi-ethnic, multi-cultural and multi-religious social fabric of the region. In addition to having a common history and shared values, the Republic has a joint vision with the Balkan countries based on common future goals and integration with European and Euro-Atlantic institutions.

Apart from political support, Turkey also provides assistance to the countries of the region in various areas including economy, culture, education, military and security by its relevant public institutions, municipalities, NGO’s and universities.

Turkey has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (SEECP), the only major initiative starting from within the region, and the Multinational Peace Force Southeast Europe (MPFSEE)/South-eastern Europe Brigade (SEEBRIG). Turkey also plays an active role in the South-eastern Europe Defense Ministerial (SEDM) process. Turkey continues to be active within the Southeast European Cooperative Initiative (SECI) as well.

Turkey intensified its efforts towards the Balkans beginning from the second half of 2009. In addition to successfully holding the Chairmanship in the Office of the SEECP for the term 2009-2010, Turkey established trilateral consultation mechanisms with Bosnia-Herzegovina and Serbia on the one hand, and Bosnia-Herzegovina and Croatia on the other. These cooperation mechanisms aim to enhance peace, stability and prosperity in Bosnia and Herzegovina and transform the Balkans to a more stable region.

On April 24, 2010, the first “Trilateral Balkan Summit” was held in İstanbul with the participation of the Heads of State of Turkey, Bosnia and Herzegovina and Serbia. The second meeting of the “Trilateral Balkan Summit” was held in Karadjordjevo, Serbia on April 26, 2011.

The Trilateral Summits bring sides together to engage in joint projects intended to strengthen the dialogue and contribute to the regional peace, stability and cooperation.

TURKISH-GREEK RELATIONS

Following the dialogue and cooperation process initiated between Turkey and Greece in 1999, a more constructive understanding has begun to define the terms of bilateral relations which were problematic during the past decades. The conclusion of more than 30 bilateral agreements/protocols/MoUs in various fields such as trade, tourism, environment, culture, energy, transportation and security-related matters has contributed towards cooperation on issues of common interest. During this process, 29 Confidence Building Measures (CBM) have been adopted while four rounds of exploratory meetings were held regarding the Aegean issues.

Throughout 2009-2012, Turkey and Greece have furthered their efforts in order to improve bilateral relations. After assuming office, Prime Minister Papandreu paid his first visit abroad to İstanbul in October 2009, for the Informal Meeting of the SEECP Ministers of Foreign Affairs. Later, an exchange of letters initiated by Prime Minister Erdoğan reflected the common will of both political leaders to further developing relations on a more constructive basis.

During Prime Minister Erdoğan’s Athens visit on May 14-15, 2010, the High Level Cooperation Council (HLCC) held its first meeting and 22 documents were concluded in various fields, on top of the abovementioned agreements/protocols/MoUs signed as a result of the dialogue and cooperation process. The establishment of this mechanism signals the beginning of a more structured and institutionalized phase in Turkish-Greek relations, which will enable Turkey and Greece to upgrade the level of relations from rapprochement to partnership. The HLCC model in essence aims to bring together all relevant Ministers from both countries in the form of a joint cabinet meeting in order to raise their issues and develop a joint vision under the guidance of the two Prime Ministers.

Prime Minister Erdoğan paid a second visit to Athens on October 21-22, 2010 on the occasion of the Mediterranean Climate Change Initiative. This was the second visit of Prime Minister Erdoğan to Greece in one year which is unique in the history of Turkish-Greek relations. Similarly, by the invitation of Prime Minister Erdoğan, Prime Minister Papandreou’s visit to Erzurum on January 6-7, 2011, on the occasion of the 3rd Annual Ambassadors Conference of Turkish Ministry of Foreign Affairs was also a first of its kind.

However, due to the deepening economic crisis in Greece, Turkish-Greek relations lost its momentum in 2011. Although the HLCC had agreed to convene at least once a year alternately in Greece and Turkey, the second meeting of the HLCC planned for 2011 had to be postponed. However, high level visits continued even during this period; Turkish and Greek Foreign Ministers met three times between June and December 2012, in June in İstanbul, in September in New York and in October in Athens.

The mutual desire to bridge differences through dialogue and promote cooperation in the better interest of both countries has also reflected positively on other dimensions of bilateral relations, such as trade and tourism. The bilateral trade volume between Turkey and Greece had reached $3.57 billion in 2008, a historic high. Although the trade volume fell to $2.76 billion in 2009 due to the impact of the global economic crisis, it displayed an upward trend in 2010 and amounted to $3 billion. Despite the deepening economic crisis in Greece, the trade volume has exceeded $4.0 billion in 2011, which is an increase of 100% compared to 2005. Finally, the bilateral trade volume has reached $4.9 billion in 2012 with a surplus of $2/1 billion in Greece’s favor. As the largest Turkish investment in Greece, the Athens and Komotini branches of Turkish Ziraat Bank were officially inaugurated in February 2009. The Bank opened also branches in Xanthi and Rhodes respectively in October 2010 and October 2011, respectively. The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead, has soared to approximately $6.5 billion in 2011, while the number of Greek companies in Turkey reached 426. In 2010, Turkey was the destination of choice for more than 670,000 Greek tourists. According to the Greek National Statistics Agency, Turkish tourists visiting Greece in 2010 reached 561,198. For Turkish tourists visiting Greece, this reflected an increase of 180% in 2010. This trend continued in 2011 and 702,017 Greek tourists visited Turkey, while 552,090 Turkish tourists visited Greece in the year. Finally, the total number of Turkish and Greek tourists visiting each other’s countries has reached 1.3 million people in 2012. The respective increase in the number of tourists besides contributing to both economies also leads to further interaction between the peoples.

Energy has also proven to be a promising area of cooperation between the two countries. For example, the inauguration of the natural gas interconnector was held on November 18, 2007 at Ipsala on the Turkish-Greek border with the participation of the Prime Ministers of Turkey and Greece. This endeavor is of strategic significance for both countries as well as European markets, as it will provide the latter with an alternate secure energy transit route. The uninterrupted flow of natural gas from the Caspian Basin to the heart of Europe will be ensured with the extension of the present pipeline to Italy. The Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline connection with the Turkey-Greece Interconnector is the very first alternate route to provide Europe with natural gas from the Caspian Basin.

Turkey hopes that this trend in bilateral relations will continue in the period ahead, with a partnership spirit resulting in a climate of habitual cooperation beneficial to both countries.

CYPRUS

Turkey supports the UN Secretary General’s good offices mission, with a view to finding a just and lasting comprehensive settlement to the Cyprus problem, based on the long established UN parameters such as bi-zonality, political equality, equal status of the two constituent states and a settlement which will bring about a new partnership state. Turkey has openly declared its full support for a political settlement in the Island.

Cyprus is the home of two politically equal parties: Turkish Cypriots and Greek Cypriots who are two distinct peoples with different religions, cultures and ethnicities. The bitter past of ethnic conflict in Cyprus dictates that lasting peace can only be achieved through a viable equal partnership.

In 1963 the Greek Cypriots expelled Turkish Cypriots from the partnership state organs and institutions as well as from their homes, in violation of the Treaties of 1960. A UN peacekeeping operation began in 1964 and has been going on since then.

From 1963 to 1974 the Turkish Cypriots continued their existence in isolated enclaves corresponding to 3% of the Island, under frequent attacks organized by the Greek Cypriot side. When this culminated with a coup d’état in 1974, which was aimed at annexing the Cyprus island with Greece, Turkey as a guarantor power was left with no other option but to exercise its Treaty rights.

In the past forty years of the UN negotiation process, the Turkish Cypriots have always supported a just, lasting and comprehensive settlement of the Cyprus issue on the basis of negotiations between the two peoples of the Island, under the auspices of the UN Secretary-General’s Good Offices mission. However, the Greek Cypriots rejected the 1985-86 Draft Framework Agreement, the UN sponsored Set of Ideas of 1992, and the package of Confidence Building Measures of 1994.

The political resolve demonstrated by the Turkish side for a settlement paved the way for a renewed initiative by the former UN Secretary General Mr. Kofi Annan in January 2004 for the resumption of negotiations between the parties on the Island with a view to reaching a comprehensive settlement in this long pending issue.

The UN Comprehensive Settlement Plan (the Annan Plan), which was freely negotiated at every stage by the two sides, constituted a culmination of the UN parameters and represented a carefully balanced compromise. The Plan was submitted to simultaneous separate referenda in the North and South of Cyprus on April 24, 2004. Turkish Cypriots accepted the Annan Plan with the encouragement of Turkey. However, the Greek Cypriots rejected the Plan with a ‘No’ vote of 76%.

Turkey as a guarantor power has given its full support to the constructive efforts of the Turkish Cypriots in the UN negotiating process for the establishment of a new partnership in Cyprus that will emerge following the comprehensive settlement which will bring peace and stability to the Eastern Mediterranean. The parameters of a settlement have been established throughout decades-long UN negotiations and culminated in the UN Comprehensive Settlement Plan of 2004. These negotiations have provided the necessary material for the achievement of the settlement on which a new state of affairs can be created in Cyprus and guaranteed according to the 1960 Treaties.

In the four years of the last UN negotiating process, the Turkish Cypriots have conducted the negotiations in a diplomatic manner, with constructive proposals in the framework of the established UN parameters pursuant to the UN Comprehensive Settlement Plan of 2004, which have been confirmed by the UN. Turkey’s expectation during this period was that this positive stance of the Turkish Cypriot people would be reciprocated by the Greek Cypriots and supported by the international community. Unfortunately, the round of negotiations between 2008 and 2012 failed to produce a result.

The Turkish Cypriots accepted the UN Comprehensive Settlement Plan in 2004. In that regard, Turkey believes that the UN Security Council should heed the call made by the UN Secretary-General in his Report of May 28, 2004 towards putting an end to the isolation of the Turkish Cypriots. In his report, the UNSG noted that there is no Security Council resolution which imposes restrictions on the Turkish Cypriots and also called on members of the Security Council to encourage to all States to eliminate unnecessary restrictions and barriers that isolate the Turkish Cypriots and impede their development. While the European Council decided on April 26, 2004 to end the isolation of the Turkish Cypriots as well with no conditions, this decisions has not yet been implemented. This situation is discouraging, particularly with respect to the ongoing UN negotiations. In line with the UNSG’s call, the international community should call for the isolation to end, thus also contributing to the settlement aim.

IRAQ

Iraq’s recent history is full of wars, military invasions and sanctions which have had regional and global repercussions. The continuing violence and civil unrest in Iraq has negatively impacted its neighboring countries, including Turkey, which have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

Turkey has strongly supported Iraq’s stability, political unity and territorial integrity and made great efforts in helping Iraq to become a democratic, stable and prosperous country at peace with its own people and its neighbors. Turkey also attaches utmost importance to embracing all segments of the Iraqi society and reaching out to every part of Iraq.

In recent years, Turkey’s policy towards Iraq has been driven by the need to create a stable, democratic and prosperous Iraq. To this end, Turkey launched in 2003 “Iraq’s Neighboring Countries Process”, a regional initiative that played an important role in coordinating stabilization efforts of Iraq’s neighbors as well as various other countries and international organizations until 2008.

Turkey has also actively supported national reconciliation efforts in Iraq. Through reaching out to all segments of the Iraqi society and preserving its impartial stance towards all Iraqi political groups, Turkey encouraged national reconciliation through dialogue and contributed to the successful conclusion of the government formation process after the general elections in March 2010.

Turkey also works towards integrating Iraq into the global economy and international energy markets. With this understanding, Turkey co-sponsored the UN Security Council resolutions 1956, 1957 and 1958 concerning the termination of UN-supervised arrangements for the Development Fund for Iraq and the residual activities of the Oil-for-Food Program as well as the lifting sanctions towards Iraq which were adopted at the Security Council High-Level Event on December 15, 2010.

Turkey’s relations with Iraq have been steadily developing in many fields. The Turkey-Iraq High Level Strategic Cooperation Council, established in 2008, provides the necessary legal framework to further increase bilateral cooperation between the two countries in a more structured fashion. The purpose of this High Level Strategic Cooperation Council is to achieve full economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health and water.

The first ministerial meeting of The High Level Strategic Cooperation Council was held in Istanbul on September 17-18, 2009, which was followed by Prime Minister Erdoğan’s visit to Baghdad in October 2009 to co-chair the first meeting of the Council. During this visit, Prime Minister Erdoğan was accompanied by nine Ministers from Turkey. On the margins of this historic visit, the parties signed 48 Memoranda of Understanding aimed at increasing cooperation between the two countries on a wide range of issues. The High Level Strategic Cooperation Council presents a unique model of cooperation for promoting economic prosperity and integration in Turkey’s region.

Energy cooperation is an important aspect of bilateral relations. In cooperation with the Iraqi Government, Turkey endeavors to export a significant part of Iraq’s oil and gas reserves to international markets through its territory. Turkey also promotes the swift adoption of the hydrocarbon and revenue sharing legislations by the Iraqi Parliament.

By the end of 2012, the amount of Turkish exports to Iraq reached nearly $11 billion. Turkish companies also play a crucial role in Iraq’s reconstruction and development.

In recent years Turkey has also significantly improved its relations with the Kurdish region in northern Iraq. Turkish businessmen, contractors and workers have made crucial contributions to the prosperity and welfare in northern Iraq. The Turkish Consulate General in Erbil opened in March 2010. Following Foreign Minister Davutoğlu’s visit to Erbil in October 2009, a number of high level delegations from the Kurdish region, including President Mesud Barzani, visited Turkey. In addition, Prime Minister Erdoğan visited Baghdad, Najaf and Erbil in March 2011 and Foreign Minister Davutoğlu visited Erbil in August 2012.

Another important factor in Turkish-Iraqi relations is the presence of the PKK, a terrorist organization in northern Iraq. Turkey believes that the PKK constitutes a threat not only to Turkey and its people but also to the security and stability of Iraq, as well as the region at large. In this regard, having initiated the peace process in its country, Turkey, seeks more resolute support and enhanced cooperation from the Iraqi authorities in removing the presence of this terrorist organization in northern Iraq. Turkey expects the Iraqi authorities, including the Kurdish Regional Government, to take decisive and result-oriented measures to stop the activities of the PKK on Iraqi territory.

In December 2011 the US forces completed their withdrawal from Iraq. Almost simultaneously, the country fell into a political crisis which has not yet subsided. The security situation remains fragile. Lack of trust among the government partners, sectarian politics, spillover effects of the Syrian crisis and, most importantly, the reluctance to address power and revenue sharing concerns seem to lie at the heart of the present political deadlock in Iraq. Turkey expects the Iraqi leaders to resolve the outstanding political issues through democratic and constitutional means and to ensure an equitable power and revenue sharing, while embracing all segments of the Iraqi society without ethnic or religious discrimination.

IRAN

Iran is Turkey’s neighbor, located at the confluence of the Middle East, South Asia and the Caucasus. Developments with regard to Iran are of direct consequence to Turkey. Turkey has continually sought to engage Iran in helping stabilize this volatile region. Therefore, Turkey’s relationship with Iran is an asset not only for Turkey but also for the wider international community.

Given the already volatile and unstable situation in this region, Turkey believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern. Turkey, therefore, actively supports the resolution of the Iranian nuclear issue through dialogue and diplomacy. With this understanding, in addition to the finalization of the Tehran Joint Declaration as a confidence building measure in 2010, Turkey has hosted a series of meetings at political and technical levels between the P5+1 and Iran.

NON-PROLIFERATION AND DISARMAMENT

Turkey’s security policies exclude the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Turkey supports the universal use of such measures, as well as effective implementation in good faith and consistency. With a view to fulfilling the provisions of these instruments and arrangements, Turkey has an enhanced system of export controls systems in line with the standards of the European Union.

Turkey pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Turkey also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Turkey supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security and stability in the region.

MIDDLE EAST AND NORTHERN AFRICA

In the wake of the Arab Spring, Turkey has constantly supported democratic aspirations which have arisen in the Middle East and North Africa. It encouraged the governments to engage in political and economic reforms with a view to addressing the legitimate demands of their peoples. It also offered support in this regard. Turkey, however, strongly rejects and condemns the brutal suppression of the peaceful popular movements as well as military coups against democratically elected governments that have occurred in some countries.

Since January 2011, there have been varying degrees of political instability and public protests within certain Middle Eastern and Northern African countries, including (without limitation) Bahrain, Egypt, Iran, Libya, Syria and Tunisia. As a result of the unrest in Syria, thousands of Syrian refugees have fled to Turkey and more can be expected to cross the Turkish-Syrian border if the unrest in Syria escalates. Although such instances of instability have not so far materially affected Turkey’s financial or political situation, there can be no assurance that such instability will not escalate in the future, that such instability will not spread to additional countries in the Middle East or North Africa, that governments in the Middle East and North Africa will be successful in maintaining domestic order and stability or that Turkey’s financial or political situation will not thereby be affected. In addition, the significant increase in the price of oil that reflects increased instability in the Middle East and North Africa could have an adverse effect on the Turkish economy.

During 2010 several high level bilateral visits took place between Turkey and Syria. The Syrian President paid two visits to Turkey on May 8-9 and on June 7. Prime Minister Erdoğan visited Syria on October 11, 2010. A Quadripartite High Level Strategic Cooperation Council (HLSCC) was also established among Turkey, Syria, Jordan and Lebanon in Istanbul in June 2010 with a view to creating a zone of free movement of goods and easing travel among its citizens to these areas.

A second Ministerial Meeting of the HLSCC was held in Lattakia in October 2010 with the participation of 12 Ministers from the Turkish Cabinet. The Ministers assessed the ratification processes and the implementation of the agreements which were previously signed. Another meeting of HLSCC at the Prime Ministers level took place in Ankara in the end of the year. Eleven new documents were signed and consensus was reached on various joint investment projects. During this period, Turkey urged the Syrian Administration to engage in reforms which would meet the needs of the Syrian people.

Turkey invested both time and money in its relations with Syria in the last ten years. The thriving relations between Turkey and Syria contributed positively to bilateral trade, investment and tourism until the crisis which has engulfed Syria following the start of mass protests in March 2011.

In March 2011 the Syrian people staged peaceful demonstrations, demanding democracy, freedom, human rights and the rule of law. However, the regime responded to these demonstrations with force and gradually started to use lethal force and killed demonstrators. In the following weeks and months, they continued their policy to suppress the peaceful protests by using heavy weapons, tanks, fighter aircraft and ballistic missiles.

In view of these developments, on November 30, 2011, the Minister of Foreign Affairs Ahmet Davutoğlu announced measures vis-à-vis the Syrian Administration, in close consultation with the Arab League, in an effort to curtail the capacity of the Syrian administration to commit acts of violence against its citizens. The measures adopted include, among others, (i) suspending the High Level Strategic Cooperation Council mechanism until a democratic administration comes to power, (ii) imposing travel ban and asset-freeze measures against some members of the Syrian leadership who have been reportedly involved in incidents where excessive violence and illegal methods were used against civilians, (iii) freezing the financial assets of the Syrian Government in Turkey and (iv) ceasing transactions with the Syrian Central Bank. On May 30, 2012, after the violence committed by the Syrian security forces in the town of Houla, pursuant to Article 9 of the Vienna Convention on Diplomatic Relations, Turkey, as the host country, requested that the Syrian Chargé d’Affaires in Ankara and all other diplomatic personnel of the Embassy leave the country.

The situation in Syria deteriorated further in 2012. By the end of 2012, the number of Syrians who sought refuge in neighboring countries surpassed 350,000. The death toll reached 60,000, while approximately 4 million people were in need of assistance inside Syria.

From the outset, Turkey has viewed the situation from a humanitarian standpoint. Turkey follows an open-door policy concerning every Syrian who fled from the atrocities of the Regime. The number of the Syrians who were accommodated in 14 camps located throughout its south-eastern regions reached 150,000 by the end of 2012. The Turkish Government has spent over $1 billion in an effort to further these humanitarian efforts.

As a response to the shattering infrastructure and lack of services within Syria, Turkey mobilized its means to alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles.

To this effect, The Turkish Red Crescent has delivered food supplies, healthcare materials and infrastructure supplies as well as house electrical materials through point zero assistance to Syria that amounts to more than $200 million.

The escalation of the Regime’s aggression constitutes a deep and increasing concern for Turkey’s national security. The prolongation of the conflict carries with it a serious risk of not only ethnic and sectarian strife but also growing extremist threat stemming from terrorist groups such as al-Qaeda and PKK/PYD. There is also a danger of spillover posed by the ongoing conflict in Syria.

Turkey believes that the best way to end this bloodshed is through a political solution and transition. In light of its deep-rooted historical, cultural and kinship ties with the Syrian people, Turkey continues its efforts in cooperation with its regional and international partners in order to bring an immediate end to violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people.

In view of the fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Turkey has continued to welcome and support all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict through a two-state solution that would lead to the establishment of an independent, sovereign and viable Palestinian State with East Jerusalem as its capital, to live in peace and security with the State of Israel, in accordance with the relevant UN Resolutions.

As fundamental changes taking place in the MENA region in the recent period have made the need for the settlement of the Israeli-Palestinian conflict more important and urgent than ever, Turkey was deeply disappointed that the peace process could not be revived due to the Israeli intransigence, particularly with regard to the illegal settlement activities persistently continued in disregard of the international community’s reactions. Thus, Turkey has repeatedly opposed ever expanding settlement activities of Israel in the occupied Palestinian territories, as the settlements endanger the vision of a two-state solution.

In light of the persisting stalemate in the peace process and belief in the fact that meaningful negotiations can take place only on an equal footing, Turkey has supported the Palestinian initiative to achieve full international recognition by the UN and Palestine’s UNESCO membership. Turkey has also supported the Palestinian bid for a “non-member observer state” status at the UN voted overwhelmingly at the UN General Assembly on November 29, 2012.

Turkey has also continued to support the Palestinian reconciliation as it constitutes a necessity both in light of the new regional context introduced by the Arab Spring, in particular for the establishment of an inclusive Palestinian Government with full democratic legitimacy and for the resumption of the peace process on a credible ground. In the same vein, Turkey has supported the Palestinian efforts for the restructuring of the PLO particularly in terms of broadening its representation. Turkey has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine and continued to carry out projects in the Palestinian territories through the Turkish Cooperation and Coordination Agency (TIKA) and Turkish Red Crescent in areas such as health, education, technical assistance, protection of cultural heritage, and water supply.

Turkey has supported all efforts of revitalizing the Middle East peace process and continued its participation in the Temporary International Presence in Hebron (TIPH) as well as in the UNIFIL and facilitated the implementation of the prisoners exchange agreement between Israel and Hamas by welcoming 11 Palestinians to Turkey.

On May 31, 2010, the Israeli armed forces intercepted a civilian aid flotilla that had embarked from Turkish ports and was bound for Gaza. The Israeli armed forces boarded the boats comprising the flotilla and 9 civilians were killed, including 8 Turkish citizens. As a result, Turkish and Israeli relations deteriorated with sharp decreases in the number of tourists from the both sides. On September 2, 2011, Turkey reduced its diplomatic representation in Israel to the level of second secretary, requested that Israel’s ambassador leave Turkey and suspended all military agreements with Israel. On March 22, 2013, Israel formally apologized to Turkey for the 2010 raid, and Prime Minister Netanyahu pledged to pay compensation to the victims’ families and to continue to ease restrictions on the movement of civilian goods into Gaza, according to a statement released by Prime Minister Netanyahu’s office. This development is seen as a step to normalize ties between the two countries.

As a country which ignited the first spark of the Arab Spring, Tunisia accomplished very important reforms throughout its transition process. With a democratically elected parliament, president and government, Tunisia stands as a source of inspiration for many nations in the region. However, Tunisia is still confronting economic and social challenges which cause discontent in the country. There is an urgent need to restructure the Tunisian economy and create new jobs that will facilitate the political transformation. Turkey is determined to provide support to Tunisia in ensuring lasting stability, democracy and welfare in the country. With this understanding, Turkey and Tunisia are working on joint projects that will enable Turkey to share its experience and expertise in the fields of economic development, poverty reduction and technical training.

The fact that Libya needs to re-build most of its institutions in the post-Qaddafi period is a formidable challenge. In addition, the lack of security and stability in the country remains a serious threat against the existing transition process. Like all countries under transition, the enormity of the challenges emanating from the immediate needs of the people calls for the existence of a freely elected government. In this regard, the General National Congress election, held on July 7, 2012, the election of its President by the Congress on August 8, and the formation of the first interim government by Mr. Ali Zidan in November were important steps. Turkey has extended its full support to Libya from the outset of the revolution. Certain Turkish institutions have offered security related assistance to Libya to organize technical training programs in different fields in order to contribute to the development of human capacity which Libyan authorities needs in the transition process.

Turkey has supported democratic transition in Egypt from the outset. The success of the democratization process in Egypt is of particular importance as this country occupies a central role in the Arab and Muslim world.

Turkey pursues a principled stance regarding the popular movements in the MENA region and advocates that, sustainable security and stability could only be attained through meeting the legitimate aspirations of the people. Violence and the use of military force against civilians and democratically elected governments are unacceptable. Turkey strongly encourages its regional partners to announce and implement comprehensive reforms in due course. Turkey plays an active role in endeavors for generating peace, stability and security and creating an environment conducive to human development in the MENA region. In this respect, Turkey has provided and will continue to provide political and economic support for the countries experiencing democratic transition.

GCC

The relations between Turkey and the Gulf countries are strong. Turkey attaches utmost importance to its bilateral relations with the Gulf countries and wishes to further strengthen them in all fields. These relations have gained momentum with the signing of the Framework Agreement on Economic Cooperation in 2005 and the establishment of High Level Strategic Mechanism in 2008. Turkey became the first country with which the GCC established such a mechanism. This mechanism lays the groundwork for deepening relations from the economic sector to political and cultural fields. According to the Joint Action Plan, which was approved on October 17, 2010, eleven joint working groups were established.

Furthermore, high level reciprocal visits and signing of bilateral agreements in all fields have also contributed to Turkey’s relations with the Gulf countries

TAF

Turkey and the League of Arab States (the Arab League) concluded an agreement in 2007 whereby they established the Turkish-Arab Cooperation Forum (TAF). The Forum identified the following as the primary fields of cooperation: (i) political and security cooperation (ii) economy, (iii) culture, (iv) social development and (v) matters relating to the alliance of civilizations. Foreign Ministers and parliamentarians from Turkey and the Arab states meet every year under TAF with a view to expanding cooperation between Turkey and the Arab countries. The Fifth Meeting of the Turkish-Arab Cooperation Forum at the level of Ministers of Foreign Affairs was held in Istanbul on December 1, 2012. Moreover, Turkish-Arab Economic Forum, organized since 2005, brings together representatives of the private sector. The Seventh Turkish-Arab Economic Forum was held on June 29, 2012 in Istanbul.

TURKISH-RUSSIAN RELATIONS

Bilateral relations between Turkey and the Russian Federation have been developing in all areas in recent years. Signed during President Abdullah Gül’s visit to the Russian Federation on February 12-15, 2009, “Joint Declaration between the Republic of Turkey and the Russian Federation on Progress towards a New Stage in Relations and Further Deepening of Friendship and Multidimensional Partnership” is the main document setting the general framework and direction of the bilateral relations.

During President Medvedev’s visit to Turkey on May 11-12, 2010, the High Level Cooperation Council HLCC was established. The council is made up of several ministers from both countries who meet once a year under the co-chairmanship of Prime Minister of Turkey and President of the Russian Federation and discuss the state of bilateral relations in all areas. The HLCC has three sub-organs; the Joint Strategic Planning Group tasked to deal with cooperation on international matters, Joint Economic Commission which reviews economic relations, and the Civic Forum aimed at strengthening interaction between the two countries’ citizens. Turkish Prime Minister Erdogan visited Russia on March 15-17, 2011 for HLCC’s second meeting. The third meeting of the Council was held on December 3, 2012 in Istanbul as part of President Putin’s visit to Turkey.

Economic and commercial relations with Russia have been steadily developing especially since the early 2000s. In 2008, bilateral trade reached $38 billion, making Russia Turkey’s first, and Turkey, Russia’s seventh largest trading partner at the time. Having shrunk to $19.6 billion in 2009 due to global economic crisis, bilateral trade began to recover in 2010 reaching $30 billion and $34.2 billion in 2011 and 2012 respectively. Reciprocal investments have also continued to grow, approaching the level of $10 billion each as of 2012.

Tourism constitutes an important aspect of Turkish-Russian bilateral relations. In 2012 3.6 million Russian tourists visited Turkey. Russia is second to Germany in terms of the number of foreign tourists that visited Turkey.

The construction sector also plays an important role in economic relations with Russia. Turkish construction companies have completed various projects in Russia, the value of which has reached $40 billion, in 2012.

SOUTH CAUCASUS

The South Caucasus occupies one of the unique places in Turkey’s quest for peace, security and prosperity in its neighborhood and beyond. Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive peace and cooperation among all states of the region.

The region is home to three of the four protracted conflicts of the OSCE area, namely that of Abkhazia, South Ossetia and Nagorno-Karabakh (NK). The protracted conflicts are permanently a destabilizing factor and threat to the security of this crucial region. These conflicts have also prevented the region from realizing its full cooperation potential, which in turn, adversely affects regional wealth and prosperity. In this regard, Turkey is engaged in significant diplomatic efforts for strengthening peace and stability in the South Caucasus region.

The NK conflict constitutes a major impediment to the establishment of peace, stability and prosperity and it also prevents the emergence of a cooperative atmosphere in the South Caucasus. With this in mind, Turkey, as a member of the OSCE Minsk Group, continues to support the efforts towards the peaceful settlement of the NK conflict. Turkey is also working on confidence building measures including ones in the transport sector with a view to creating peace, stability and prosperity atmosphere in the region.

The process that Turkey has initiated with Armenia for the normalization of its relations should also be regarded as the reflection of this interest. The signing of the protocols on October 10, 2009 in Zurich was a major achievement in the direction of building a comprehensive and sustainable peace in the South Caucasus. Turkey has adhered to the protocols and remains committed to the normalization process. Any progress in the NK peace process will reinvigorate the normalization process between Turkey and Armenia.

Turkey enjoys excellent neighborly relations with Azerbaijan and Georgia. The three countries are engaged in substantial regional cooperation projects like the Baku–Tbilisi–Ceyhan (BTC) oil pipeline (operational since 2006), Baku–Tbilisi–Erzurum (BTE) gas pipeline (operational since 2007) and Baku–Tbilisi–Kars (BTK) railway project.

CENTRAL ASIA

Central Asia constitutes a strategic aspect of Turkey’s multi-dimensional foreign policy. Turkey shares common historical, linguistic and cultural ties with the Central Asian Republics (CAR).

Today, Turkey’s cooperation with CAR countries has reached a strategic partnership level in various fields. Since 1991, Turkey’s desire for a stable, independent and prosperous Central Asia has guided policy priorities in the region towards building free market economies and functioning democracies. Turkey believes that a secure and democratic Central Asia will be in the interest of the region as well as the world.

Turkey has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan and Kazakhstan, as well as strategic cooperation with Turkmenistan in areas ranging from energy to trade. Turkey’s economic and trade relations have reached a new horizon with each of them by being either their major or one of their leading trade partners. Turkey’s trade volume with the countries of the region was about $7 billion at the end of 2012. In addition, Turkish construction companies have completed about $55 billion worth of projects in the region. Turkish direct investments in the region currently exceed $4.5 billion. Nearly 2,000 Turkish companies are operating on the ground in the region. Moreover, the total of loans given to the countries in the region through Eximbank is more than $1 billion. Additionally, the Turkish Cooperation and Development Agency has granted one third of its development assistance to this region, worth of approximately $1 billion in the last 20 years. Further, there are many Turkish state and private schools, as well as universities in the region.

Turkey spearheaded the process of The Summits of Turkic Speaking Countries’ Heads of States, which has been held since 1992, with a view to increase the solidarity and cooperation among the Turkic speaking countries. This process was rendered into an institutional structure through the Establishment of the Cooperation Council of Turkic Speaking States in 2010. The Secretariat of the Council, whose headquarter is in İstanbul, started its activities.

The first Summit of the Turkic Council with the special agenda of “Economic and Trade Cooperation” was held on October 20-21, 2011 in Almaty. The 2nd Summit of the Turkic Council was held on August 22-23, 2012 in Bishkek with theme of “Educational, Scientific and Cultural Cooperation”. The following Summit was held in Azerbaijan on August 15-16, 2013 with the theme of “Transportation Cooperation”. The International Organization of Turkic Culture (TURKSOY) was established in 1993 for the purpose of protecting Turkic culture, art, language and historical heritage and introducing these values to the world and transferring them to the younger generations.

Given the critical geopolitical location and proximity to Afghanistan, countries in the region may face financial and security issues. Turkey is closely working with these countries to help them to strengthen their security environment through providing financial assistance and military training to these countries.

Turkey encourages steps taken in the fields of democracy, rule of law and human rights in the Central Asian countries and believes that such steps will contribute to their stability, security and the process of integration of these countries with international community.

AFGHANISTAN

Turkey has traditional ties of close friendship with Afghanistan and deems it essential to uphold the sovereignty, independence, territorial integrity and national unity of the country.

Turkey has participated in the International Security Assistance Force (ISAF) in Afghanistan since its inception and assumed the command of ISAF-II (June 2002-February 2003) and ISAF-VII (February-August 2005). Turkey continues its active participation in ISAF by assuming the leadership of the Regional Command in Kabul since 2009. Given Afghanistan’s special place in Turkish foreign policy and the central role the Regional Command in Kabul has been playing in establishing security and stability in this country, Turkey extended its term in the Regional Command in Kabul leadership for another year, until November 1, 2013. Turkey currently has 998 troops deployed under ISAF. Turkey is making significant contributions to the training and equipping of the Afghan National Army and the Police Force. It provides training to approximately 1,000 Afghan National Police members per year in Turkey (Sivas) beginning July 15, 2011. The Memorandum of Understanding regarding the legal framework of the project was signed by Turkey, Japan, Afghanistan and the United States on March 5, 2011. The official opening ceremony of the first training program was held on July 28, 2011. A third batch of 500 Afghan National Police cadets are currently in training in Sivas. The value of Turkey’s military aid and donations has reached $100 million since 2001. It has made a commitment of $60 million for the 2015-2017 period at the NATO Chicago Summit for the financial sustainment of the Afghan National Security Forces (ANSF).

Turkey’s development assistance project package to Afghanistan is the most comprehensive one in its history. Turkey is a large contributor to reconstruction efforts in Afghanistan on both a bilateral and multilateral basis, especially in the fields of health, education, agriculture, sanitation and infrastructure. Turkey’s capacity building efforts include the training of the ANSF in Afghanistan and Turkey.

Turkey pledged $100 million to Afghanistan in the 2008 Paris Conference, raising Turkey’s development assistance to Afghanistan to $200 million. Turkey continues to use these funds to contribute to Afghanistan’s development. After the completion of the ongoing projects, half of the value of Turkey’s total pledge will have been spent on reconstruction efforts. In line with the decision taken at the London Conference in 2010, Turkey, taking into account the Afghan absorption capacity as well as the transition process, has extended its development assistance to Afghanistan Turkey and has also made a commitment of $150 million for development projects for the term 2015-2017 at the Tokyo Conference in July 2012.

Turkey has completed more than 600 projects, reaching at least 7 million Afghanis. In this context, 84 schools and 17 health clinics/ hospitals have been built or repaired. The construction and furnishing of three new schools are under way. 1,970 higher education scholarships have been awarded to Afghan students through various government programs since 2003. Currently, 1,099 Afghan students benefit from these scholarships in Turkish universities. Turkey meets the administration costs of two clinics and two hospitals. So far, more than three million Afghans have benefited from Turkey’s assistance in health and more than 700,000 from education sectors. We have drilled 168 water wells, providing drinking water to 500,000 Afghan citizens. Most of Turkey’s projects in Afghanistan are carried out by Turkish Cooperation and Coordination Agency (TIKA).

In order to support the reconstruction efforts in Afghanistan, the first Turkish Provincial Reconstruction Team (PRT) was established in Wardak and became operational in 2006. The Turkish PRT carries out substantial projects in order to contribute to the economic development and reconstruction of the province as well as capacity building at the local level. As a further step in Turkey’s commitment to the reconstruction of Afghanistan, a second Turkish PRT entered into service in 2010 in the city of Shibirgan and operates in the Jawzjan and Sar-i Pul provinces.

The Turkey-led Kabul Regional Command regularly conducts civil – military cooperation CIMIC activities, which include extending medical services and donations in its area of responsibility (AOR). The Turkish military contingent has thus provided health services to over one million Afghans. 358 Afghan military personnel or their family members have received health treatment at hospitals in Turkey. Annually, approximately 200 Afghan civilian patients are offered free medical treatment in Turkey. About 25 Afghan National Army veterans severely injured during military operations have received treatment and rehabilitation at the specialized military hospitals in Turkey.

Encouraging regional cooperation not only constitutes a significant aspect of Turkey’s overall vision for South Asia, but it is also one of the pillars of its comprehensive strategy towards Afghanistan. With this understanding, Turkey hosted twenty major international meetings in support of regional and international cooperation with a particular focus on Afghanistan in 2010, including three summit level meetings and several ministerial meetings.

Turkey continues to encourage regional cooperation through the Istanbul Process and the Afghanistan-Pakistan-Turkey Trilateral Summit Process.

The Istanbul Process which was initiated by Turkey and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, serves as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (CBMs). It also seeks to create synergies among other regional organizations. The spirit of regional ownership and the support of the international community have made it possible for this Afghan-led process to make significant headway. With the adoption of the implementation plans of the six CBMs (Disaster Management; Counter Terrorism; Counter Narcotics; Trade, Commerce and Investment; Regional Infrastructure; Education) at the last Ministerial Conference which was held in Almaty on April 26, 2013, implementation stage is set to begin. Turkey takes part in the implementation of all CBMs and leads the Counter Terrorism CBM together with Afghanistan and the United Arab Emirates.

The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved in time into a solid platform for multidimensional cooperation among Turkey, Pakistan and Afghanistan. The process has three dimensions: Political dialogue, security cooperation and development partnership. It allows for the development of multidimensional cooperation in areas such as economy, development, security, education and training, while enabling enhanced contacts across a wide spectrum, including among parliamentarians, businessmen and members of the media. The seventh Summit was held with a special focus on connectivity on December 12,

2012 in Ankara. Transport Ministers of the three countries discussed venues of cooperation on the efficient utilization of existing transport infrastructure, and prospects of further improving transport links among the countries and in the region. A Memorandum of Understanding on Economic and Commercial Cooperation among the three countries stipulating the establishment of a Trilateral Trade Council was signed. The Summit is supported by the “Istanbul Forum” which forms the private sector cooperation leg of the Process.

Turkey also co-chairs (together with the UN Assistance Mission in Afghanistan (UNAMA) the Regional Cooperation Working Group (RCWG) of the International Contact Group on Afghanistan. The RCWG is intended to take forward the notion of regional ownership by bridging the countries of the region and the broader international community. The inaugural meeting of the RCWG was successfully held in Istanbul on June 3, 2011 with representatives from 36 countries and international organizations.

Both the Trilateral and the regional processes have engendered further associated meetings and events which have helped to bring about a positive and cooperative climate between Afghanistan and its neighbors.

ASIA-PACIFIC

Aware of the necessity to foster the linkages between political stability, economic welfare and cultural harmony globally and by virtue of its location at the centre of the Afro-Eurasian geopolitical plane, Turkey follows the developments taking place in the wider Asia-Pacific region with keen interest. As a matter of fact, Turkey has a special standing as being an Asian country among its many vocations. We have historic, linguistic and religious ties with a wide range of countries along the ancient Silk Road.

In line with its multi-dimensional foreign policy and in view of the growing economic and political significance of the Asia-Pacific, Turkey has put into effect a new approach to its relations with the countries of the region. Broadly referred to as “opening-up to the East Asian and the Pacific”, it has gained considerable pace and depth in recent years. The main elements of the approach include, fostering economic and trade relations, enhancing political dialogue mainly through consultation mechanisms, completion of legal infrastructures and strengthening cultural ties.

During the last decade, high-level bilateral visits were intensified, which has resulted in increased trade and investments. Moreover, Turkish Airlines has extended its destinations and flight frequencies in the region and Turkish Cooperation and Coordination Agency (TIKA) has increased its development projects, especially with regard to the Pacific Island countries. Cooperation in the field of culture has expanded thanks to reciprocal cultural years and the number of scholarships allocated to the countries in the region increased.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and South Korea have notably increased both economically and politically.

The relations with China, which is Turkey’s largest trading partner in East Asia, as well as with Indonesia, South Korea and Japan, have been elevated to a strategic level in 2010, 2011, 2012 and 2013 respectively.

Turkey also enjoys amicable relations with the members of the Association of Southeast Asian Nations (ASEAN). Covering the world’s third largest population (605million) with 4.46 million kilometer squares of surface area and a GDP of $2.2 trillion ($5.6 trillion in PPP terms), the ASEAN region is of special importance. In this regard, Turkey aims to develop its ties with the ASEAN countries in every possible field, in particular with Indonesia, Malaysia, Singapore, Philippines, Thailand and Vietnam. Turkey has strengthened its presence by opening new Embassies in the region. Turkish Embassy in Myanmar became operational in 2012, to be followed by Cambodia and Brunei this year.

Turkey is also forming new ties with the Least Developed Countries of the region through its wider initiative to reach out to the LDC’s worldwide.

Parallel to the efforts at the bilateral level, Turkey has also taken necessary steps to develop its ties with the regional organizations which are active in this part of the world, namely the Conference on Interaction and Confidence Building Measures in Asia (CICA), Shanghai Cooperation Organization (SCO), ASEAN and the PIF (Pacific Islands Forum). As a reflection of Turkey’s desire to associate with as many different sub-regions of the Asia-Pacific as possible, Turkey became a party to the ASEAN Treaty of Amity and Cooperation (TAC) in July 2010 in Hanoi during the 43rd ASEAN Meeting of Foreign Ministers. Furthermore, Turkish Ambassador in Jakarta has been accredited to the ASEAN. The target is to establish a “Dialogue Partnership” with the ASEAN which is the highest level of institutional relationship with the association.

Turkey has also expressed its interest in participating in the activities of Asia-Europe Meeting (ASEM), the only international platform that brings together Asian and European countries for dialogue and cooperation.

Last but not least, the Pacific Islands Forum (PIF) is another regional organization of which Turkey has become a Development Partner. The next step is to become a Post-Forum Dialogue Partner.

In light of its active policy towards developing cooperative networks with all sub-regions of the Asian continent as well as Turkey’s particular intention to contribute to the work of regional organizations, Turkey is determined to cooperate and further enhance its relations with the countries of the wider Asia-Pacific region in the years to come.

AFRICA

Turkey-Africa relations have gained considerable momentum since the declaration of Turkey as a strategic partner of the Continent by the African Union in January 2008, and the “First Turkey-Africa Cooperation Summit” held in Istanbul, in August 2008.

The “Opening up to Africa Policy” has been replaced by the “African Partnership Policy”. Turkey’s relations with the region have been transformed into a mutually reinforced political-economic partnership.

Turkey pursues a multilayered policy in Africa which aims to establish close political relations by intensifying bilateral high level visits and defending the rights of various African nations at the bilateral and multilateral level: assisting certain African countries to overcome economic difficulties through trade, investment and humanitarian assistance; when duly requested, playing a role through diplomacy in the settlement of conflicts and disputes between East African nations and in intra-state conflicts; assisting certain countries in Africa to progress in the areas of democracy and good governance; giving support to the international and regional organizations to increase dialogue, understanding and peace in affected regions; and participating in peacekeeping missions in certain parts of the continent.

Turkey has 34 embassies in the African Continent as of January 2013. There are plans to open up additional embassies in the next few years. This process has not been one-sided. Currently, 25 African countries have embassies in Turkey and 9 African countries have announced their plans to open embassies in Ankara.

Turkey’s trade volume with Sub-Saharan Africa in 2000 was $742 million. This figure reached to almost $6.5 billion in 2012, setting a new record. The overall trade volume with the African continent has reached $23 billion in 2012.

In line with the developing relations, the value of the Turkish direct investments to Sub-Saharan African countries is also steadily increasing. In this context, the value of Turkish direct investments is around $3.2 billion in Ethiopia, $500 million in South Africa, $160 million in Sudan and $60 million in Nigeria in 2012.

Turkey, under various cooperation schemes, has been trying to share its experience in the fields of agriculture, health, education, energy and environment.

Turkish Cooperation and Coordination Agency (TIKA) is the key governmental agency carrying out humanitarian and development assistance. TIKA has been active in 37 African countries with its projects in various fields. TIKA has 7 Co-ordination Office’s in the continent.

The total amount of Turkey’s official bilateral development assistance to Africa was $772 million in 2012. Turkey has become a prominent country in humanitarian activities across the continent ranging from Somalia to Niger and Sudan.

Turkish Airlines commenced flights to Mogadishu, Kigali, Abidjan, Kinshasa, Djibouti, Nouakchott, Mombasa, Niamey, Ouagadougou and Libreville in Sub-Saharan Africa, bringing the total number of THY flights in the Continent to 34 destinations. We expect the number of flights to reach 40 destinations in the next few years.

Under the new scholarships program initiated for the 2012-2013 education year, we have provided 561 scholarships for students from Sub-Saharan Africa and 142 scholarships for students from North African countries. This represent an approximately 60% increase compared with the scholarships allocated the previous year.

LATIN AMERICA

Aware of the rising importance of the Latin American and the Caribbean region in world economy and politics, Turkey, since the late 1990s, has been pursuing a strategy to open up to the region, not only to improve the visibility of Turkey in the continent, but also to expand the network of its cooperation at the bilateral level as well as with the regional and international players.

At the bilateral level, Turkey, firmly believing in the importance of frequent high-level visits and the conclusion of agreements in order to complement the legal framework of its relations, has come a long way in enhancing its bilateral political, economic, commercial, cultural and defense relations with the regional countries. In 2012 alone, there were two official Presidential visits from Ecuador and Chile. In the last few years, Turkey’s relations with Brazil have been elevated to the level of strategic partnership. Turkey’s economic and trade relations with the countries of this region have displayed a remarkable increase and the overall trade volume exceeded $8 billion as of the end of 2012.

Turkey has increased the level of its diplomatic representation in the region by opening three new Embassies (Bogota, Lima and Quito) in addition to the existing 6 embassies as well as a Consulate General in Sao Paulo. Preparations to open two new Embassies in the Dominican Republic and Panama are also underway. Through such enhanced representation, Turkey will be better equipped to further its relations and cooperation with the broader region.

Direct Turkish Airlines flights between Istanbul and Sao Paulo since 2009 have also played a pioneering role in this respect. These flights are instrumental in increasing the level of tourism between the two countries. Turkish Airlines intends to widen the scope of its destinations in the region.

Turkey is working to expand its economic and commercial ties with the region. Chile became the first country in the region with which Turkey has concluded a Free Trade Agreement. Turkey is currently negotiating similar agreements with other countries of the region as well as with MERCOSUR (Southern Common Market).

While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Turkey has also sought to strengthen its cooperation with regional organizations. Turkey enjoys permanent observer status in the Organization of American States (OAS) and the Association of Caribbean States (ACS). Furthermore Turkey established Cooperation and Consultation Mechanism with the Caribbean Community (CARICOM) as well as a Political Dialogue and Cooperation Mechanism with MERCOSUR.

ECONOMY

BACKGROUND

After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade.

Turkey’s real GDP annual growth rate averaged 3.1% during the period from 2008 to 2012. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s long-term gross external debt levels rose in absolute terms from $207.2 billion in 2007 to approximately $222.4 billion in 2011. See “Debt-External Debt and Debt Management” for details.

In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and trade by the Republic with states consisting of the Commonwealth of Independent States (“CIS”) (Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments-Current Account”.

Global Financial Crisis

Turkey’s economy was impacted by the 2008-2009 global financial crisis but began to recover in the last quarter of 2009. See “Gross Domestic Product”. Since 2003, the Republic has maintained fiscal discipline, as evidenced by the fact that the Republic’s debt ratios have been below the Maastricht criteria since 2004. In addition to prudent fiscal policies, the Republic’s strong banking sector was an important underlying factor in maintaining a healthy fiscal position. Although many countries had intervened in and supported their respective banking sector with government financing, there was no need to take any such measures in Turkey due to the nature of banking regulations implemented before the global financial crisis. Considering these developments, the turmoil in the EU sovereign debt market has not had any material impact on the Republic’s public finances or economy due to the Republic’s strong fiscal balance, low debt to GDP ratio and strong banking sector. However, as the EU sovereign debt crisis has spread beyond the euro zone periphery to larger economies, such as Spain, growth in the countries comprising the euro zone has significantly decreased, especially in Germany, Turkey’s largest export partner. Additionally, many EU countries are implementing austerity measures that may adversely impact growth in these countries. Given the strong economic and political ties between the Republic and the EU, any material deterioration in the EU economy or any material deterioration in market conditions due to the uncertainties arising from problems in the EU could have negative effects on the Republic’s economy or assets.

The Republic took measures to combat the national and global financial crisis, such as reducing private consumption tax for cable, wireless, and mobile services; increasing short-term employment benefits; giving motor vehicle tax exemption to cars more than 30 years old; and introducing tax incentives to the companies for certain investments in certain regions. These measures were published in the Official Gazette on February 28, 2009 (No. 27155). The tax exemption for cars over 30 years old was extended until December 31, 2011 (published in Official Gazette on August 1, 2010; No. 27629).

A stimulus package including a value added tax cut on certain houses and a private consumption tax cut for home appliances and certain types of automobiles was published in the Official Gazette on March 16, 2009 (Law No, 27171; Council of Minister’s Decision No. 2009/14802). Both tax reductions were initially effective until June 15, 2009, and were then extended until September 30, 2009 (Council of Minister’s Decision No. 2009/15081, published in Official Gazette No. 27260). A Council of Ministers decision (No. 14803) regarding the reduction of Resource Utilization Support Fund (“RUSF”) levied on consumer credits from 15% to 10% was also published in the same Official Gazette. RUSF was increased by another 15% on October 28, 2010 (Council of Minister’s Decision No. 2010/974, published in Official Gazette No. 27743).

A package including value added tax cuts levied on the sale of real estate, electronic, furniture and industrial machines was published in the Official Gazette on March 29, 2009 (No. 27184). This package extended to, among others things, automotive components, telephone equipment and certain types of furniture with the Council of Minister’s Decision No. 2009/14881 which was published in the Official Gazette on April 14, 2009 (No. 27200). The package was valid from March 30, 2009 to July 30, 2009.

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly. Law No. 5909 and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The burden of the various stimulus packages on the budget is estimated to be approximately 2.1% of GDP in 2009 and 1.9% of GDP in 2010.

An employment package of employment incentives was published in the Official Gazette (No. 26887) on May 26, 2008. According to this package, starting from May 2008, the employer’s share of social security premiums of young and women workers who are working pursuant to an employment contract and satisfying certain conditions, will be paid from the Unemployment Insurance Fund for 5 years with decreasing ratios, and the time frame for benefiting from this incentive was extended for one year on February 28, 2009 (published in Official Gazette No. 27155). With the Law No.6111 (published in the Official Gazette on February 25, 2011; No. 27857), the coverage and the utilization period of such employment incentives were broadened. This incentive is available up to 54 months for men between 18 and 29 and women over 18 from the date of hire and up to 30 months for men over 29 from the date of hire according to such law.

GROSS DOMESTIC PRODUCT

Table No. 1

	Gross Domestic Product
	2008	2009	2010	2011	2012
At constant 1998 prices
GDP (millions of TL)	101,922	97,003	105,886	115,175	117,754
GDP (at current prices)	950,534	952,558	1,098,799	1,297,713	1,416,817
Turkish Lira/US dollar (annual average)	1.293	1.547	1.500	1.670	1.790
GDP (at current prices, millions of dollars)	742,094	616,703	731,608	774,188	786,293
Population (mid-year, in thousands)	71,095	72,050	73,003	73,950	74,855
Per capita GDP (at current prices, in dollars)	10,438	8,559	10,022	10,466	10,504

The Turkish economy experienced robust growth between 2002 and 2007, before the negative effects of the global financial crisis weighed on  Turkish industrial production. Economic growth was mainly driven by total consumption and fixed capital investments on the demand side as well as service and industrial sectors on the production side. Improved consumer and business confidence along with reduced interest and inflation rates reflected the sound macroeconomic fundamentals of this period. Also, strong growth rates, lower real interest rates and primary surpluses contributed to the reduction of the general government debt stock. However, during the 2002-2007 period current account deficits increased.

On March 8, 2008 the TURKSTAT announced a revision to the national accounts. Following this revision, GNP figures would no longer be published as of the third quarter of 2007. Despite the current liquidity and credit crisis affecting developed countries, the Turkish economy showed a strong growth of 7.0% in the first quarter of 2008. However, beginning in the second quarter of 2008, GDP growth decreased to its slowest pace from the first quarter of 2002. The decline in the agricultural sector was effective in this slowdown. Also, slowdown in the growth rate of the industrial production and construction sector contributed to this decrease in GDP growth. As a result of these developments, the Turkish economy in the last quarter of 2008 entered a four quarter long recession after 27 quarters of successive positive growth. At the end of 2008, as the negative effects of the current global financial crisis weighed more on both the global and the Turkish economy, GDP increased by 0.7% compared to 2007.

The industrial sector, which includes mining, manufacturing and energy, accounted for 22.0% of GDP in 2008, compared with 22.3% in 2007. In 2008, the agricultural sector’s share of GDP was 8.5% and the services sector’s share was 69.6% of GDP in 2008 compared with 69.1% in 2007. GDP was TL950.5 billion (approximately $742.1 billion) in 2008.

In 2009, the negative effects of the global financial crisis were felt markedly on the Turkish economy as was the case for other advanced and emerging market economies. The global financial crisis affected the Turkish economy in four areas, namely i) trade, ii) external resources, iii) credit and iv) expectations. Uncertainty created by the global financial crisis, an economic recession in the Republic’s important foreign trade partners and contraction in domestic and external financing facilities led to a deteriorating economy. The most drastic effect of the global crisis was realized in the first quarter of 2009, when the Turkish economy contracted by 14.7%. Although contraction in economic activity continued in the second and third quarters of 2009 over the same period of the previous year, the pace of economic contraction was lower. In order to lessen the adverse effects of the global crisis on the economy, a series of expenditure and revenue measures were implemented starting from mid-2008. In addition to this, expansionary monetary policy by the Central Bank eased concerns in the financial markets. With the help of these policy measures and improving international risk perception, the economy grew by 5.9% in the last quarter of 2009. The Turkish economy displayed the most rapid recovery among OECD countries. With the strong growth rate in the last quarter, economic contraction in 2009 was realized as 4.8%.

In 2009, while the agricultural sector value added increased by 3.6% annually, industrial and services sectors decreased by 6.9% and 3.2% respectively, compared to 2008. In 2009, the share of agriculture in GDP increased to 9.1% as its value added increased, while the industrial sector accounted for 21.1% of GDP in current prices compared to 22.0% in 2008. On the other hand, the services sector’s share rose by 0.2% and reached to 69.8% compared to 2008.

In 2010, the Turkish economy showed continued signs of recovery from the global financial crisis. The gradual decrease in interest rates and inflation played a major role in such recovery. The value added of the agricultural sector, industrial sector and services sector increased by 2.4%, 12.8% and 8.6%, respectively. The share of these sectors in GDP was 9.5%, 21.8% and 68.8%, respectively. The GDP growth rate was realized as 9.2% in 2010  which marks the highest growth rate of GDP since 2004.

In 2011, in spite of the worsening economic conditions for many countries in Europe, notably in the first half of the year, the economy grew at a strong pace, mainly driven by credit expansion and favorable external funding conditions. In the first half of 2011, value added of the agricultural sector, industrial sector and services sector increased by 7.5%, 11.9% and 10.5% respectively, and GDP growth rate was 10.8%. However, such an increase in the domestic economy raised concerns for a potentially large current account deficit. Therefore, the CBRT and BRSA took cautionary measures against robust credit growth in order to cool down the economic activity and to shrink the current account deficit. In the second half of 2011, effects of those measures slowed down the pace of growth and the GDP growth rate was 7.0%. At the end of 2011 the sectors’ growth rates were recorded as 6.1%, 9.7% and 9.0% respectively and the annual GDP growth rate was 8.8% which indicate strong economic activity in spite of measures taken. In 2011, agriculture, industrial sector and services sector accounted for 9.0%, 22.5% and 68.5% of GDP respectively.

In 2012, the slowdown in the pace of growth of economic activity continued each quarter. Namely, measures taken in 2011 yielded a gradual decline in domestic demand. Therefore, exports were enhanced through the near and Middle East to circumvent the distress in European markets and the effects of weak domestic demand and to prevent a sharp decline in GDP growth rate. On the other hand, a new investment incentive program was introduced to stimulate production. However, those efforts did not suffice to support aggregate domestic demand, and it shrank by -1.8%, while net exports grew by 4.1% in 2012. On the production side of the economy, agriculture, industrial sector and services sectors grew by 3.5%, 2.0% and 2.4%, respectively. Thus, the annual GDP growth rate was 2.2%. In 2012, agriculture, industrial sector and services sectors accounted for 8.9%, 21.7% and 69.4% of the GDP, respectively.

Table No. 2

	Gross Domestic Product
	GDP at Current prices (in millions of TL)	Percentage change from prior year (%)	GDP at Current prices (in millions of US$)	Percentage change from prior year (%)	GDP at Constant prices (in millions of TL)	Percentage change from prior year (%)
Years
2008	950,534	12.7	742,094	14.4	101,922	0.7
2009	952,559	0.2	616,703	-16.9	97,003	-4.8
2010	1,098,799	15.4	731,608	18.6	105,886	9.2
2011	1,297,713	18.1	774,188	5.8	115,175	8.8
2012	1,416,817	9.2	786,293	1.6	117,754	2.2

The following table presents changes in the composition of GDP at constant prices for the periods indicated:

Table No. 3

	Composition of GDP by Sectors
	2008	2009	2010	2011	2012
Agriculture	8.5	9.1	9.5	9.0	8.9
Industry	22.0	21.1	21.8	22.5	21.7
Mining	1.6	1.6	1.6	1.7	1.7
Manufacturing	18.0	16.8	17.6	18.3	17.4
Energy	2.4	2.6	2.6	2.5	2.6
Services	69.6	69.8	68.8	68.5	69.4
Construction	5.2	4.2	4.7	5.0	4.9
Trade	16.1	14.7	14.9	16.2	16.3
Transportation and Communication	15.8	14.7	14.7	15.3	15.7
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT,  Ministry of Development

Note:     Taxes and FISIM have been excluded.

The following table presents real growth in output for GDP for the periods indicated:

Table No. 4

	GDP Growth by Sector (at 1998 prices)
	2008	2009	2010	2011	2012
Agriculture	4.3	3.6	2.4	6.1	3.5
Industry	0.3	-6.9	12.8	9.7	2.0
Mining	5.4	-6.7	4.7	3.9	0.8
Manufacturing	-0.1	-7.2	13.6	10.0	1.9
Energy	3.7	-3.4	7.3	8.8	3.5
Services	1.2	-3.2	8.6	9.0	2.4
Construction	-8.1	-16.1	18.3	11.5	0.6
Trade	-1.5	-8.6	11.7	11.0	0.5
Transportation and Communications	1.5	-7.2	10.6	10.5	3.2
GDP	0.7	-4.8	9.2	8.8	2.2

PRINCIPAL INDUSTRIES

Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

In 2008, the industrial sector value added increased by 0.3%. In the same year, value added decreased by 0.1% in the manufacturing industry. In 2008, the industrial sector accounted for 22.0% of GDP and 21% of total civilian employment.

As the economy experienced the effects of the global financial crisis, total industrial production and manufacturing industry production in 2009 decreased by 9.9% and 11.3% respectively and industrial sector’s value added in GDP decreased by 6.9%. In parallel to these developments, the manufacturing industry capacity utilization rate decreased by 10.2% compared to 2008 and was realized at 65.0% on average in 2009. However, seasonal and calendar adjusted industrial production tended to increase from the beginning of April 2009. In 2009, the industrial sector accounted for 19.2% of total civilian employment.

In 2010, the industrial sector’s value added increased by 12.8%, in line with the domestic economy’s continued recovery from the global financial crisis. Total industrial production and manufacturing industry production increased by 12.8% and 14.5%, respectively, in 2010.

The industrial sector value added increased by 9.7% in 2011. Total industrial production and manufacturing industry production increased by 10.1% and 10.5%, respectively. The manufacturing sector capacity utilization rate was 75.4%.

In 2012, the slowdown in the economic activity was reflected in industrial sector as well. Total industrial production and manufacturing production increased by 2.5% and 2.3% respectively, while value added of industrial sector was 2.0%. The manufacturing sector capacity utilization rate was 74.2%.

The following table presents industrial output for selected products for the periods indicated:

Table No. 5

	Industrial Output (Millions of TL.)
	Years				% Change
	2008	2009	2010	2011	09/08	10/09	11/10
Hard Coal	677	707	803	840	4	14	5
Lignite	4,646	4,014	4,980	6,330	-14	24	27
Natural Gas	450	340	301	327	-24	-11	9
Iron Ores	530	461	624	882	-13	35	41
Lead, Zink, Tin Ores	121	21	83	310	-83	295	273
Other Non Iron Metal Ores	858	697	998	1,112	-19	43	11
Marble and Building Stones	580	616	1,104	1,423	6	79	29
Limestone and Gypsum	447	393	405	501	-12	3	24
Granules and Pebble Stones	925	804	1,010	1,540	-13	26	52
Other Minerals	337	399	640	922	18	60	44
Beef (Fresh or Cooled)	966	854	1,679	1,720	-12	97	2
Poultry (Fresh or Cooled)	2,981	3,988	4,896	5,675	34	23	16
Cigarette	2,703	3,154	2,717	2,944	17	-14	8
Cotton Yarn	3,591	3,786	5,827	7,852	5	54	35
Cotton Weaving Fabric	3,613	3,390	3,969	5,287	-6	17	33
Rough Aluminum	464	300	567	836	-35.6	89	47
Tractor (37 kw < engine power < 59 kw)	268	—	474	817	—	—	72
Automobile (1500 cm3 ≤ cylinder volume ≤ 3000 cm3	9,195	7,788	9,902	12,435	-15	27	26
Tankers	1,651	1,382	205	61	-16	-85	-70

Source: TURKSTAT

Note:     All of industrial output is described as production values. 2012 data is not yet available.

ENERGY

Geographically, Turkey is in close proximity to 72% of the world’s energy resources. Thus, it forms a natural energy bridge between the source countries and consumer markets and stands as a key country in ensuring energy security through diversification of supply sources and routes, considerations that have gained increased significance in the world today.

In 2009, Turkey imported 70% of its total energy requirements. In 2010, Turkey imported 70% of its total energy requirements, while in 2011 imports constituted 72% of the gross domestic energy consumption. Also in 2011 petroleum imports constituted 27% of gross domestic energy consumption. In addition, in 2011, Turkey imported 15.8 million metric tons oil equivalent of coal and 36.1 million metric tons oil equivalent of natural gas.

In the last five years, Iran has been the major exporter of oil to Turkey, but this has decreased as of the end of 2012. Dependence on oil from Russia has also been decreasing steadily.

The following table presents Turkey’s oil imports by sources for the years indicated:

Table No. 6

	Oil Imports (million tons)
	2008	2009	2010	2011	2012
Iraq	1.7	1.7	2	3	3.7
Iran	7.9	3.2	7.3	9.2	7.6
Libya	—	0.1	—	—	1
Saudi Arabia	3.4	2.1	1.9	1.9	2.8
Russia	7.1	5.8	3.3	2.1	2.1
Syria	0.5	0.2	0.4	0.2	—
Azerbaijan	—	—	—	—	0.2
Georgia	—	—	—	—	—
Kazakhstan	—	0.5	1.8	1.1	1.4
Italy	—	0.2	0.1	0.1	0.3
Others	1.2	0.4	—	—	0.4
Total Crude Oil Imports	21.8	14.2	16.9	18	19.5
Petroleum Products Imports	13.6	13.6	13.9	9.1	10

__________

Source: Energy Market Regulatory Authority (EMRA)

Energy development and power generation have been priority areas for public investment. In particular, in the early 1980s Turkey embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolias, and Turkey is continuing to develop hydroelectric sources. The GAP project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW (megawatt). The total cost of GAP is expected to be $24.5 billion (excluding expropriation and overhead costs). As of December 31, 2011, the installed capacity of GAP hydropower plants in operation was 6,629 MW (75% of the total installed capacity of GAP). In addition, as of December 31, 2011, approximately 15% of the total irrigation was completed, 6% was under construction and 79% was at the planning and final design level.

Market Reform and Restructuring

Turkey has achieved significant progress in establishing competitive market structures in the energy sector by increasing overall economic efficiency and encouraging new entry and investments in such sector since 2001. The Energy Market Regulatory Authority (“EMRA”), established in 2001, regulates the electricity, natural gas, petroleum and liquefied petroleum gas (“LPG”) markets pursuant to the provisions of the Natural Gas Market Law and Electricity Market Law. Independent market regulation and supervision provided by EMRA is intended to ensure a sufficient supply of quality, low cost energy in a reliable manner.

Natural Gas

Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot liquefied natural gas (“LNG”) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents approximately 2% of the total domestic demand. Consequently, nearly 98% of natural gas demand is satisfied by import .The Petroleum Pipeline Corporation of Turkey (“BOTAŞ”) is Turkey’s main natural gas importer. At present, BOTAŞ has 8 long-term sale and purchase contracts with 6 different supply sources.

In 2012, primary natural gas supply amounted to 45.2 billion cubic meters (“bcm”). By the end of 2012, power plants fired by natural gas represented 30% of total installed capacity and, in 2012, power generated by natural gas represented 43% of Turkey’s total power generation. Distribution is carried out by local distribution companies. As of the end of 2012, 64 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts currently indicate that the demand for natural gas will reach 61 bcm in 2020.

In 2012, Turkey imported 27.1 bcm of natural gas from the Russian Federation, 8.1 bcm of natural gas from Iran and 3.8 bcm of natural gas from Azerbaijan. Turkey also imported 4.2 bcm and 1.4 bcm of natural gas equivalent of LNG from Algeria and Nigeria, respectively. On the other hand, in 2012 Turkey also imported spot LNG from countries such as Qatar, Norway, Trinidad and Spain.

A Natural Gas Sales and Purchase Agreement for the delivery of 4 bcm of Egyptian natural gas to Turkey through an offshore pipeline was entered into with Egypt in 2001. Turkey also has an aim for transporting 10 bcm of Iraqi natural gas to Turkey after the development of the gas fields in Iraq. Currently, the supply of natural gas to Europe via Turkey is being evaluated.

As a consequence of the three year negotiations being carried out between Turkey and Azerbaijan, the agreement for gas purchase and transmission from Azerbaijan, within the scope of Trans Anatolia Pipeline Project, was signed on October 25, 2011. The Trans Anatolia Pipeline Project is planned to be operational at the beginning of 2018 and will be critical to meet the natural gas demand of both Turkey and Europe. Upon operation, this project would be the first to take gas from the Shah Sea and transmit it to Europe from Caucasus as an alternative to Russian gas. 6 bcm of the 16 bcm of gas to be taken from the Shah Sea is planned to be used in Turkey and the remaining 10 bcm is planned to be transmitted to Europe through Turkey. Thus, Turkey will become a strategic country for European energy supply security.

Turkey signed two documents with Syria in August and December 2009 with a view to completing in the near future a pipeline connection between the two countries, so that Turkey can obtain Syrian gas and also supply such gas to Europe. Plans to complete such pipeline connection are on hold.

Turkey’s domestic natural gas transmission system is approximately 12,440 km in length. By the end of 2012, the number of firms with a distribution license reached 64. The Natural Gas Market Law was enacted on May 2, 2001 to foster competition in the natural gas sector. Pursuant to this law, the BOTAŞ monopoly structure will be gradually decreased; supply, transmission and distribution activities in the natural gas market will be organized; and current legislation and applications will be harmonized with EU regulations.

In the framework of the Natural Gas Market Law, four offers for the transfer of 4 bcm/year of natural gas were received and completed in 2009. BOTAŞ launched a tender for the transfer of 6 bcm/year of natural gas on May 13, 2011; however, such transfer was not completed due to a lack of offers.

EMRA rendered a Board Decision on March 22, 2012, paving the way for private sector companies to import natural gas from the source countries with which BOTAŞ had not enacted a prior import contract. The Board Decision welcomed the private sector applications in order to obtain natural gas import license, until April 9, 2012. The Board Decision also set forth the quantities that shall be imported and determined the procedure as pro-rata in case of multiple applications exceed relevant import quantities. EMRA rendered another Board Decision on July 5, 2012, concerning natural gas import from Russia via Malkoçlar Entry Point for 6 bcm/year, on the basis of natural gas sale and purchase agreements. According to this decision, the private sector companies submitted their applications in order to obtain import license until August 10, 2012. EMRA evaluated these applications and four companies that fulfilled the license conditions obtained natural gas import license from EMRA for the total of 6 bcm/year. These private companies, started natural gas import as of January 1, 2013. As a result of this and the previous contract release tender, and also taking into account domestic production and other imports by the private sector, the market share of BOTAŞ decreased to 75% of the total consumption.

In December of 2012, EMRA Board rendered a very important decision in order to boost competition in natural gas retail market. In this framework, with the exception of households, all customers became eligible to choose their supplier.

Studies are ongoing with regard to introducing amendments to the current Natural Gas Market Law. In this framework, the Ministry of Energy and Natural Resources published a Draft Law in June of 2012.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality and inexpensive electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. In March of 2013, the new market law governing the electricity market entered into force. The Electricity Market Law (No. 6446) includes new rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment. The former Electricity Market Law has been amended to cover only the articles regarding the establishment of Energy Market Regulatory Authority. These laws provide a framework for establishing institutions and provide the following structural regulations:

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Creates and maintains the EMRA, as an independent agency, governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, supervising, tariff setting and market monitoring.

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Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading) and retail) to be licensed by the EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.

•	Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; with compulsory pool type wholesale markets excluded.
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Provides competition, since March of 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 Gigawatt Hour (“GWh”). This eligibility threshold was re-determined in January 2008 as 1.2 GWh, in January 2009 as 0.48 GWh, in January 2010 as 100,000 Kilowatt Hour (“kWh”), in January 2011 as 30,000 kWh, in January 2012 as 25,000 kWh and finally in January 2013 as 5,000 kWh (83% theoretical market openness). The Electricity Market and Security of Supply Strategy paper, dated May 2009, which was prepared under the coordination of the Ministry of Energy and Natural Resources (“MENR”) with participation and contributions by relevant stakeholders, provides that the threshold level will be decreased on a regular basis in order to increase market openness rate in electricity consumption. Accordingly, industrial users were fully eligible by the end of 2011 while non-industrial users will become fully eligible by the end of 2015.

•	Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.

Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”) and the Transfer of Operating Rights (the “TOOR Model”) were developed previously to provide effective means to attract foreign and domestic investment. There are 21 plants in operation based on the BOT Model with total capacity of 2,419.8 MW, whereas approximately 6,101.8 MW of capacity was built through the BOO Model. Two plants comprising a total of 747.5 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows MENR to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. As of the end of 2011, approximately 156 auto-producing plants generated an annual power output corresponding to approximately 5.3% of Turkey’s total electricity generation and 334 Independent Power Producers (“IPP”) generated 62.458 MWh which constituted approximately 27.2% of Turkey’s total electricity generation in 2011. With the amendments in Law Nr. 6446, auto-production license was abolished and accordingly all of these licenses will be changed into generation licenses.

Turkey consumed 241.9 billion kWh of electricity in 2012. Installed capacity has reached 57 GW in 2012 and the increase of electrical energy demand has been realized as 5% in 2012. Electricity demand is projected to increase annually between 6.6% and 7.6% until 2020.

With the enactment of the Electricity Market Law, incentives for the development of renewable energy have been promoted. In this context, a separate law was enacted in May 2005 to promote renewable-based electricity generation within the market. Law No. 5346 introduced feed-in tariffs and purchase obligations for distribution companies from certified renewable energy producers. However, the feed-in tariff system was only a transition scheme and market-based mechanisms are expected to be used eventually. Supporting mechanisms such as feed-in tariffs, purchase obligation, connection priorities, lower license fees and exemptions and various practical conveniences in project preparation and land acquisition are defined in the law, in conformity with EU legislation and practice. These mechanisms have facilitated the development of power plants based on renewable energy sources particularly small hydro and wind plants. In this context, a crucial number of investors applied to EMRA to for licenses especially for the small hydro and wind plants.

With the Bylaw on Competition for the Applications of the Wind Power Plant Projects (Official Gazette: September 22, 2010, No.27707), principles and procedures related to applications for projects to be connected to the grid are determined. Within the context of this Bylaw, eligibility criteria are determined by the declared RES (Wind Power Electricity Generation Plant) contribution margin to be paid for each kWh of electricity to be generated.

According to the Amendment to Law on Utilization of Renewable Energy Resources for the Purpose of Generating Electrical Energy (No. 6094) (Official Gazette: January 8, 2011, No. 27809), a new support structure was introduced with varying prices for different renewable based electricity generation, namely: 7.3 US cents per kWh for hydro and wind, 10.5 US cents per kWh for geothermal and 13.3 US cents per kWh for solar and biomass (including waste gases). In addition, MENR issued the By-law on the Domestic Production of the Equipment Used in Facilities Producing Electrical Power with Renewable Energy Resources published in the Official Gazette dated June 19, 2011 (No. 27969) to provide certain support of between 0.4 to 3.5 US cents per kWh to power plants for the utilization of domestically manufactured technical equipment. Additionally, MENR also issued the By-law on Electricity Generating Facilities Based on Solar Power which identifies the standards, testing and audit methods for equipment used in solar power plants in the Official Gazette dated June 19, 2011 (No. 27969). Moreover, the EMRA issued the By-law on Production of Electricity in Electricity Market without License in the Official Gazette dated July 21, 2011 (No. 28001) which identifies methods and principles to be applied for cogeneration facilities that produce electricity for its own needs and renewable energy based facilities with installed capacity below 500 kW and micro cogeneration facilities which are all exempted from license requirements. This law also defines methods and principles for unloading excess electricity into the system. Similarly, EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources which identifies methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities (Official Gazette dated July 21, 2011 (No. 28001).

The share of renewable energy sources in total electricity generation was realized as 27% and total wind capacity reached 2.2 GW in 2012.

On June 5, 2009, a $500 million loan and a $100 million loan (Clean Technology Fund) was provided by the World Bank in order to encourage investors to construct generation plants with renewable energy resources. Such investors, who will construct power plants using hydro, wind, solar, geothermal and other renewable energy resources, can apply for such loan through the Turkish Industrial Development Bank and Turkish Development Bank.

The Law of Geothermal Resources and Spring Waters which is Turkey’s other renewable energy program was enacted on June 13, 2007. This law aims to promote investigation, exploration, development, production, and protection of geothermal resources in a sustainable and effective manner. Integrated use of geothermal, re-injection of geothermal after usage for the efficiency and protection of environment are regulated under this law.

Privatization of the bulk of the publicly held installed capacity in the power generation sector was initiated in 2011. Transmission ownership and market operation functions will remain under government control through the Turkish Electricity Transmission Co. (“TEİAŞ”), as a result of the nature of the transmission activity.

Efforts to increase private sector participation in the power sector are a critical issue in the current stage of the ongoing transition to a fully competitive market framework. The Turkish Electricity Distribution Company (“TEDAS”) was restructured in 2006 and divided into 21 distribution companies. Tenders for all distribution regions have been concluded, 18 were transferred to the private sector, and the transfer process is continuing for the remaining 3 companies. Retail companies unbundled from distribution companies are the sole suppliers to ineligible consumers.

The electricity sector in Turkey was dominated by three state-owned companies, covering generation, trading and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”), Electricity Generation Corp. (“EÜAŞ”) and Turkish Electricity Trading and Contracting Corp. (“TETAŞ”). As of end of 2012, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. Moreover, about 57% of electricity generation capacity was held by the private sector in 2012. In 2008, the Privatization Authority had privatized 9 small power plants with a total capacity of 140 MW for US510 million. For the 52 river based hydroelectric power plants whose privatization tenders were completed in 19 groups by the Privatization Agency; the transfer of 10 groups (28 plants) was completed, the transfer of 5 groups (12 plants) is in progress and the tenders of 4 groups (12 plants) were cancelled due to insufficient tender prices. Preparation work to privatize the remaining 27 hydro and 18 thermal power plants is being undertaken with the coordination of MENR.

The largest generation company is EÜAŞ, a state-owned company, which held approximately half of all installed capacity in 2011. Independent power producers owned more than 57% of total capacity in 2012. BOO, BOT and TOOR power plants (with long term purchase agreements with TETAŞ) had 16% of capacity. EÜAŞ has a 43% share in installed capacity in 2012.

The Law on Construction and Operation of Nuclear Power Plants and the Sale of the Energy (Law No. 5710) was printed in the Official Gazette on November 21, 2007 and sets forth rules for the construction and operation of nuclear power plants and the sale of the energy generated. The main purpose of this law is to support investments in nuclear power plants in Turkey. The law introduces a bid procedure for suppliers who want to enter into an energy purchase agreement with the stated owned wholesale company TETAS and obtain a generation license for a maximum period of 15 years. The purchased amount will be distributed to legal entities having wholesale and retail licenses with bilateral agreements. This incentive mechanism is considered an important tool for potential investors to take part in nuclear power plant projects.

A bylaw regarding the principles, procedures, and incentives for contracts which will be entered into within the context of the Law on the Construction and Operation of Nuclear Power Plants and the Sale of Energy was printed in the Official Gazette on March 19, 2008. Immediately thereafter, an announcement concerning the construction and operation of nuclear power plants and the sale of such energy to TETAŞ was published in the Official Gazette on March 24, 2008. According to the law and bylaw, TETAŞ held the tender on September 24, 2008 and there was only one bidder. TETAŞ subsequently cancelled the tender.

In order to introduce nuclear power into the generation portfolio, projects are being carried out at bilateral level. An agreement between the Russian Federation and Turkey concerning cooperation in the area of construction and operation of the nuclear power plant on the Akkuyu Site in Turkey was ratified and came into force on December 27, 2010 (OJ Number 27721). The Akkuyu site has been allocated to the project company established under the terms of the agreement.

Turkey acknowledges the need to reduce the energy dependency and to improve energy efficiency. The Energy Efficiency Law (Law No. 5627) was enacted and published in the Official Gazette on May 2, 2007. In this context, several programs aimed at improved energy efficiency are ongoing, while legislative studies are underway with the objective of enhancing the efficient use of energy and energy resources so as to reduce the burden of energy costs on the economy. The Energy Efficiency Strategy Paper (published in the Official Gazette on February 25, 2012, No. 28215) was published in order to increase the effectiveness of energy efficiency studies which had occurred to date and to set concrete objectives for such studies, with an aim to reduce primary energy use at least 20% by 2023.

Similarly, according to the “2010-2014 Strategic Institutional Plan” of the MENR, reducing the energy use of the Turkish economy has been identified as one of its important objectives. The Plan sets to improve energy efficiency and reduce primary energy use by 20% by 2023, compared to use in 2008. Furthermore, in order to increase efficiency and to raise production capacity, rehabilitation and modernization of publicly held power plants by the use of new technologies is to be completed by the end of 2014 according to the plan.

The Ministry of Environment and Urbanization issued a Bylaw on Energy Performance of Buildings (Official Gazette dated December 5, 2008; No 27075) effective as of December 5, 2009 and revised in April 2010 which requires new buildings to meet minimum performance criteria and standards concerning architecture, heat insulation, heating and cooling systems and electrical wiring. According to this regulation an “Energy Performance Certificate” is required as of January 2011 which indicates energy expenses and CO2 emissions for new buildings and buildings to be sold or rented and ranks a building in different classes: A-D. A construction license will not be granted to new buildings having less than a “D” class certification. Furthermore, central heating is required for new buildings having an area of more than 2000 m2.

According to Law No. 4703, Preparation and Implementation of Technical Legislation on Products, the Regulation on Eco Design Requirements for Energy Related Products was published in the Official Gazette No. 27722 on October 7, 2010 by a Decree of Council of Ministers. Under this law, the implementing communiqués for different product groups will be published and implemented by relevant public authorities (for example, communiqués for appliance, motor and lighting manufacturers will be published and implemented by the Ministry of Industry and Trade).

The Electricity Market and Security of Supply Strategy Paper was approved by a High Decision Council on May 18, 2009. This paper sets forth the strategy to develop a well-functioning market in electricity sector by drawing a road map for essential elements for ensuring security of supply and enhancing competitiveness in the rapidly growing electricity market of Turkey. The strategy’s main focus is on security of supply, including a capacity mechanism and targets for utilizing domestic sources for power generation. The strategy also covers market design and includes a road-map for implementing a new wholesale market regime.

According to the strategy paper, electricity produced from renewable sources when compared to all forms of electricity generation is projected to be at least 30% by 2023. In this scope, remaining hydro and indigenous coal potential which could be exploited technically and economically will be utilized to generate electricity energy by 2023. Installed wind power capacity is estimated to reach 20,000 MW by 2023. Utilization of geothermal and solar resources will be extended significantly in electricity generation. Introduction of nuclear power to the generation mix is also envisaged by 2020. The strategy paper states that new interconnection lines will be set up and the capacity of existing interconnection lines will be upgraded so as to advance electricity import and export potential with neighboring countries.

Electricity Interconnections

Turkey has the following existing interconnections with neighboring countries that are currently in use, and import/export figures are as follows:

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Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat (Turkey) and Maritsa East (Bulgaria), and each of them currently operate in synchronous parallel mode with the ENTSO-E Continental Europe Synchronous Area (CESA). 3.7 billion kWh/year of energy was imported from Bulgaria to Turkey and nearly 1.8 million kWh/year of energy was exported from Turkey to Bulgaria through the Hamitabat-Marista East interconnection line in connection with trial synchronous parallel operation between the Turkish power system and ENTSO-E CESA in 2012.

A kick-off meeting occurred in Istanbul on April 3, 2012, to form a Study Group, consisting of the Experts of the Transmission System Operators of Turkey, Romania and Bulgaria. The purpose of the Study Group is to search for alternative ways to achieve electricity transfers between Turkey, Romania and Bulgaria through an overhead transmission line. During this meeting the Study Group prepared its study plan. A second meeting was held in Istanbul on November 2, 2012. In this meeting, the Terms of Reference which was prepared under the coordination of Turkey (with input from Bulgaria and Romania) and it was decided that a Study Group for each country should be formed and a Study Plan was prepared accordingly.

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Azerbaijan (Nahcievan): There is a 154 kV interconnection line between Babek (Nahcivan/Azerbaijan) and Iğdır (Turkey) which is currently operating in import in isolated region mode. 270 million kWh/year of energy was imported at 50-60 MW peak power from Nahcevan to Turkey and 13.5 million kWh/year of energy was exported from Turkey to Nahcievan at 15-25 MW peak power through the Igdir-Babek interconnection line in 2012. As compensation for the energy exported from Turkey to Nahcievan until 2007, a total of 390.9 million kWh of energy was imported from Nahcievan to Turkey from 2007 until December 31, 2010.

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Iran: There are two interconnection lines; one of which is a 400 kV Khoy (Iran) and Başkale (Turkey) interconnection line and currently operating at 230 kV and the other is a 154 kV Doğubeyazıt (Turkey) and Bazargan (Iran) interconnection line, both of which are currently operating in import in isolated region mode. 1,000 million kWh of energy was imported from Iran to Turkey through the Khoy-Baskale interconnection line and 241 million kWh energy was imported from Iran to Turkey via 154 kV Doğubayazıt-Bazargan interconnection line in 2012.

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Georgia: There is a 220 kV interconnection line between Hopa (Turkey) and Batum (Georgia) which is currently operating in import in isolated region mode. In addition, a 400 kV interconnection line between Borçka (Turkey) and Akhaltsikhe (Georgia) with a DC back-to-back station in Akhaltsikhe is under construction and construction of a new 154 kV transmission line, between Batumi (Georgia) and Muratlı (Turkey), with a DC back-to-back station at Georgian side is under consideration. 86 million kWh/year of energy was imported from Georgia to Turkey via the Hopa-Batum interconnection line in 2012. A total of 1,221 million kWh of energy was imported through this line between January 1, 2007 and December 31, 2012. A total of 1,171.8 million kWh of energy was exported from Turkey to Georgia (Acara) between January 1, 2007 and December 31, 2010.

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Syria: There is a 400 kV interconnection line between Birecik (Turkey) and Aleppo (Syria) which is currently operated for export with permission granted from ENTSO-E, as of June 18, 2011. In order to increase transfer capacity of such interconnection line, construction of a DC back to back station is in the tender process. 1,350 million kWh/year of energy was exported from Turkey to Syria via the Birecik -Aleppo interconnection line in 2012 A total of 4,540 million kWh of energy was exported from Turkey to Syria between January 1, 2007 and December 31, 2012.

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Iraq: There is a 400 kV interconnection line between PS3 (Turkey) and Zakho (Iraq) which was being used for export to Iraq in isolated mode, but the use of this line was terminated as of January 25, 2011. Construction of another 400 kV interconnection line between Cizre (Turkey) and Musul (Iraq) is in the tender process. The study for the installation of the section of the line within the borders of Turkey has been started within 2012 and the ongoing studies are expected to be completed in 2013.

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Greece: There is a 400 kV interconnection line between Babaeski (Turkey) and Philippi Neo Santa (Greece) which is currently operating in synchronous parallel mode with ENTSO-E CESA). Approximately 4 million kWh/year of energy was imported from Greece to Turkey and nearly 1680 million kWh/year of energy was exported from Turkey to Greece through the Babaeski-Neosanta interconnection line in connection with trial synchronous operation between the Turkish power system and ENTSO-E CESA in 2012. A Bilateral Agreement was signed in November 2012 between TEİAŞ and IPTO (ADMIE), the independent power system operator of Greece, with respect to the commissioning of a communication channel for providing the real time data exchange realized between the National Load Dispatch Center located in Ankara and Athens.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated June 1, 2011 (No. 27951), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections.

The Agreement Concerning the Procedure Steps and Measures to Achieve the Interconnection of the Turkish Power System with the Continental Europe Synchronous Area of ENTSO-E was signed between the Republic, the ENTSO-E members: ESO NEAD (Bulgaria), HTSO (Greece), TRANSPOWER (Germany), and German transmission companies (AMPRION) on December 18, 2009 with a ceremony held in Sofia, Bulgaria. Tests using an island mode of operation were performed in the first quarter of 2010, with maximum and minimum load conditions as set forth under a three party Memorandum of Understanding among TEIAS, ESO NEAD and HTSO in March 2010 which specified the actions to be taken during the trial parallel operation period. Following the monitoring by experts of the performance of the Turkish power system by the ENTSO-E according to certain criteria, such trial operations of the Turkish power system and ENTSO-E systems with synchronous parallel connection commenced on September 18, 2010, per the above mentioned Agreement and Memorandum of Understanding.

The trial operation process is planned as 3 successive stages: (1) “Stabilization period”, (2) the “non-commercial electricity trade period” and (3) the “commercial electric trade period together with capacity allocation”. The first and second phases of trial synchronous parallel operation have been completed and the third phase began on June 1, 2011 in accordance with ENTSO-E plenary’s decision. The “Trial Synchronous Parallel Operation Process” was targeted to be completed in the fall of 2012. However, as per the ENTSO-E Plenary decision taken on September 12, 2012, the trial parallel operation process has been prolonged until the autumn of 2013.

According to the Electricity Market and Security of Supply Strategy Paper, electricity transmission connections with neighboring countries which are not ENTSO-E members were envisaged to be realized at asynchronous parallel (DC) operation method. Until the establishment of the required (DC) facilities to provide the asynchronous operation of the electricity transmission connections with the neighboring countries, electricity exchange must be realized at other connection methods.

Crude oil and natural gas pipelines and pipeline projects

As the energy bridge between the east and the west, Turkey has already completed various regional and inter-regional interconnection projects and promotes certain others in order to meet its own energy demand as well as to remain an important actor in the transportation of hydrocarbons.

As an economically feasible and environmentally protective project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is operated under the sponsorship of a group of petroleum companies, collectively BTC Co., formerly known as MEP Participants. BTC Co. is led by BP Exploration (Caspian Sea) Ltd. Other current shareholders include SOCAR, Chevron, Statoil BTC Caspian As, TPAO, ENI, Total, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and Hess. An Intergovernmental Agreement among Azerbaijan, Georgia and the Turkey and the Host Government Agreements between the governments of these countries and shareholders of BTC Co., constitute the legal framework of the project.

Since June 4, 2006, the BTC pipeline has operated commercially. As a result of tremendous efforts to complete the pipeline, the first oil reached Ceyhan Marine Terminal (CMT) on May 28, 2006 and the first tanker was commercially commissioned on June 4, 2006. This pipeline provides a route to international markets for oil from the Caspian region, primarily from Azerbaijan and the giant ACG field complex in the offshore Caspian. Furthermore, Kazakh oil had been transported through the BTC pipeline from October 2008 to the end of 2009. As of June 2010, Turkmen oil, approximately 3 – 5% of the total transported quantity of this oil has been transported via the BTC pipeline. The pipeline route is from the Sangachal terminal in Baku, Azerbaijan via Georgia to the Turkish Mediterranean coast at Ceyhan. The total length of the pipeline is 1760 km and the original capacity was 1 mb/d. The capacity of the pipeline has been increased to 1.2 mb/d. From January 1, 2007 to the end of 2011, 1,661 tankers were loaded and a total of 257.1 million barrels of oil were transported in 2011.

The BTC Pipeline, as the pioneer of the east-west energy hub connecting the energy supplies in the Caspian region and Central Asia with Western markets, has a capacity of 50 million tons of crude oil per annum and is expected to remain operational for 40 years with possible extensions of two subsequent 10 year periods.

The South Caucasus (SCP) or Baku-Tbilisi-Erzurum Natural Gas Pipeline (“BTE”), in parallel with the BTC Pipeline, was the first pipeline to carry Caspian gas to Europe. BTE represents the opening of the fourth natural gas artery for continental Europe and beyond. This line is carrying gas produced in Azerbaijan via Georgia to Turkey.

Construction of the BTE was completed on November 26, 2006 and the line became operational on July 1, 2007. SCP started to transport Azerbaijan Shah Deniz project gas to Turkey on July 1, 2007, and cumulatively 19.4 billion m3 of gas was transported to Turkey as of December 31, 2011. As of December 31, 2011, a total of 19.4 bcm of gas was purchased via the BTE. In 2011, average shipment of 10.6 million cubic meters a day via the BTE has been realized.

An Intergovernmental Agreement (the “IGA”) relating to the sale of Shah Deniz Phase II gas to Turkey and the transit passage of natural gas originating from Azerbaijan across Turkey through the development of a standalone pipeline was signed on October 25, 2011 between Turkey and Azerbaijan.

The IGA sets forth two options for transiting natural gas across Turkey; either via the national grid of Turkey or via a standalone pipeline. On December 24, 2011, Turkey and Azerbaijan signed a Memorandum of Understanding concerning the development of such standalone pipeline. The project will have minimum 16 bcm/a capacity and will be scalable to accommodate future natural gas volumes originating and transiting from Azerbaijan. The Trans Anatolian Pipeline (TANAP) Project aims to facilitate feasibility studies on such standalone pipeline. On June 26, 2012, an Intergovernmental Agreement of the TANAP Project was signed between Turkey and Azerbaijan and the Host Government Agreement of the TANAP Project was signed between Turkey and the TANAP project entity. With the signing of these agreements, the legal framework for the transit via a dedicated pipeline, TANAP, in the territory of Turkey is in place.

In June of 2013, the consortium developing Azerbaijan’s Shah Deniz gas field chose the Trans Adriatic Pipeline (TAP) over Nabucco West project. The TAP project, first envisioned more than a decade ago, reflects a European Union push for alternatives to Russian gas imports and is expected to start flowing in 2019. TAP is fronted by Norway’s Statoil, Swiss company AXPO and E.ON Ruhrgas of Germany. The TAP pipeline will collect Azeri gas via Turkey and carry it across Greece and Albania before reaching southern Italy, stretching 870 kilometers (540 miles).

The EU Commission has assessed the strategic potential of Turkey in transporting oil and gas to European markets. The framework of the EU program is anticipated to initiate activities for a gas pipeline between Turkey and Greece with the objective of establishing the South European Gas Ring which would allow for the resources of the Caspian basin, Russia, the Middle East, Southern Mediterranean countries and other international sources to flow through Turkey to European markets.

As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (“ITG”) pipeline was inaugurated on November 18, 2007 with an official ceremony. Following the completion of the pipeline, the first gas delivery to Greece started in November 2007. The interconnection line between the two countries is expected to be extended to Europe through multiple routes.

An agreement between the Italian firm EDISON and the Greek firm DEPA was signed on December 31, 2006 in order to expand the Turkey-Greece Natural Gas Pipeline Project to Italy via a pipeline passing through the Adriatic Sea. DEPA and EDISON established Poseidon Co., as a joint venture operation on June 13, 2008. The trilateral intergovernmental agreement (IGA) was signed for the Interconnector Turkey-Greece-Italy (ITGI) on July 26, 2007. The ITGI Project is forecasted to begin in 2016-2017. On October 19, 2009, a “Joint Declaration” oriented towards the ITGI Project was signed between Turkey and Italy. Both countries reiterated their political support to the project. In the context of the ITGI project, BOTAS, DEPA and EDISON signed a Memorandum of Understanding on June 17, 2010. With the implementation of the Greece-Italy connection, the completion of this project will contribute to the EU’s energy supply security and will serve the EU’s goal to diversify both energy sources and routes.

A route, which is planned to pass through Bulgaria, Romania, Hungary and Austria (the “Nabucco Project”), will be another transport route for Turkey to Europe. To this end, BOTAŞ of Turkey, OMV Gas of Austria, MOL of Hungary, Transgaz of Romania and Bulgargaz of Bulgaria (the “Nabucco Consortium”) signed the Cooperation Agreement in October 2002 in Vienna and technical and economical feasibility studies of the Nabucco Project were completed at the end of 2004 with the financial support of EU TEN Funds. Five partners of the Project established the Nabucco Company Study Pipeline GmbH (NIC) in Vienna in order to develop a project finance model, search suitable incentives for the investors, coordinate marketing activities, and negotiate contracts with the potential suppliers.

In January 2008, the Nabucco Consortium appointed the British Penspen-Group as the engineer for coordinating the entire detailed technical planning for the pipeline project. In the first quarter of 2009 contracts were signed with Local FEED Engineer companies (LFEs) and National Nabucco Companies were established by NIC to conduct studies in each transit country. RWE Midstream GmbH joined the project on February 5, 2008 as the sixth equal share partner. The project is expected to ultimately transport up to 31 bcm of natural gas from sources to the east of Turkey, especially the Caspian Region and the Middle East, through the transit countries of

Bulgaria, Romania and Hungary. The total length of pipeline is expected to be approximately 4,000 km. The construction phase is planned to start in 2013 and operation phase in 2017. The Intergovernmental Agreement of Nabucco Project was signed on July13, 2009 in Ankara and effective as of August 1, 2010. Each of Hungry, Bulgaria and Turkey has ratified the Nabucco gas pipeline. Project Support Agreements were signed between the Nabucco Companies and the responsible ministries of the five transit countries on June 8, 2011 in Kayseri.

A Memorandum of Understanding dated August 20, 2009 was signed between Turkey and Syria to form a Joint Working Group for interconnecting their natural gas grids. The Memorandum of Understanding refers to selling gas to Syria from Turkey, transiting gas to Syria via Turkey, transiting gas to other Arab Countries via Syria, transiting Egyptian gas to Turkey via Syria and delivering future Syrian gas to Turkey. After the ratification procedure of the Memorandum of Understanding, construction bidding will be held for the Turkish territory (Kilis-Türkoğlu route approximately 70 km.). It is envisaged that the bidding and construction process will be completed by the end of 2012.

The Iraq-Turkey Natural Gas Pipeline Project  which aims to develop natural gas fields and transport natural gas to Turkey by a pipeline and then from Turkey to Europe is also being contemplated by the Republic. It is an integrated project including field development, production, gas treatment and pipeline construction. A Memorandum of Understanding on establishment of the Turkey – Iraq Natural Gas Corridor was signed on October 15, 2009. The project aims to deliver Iraqi gas to Turkey in the initial stages and later to the Europe, and also to the world market via the LNG terminal built in Ceyhan. An amendment to the Memorandum of Understanding was signed on September 19, 2010 in Bagdad. It is envisaged that these agreements will be extended for 15+5 years.

In addition to the current oil pipeline, in order to transport oil extracted from the Black Sea, Caucasus and Caspian region to the Mediterranean a new oil pipeline, named Samsun-Ceyhan is planned for construction. The Project aims to ease the traffic in the Turkish Straits which has been reached the maximum capacity for safe transportation. The license to construct the Samsun-Ceyhan Oil Pipeline was granted to the Çalık Energy Cooperation. The license was approved by the Council of Ministers on April 10, 2006. Eni International B.V. became a partner to 50% of the pipeline on November 17, 2006. The pipeline has a 55 million ton/year capacity, (maximum 70 million ton/year) and its length is 660 km.

A Memorandum of Understanding regarding the Cooperation for safe transportation of oil from the Black Sea region based on the priority of Samsun Ceyhan Project was signed on May12, 2010 with the Ministry of Energy of Russian Federation. An Intergovernmental Agreement has been prepared for the realization of the Project and negotiations initiated. In the Ceyhan Region where the pipeline ends, studies on the construction of a refinery, LNG and petrochemical industry facilities under the framework of the pipeline are currently ongoing. With the publication of the Council of Ministers decree in the Official Gazette on October 17, 2007, Ceyhan was declared as the Energy Specialized Industrial Region. The Energy Specialized Industrial Region is located in the Mediterranean Coast of the Kurtpınarı and Sarımazı region over a 13,471,000 thousand square meter area and is expected to host refinery petrochemical plants, power plants, storage facilities for oil and natural gas and LNG terminal alongside the harbor and dockyards.

Russia and Turkey signed two protocols on August 6, 2009, one concerning gas and the other concerning petroleum issues. According to the protocols the parties agreed:

•	to extend the Natural Gas Sales and Purchase Agreement dated February 14, 1986;
•

that Turkey would provide the permits for maritime reconnaissance and environmental survey along the route of the South Stream Gas Pipeline for its construction within the exclusive economic zone of Turkey in Black Sea;

•	to facilitate expanding the existing pipelines and constructing the new pipelines (including but not limited to Blue Stream 2) to transport Russian gas via Turkey to other destinations; and
•	to work on allocation of throughput and transportation capacities ensuring the realization of the Samsun-Ceyhan Crude Oil Pipeline Project.

A joint declaration was signed between Elektrik Üretim A.Ş. (EÜAŞ) and Korea Electric Power Company (KEPCO) in March 2010, for the purpose of installing the second nuclear power plant in the Sinop nuclear power plant site, on the Black Sea Coast of Turkey. After technical studies continued approximately five months, the intergovernmental negotiation process started, but the negotiations ceased in November 2010 due to disagreement on some important issues. Shortly thereafter, negotiations with the Japanese government were started in November 2010, regarding the Sinop Project. The negotiations halted because of the Fukushima Daichi nuclear power plant accident on March 11, 2011.

Facing an ever-increasing energy demand and challenges related to climate change, nuclear energy has once more moved up on the agenda of several countries including Turkey. With a growing population and a rapidly expanding economy, Turkey’s dependence on fossil fuel resources from external suppliers presents a substantial challenge to its energy security. Turkey is currently looking into the possibilities of diversifying its energy resources both in type and origin to meet the demand. Nuclear energy is one of viable options in this regard. Turkey diligently takes all necessary precautions in generation of nuclear energy. In Nuclear Power Plant projects of Turkey, state-of-art technologies and methods will be utilized to obtain the highest level of nuclear safety, taking in to account the latest developments in Fukushima Daichi Nuclear Power Plant.

The following table presents Turkey’s energy supply (by resource) for the years indicated:

		Coal (2)		Oil		Hydro		Gas		Electricity		Other		Total
		(mtoe) (1)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)
Production	2008	16.67	15.66%	2.27	2.13%	2.86	2.69%	0.93	0.87%	—	—	6.52	6.13%	29.25	27.49%
	2009	17.4	16.39%	2.35	2.21%	3.09	2.91%	0.63	0.59%	—	—	6.86	6.46%	30.33	28.58%
	2010	17.52	16.04%	2.61	2.39%	4.45	4.07%	0.63	0.58%	—	—	7.22	6.60%	32.43	29.68%
	2011	17.84	16.40%	2.4	2.21%	4.5	4.14%	0.63	0.58%			6.63	6.09%	32	29.41%

Import	2008	14.59	13.71%	36.8	34.58%	—	—	34.01	31.96%	0.07	0.07%	—	—	85.47	80.31%
	2009	15.34	14.45%	33.89	31.93%	—	—	32.88	30.98%	0.07	0.07%	—	—	82.18	77.43%
	2010	15.92	14.57%	36.57	33.48%	—	—	34.82	31.87%	0.1	0.0009	—	—	87.41	80.01%
	2011	15.8	14.52%	39.19	36.02%		—	36.12	33.20%	0.39	0.36%			91.5	84.10%

Export (3)	2008	—	—	7.45	7.00%	—	—	0.04	0.04%	0.1	0.09%	—	—	7.59	7.13%
	2009	—	—	6.7	6.31%	—	—	0.06	0.06%	0.1	0.09%	—	—	6.86	6.46%
	2010	—	—	7.64	6.99%	—	—	0.06	0.06%	0.17	0.0015	—	—	7.87	7.20%
	2011		—	7.68	7.06%		—	0.06	0.06%	0.31	0.28%			8.05	7.40%

Net Stock	2007	—	—	—	—	—	—	—	—	—	—	—	—	-0.41	-0.38%
	2008	—	—	—	—	—	—	—	—	—	—	—	—	-0.24	-0.23%
	2009	—	—	—	—	—	—	—	—	—	—	—	—	0.3	0.28%
	2010	—	—	—	—	—	—	—	—	—	—	—	—	-0.3	-0.27%
	2011	—	—	—	—	—	—	—	—	—	—	—	—	0.97	0.89%

Statistical Error	2007	—	—	—	—	—	—	—	—	—	—	—	—	-0.02	-0.00019
	2008	—	—	—	—	—	—	—	—	—	—	—	—	0.08	0.00075
	2009	—	—	—	—	—	—	—	—	—	—	—	—	1.47	0.01385
	2010	—	—	—	—	—	—	—	—	—	—	—	—	-1.9	-1.80%
	2011	—	—	—	—	—	—	—	—	—	—	—	—	-1.2	-1.10%

Total Supply	2007	30.91	28.72%	33.31	30.95%	3.22	2.99%	33.95	31.54%	—	—	6.24	5.80%	107.63	—
	2008	31.39	29.50%	31.91	29.98%	2.86	2.69%	33.81	31.77%	—	—	6.45	6.06%	106.42	—
	2009	32.91	31.01%	30.57	28.80%	3.09	2.91%	32.78	30.88%	—	—	6.86	6.46%	106.14	—
	2010	33.53	30.68%	29.22	26.74%	4.45	4.07%	34.91	31.95%	—	—	7.22	6.60%	109.26	—
	2011	33.64	30.92%	33.91	31.17%	4.5	4.14%	36.75	33.78%			6.63	6.09%	108.8

(1)     Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh

(2)     Includes coke and petrocoke

(3)     Includes marine bunkers.

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, supplies products to many other sectors and it critical for two important concepts; food security and safety.

Structural reform has been at the center of all agricultural policy discussions since 1999. The main aims of the initial reform program were to phase out price support and credit subsidies, to withdraw the government from its direct involvement in production, the processing and marketing of crops and to introduce a less distorting support system that is called Direct Income Support (“DIS”) based on land rather than inputs or output.

In 2000, the Government began to implement the Agricultural Reform and Implementation Project (“ARIP”), with the support of the World Bank, to mitigate potential short-term adverse impacts of subsidy removal, to facilitate the transition to efficient production patterns (a crop substitution scheme for tobacco and hazelnut), and to establish a National Farmer Registry (NFR) System, each of which would also contribute to harmonize policies with the Common Agricultural Policy of the EU. ARIP was extended in 2006 to include DIS and a new Rural Development Program and a wider set of investment support activities. In 2009, ARIP ended and DIS payments have been replaced by other area based support schemes like fertilizer and diesel supports which are independent of real consumption.

A new Agricultural Law was also enacted in 2006 to implement the Government’s “Agricultural Strategy Paper 2006-10” adopted at the end of 2004, which was intended to bring Turkey’s agricultural policies more in line with those of the EU in addition to institutionalizing the then-newly started DIS payments.

In recent years, support schemes that contribute to productivity have been given special importance. Premium payments especially for oil seeds, area-based supports, animal husbandry supports and rural development supports are among the major schemes in the support program. In 2011, those major support schemes have accounted for 35.1%, 31.1%, 23.2% and 4.2% of total support budget respectively. The distribution of premium payments, area-based supports, animal husbandry supports and rural development supports for the year 2012 are estimated to have constituted 30.6%, 32.3%, 25.6% and 5.6% of the total support budget, respectively.

A new agricultural support strategy is being prepared in order to align with applicable EU standards. Under this strategy, agricultural support payments will be differentiated on area and product base in order to increase competitiveness in the sector and provide stability in farm incomes.

Irrigation development and land consolidation works were accelerated by the revitalization of Regional Development Plans through Action Plans such as the Southeastern Anatolia Project (GAP). In many ways, the GAP Action Plan (2008-2012) met with considerable success, however it fell a little short in terms of the irrigation targets. Although most of the targeted main canals are completed, the total irrigated area figure was not increased to the desired levels because the construction of secondary and tertiary canals was relatively slow. In 2013, a study to revise the GAP Action Plan was conducted, and a revised GAP Action Plan (2014-2018), which aims to complete the construction goals of the original GAP Action Plan as well as undertake several additional investments, is currently being prepared. In addition to GAP, there are also upcoming action plans for other priority regions such as Konya Plain Project (KOP) region, Eastern Anotalia Project (DAP) region and Eastern Blacksea Project (DOKAP) region.

In 2011, agricultural value added increased by 5.6%, compared to a 2.4% increase in 2010 (in 1998 prices). Also, the growth rate of agricultural sector continued in 2011 by 5.3% in real prices. Agriculture accounted for approximately 9.2% of GDP in real prices and 24.6% of civilian employment in 2012. The share of agriculture decreased by 0.3% and accounted for approximately 8.1% of GDP in 2011.

Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient with respect to crops. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of its crops in recent years. These crops, such as barley, wheat, maize and soya, have become more readily marketable.

The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table No. 8

	Agricultural Output
	Annual					Percentage Change
	2008	2009	2010	2011	2012	2009/08	2010/09	2011/10	2012/2011
	(in thousands of tons)					(percentage)
Cereal
Wheat	17,782	20,600	19,674	21,800	20,100	15.8	-4.5	10.8	-7.8
Barley	5,923	7,300	7,250	7,600	7,100	23.2	-0.7	4.8	-6.6
Maize	4,274	4,250	4,310	4,200	4,600	-0.6	1.4	-2.6	9.5
Pulses
Lentils	106	275	422	380	410	158.6	53.4	-28.9	7.9
Chick Peas	518	563	531	487	518	8.6	-5.7	-8.1	6.4
Dry Beans	155	181	213	201	200	17.2	17.4	-5.7	-0.5
Industrial Crops
Sugar Beet	15,488	17,275	17,942	16,126	15,000	11.5	3.9	-10.1	-7.0
Cotton (raw)	1,820	1,725	2,150	2,580	2,320	-5.2	24.6	20.0	-10.1
Tobacco	93	81	53	45	80	-13.2	-34.6	3.7	77.8
Oil Seeds
Cotton	1,077	1,021	1,273	1,527	1,373	-5.2	24.6	20.0	-10.1
Sunflower	992	1,057	1,320	1,335	1,370	6.6	24.9	1.1	2.6
Groundnut	85	90	97	90	123	5.6	8.0	-7.1	36.7
Tuber Crops
Potatoes	4,225	4,425	4,548	4,648	4,822	4.7	2.0	2.2	3.7
Dry Onions	2,007	1,850	1,900	2,141	1,736	-7.8	2.7	12.7	-18.9
Fruit Bearing Vegetables
Watermelons and Melons	5,752	5,489	5,295	5,512	5,711	-4.6	-3.5	4.1	3.6
Tomatoes	10,985	10,746	10,052	11,003	11,350	-2.2	-6.5	9.5	3.2
Fruits and Nuts
Grapes	3,918	4,265	4,255	4,296	4,185	8.8	-0.2	1.0	-2.6
Figs	205	244	255	261	275	19.2	4.3	2.2	5.4
Citrus Fruits	3,027	3,514	3,572	3,614	3,475	16.2	7.6	1.2	-3.8
Hazelnuts	801	500	600	430	660	-37.6	20.0	-28.3	53.5
Apples	2,504	2,782	2,600	2,680	2,889	11.1	-6.6	3.1	7.8
Olives	1,464	1,291	1,415	1,750	1,820	-11.9	9.6	23.7	4.0
Tea	1,100	1,103	1,306	1,231	1,250	0.3	18.3	-5.7	1.5
Value Added in Agriculture (at 1998 prices, billion TL)	9,434	9,769	9,999	10,605	10,977	3.6	2.4	5.3	3.5

SERVICES

The services sector, which accounted for 69.4% of GDP (excluding tax-subsidies and FISIM) in 2012 (compared to 68.5% of GDP in 2011) and 56.3% of total civilian employment in 2012, is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2012, value added in the services sector increased by 2.4%, compared to a 9.0% increase in 2011. The increase in the services sector was attributable to the overall recovery of the Turkish economy and its impact on trade and construction sectors.

Trade

In 2012, wholesale and retail value added increased by 0.1% and accounted for 13.7% of GDP (at current prices) as a result of increases in domestic demand and output. The trade value added increased by 0.5% in 2012, which was 16.3% of GDP (at current prices).

Tourism

Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction.

Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.

In 2010, the total number of foreign visitors visiting Turkey increased by 5.7% to 28.6 million. Nevertheless, tourism revenues decreased by 1.7% to $22.6 billion. In 2011, the number of foreign visitors increased by 9.9% to 31.5 million and tourism revenues increased by 10.9% to $25.1 billion. In terms of number of tourists, Turkey moved up one position to sixth place among world’s top tourism destinations in 2011 and remained in sixth place in 2012. These figures also show that average spending by tourists in Turkey increased in 2011. Current political crisis in Northern African countries has lead to an increase in Turkish tourism.

The following table presents overall tourist arrivals, receipts and the percentage change in receipts for the years indicated:

Table No. 9

Year	Total Arrivals	Total Receipts	% Increase in Total Receipts
	(in thousands)	(in millions of US dollars)	(percentage)
2008	26,337	23,365	20.3
2009	27,077	22,980	-1.6
2010	28,632	22,585	-1.7
2011	31,456	25,054	10.9
2012	31,783	25,653	2,4

Sources: CBT, Ministry of Culture and Tourism

Transport and Communications

Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 33% of total public sector investment. Including private sector investments in transport, approximately 23% of gross fixed capital development has been allocated to transportation and communication since 1996.

Major projects have included the construction of motorways, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to higher load/axle capacity in intensive traffic areas.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. As of 2010 and 2011, the value of the telecommunications market reached approximately $17.8 billion and $16.5 billion, respectively. A total of 578 authorizations were granted to 369 telecommunications operators as of May 2012.

The Electronic Communications Law (Law No. 5809, published in Official Gazette on November 11, 2008), which was prepared in line with EU legislation, came into effect in 2008. It introduced a general regime that considerably simplified market entry for providers. Several additional regulations have been put into effect since the enactment of Law No. 5809.

In the context of the EU accession process of Turkey, the “Information Society and Media” chapter of the EU acquis (Chapter 10) was opened for negotiation in December 2008. Negotiation is still open as of the date of this Annual Report.

3G mobile broadband services were introduced in August 2009 in Turkey. As of 2012, 3 telecommunication operators provide these services.

The usage of fixed and mobile broadband services is steadily increasing in Turkey while fixed telephone usage has been declining since 2006. Mobile telephone (GSM + 3G) use was around 88% as of March 2012 and fixed line telephone use declined to 19.85%. The use of broadband services in Turkey increased drastically in the last few years. Total broadband use was around 22.3% as of March 2012, and mobile broadband use reached 12%.

Total output in transportation and communication increased by 7.1% and 1.5% in real terms and accounted for 15.6% and 15.8% of GDP (at current prices) in 2007 and 2008 respectively. In 2009, it decreased by 7.2% and accounted for 14.7% of GDP. In 2010 and 2011, the total output in transportation and communication increased by 10.6% and 10.5% in real terms and accounted for 14.7% and 15.3% of GDP at current prices), respectively. In 2012, value added in transportation and communication grew by 3.2% and accounted for 15.7% of GDP (at current prices).

Construction

The importance of the construction sector is underscored by the role of housing, particularly by the activities of the Mass Housing Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting services sector is competitive in foreign markets.

The construction sector achieved relatively high output growth rates between 2002 and 2007, with a peak growth rate of 18.5% in 2006. Starting from 2008, however, the sector was substantially affected from the global financial crisis, which resulted in an 8.1% contraction in the same year. The sectoral recession progressively continued and the sector shrunk by 16.1% in 2009. However, the sector began to recover from the sectoral recession in 2010 with a growth rate of 18.3%. Following this high growth period, a relative slowdown has been observed in the sectoral activity, which is reflected by an 11.5% growth in 2011 and a 0.6% growth in 2012.

The construction and contracting sector maintains a competitive position in certain foreign markets, especially in North Africa, Middle East and CIS. Its market share has increased from around $1 billion in 2000 to $18.5 billion in 2011. The total contracting amounts in 2008, 2009, 2010 and 2011 were $24 billion, $22.3 billion, $22.3 billion and $18.5 billion, respectively.

EMPLOYMENT AND WAGES

The total civilian labor force in Turkey was 27,339 thousand people in 2012. Turkey has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. During the period from 2008 to the end of 2012, the total labor force increased at an average annual rate of approximately 3.42%.

Total civilian employment was 24,821 thousand in 2012, of whom approximately 24.6% were employed in agriculture, 19.1% in industry and 56.3% in services. Moreover, in 2012, the labor force participation rate was at 50%, compared to 49.9% in 2011.

In December 2012, there were 3,205,450 public sector workers at the end of 2012. The rate of unemployment was 9.2% in 2012, compared to 9.8% in 2011.

The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table No. 10

	Employment (in thousands)
	2008	2009	2010	2011	2012
Civilian labor force	23,805	24,748	25,641	26,725	27,339
Civilian Employment	21,194	21,277	22,594	24,110	24,821
Agriculture	5,016	5,240	5,683	6,143	6,097
Industry	4,441	4,079	4,496	4,704	4,751
Services	11,737	11,958	12,415	13,263	13,975
Unemployed	2,611	3,471	3,046	2,615	2,518
Unemployment rate (%)	11.0	14.0	11.9	9.8	9.2

____________

Source: TURKSTAT

The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state – owned enterprises.

In 2008, labor costs in the public sector increased by 6% in nominal terms (-6% in real terms) compared to 2007. Labor costs (including salaries and benefits) for civil servants increased by 11.7% in nominal terms (-0.9% in real terms) in 2008 compared to 2007. However, in the private sector labor costs increased by 7.7% in nominal terms (-4.4% in real terms) compared to 2007.

In 2009, labor costs in the public sector increased by 7.7% in nominal terms (6.4% in real terms) compared to 2008. Labor costs in the private sector increased by 8.1% (6.8% in real terms) in 2009, compared to 2008. Labor costs (including salaries and benefits) for civil servants increased by 7.0% in nominal terms (-1.4% in real terms) in 2009 compared to 2008.

In 2010, labor costs in the public sector increased by 6.9% (-1.5% in real terms), compared to 2009. Labor costs in the private sector increased by 7.2% (-1.2% in real terms) in 2010, compared to 2009. Labor costs (including salaries and benefits) for civil servants increased by 7% (-1.4 in real terms) in 2010 compared to 2009.

In 2011, labor costs in the public sector increased by 6.4% (-4.2% in real terms), compared to 2010. Labor costs in the private sector increased by 11.6% (0.5% in real terms) in 2011, compared to 2010 (predict). Labor costs (including salaries and benefits) for civil servants increased by 12.0% (0.8% in real terms) in 2011, compared to 2010.

In 2012, labor costs in the public sector increased by 7.2% (1.0% in real terms), compared to 2011. Labor costs (including salaries and benefits) for civil servants increased by 13.1% (6.6% in real terms) in 2012.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table No. 11

	Changes in Labor Costs
	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
	(percentage change)
2008	6.0	-6.0	7.7	- 4.4	11.7	-0.9
2009	7.7	6.4	8.1	6.8	13.4	12.0
2010	6.9	-1.5	7.2	-1.2	7.0	-1.4
2011	6.4	-4.2	11.6	0.5	12.0	0.8
2012	7.2	1.0	—	—	13.1	6.6

____________

(1)     Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.

(2)     Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Source: Ministry of Development, Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Finance.

The wages of public sector workers were increased by 3% for each six-month period in 2008. The wages of civil servants were increased by 4% on average in the first half of 2008. The wages of civil servants were increased by 8.4% on average effective from August 2008. The wages of civil servants were increased by 8.7% on average in 2009 (consisting of a 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009). Also, there was an increase of about 0.3% in the wages of civil servants (effective from January 1, 2008) as compensation for the difference between the actual inflation rate and the salary increase of 4% in the second half of 2007. After these increases, there was an increase at a rate of 10.5% for low-income civil servant wages, 7.6% for middle income civil servant wages and 4.1% for high income civil servant wages in 2008. The wages of public sector workers increased by 2.5% for the first half of 2010 and by another 2.5% for the second half of 2010. The salaries of civil servants were increased by 2.5% for the first six months of 2010 and by another 2.5% for the second half of 2010. Salaries for civil servants were increased by an additional 1.06% in order to compensate for the difference between the actual inflation rate and the targeted inflation rate in the first half of 2010. The implementation of prudent policies in public finance and the banking sector created the fiscal flexibility that enabled the increase in wages and salaries of civil servants in 2009 and 2010 in accordance with then-existing contractual obligations. The salaries of civil servants increased by 4.0% in each six month period in 2011. The salaries of civil servants increased by 4.0% in the first six months of 2012 and it was announced that the salaries of civil servants would increase another 4.0% in the second half of 2012. The salaries of civil servants will also increase by 3.0% in each six month period of 2013.

The minimum wage for both private and public sector workers increased by 4.7% in the first six months of 2011. The minimum wage for both private and public sector workers increased by 5.91% in the first six months of 2012 and by another 6.09% in the second half of 2012. On December 27, 2012, the Government announced that the minimum wage for both private and public sector workers will increase by 4.1% in the first half of 2013 and by an additional 4.4% in the second half of 2013.

The Constitution recognizes the rights of employees and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of Turkey as defined in the Constitution and in line with its democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.

The Constitution also stipulates, however, that the right to strike and to engage in lockouts is not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth.

Law No. 6356, which regulates collective labor agreements, was enacted in 2012. This legislation came into force instead of the Law No. 2821 and 2822. With this new law many arrangements have been implemented to enhance the opportunities of trade union organization to move industrial relations and labor life to modern standards and ILO criteria.

As of July 31, 2012, 1,375,661employees were members of a trade union (in public), compared to 855,463 employees at the beginning of 2007. Moreover, the ratio of civil servants who are union members was 68.17% as of July 31, 2012, compared to 63.75% as of July 31, 2011.

INFLATION

CPI and PPI inflation ended 2008 at 10.1% and 8.1%, respectively. Despite having decreased gradually in the fourth quarter, the contribution of food and energy to annual inflation remained solid throughout 2008. In addition, the exchange rate pass-through had a less striking impact on consumer prices in the short run than in previous years as a result of the marked economic slowdown and the decline in import prices. Services prices made a reduced contribution to annual inflation on lower costs and weaker domestic demand, while the contribution from prices of core goods barely changed.

The downward trend in annual CPI inflation that started in the fourth quarter of 2008 continued into 2009. Despite having increased in the last quarter due to record high unprocessed food prices, CPI ended 2009 at a historic rate of 6.5%. The increase in PPI was 5.9% during the same period. The sharp contraction in economic activity and the collapse of commodity prices due to the global financial crisis brought down inflation rates in all major categories of the CPI basket. Energy and processed food prices, which are particularly sensitive to commodity price developments, displayed sharp declines. Price changes in services were also at their lowest levels across all categories due to weak demand conditions and a favorable outlook in cost-based factors. The contribution of core goods to inflation eased as well.

In 2010, CPI and PPI inflation were 6.4% and 8.9%, respectively with the CPI being close to the year-end inflation target of 6.5%. In the first quarter of 2010, increases in indirect tax rates on alcoholic beverages, tobacco and fuels, along with the base effect, resulted in a rise in inflation. However, in the second quarter of 2010, inflation began to decrease with the easing of food and commodity prices. Although domestic demand recovered in 2010, aggregate demand conditions did not create inflationary pressures. Hence, inflation in subcategories of the CPI followed a reasonable course, except for unprocessed food prices, which were volatile during 2010. Meanwhile, despite increasing in the first quarter of 2010, the annual rate of increase in core inflation indicators remained at considerable lower levels than headline inflation throughout the year.

Falling to a historically low year-end value in 2010, the annual headline inflation further declined in the first quarter of 2011 and decreased to an all-time low of 3.99% by March 2010. Throughout the year, import prices denominated in Turkish lira increased, mainly through the depreciation of the Turkish lira, which caused core goods inflation to soar in the second half of 2011. Though it did not have an unfavorable outlook, annual inflation of services followed a mild upward trend. While year-on-year rates of processed food prices rose during 2011, rates for unprocessed food followed a volatile course which led to a similar course in the annual inflation of food group. Likewise, energy prices followed an upward trend, which got steeper after energy price adjustments in the last quarter of 2011. Also, adding to upward price pressures, the tax rate on certain items such as alcoholic beverages and tobacco products increased in the fourth quarter of the year. Additionally during 2011 the contribution of aggregate demand conditions to disinflation decreased and producer price pressures remained high. The sizable depreciation of the Turkish lira was the main factor which caused the year-end target of 5.5% to be exceed by a wide margin, as annual CPI inflation is realized at 10.45%. Meanwhile, PPI inflation rose to 13.33% and core inflation indicators scaled up.

In 2012, CPI inflation ended the year with a historically low year-end value of 6.2%. The depreciation of the Turkish lira in 2011 for the most part ceased to effect inflation, particularly with respect to durable goods, thus annual inflation in core goods displayed a downtrend across the year. The relatively favorable course of unprocessed food prices was a major factor in reducing inflation. The stable course of the foreign exchange rates, the slowdown in economic activity and the steady course of international commodity prices, excluding agricultural products, throughout the year contributed positively to the inflation outlook. Although services inflation grew slightly during this period, alleviated cost and demand pressures caused the core inflation indicators to trend downwards across the year. However, public price increases and tax adjustments, especially in the energy sector, were the leading factors in worsening inflation. Consumer inflation exceeded the 5% inflation target by 1.16% in 2012, but remained within the uncertainty band. PPI inflation also hit a historically low year-end level with 2.45% and curtailed cost-side pressures on consumer prices across the year.

Table No. 12

Uncertainty Band around Target and Inflation Realizations

	Dec. 2009	Dec. 2010	Dec. 2011	Dec. 2012
Uncertainty Band (upper limit)	9.5	8.5	7.5	7
Uncertainty Band (lower limit)	5.5	4.5	3.5	3
Realization	6.5	6.4	10.4	6.2
______________

Source: TURKSTAT, CBT

The following table presents the percentage changes in producer and consumer prices for the years indicated:

Table No. 13

Inflation

Year	Producer Price Index	Consumer Price Index
	(percentage change)
2008	8.1	10.1
2009	5.9	6.5
2010	8.9	6.4
2011	13.3	10.4
2012	2.5	6.2
______________

Source: TURKSTAT

EDUCATION

According to the Residence Based Population Registry System, the literacy rate among the 25-64 age group in 2012 was 93.44%. The rate for men and women was 95.46% and 93.44%, respectively. Over the years, increasing primary school attendance rates have been influential in reducing the illiteracy rate.

According to the Ministry of Development, total student enrollment in the educational year 2012-2013 was 20.7 million, of whom 5.0% were in pre-primary school, 52.0% were in primary school, 19.2% were in secondary school and 23.8% were in university. The number of university students continues to increase year after year.

ENVIRONMENT

During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as Istanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.

The Ministry of Environment and Forestry (renamed in 2011 as the “Ministry of Environment and Urbanization”), which is authorized to enforce environmental laws and regulations by imposing fines, civil and criminal sanctions or shutting down facilities, was formed in 2004. Turkey made significant advances in the latter half of the 1990s by reforming its environmental legislation to harmonize with the EU acquis, increasing environmental management capacity and increasing environmental investments. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment and Urbanization. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.

Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been incentivized to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. In 2008, the Ministry of Environment and Urbanization initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.

Turkey continues to cooperate with international environmental initiatives. Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.

As a candidate country for the EU, various environmental initiatives have been initiated by Turkey. The Environment Chapter opened as part of Turkey’s EU accession negotiations on December 21, 2009 following the fulfillment of the opening benchmarks. The Accession Process requires Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the European Commission (“EC”) permitted Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.

Turkey has made significant advances towards developing its environmental legislation and provincial and local governments have been given increased power with respect to regulating environmental matters. However, problems remain with regard to implementation of environmental policies and as a result environmental issues persist.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to prevent agreements, decisions and practices preventing, distorting or restricting competition in markets for goods and services, and abuse by those undertakings dominant in the market, and to ensure the protection of competition by providing the necessary regulations and performing oversight to this end.

The Competition Act prohibits the following:

•

Agreements and concerted practices between undertakings, and decisions and practices of associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (i.e., agreements involving price fixing, market sharing, etc.);

•	Abuse by an undertaking or association of undertakings of their dominant position in a particular field; and
•	Mergers or acquisitions that create or strengthen an undertaking’s dominant position and significantly decrease competition.

The Competition Act has been enforced by the Turkish Competition Authority (“TCA”) since 1997, when the TCA was formed, and the Competition Board is the decision-making body of the TCA7. In addition, the Competition Board has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Customs and Trade, but is independent in fulfilling its duties.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity on the undertakings or associations of undertakings or the members of such associations that violate the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an undertaking’s/association of undertaking’s managers or employees who are determined to have had a decisive influence with respect to the violation. Undertakings or associations of undertakings or their managers and employees who actively cooperate with the TCA for purposes of disclosing violations of the Competition Act may not be fined or fines may be reduced due to such cooperation. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

Furthermore, the Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e., elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated. As a final matter, the TCA is empowered to submit its opinions regarding draft legislation to the relevant administrative and legislative bodies.

______________
7	Further information is available through TCA’s website at www.rekabet.gov.tr.

The following table presents a summary of the files concluded by the TCA between 2008-2012:

Table No.14

Files Concluded

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions	TOTAL
2008	132	57	255	444
2009	178	46	146	370
2010	252	96	276	624
2011	283	54	253	590
2012	303	50	303	656
TOTAL	1,148	303	1,233	2,684

In 2010, the following secondary legislation was adopted:

•	Communiqué No. 2010/2 on Hearings held vis-à-vis the Competition Board, which sets forth rules and procedures for hearings held by the Competition Board;
•

Communiqué No. 2010/3 on the Regulation of the Right of Access to File and Protection of Trade Secrets explains the procedures and principles for determining whether information or documents obtained during the enforcement of the Competition Act qualifies as trade secrets and for protecting such information and documents that have been classified as trade secrets.

•

Communiqué No. 2010/4 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board was published in the Official Gazette in 2010 and effective as of January 1, 2011. Communiqué No. 2010/4 replaced former Communiqué No. 1997/1. This Communiqué imposes new principles and procedures concerning mergers and acquisitions that are required to be authorized by the Competition Board and provides for a new notification system based on the turnover of undertakings instead of the old system based on market share and turnover as set forth in the former Communiqué No. 1997/1.

In 2011, the following legislation was adopted:

•

Articles 3, 20, 22, 27, 30 and 37 of the Competition Act were amended, in part to amend provisions regarding the composition of the Board and powers of the President of the TCA in delegating work to TCA staff.

•

Two guidelines on Communiqué No. 2010/4 were issued. One of the guidelines was with respect to remedies that are acceptable to the TCA and the other was with respect to ancillary restraints in mergers and acquisitions. The purpose of this Communiqué is to determine and announce the mergers and acquisitions which require notification to and authorization by the Competition Board.

In 2012, the following legislation was adopted:

•

Communiqué On The Procedure For The Applications About Competition Infringements (Communiqué No. 2012/2). The Communiqué determines and announces procedures for the intended applications to the TCA regarding the possible infringements of competition law and procedures for evaluating such applications within the Authority.

•

Communiqué On The Amendments Made To The Communiqué Concerning The Mergers And Acquisitions Calling For The Authorization Of The Competition Board (Communiqué No. 2010/4), (Communiqué No. 2012/3). With this communiqué, the merger notification thresholds have been amended. According to the amended (new) communiqué, authorization of the Board shall be required for the transactions which satisfy either one of the following thresholds:

(a)	Total turnovers of the transaction parties in Turkey exceed TL100 million, and turnovers of at least two of the transaction parties in Turkey each exceed TL30 million, or
(b)

The turnover in Turkey for the acquired assets or operations in acquisition transactions, or for at least one of the transaction parties in merger transactions exceeds TL30 million, and at least one of the other transaction parties has a global turnover exceeding TL500 million.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. The Competition Act covers only antitrust and merger control rules. Regarding legislative alignment with the acquis communautaire in the field of competition rules and administrative capacity of the TCA, the 2011 Progress Report prepared by the European Commission reiterates that Turkey has made progress in adapting the acquis, administrative capacity is high and operational independence of the TCA is satisfactory. The Report indicated the need to make certain alignments with the acquis in some fields. Under Law No. 6015, published in the Official Gazette (No. 27738) dated October 23, 2010, the State Aid Monitoring and Supervision Board monitors and supervises state aids in line with the relevant acquis communautaire.

The TCA actively attends the meetings of Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis and presents written papers and oral presentations while attending other meetings in the international space. The TCA has signed Memorandums of Understandings with the competition agencies of Korea, Romania, Bulgaria, Portugal, Bosnia and Herzegovina, Mongolia, Croatia, Austria and finally with Northern Cyprus in 2012, each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. Under this law, an author has the exclusive right to perform, authorize or present his works which fall into one of the above mentioned categories, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law provides a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation or other modification of his or her work that would be prejudicial to his or her honor or reputation.

Since its founding, Turkey has ratified a number of international agreements that were important in the patent and trademark field, including the Paris Convention in 1925 and the Madrid Agreement in 1930. Turkey became a Member State of the World Intellectual Property Organization (“WIPO”) in 1976. Turkey was also a member of the former International Patent Institute (“IIB”) which was integrated into the European Patent Office in 1978. Turkey participated in the preparatory work for establishing a centralized European patent granting system, including the Luxembourg Inter-Governmental Conference in 1969 and the Munich Diplomatic Conference in 1973.

Under Decree Law No. 544, which became effective in June 1994, a government authority with financial and administrative autonomy, named the Turkish Patent Institute (“TPI”), was established to adapt the modern industrial property system of the developed world. Decree Law No. 544 was amended with the “Law on Establishment and Functions of Turkish Patent Institute” (Law No. 5000) in November 2003. Further, Law No. 5194, which amended other laws which provided protection for patents, trademarks, industrial design and geographical indications, came into force on June 22, 2004. Under this Law, the penalty provisions of Decree Laws 551, 554, 555, and 556 were updated and harmonized with EU standards.

The main task of the TPI is to perform registration pursuant to provisions of relevant acts of industrial property, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TPI performs the following: acts as a mediator in the performance of license transactions; acts as an expert before the courts; guides technological transfers and submits such information for the benefit of the public; cooperates with national/international institutions; and ensures the implementation of agreements in the field of industrial property rights. This attempt in modernization resulted in the enactment of various laws, decree laws, and regulations between 1994 and 2005.

A founding member of the World Trade Organization, Turkey adopted its national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the TRIPS (Trade Related Aspects of Intellectual Property Rights, a part of the World Trade Agreement) Council in 2000.

Turkey has also been a member of the European Patent Organization since 2000, which enables it to obtain patent protection in up to 38 European countries, including four extension states on the basis of a single application. Turkey has ratified the revised version of the EPC (EPC 2000), which came into force on December 13, 2007. The revision aims to provide for the adaptation and harmonization of the EPC with international laws, particularly TRIPS and Patent Law Treaty (PLT).

In June 1995, Turkey enacted the Decree Law (No. 556) which brought Turkish trademark law into compliance with the requirements of three international agreements. This Decree fulfills obligations under amendments to the 1883 Paris Convention (the “Paris Convention”), which enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in other member states. This Decree incorporates provisions of applicable law as they apply to trademarks so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, it complies with the requirements of the European Community Customs Union Decision (the “Customs Union Decision”). In the area of trademark law, the Customs Union Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.

Turkey also ratified the Madrid Protocol and entered it into force on January 1, 1999. The Madrid Protocol is one of the two treaties governing the system of international registration of marks to which 87 states are a party as of August 2011. It aims to render the Madrid System more flexible and more compatible with the domestic legislation of certain countries that have not been able to assent to the Agreement.

The Trademark Law Treaty is currently in effect in 45 countries as of September 2006 and has been in effect in Turkey as of January 1, 2005. This treaty makes national and regional trademark registration systems more user-friendly. This is achieved through the simplification and harmonization of procedures and through removing pitfalls, thus making the registration system safe for the owners of marks and their representatives.

The Turkish Patent Decree Law No. 551 provides a legal framework for the issuance and protection of patents and utility model certificates that complies with TRIPS and the Customs Union Decision. Turkey has also ratified the Strasbourg Agreement concerning international patent classification and the Patent Cooperation Treaty (“PCT”). The PCT makes it possible to seek patent protection for an invention simultaneously in each of a number of countries by filing an international patent application.

Turkey ratified the Locarno Agreement in November 30, 1998 establishing international classification and the Geneva Act of the Hague Agreement concerning international registration.

A council was established in 2008. It aims, among other things, to coordinate the relevant governmental bodies in order to increase the effective enforcement and implementation of intellectual property rights. The council is headed by Undersecretaries of the Ministry of Science, Industry and Technology and the Ministry of Tourism and Culture. The council is composed of both the relevant governmental bodies and the Turkish Union of Chambers and Commodity Exchanges, the highest body representing the private sector.

In 2007, the EU identified the opening benchmark for “Chapter 7 (Intellectual Property Law)”. An action plan, in this context, was prepared and submitted to the EU on March 24, 2008 and the Negotiating Position Document for Chapter 7 was submitted to the EU for evaluation in April 2008. In line with the Action Plan and the 2008 National Program, a number of draft laws, including, but not limited to, Law on Protection of Designs, Trademarks Law, Law of Patent and Utility Model and Law on Geographical Indications were prepared to be harmonized with the acquis. Negotiations with the EU on closing such benchmarks have been continuing.

The TPI currently administers bilateral cooperation protocols with the IPR Offices of the following countries: Austria, Azerbaijan, Brazil, Czech Republic, Denmark, France, Georgia, Italy, Kyrgyzstan, Macedonia, Mongolia, Morocco, Russia, Uzbekistan, and Sweden, China, Tunisia, Albania and Moldova.

The overall share of R&D (both public and private) expenditures in GDP increased from 0.73% by the end of 2008 and to 0.85% by the end of 2009. By the end of 2010, such share was 0.84%.

INTERNATIONAL AGREEMENTS RATIFIED BY TURKEY

NAME	Establishment Date	Number of Parties	Turkey’s Position	Recent Developments and Participation
Convention Establishing World Intellectual Property Organization	1967	184	YES	May 12, 1976
Agreement Establishing World Trade Organization (WTO)	1995	153	YES	March 26, 1995
European Patent Convention (EPC)	1973	37	YES	November 1, 2000
IP PROTECTION
Paris Convention for the Protection of Industrial Property	1883	173	YES Since October 10, 1925 London Act.	Stockholm Act Article (1-12) since 1995 Article (13-30) since 1976
Patent Law Treaty (PLT)	2000	25	Signed January 2, 2000	Not ratified
Trademark Law Treaty (TLT)	1994	45	YES	January 1, 2005
Singapore Treaty on the Law of Trademarks	2006	19	Signed March 28, 2006	Not ratified

NAME	Establishment Date	Number of Parties	Turkey’s Position	Recent Developments and Participation
GLOBAL PROTECTION SYSTEM
Budapest Treaty on the International Recognition of the Deposit of Micro-Organisms for the Purposes of Patent Procedure	1977	72	YES	November 30, 1998
The Hague Agreement Concerning the International Deposit of Industrial Designs (Geneva Act.)	1999	57	YES	January 1, 2005
Protocol Relating to Madrid Agreement	1989	81	YES	January 1, 1999
Patent Cooperation Treaty (PCT)	1970	142	YES	January 1, 1996
CLASSIFICATION
Locarno Agreement Establishing an International Classification for Industrial Designs	1968	51	YES	November 30, 1998
Nice Agreement Concerning the International Classification of Goods and services for the Purposes of Registration of Marks	1957	83	YES	January 1, 1996
Strasbourg Agreement Concerning the International Patent Classification (IPC)	1971	61	YES	January 1, 1996
Vienna Agreement Concerning International Classification of the Figurative Elements of Marks	1973	28	YES	January 1, 1996

Statistics Regarding Industrial Property Rights Applications/Registrations/Grants

	2008	2009	2010	2011	2012
Number of Patent Applications	7137	7241	8343	10241	11599
Number of Utility Model Applications	2986	2882	3033	3244	3788
Number of Trademark Applications	75278	72110	85466	117723	111143
Number of Industrial Design Applications	6578	6340	6972	7989	8423

	2008	2009	2010	2011	2012
Number of Patent Granted	4869	5610	5510	6539	7816
Number of Utility Model Issued	1869	2179	2050	1976	2299
Number of Trademarks Registered	47361	56921	43851	42059	64721
Number of Industrial Designs Registered	6322	5737	6841	7388	7767

SOCIAL SECURITY SYSTEM

The pay as you go social security system in Turkey has been run by the Social Security Institution (SSI) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services.

Before 2006, there were three different social security institutions which provided service to the insured depending on their working status (worker, self-employed, civil servant). Because of this fragmented system, the insured were unfairly receiving different levels of services and retirement parameters differed depending on the status of the insured. In addition, the budget deficits of these institutions were growing rapidly. Because of these reasons, studies on a fair and financially sustainable social security reform had begun in early 2000s.

Total budgetary transfers to the SSIs equaled 4.15% of GDP in 2012. The total budgetary transfers to SSI equaled 3.68% of GDP in 2008, 5.52% in 2009, 5.03% in 2010 and 4.07% in 2011.

The most important parameters of the social security system which have been amended by the Social Security and Universal Health Insurance Law (Law No. 5510) in 2008 are provided in the below table.

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58/60 (for new entries)	Gradual increase to 65 for both genders starting from 2035
Contribution Period • Workers • Others	7000 days 9000 days	7200 days 9000 days
Valorization of Contribution for SSK and BK	100 % real GDP growth+ 100% CPI	100% CPI + 30% real GDP growth
Replacement Rate • Civil servant • Others	• 50% + 1% for each year • 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: UT

Besides eliminating differences between the services that the insured received, one of the most important aims of the reform was to balance the rapidly growing deficits of the social security system which are given in the following table.

Table No. 15

Revenues and Expenditures of Social Security Institution

Million TL	2008	2009	2010	2011	2012
Revenues	67,257	78,073	95,273	124,480	142,929
Expenditures	93,159	106,775	121,997	140,715	160,223
Rev. - Exp.	-25,902	-28,703	-26,724	-16,235	-17,295
Budgetary Transfers (BT)	35,016	52,600	55,244	52,772	58,728
BT as % of GDP	3.68%	5.52%	5.03%	4.07%	4.15%

Source: SSI

The goals of the reform in health services are:

•	Implementation of General Health Insurance which covers entire population
•	Countrywide implementation of family medicine
•	Easier access to all health care services by the insured

Personal Pension System

Law No. 4632 (Individual Pension Savings and Investment System) aims to (a) establish the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards directing individual pension savings to long term investments, (b) improve welfare level during retirement by providing a supplementary pension income and (c) contribute to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Personal Pension System commenced on October 27, 2003. As of the end of June 2013, there were 17 pension companies, 3,688,127 members and 4,147,753 active pension contracts in the system, while the total amount of funds reached TL22.9 billion.

The Law No. 6327, which came into force in June 2012, introduced crucial amendments regarding the private pension system with an aim to increase the effectiveness of the system in attracting pension savings. The primary change is related to the incentives within the system. According to the new legislation, the tax deduction incentive will be replaced by a state match of 25% for the contributions made by the members within the system.

This match will be capped at the annual gross minimum wage for each member. This new incentive came into effect as of January 1st, 2013.

A reform in 1999 introduced compulsory unemployment insurance. The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for state based on the employee’s gross salary.

The first unemployment payments were made in March 2002. As of December 2012, the total asset value of the Unemployment Insurance Fund was TL61.2 billion.

EXCHANGE RATES AND EXCHANGE POLICIES

FX purchase auctions continued at the beginning of 2008 with the maximum daily amount of $90 million as announced in the Central Bank’s policy document titled “Monetary and Exchange Rate Policy for 2008” dated December 18, 2007. However, the Central Bank revised downward the maximum daily amount to be purchased in auctions to $45 million, with $15 million of auction amount and $30 million of optional selling amount, as of March 10, 2008, owing to the unfavorable developments in the housing and credit markets of the developed countries, which increased the exchange rate volatility in Turkish FX markets. Later, with the deepening of global financial problems, foreign exchange buying auctions were suspended as of October 16, 2008 in order to improve the foreign exchange liquidity conditions of the Turkish banks. Furthermore, the Central Bank started to inject foreign exchange liquidity into the market through foreign exchange selling auctions as of October 24, 2008, since unhealthy price formations were witnessed due to a decrease in the depth of the foreign exchange market, setting the daily selling amount at $50 million. However, the FX sales auctions were held on only two working days and the Central Bank suspended the selling auctions on October 30, 2008 as a result of favorable developments in the global markets. As a result, $7.5 billion (net) was purchased through sales-purchase auctions in 2008, while there was no direct intervention in the FX market. As of end 2008, the gross foreign exchange reserves of the Central Bank amounted to $71 billion.

The Central Bank continued to implement the floating exchange rate regime in 2009 along with the inflation-targeting regime. In its policy document entitled “Monetary and Exchange Rate Policy for 2009”, the Central Bank indicated that having a strong foreign exchange reserve position was the general strategy of the Bank and in case of a recovery in liquidity conditions due to developments in international markets, the Bank may, with prior notice, resume foreign exchange buying auctions. The Central Bank further stated that foreign exchange selling auctions could be held should exchange rate patterns be deemed unhealthy due to possibly insufficient market depth. Accordingly, to ensure efficient operation of the foreign exchange market through supporting liquidity, the Central Bank resumed foreign exchange selling auctions on March 10, 2009, with the daily sale amount set as $50 million. A total of $900 million was sold in the 18 auctions held through April 2, 2009, when concerns about the depth of the foreign exchange market eased due to favorable developments in global markets.

As a result of positive expectations related to the global economy in early August 2009, global liquidity and risk appetite regained strength, causing an increase in capital inflows to Turkey and the foreign exchange market became relatively stable. Taking this opportunity to build up foreign exchange reserves, the Central Bank decided to resume foreign exchange buying auctions beginning August 4, 2009. The maximum daily amount to be purchased in auctions was set at $60 million, of which $30 million was optional. The total amount of foreign exchange purchased in 2009 auctions was $4.3 billion. The Central Bank did not exercise any direct intervention in the markets in 2009. As a result, gross foreign exchange reserves of the Central Bank stood at $70.7 billion as of December 31, 2009.

The Central Bank continued to implement the floating exchange rate regime in 2010 along with the inflation-targeting regime. A strong foreign exchange reserve position is important for emerging economies like Turkey to curb the unfavorable effects of potential internal and external shocks to the economy and to boost confidence in the country. Therefore, in 2010, the Central Bank held foreign exchange buying auctions to build up reserves. The maximum daily amount to be purchased in auctions was set at $60 million, with $30 million being the auction amount and the remaining $30 million being the optional amount. Due to the growing capital inflows to Turkey, the Central Bank decided to increase the maximum daily amount to be purchased in auctions to $80 million, with $40 million being the auction amount and $40 million being the optional amount, effective from August 3, 2010. In order to benefit from capital inflows more effectively and to enhance resilience against volatile capital flows, the Central Bank decided to alter the method of foreign exchange buying auctions on October 4, 2010 in an attempt to strengthen foreign exchange reserves. According to this new method, in the event of improvement in liquidity conditions and strengthening capital inflows, the Central Bank could raise the maximum daily amount to be purchased through auctions in order to accelerate foreign exchange reserve accumulation. From October 4, 2010 to December 31, 2010, Central Bank purchased $5.8 billion. The total amount of foreign exchange purchased in 2010 with auctions was $14.9 billion. The Central Bank did not exercise any selling intervention or selling auction in 2010.

The Central Bank continued to implement the floating exchange rate regime in 2011. Amid strong capital inflows to Turkey in the first quarter of 2011, further FX purchase auctions were held with the objective to strengthen the Central Bank’s reserves as much as possible. In the second quarter of 2011, rising concerns over global growth and sovereign debt sustainability in some European countries deteriorated risk appetite and had an adverse impact on capital flows to emerging economies, including Turkey. In view of these developments, the amount to be purchased via daily FX auctions was reduced in May and June, and FX purchase auctions were suspended as of July 25, 2011. Given the heightened uncertainty due to aggravated concerns over global growth and sovereign debt sustainability in some European countries as of late July, with a view to providing the market with FX liquidity, the Central Bank started to hold FX sale auctions as of August 5, 2011 when deemed necessary. In September 2011, the Central Bank announced that the selling amount was set as the maximum daily amount to be sold on the days of FX sales. The amount to be sold could also be lower than the maximum selling amount when deemed necessary. In November, the Central Bank decided to announce the maximum amount of FX that can be sold via auctions on every working day for the subsequent two working days. In December, the Central Bank increased the maximum amount of FX that can be sold within two working days following the daily FX auctions to $1.70 billion and the amount that can be sold other than exceptions to $1.35 billion. Starting from January 6, 2012, the Central Bank started to hold intra-day foreign exchange sale auctions when necessary. Given the improving current account balance dynamics following the decisions taken at the MPC meeting on January 24, 2012 as well as the abrupt changes in global conditions, the regular FX sale auctions were suspended as intra-day FX sale auctions proved relatively more efficient and better-suited to meet the objectives of the monetary policy than the regular auctions. Moreover, on October, 18, 2011 December 30, 2011 and January 2-4 2012, direct FX sale interventions were performed in response to unhealthy price formations in exchange rates due to loss of market depth. The last four direct FX sale interventions were conducted in the context of additional monetary tightening which was started on December 29, 2011 as a response to deteriorated inflation outlook and delivered on so-called exceptional days in the first half of 2012. Although, additional monetary tightening has been implemented mainly via open market operations, it also featured unsterilized (effective) foreign exchange sales and interventions in order to prevent inflation expectations to be adversely affected from exchange rate movements detached from fundamentals.

With a view to providing the market with FX liquidity, FX required reserve ratios were reduced in July, August and October 2011. In addition, interest rates on weekly FX deposits at the FX and Deposit Markets were slightly reduced in August 2011. The maturity of FX deposits that banks can buy from the Central Bank was extended from one week to one month in December 2011. Furthermore, in order to ease FX liquidity in the interbank FX markets, the Central Bank resumed its intervention in the FX Deposit Markets in November 2011.

Moreover, in September 2011, the Central Bank provided a facility that up to 10% of reserve requirements for Turkish lira liabilities can be maintained in US Dollar and/or Euro. This facility has been first raised to 20% and then 40% in October 2011. In 2012 this facilty has further been gradually raised to 45%, in May 2012, 50% and in June, 55%. Since this facility has been almost 100% used by the banks, it increased the FX reserves of the Central Bank.

On October 27, 2011, the Central Bank updated the reserve requirement ratios for Turkish Lira deposits for related maturities and set the range between 5-11%. In addition, the reserve requirement ratios for foreign exchange deposits and liabilities were adjusted on October 5, 2011, with a range set between 6-11% depending on maturity.

On December 28, 2011, the Central Bank announced that, in addition to the daily one-week repo auctions, the Central Bank will start holding one-month (4 weeks) repo auctions every Friday. The one-month repo auctions are to be held in the traditional auction method and each institution’s total bid amount is to be limited to an announced auction amount. Auctions commenced on December 30, 2011. For the period of December 30, 2011 to January 26, 2012, upper limits have been set as TL2.0 billion for the total funding through one-month auctions and TL3.0 billion for each week’s auction. On May 29, 2012, the MPC decided to set the amount of daily funding via quantity auctions between 1 and 5 billion Turkish liras. On June 21, 2012 the MPC decided to keep the amount of daily funding via quantity auctions between 1 and 5 billion Turkish liras until July 19, 2012. The upper limit for each one-month repo auction to be held between June 22 and July 21, 2012 has been set at TL5 billion.

On March 29, 2012 the limit for standard gold reserves that may be held to meet reserve requirements for foreign currency liabilities, excluding precious metal deposit accounts, was decreased from 10% to 0%. On June 21, 2012, it was announced that the upper limit for gold reserves that might be held to maintain Turkish lira reserve requirements was raised from 20% to 25%, and banks are allowed to hold Turkish lira reserve requirements in gold over the total amount calculated by multiplying the first tranche corresponding to 20% of Turkish lira reserve requirements by a reserve option coefficient (“ROC”) of “1” and the second tranche corresponding to 5% of Turkish lira reserve requirements by a ROC of “1.5”.

On August 3, 2012, the Central Bank announced certain technical amendments to the Communiqué on Reserve Requirements no. 2005/1 relating to operational processes with respect to reserve requirements. These amendments stipulate that, as is the case with FX reserve requirements, the Turkish lira equivalent of FX reserves maintained for Turkish lira reserve requirements will be calculated by using the exchange rates announced in the Official Gazette on the calculation date; the US dollar reserves held by the Central Bank to maintain Turkish lira reserve requirements will not be less than 50% of total FX reserves; and the carryover limit will be 5%. On September 11, 2012, the Central Bank announced that in order to maintain required reserves consistent with the composition of foreign currency liabilities, banks must maintain their required reserves against their US dollar-denominated liabilities in US dollars only.

In 2011, the amount of FX purchased via FX purchase auctions totaled $6.45 billion, while the total amount of FX sold through FX sale auctions and direct interventions amounted to $13.60 billion. Furthermore, in 2012, an FX amount of $2.46 billion sold through FX sale auctions and direct interventions. Gross FX reserves of the Central Bank excluding gold stood at $78.33 billion at the end of 2011 and $84.00 billion on July 13, 2012.

Table No. 16

Central Bank Direct Interventions and Auctions in (million USD)

	Interventions		Auctions
	Purchase	Sale	Purchase	Sale
2008	—	—	7,584	100
2009	—	—	4,316	900
2010	—	—	14,865	—
2011	—	2,390	6,450	11,210
2012*	—	1,450	—	1,006
*	As of December 21, 2012.

Source: CBT.

In the second half of 2012, the Central Bank continued to implement the floating exchange rate regime along with the inflation targeting framework (having no nominal or real exchange rate target, and with intervention unlikely unless the level of exchange rate seems decoupled substantially from macroeconomic fundamentals, hurting inflation and financial stability goals). The Central Bank continued to construct the Reserve Option Mechanism (“ROM”), which allows Turkish banks to hold a certain portion of their TL required reserves in foreign exchange (FX) and gold, during the second half of 2012 and increased the ROCs by 0.2% for all of the tranches except the first tranche (compared to July 2012). The utilization rate of this mechanism reached around 90% as of the end of 2012. The mechanism so far appears to support the resilience of the economy to cross-border capital flows and facilitate the liquidity management of the banking system.

On January 22, 2013, the ROC for all tranches of Turkish Lira reserves held in gold was raised by “0.1” points. On March 26, 2013 to support financial stability Central Bank announced that in the context of the facility that allows banks to hold Turkish lira required reserves in FX and gold, one more tranche has been added to the existing tranches by keeping the upper limit unchanged, and the ROCs have been raised by 0.1 points for all tranches excluding the first tranche. On April 16, 2013, with a view to supporting financial stability in light of the latest developments in global markets, the ROCs for FX reserves held for Turkish lira required reserves have been raised by 0.2 points for all tranches except for the first tranche. On May 16, 2013, one more tranche has been added to the existing tranches by keeping the upper limit unchanged, and the ROCs have been raised by 0.1 points for all tranches excluding the first tranche. Below is the table that compares the new approach to the previous.

FX Facility Tranches (%)	Current ROC	New ROC
0-30	1.4	1.4
30-35	1.4	1.5
35-40	1.7	1.8
40-45	2.1	2.2
45-50	2.4	2.5
50-55	2.6	2.7
55-60	2.7	2.8

Source: Central Bank

As of December 21, 2012, ROM-based foreign exchange reserves were valued at $27.2 billion (an increase of $16.9 billion from the previous year), and the ROM-based gold reserves were valued at $12.5 billion (an increase of $10.2 billion from the previous year). To further strengthen the Central Bank’s FX reserves, the Central Bank increased the export rediscount credits limits several times during 2012. In sum, export rediscount credits added $8.3 billion to the Central Bank’s net international reserves. Overall, total gross international reserves of the Central Bank reached $119.1 billion as of the end of 2012. Additionally, the Central Bank provided nearly $2.5 billion to the market through interventions and auctions in 2012 (Table 16).

Due to increasing cross-border capital flows during 2012, the Central Bank gradually increased the foreign exchange required reserve ratios to a range of 6%-11.5% (with 6% for the longest maturity, and 11.5% for the shortest maturity) from 5%-11%. Moreover, the Central Bank’s foreign exchange lending rate was 4.5% for US Dollars and 5.5% for Euro. In the last meeting of the Monetary Policy Committee (“MPC”), on December 25, 2012, the MPC increased foreign exchange lending rates for US Dollars and Euro to 10% due to favorable global financial market conditions.

The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Japanese Yen and against the US Dollar-Euro currency basket:

Table No. 17

Exchange Rates


Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket
2008	1.29915	1.90492	1.26480	1.602035	(1)
2009	1.55453	2.16089	1.66189	1.85771	(1)
2010	1.50760	1.99895	1.71776	1.753275	(1)
2011	1.67806	2.33360	2.10970	2.00583	(1)
2012	1.8038	2.319	2.268	2.0614	(1)
Period End At December 31st
2008	1.5196	2.1511	1.6843	1.83535	(1)
2009	1.5130	2.1707	1.6410	1.84185	(1)
2010	1.5530	2.059	1.9059	1.806	(1)
2011	1.9157	2.4711	2.4628	2.1934	(1)
2012	1.7939	2.3660	2.0872	2.07995	(1)


(1)	The basket consisting of $0.5 and EUR0.5.

Source: CBT

Note: CBT’s foreign exchange effective selling rates.

.

INTERNATIONAL LENDING

On May 11, 2005, the Executive Board of the International Monetary Fund (the “IMF”) approved a three year, SDR 6.66 billion (approximately $10 billion at the time) stand-by arrangement (the “2005-2008 Stand-By Arrangement”) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR8 555.17 million (approximately $837.5 million at the time of the release) was made available immediately. Between May 11, 2005 and May 8, 2008, IMF staff missions visited Turkey seven times for program review discussions and various letters of intent were signed. On May 9, 2008, the seventh review and disbursement of the remaining balance of SDR 2.25 billion (approximately $3.65 billion at the time of the release) was approved by the IMF Executive Board, which completed Turkey’s 19th Stand-By-Arrangement. The Republic and the IMF have since been continuing their relationship on a regular membership basis. On May 14, 2013, Turkey paid SDR 281 million to the IMF. With this payment, Turkey’s debt to the IMF has been settled.

The Undersecretariat of the Turkish Treasury, together with the World Bank, launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS ended June 30, 2011 and was designed to provide Turkey with financial and technical support over the 2008-2011 period. The 2008-2011 CPS package initially envisaged total financial support of $8.1 billion and consisted of both investment and program loans. Under the 2008-2011 CPS program, a total of approximately $7.64 billion worth of agreements were signed, consisting of development policy loans (58%) and investment loans (42%).

A summary of the program and investment loans approved during the 2008-2010 period under the CPS program are as follows:

•

Second Competitiveness and Employment Development Policy Loan with a total funding of €342.8 million (approximately $500 million) - a series of loans to support economic policies in the areas of investment climate, labor markets, credit and capital markets, and innovation, technology, quality standards and labor skills (approved on December 16, 2008).

•

Second Programmatic Public Sector Development Policy Loan (“PPDPL II”) with a total funding of €255.4 million (approximately $400 million) - provides support for the Turkish Government’s comprehensive reform of the public sector. (approved on June 19, 2008).

•	Programmatic Electricity Sector Development Policy Loan-I with a total funding of €548.4 million (approximately $800 million) (approved on June 11, 2009).
•

Restoring Equitable Growth and Employment Programmatic Development Policy Loan (“REGE DPL I”) with a total funding of €931 million (approximately $1.3 billion) - provides support for Turkey’s public reform agenda under the PPDPL series. The REGE DPL I also focused on managing the impact of the global economic crisis and transition to recovery as well as job creation through business climate reforms previously supported under the CEDPL series. (approved on March 23, 2010).

•	Second Programmatic Environmental Sustainability and Energy Sector Development Policy Loan with a total funding of €519.6 million (approximately $700 million) (approved on June 15, 2010).

The following table sets forth the program and investment loans approved under the CPS program during 2011.

Program Loans	Original Amount	USD Equivalent	Board Approval Date	Loan Agreement Date
Second Restoring Equitable Growth and Employment (REGE) DPL 2	€506,100,000	$700,000,000	May 5, 2011	May 27, 2011

Investment Loans	Original Amount	USD Equivalent	Board Approval Date	Loan Agreement Date
Additional Loan for the Fourth Export Intermediation Project	€87,800,000	$120,000,000	March 17, 2011	April 5, 2011
	$180,000,000	$180,000,000	March 17, 2011	April 5, 2011
İstanbul Seismic Risk Mitigation and Emergency Preparedness Project	€109,800,000	$150,000,000	April 21, 2011	August 4, 2011
  ______________
[8]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.583210 on September 25, 2009.

Program Loans	Original Amount	USD Equivalent	Board Approval Date	Loan Agreement Dat
Additional Financing for Private Sector Renewable Energy and Energy Efficiency Project	€183,600,000 and $235,000,000	$500,000,000	November 22, 2011	December 5, 2011

On March 27, 2012, it was announced that the new CPS of the World Bank Group with Turkey for 2012-2015 was launched, with anticipated financing from the World Bank for Turkish government programs of up to $4.45 billion during the four-year period, consisting of development policy loans (35%) and investment loans (65%). In addition, the new CPS provides for financing of private sector investments by the International Finance Corporation (“IFC”) between $1.7-$2.0 billion for such four-year period, and for guarantees against non-commercial risks from the Multilateral Investment Guarantee Agency (“MIGA”). The IFC and the MIGA are members of the World Bank Group. The Third Programmatic Environmental Sustainability and Energy Sector Development Policy Loan (ESES DPL III) was approved by the Board of Executive Directors of the World Bank on March 27, 2012 and the loan agreement for a total financing of €455,400,000, was signed on April 6, 2012. The total amount of the loan was released on June 19, 2012.

On May 17, 2010, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On May 28, 2010, the IMF staff mission concluded its review and published its preliminary conclusions, and on July 30, 2010, the Executive Board of the IMF concluded the Article IV consultation and post-program monitoring with the Republic. The Executive Board of the IMF commended Turkey for far reaching reforms and prudent fiscal policy that limited exposure and paved the way for an effective response to the global financial crisis and contributed to a robust economic recovery. The Executive Board noted that the main challenge for the Republic is containing external imbalances that could undermine the economic recovery.

On February 11, 2011, the Executive Board of the IMF concluded the Second Post-Program Monitoring Discussions with Turkey. The Executive Board welcomed the strong recovery of the Turkish economy during 2010, with output exceeding its pre-crisis level and unemployment moderating significantly, but noted the sharply widening current account deficit. The Executive Board stated that Turkey’s main challenge is determining the right policy mix in the face of vulnerabilities arising from excessive domestic demand and volatile short-term capital flows. The Executive Board recognized that Turkey’s favorable near-term growth prospects and healthy balance sheets would likely continue to attract capital inflows, but also noted that predominantly short-term capital inflows have increased the Republic’s exposure to capital flow reversal and associated repricing risks. The Executive Board welcomed Turkey’s increased focus on systemic financial-sector risk and a moderate tightening of macroprudential measures. A number of Executive Board directors, however, called for further action in these areas. The Executive Board also encouraged progress on structural reforms to enhance competitiveness and resilience to capital inflows.

Between March 16, 2011 and April 5, 2011, an IMF staff mission visited Turkey for the Financial Sector Assessment Program (“FSAP”) update. FSAP assessments include a financial stability assessment, which is the responsibility of the IMF, and a financial development assessment, which is the responsibility of the World Bank. The Financial System Stability Assessment for Turkey, including the main findings of the 2011 FSAP update for Turkey, was endorsed by the IMF during the IMF Executive Board meeting on November 30, 2011 and was published on September 7, 2012.

On September 6, 2011, an IMF staff mission visited Turkey for the purpose of conducting an Article IV consultation for the year 2011. The IMF staff mission concluded its review on November 30, 2011, and published its staff report on January 27, 2012. The staff noted that Turkey entered the global economic crisis with stronger private and public sector balance sheets than many other countries in the region, due to institutional reforms and improved policy frameworks adopted earlier in the decade. The staff also noted that a deft macroeconomic and financial policy response during the global economic crisis enhanced policy credibility. However, an inadequate policy response to renewed capital flows caused growth to revert to its previous unbalanced path, and an overvalued real exchange rate and abundant external financing caused demand to become skewed toward imports resulting in the current account deficit widening sharply. The staff report commented on various other economic developments and policies in Turkey, including recommending structural reforms to prevent the emergence of a negative output gap as the current account is corrected.

An IMF staff mission visited Turkey between May 31 and June 6, 2012 to discuss recent economic developments and preparations for the 2012 Article IV consultation discussions. In their conclusion statement, the IMF staff stated that the economy is decelerating toward a soft landing, thus the imbalances built over the last two years are diminishing.

In 2010, the Islamic Development Bank Group (“IDBG”) approved the Member Country Partnership Strategy for the Republic of Turkey, which is the first strategy document ever approved by IDBG. According to the strategy document IDBG will provide €2 billion of financing for projects in Turkey during 2010-2013. As of the end of 2012, IDBG has provided $1.3 billion of financing for projects in Turkey.

Turkey became a recipient country of the European Bank for Reconstruction and Development (“EBRD”) in 2008. As of the end of 2012, EBRD has provided €2.5 billion of financing for projects in Turkey, particularly in the private sector. The annual business volume of EBRD in Turkey reached more than €1 billion in 2012 making Turkey the second largest recipient country after Russia.

Turkey is a founding member of the Black Sea Trade and Development Bank (“BSTDB”). BSTDB provided €160 million of financing  for projects in Turkey from 2007 to 2010. According to the 2011-2014 Medium Term Strategy, BSTDB plans to invest approximately €32 to 47 million per year in Turkey.

The Republic signed a total of €650 million, €920 million and €1.1 billion worth of various financing agreements with the European Investment Bank in 2010, 2011 and 2012, respectively. As of August 1, 2013, it was announced that the Republic and the European Investment Bank signed four loan agreements totaling €450 million.

Turkey is a founding member of the Council of Europe Development Bank (“CEB”). CEB provided €920 million of financing for projects in Turkey from 2008 to 2012.

Between 2010 and 2012 the Republic and CEB signed a total of €450 billion worth of various financing agreements in connection with the “İstanbul Earthquake Risk Mitigation and Emergency Preparedness Project” and Small and Medium Enterprise (SME) Development Loans. In 2013, the Republic and CEB signed the “Guarantee Agreement for TSKB SME Loan” with a total amount of €100 million.

During the G-20 meeting held in Los Cabos on June 18-19, 2012, Turkey declared its commitment to contributing to global financial stability by increasing the resources of the IMF. On June 19, 2012, it was announced that the Central Bank of the Republic of Turkey will contribute up to $5 billion to the IMF, to be counted as part of its international reserves.

On September 13, 2012 an IMF staff mission visited Turkey in the context of 2012 Article IV consultations. The IMF staff mission concluded its review on September 26, 2012, and published its staff report on December 21, 2012. In their report the staff noted that Turkish authorities have set the stage for more sustainable and balanced growth in 2012, accompanied by declines in the current account deficit and inflation. The staff also emphasized the importance of the tighter fiscal policy proposed in the Republic of Turkey’s 2013 budget. They also noted that in the current environment of volatile capital flows, the Central Bank’s more flexible policy framework served the Turkish economy well. Additionally, the staff explained that the Turkish banks appear well-positioned for the introduction of Basel III.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 2007 to 2008, total exports increased by 23.1. The value of Turkey’s exports rose from approximately $107.3 billion in 2007 to approximately $132 billion in 2008. However in 2009, the increasing trend in exports was interrupted by the global economic crisis as Turkey’s trade partners went into serious economic recession. Therefore, Turkish export performance was hit by reduced export demand from countries, especially in the EU and decreased by approximately 22.6% in 2009, compared to the previous year.

In 2010, total exports were $113.9 billion, an 11.5% increase when compared to 2009. In 2011, exports increased by 18.5% to $134.9 billion. In 2012, exports increased by 13% to $152.5 billion. For 2013, an export target of $158.0 billion has been set in The Medium Term Program 2013-2015 (the “MTP 2013-2015”). In the meantime, because domestic demand also increased, import demand increased considerably by 31.7% and 29.8% in 2010 and 2011 respectively. Since imports increased more than exports, the trade deficit and hence the current account deficit also increased and reached pre-crisis levels. While the trade deficit (including shuttle trade) and the current account deficit were $53.0 billion and $40.4 billion in 2008 respectively, the trade deficit increased significantly to $56.4 billion and the current account deficit increased to $45.4 billion in 2010, $89.1 billion and $75.1 billion respectively in 2011 and the trade deficit and the current account deficit $65.3 billion and $47.7 billion respectively in 2012. The increase in imports stemmed partly from the increase in energy prices and partly from the expansion in economic activity.

The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 95% of total exports in 2008 while the share of agricultural products in total exports was 3%. In 2011 this outlook did not change significantly. In addition to traditional export goods such as textiles and clothing products, food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. In 2011, while textiles and clothing products increased 13.9% to $24.6 billion, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 20.9% to $72.2 billion.

Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.

In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.

Turkey’s principal trading partners have traditionally been EU member countries. In 2012, EU member countries accounted for 43.9% of total exports and 37% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.7% of total exports in 2012 compared to 10.3% in 2011.

To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (“GSP”) towards the lesser developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.

The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table No. 18

	Terms of Trade-Foreign Trade, Value, Volume
	2008	2009	2010	2011	2012
	in billions of U.S dollars
Exports f.o.b (1)	132.0	102.1	113.9	134.9	152.5
Imports c.i.f (2)	202.0	140.9	185.5	240.8	236.5
Consumption goods	21.5	19.3	24.7	29.7	26.7
Capital goods	28.0	21.5	28.8	37.3	33.9
Intermediate goods	151.7	99.5	131.4	173.1	174.9
Total Exports	(percentage change from previous year)
Value	23.1	-22.6	11.5	18.5	13.0
Price	15.5	16.1	3.4	11.6	-3.1
Volume(3)	6.6	-7.8	11.4	6.2	16.7
Total Imports(2)
Value	18.8	-30,2	31.7	29.8	-1.8
Price	20.0	-19.5	8.4	15.0	-2.8
Volume(3)	-1.4	-12.9	17.7	12.9	1.0
Terms of Trade	-3.8	4.2	-4.6	-3.0	-0.4

Source: TURKSTAT

___________

(1)	Excluding transit trade and shuttle trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table No. 19

	Exports (FOB)* by Sectors and Commodity
	Annual						Percentage Change
	(in millions of U.S. dollars unless otherwise indicated)
	2008	2009	2010	2011	2012	2010/09	2011/10	2012/11
Agricultural and Forestry	3,937	4,347	4,935	5,167	5,189	13.5	4.7	0.4
Agriculture and farming of animals	3,924	4,337	4,919	5,148	5,167	13.4	4.7	0.4
Forestry and logging	13	11	15	19	22	44.5	20.2	16.8
Fishing	240.3	189	156	186	190	-17.4	19.2	2.3
Fishing	240.3	189	156	186	190	-17.4	19.2	2.3
Mining and Quarrying	2,155.2	1,683	2,687	2,805	3,161	59.7	4.4	12.7
Mining of coal, lignite and peat	20.9	1.5	6.5	5.9	6.7	339.2	-10.3	13.6
Crude petroleum and natural gas	61.0	101	100	126	230	-0.6	25.8	81.9
Mining of uranium and thorium ores
Metal ores	1026.5	689	1,280	1,214	1,339	85.8	-5.2	10.3
Other mining and quarrying	1046.8	891	1,300	1,459	1,585	45.9	12.3	8.7
Manufacturing	125,188	95,449	105,467	125,963	143,211	10.5	19.4	13.7
Food products and beverages	6,476	5,931	6,703	8,880	9,515	13.0	32.5	7.1
Tobacco products	277	266	296	301	415	11.0	1.8	37.9
Textiles	11,323	9,559	10,932	12,920	13,262	14.4	18.2	2.6
Apparel	11,504	9,603	10,618	11,633	11,959	10.6	9.6	2.8
Luggage, saddlery and footwear	607	499	656	773	914	31.7	17.8	18.2

	Exports (FOB)* by Sectors and Commodity
	Annual						Percentage Change
	(in millions of U.S. dollars unless otherwise indicated)
	2008	2009	2010	2011	2012	2010/09	2011/10	2012/11
Products of wood and cork	535	510	573	653	659	12.3	14.0	0.8
Paper and paper products	1,052	982	1,194	1,407	1,647	21.6	17.8	17.0
Printing and publishing	145	148	141	164	158	-4.3	15.9	-3.9
Coke, petroleum products and nuclear fuel	7,325	3,650	4,153	6,122	7,180	13.8	47.4	17.3
Chemicals and chemical products	4,995	4,300	5,706	6,743	7,309	32.7	18.2	8.4
Rubber and plastic products	4,750	4,035	4,887	6,241	6,431	21.1	27.7	3.1
Other non-metallic minerals	4,321	3,769	3,989	4,042	4,084	5.8	1.3	1.0
Manufacture of basic metals	22,570	15,103	14,427	17,062	29,111	-4.5	18.3	70.6
Manufacture of fabricated metal products (exc. machinery)	5,531	4,470	4,973	6,230	6,590	11.2	25.3	5.8
Manufacture of machinery and equipment	9,763	8,070	9,059	11,126	11,858	12.3	22.8	6.6
Office, accounting and computing machinery	135	100	134	140	148	33.2	4.9	5.5
Electrical machinery and apparatus	4,975	4,099	4,864	5,863	5,860	18.7	20.6	0.0
Communication and apparatus	2,277	1,919	1,951	2,111	2,511	1.6	8.2	19.0
Medical, precision and optical instruments, watches	404	367	412	499	628	12.2	21.0	26.0

	Exports (FOB)* by Sectors and Commodity
	Annual						Percentage Change
	(in millions of U.S. dollars unless otherwise indicated)
	2008	2009	2010	2011	2012	2010/09	2011/10	2012/11
Motor vehicles and trailers	19,362	12,863	14,857	17,044	16,244	15.5	14.7	-4.7
Other transport	3,360	2,418	1,659	1,992	1,781	-31.4	20.1	-10.6
Furniture	3,500	2,786	3,283	4,014	4,946	17.8	22.3	23.2
Recycling
Electricity, Gas and Water Supply	73.3	140	181	149	190	29.8	-18.0	27.8
Electricity, gas and steam	73.3	140	181	149	190	29.8	-18.0	27.8
Wholesale and Retail Trade	430.5	331	452	632	535	36.6	39.9	-15.4
Wholesale and retail trade	430.5	331	452	632	535	36.6	39.9	-15.4
Other Business Activities	1.9	1.2	2.0	0.6	0.5	63.2	-71.4	-6.7
Other business activities	1.9	1.2	2.0	0.6	0.5	63.2	-71.4	-6.7
Social and Personal Activities	1.7	2.4	3.6	5.0	2.3	48.2	38.1	-53.8
Total	132,027	102,143	113,883	134,907	152,478	11.5	18.5	13.0

*     Excluding shuttle and transit trade

Source: TURKSTAT

Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldova, Romania, Russian, Serbia, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of Turkey—International Organizations.”

The following table presents Turkey’s exports by country for the periods indicated:

Table No. 20

	2008	2009	2010	2011	2012	2008	2009	2010	2011	2012
TOTAL	132 027 196	102 142 613	113 883 219	134 906 869	152 464 375	100	100	100	100	100
A- EU COUNTRIES	63 390 419	47 013 415	52 685 304	62 347 441	59 199 255	48.0	46.0	46.3	46.2	38.8
B-FREE ZONES IN TURKEY	3 008 061	1 957 066	2 083 788	2 544 721	2 295 000	2.3	1.9	1.8	1.9	1.5
D-OTHER COUNTRIES	65 628 716	53 172 132	59 114 127	70 014 706	90 970 119	49.7	52.1	51.9	51.9	59.7
1-Other European Countries	15 678 083	11 317 994	11 373 372	12 976 364	14 367 694	11.9	11.1	10.0	9.6	9.4
2-North African Countries	5 850 262	7 415 776	7 025 168	6 700 805	9 443 652	4.4	7.3	6.2	5.0	6.2
3-Other African Countries	3 212 341	2 738 866	2 257 898	3 633 016	3 913 263	2.4	2.7	2.0	2.7	2.6
4-North American Countries	4 801 535	3 578 829	4 242 435	5 459 299	6 662 675	3.6	3.5	3.7	4.0	4.4
5-Central America and Caraips	828 687	621 826	597 975	626 293	769 630	0.6	0.6	0.5	0.5	0.5
6-South America Countries	901 401	677 599	1 237 356	1 840 351	2 191 176	0.7	0.7	1.1	1.4	1.4
7-Near And Middle Eastern	25 430 395	19 192 808	23 294 873	27 934 772	42 451 446	19.3	18.8	20.5	20.7	27.8
8-Other Asian Countries	7 074 123	6 705 544	8 580 833	10 199 361	10 574 994	5.4	6.6	7.5	7.6	6.9
9-Australia and New Zealand	435 326	361 640	402 591	480 755	490 339	0.3	0.4	0.4	0.4	0.3
10-Other Countries	1 416 562	561 251	101 627	163 690	105 250	1.1	0.5	0.1	0.1	0.1
Selected country groups
OECD Countries	70 471 749	55 832 408	61 491 606	67 113 921	66 291 577	53.4	54.7	54.0	49.7	43.5
EFTA Countries	3 261 728	4 335 560	2 416 381	1 887 252	2 601 143	2.5	4.2	2.1	1.4	1.7
Organization of the Blacksea Economic Cooperation	20 867 277	12 272 591	14 456 173	17 767 964	18 791 745	15.8	12.0	12.7	13.2	12.3
Organization for Economic Cooperation	6 247 706	5 948 111	7 617 077	9 291 735	16 563 519	4.7	5.8	6.7	6.9	10.9
Commonwealth of Independent States	13 938 226	7 957 492	10 288 272	13 376 636	15 074 857	10.6	7.8	9.0	9.9	9.9
Turkish Republics	3 749 451	3 399 485	3 921 072	5 039 884	5 840 690	2.8	3.3	3.4	3.7	3.8
Organization of Islamic Cooperation	32 596 965	28 626 586	32 469 556	37 325 434	55 218 834	24.7	28.0	28.5	27.7	36.2

	2008	2009	2010	2011	2012	2008	2009	2010	2011	2012
Selected Countries (1)
Total	132 027 196	102 142 613	113 883 219	134 906 869	152 464 375	100.0	100.0	100.0	100.0	100.0
Germany	12 951 755	9 793 006	11 479 066	13 950 825	13 124 632	9.8	9.6	10.1	10.3	8.6
Iraq	3 916 685	5 123 406	6 036 362	8 310 130	10 822 150	3.0	5.0	5.3	6.2	7.1
Iran	2 029 760	2 024 546	3 044 177	3 589 635	9 921 621	1.5	2.0	2.7	2.7	6.5
United Kingdom	8 158 669	5 937 997	7 235 861	8 151 430	8 693 912	6.2	5.8	6.4	6.0	5.7
UAE	7 975 400	2 896 572	3 332 885	3 706 654	8 174 613	6.0	2.8	2.9	2.7	5.4
Russia	6 483 004	3 189 607	4 628 153	5 992 633	6 680 825	4.9	3.1	4.1	4.4	4.4
Italy	7 818 988	5 888 958	6 505 277	7 851 480	6 373 239	5.9	5.8	5.7	5.8	4.2
France	6 617 511	6 211 415	6 054 499	6 805 821	6 198 589	5.0	6.1	5.3	5.0	4.1
USA	4 299 941	3 240 597	3 762 919	4 584 029	5 604 351	3.3	3.2	3.3	3.4	3.7
Spain	4 047 267	2 818 470	3 536 205	3 917 559	3 717 543	3.1	2.8	3.1	2.9	2.4
Egypt	1 426 450	2 599 030	2 250 577	2 759 311	3 679 207	1.1	2.5	2.0	2.0	2.4
Saudi Arabia	2 201 875	1 768 216	2 217 646	2 763 476	3 676 612	1.7	1.7	1.9	2.0	2.4
Netherlands	3 143 835	2 127 297	2 461 371	3 243 080	3 244 574	2.4	2.1	2.2	2.4	2.1
China	1 437 204	1 600 296	2 269 175	2 466 316	2 833 255	1.1	1.6	2.0	1.8	1.9
Azerbaijan	1 667 469	1 400 446	1 550 479	2 063 996	2 584 672	1.3	1.4	1.4	1.5	1.7
Romania	3 987 476	2 201 936	2 599 380	2 878 760	2 495 572	3.0	2.2	2.3	2.1	1.6
Belgium	2 122 434	1 795 682	1 960 441	2 451 030	2 359 582	1.6	1.8	1.7	1.8	1.5
Israel	1 935 235	1 522 436	2 080 148	2 391 148	2 329 729	1.5	1.5	1.8	1.8	1.5
Libya	1 074 288	1 795 117	1 932 370	747 629	2 139 440	0.8	1.8	1.7	0.6	1.4
Switzerland	2 856 787	3 935 122	2 056 860	1 484 320	2 124 534	2.2	3.9	1.8	1.1	1.4
Others	45 875 162	34 272 458	36 889 367	44 797 606	45 685 723	34.7	33.6	32.4	33.2	30.0
(1)	Countries are ranked by 2012 figures.

The value of imports increased from approximately $7.9 billion in 1980 to approximately $202 billion in 2008. In 2008, the EU accounted for 36.8% of Turkey’s total imports. However, with the global economic crisis the value of imports fell significantly to $140.9 billion in 2009 and the EU accounted for 40.1% of Turkey’s total imports. In 2010, the value of imports increased to $185.5 billion and the EU accounted for 38.9% of Turkey’s total imports. In 2011, the value of imports increased to $240.8 billion and EU share in Turkey’s import was 37.8%. In 2012, the value of imports increased to $236.5 billion and EU share in Turkey’s import was 37%.

In 2012, of the main commodity groups, the share of intermediate goods in total imports was 74%, while the shares of capital goods and consumption goods in total imports were 14.3% and 11.3%, respectively.

The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table No. 21

	Imports (CIF) by Sector and Commodity
	2008	2009	2010	2011	2012	2010/09	2011/10	2012/11
	(in millions of US dollars, unless otherwise indicated)
TOTAL	140,928	185,544	240,842	236,545	140,928	31.7	29.8	-1.8
CAPITAL GOODS	27,054	21,463	28,818	37,271	33,925	34.3	29.3	-9.0
Capital goods (Except transportations vehicles)	23,366	18,384	23,250	29,605	28,125	-26.5	27.3	-5.0
Transportation vehicles incidental to industry	3,688	3,078	5,569	7,665	5,800	80.9	37.7	-24.3
INTERMEDIATE GOODS	123,640	131,445	173,140	174,930	131,445	32.1	31.7	1.0
Unprocessed materials incidental to industry	10,038	7,985	12,259	16,160	15,344	53.5	31.8	-5.0
Processed materials incidental to industry	58,891	43,492	58,733	75,482	73,612	35.0	28.5	-2.5
Unprocessed fuels and oils	751	1,139	1,176	1,304	1,162	3.2	10.9	-10.9
Parts of investment goods	9,087	8,292	9,064	10,861	10,949	9.3	19.8	0.8
Parts of transportation vehicles	10,455	7,841	10,581	12,334	11,129	34.9	16.6	-9.8
Unprocessed materials of food and beverages	1,685	2,074	2,794	4,379	3,703	34.7	56.7	-15.4
Processed materials of food and beverages	858	1,113	1,794	2,137	1,113	-7.7	61.2	19.1
Processed fuels and oils	8,258	9,183	12,223	16,434	17,424	33.1	34.4	6.0
CONSUMPTION GOODS	18,694	19,290	24,735	29,692	26,699	28.2	20.0	-10.1
Automobiles	4,747	4,265	6,820	8,475	7,248	59.9	24.3	-14.5
Resistant consumption goods	3,027	2,619	3,499	4,337	4,353	33.6	24.0	0.3
Semi-resistant consumption goods	3,914	4,090	5,303	6,453	5,893	29.7	21.7	-8.7
Non-resistant consumption goods	4,359	5,531	5,895	5,177	5,531	11.8	6.6	-12.2
Unprocessed of food and beverages	403	596	676	814	809	13.5	20.4	-0.7
Processed of food and beverages	954	1,003	1,366	1,816	1,387	36.2	33.0	-23.6
Gasoline	1,172	1,191	1,343	1,662	1,675	12.8	23.8	0.7
Transportation vehicles not incidental to industry	118	577	197	240	157	-65.9	21.9	-34.6
OTHERS	675	666	546	739	990	-18.1	35.3	34.1
Other goods not elsewhere specified	675	546	739	990	546	-18.1	35.3	34.1

Source: Ministry of Development

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table No. 22

	2008	2009	2010	2011	2012	2008	2009	2010	2011	2012
TOTAL	201 963 574	140 928 421	185 544 332	240 841 676	236 545 037	100.0	100.0	100.0	100.0	100.0
A-EU COUNTRIES	74 407 779	56 508 918	72 179 705	91 128 441	87 447 648	36.8	40.1	38.9	37.8	37.0
B-FREE ZONES IN TURKEY	1 334 250	965 287	878 447	1 038 057	1 045 827	0.7	0.7	0.5	0.4	0.4
C-OTHER COUNTRIES	126 221 545	83 454 216	112 486 180	148 675 179	148 051 562	62.5	59.2	60.6	61.7	62.6
1-Other European Countries	44 196 490	25 886 494	30 312 449	35 979 193	37 416 211	21.9	18.4	16.3	14.9	15.8
2-North African Countries	3 535 990	2 237 693	3 098 091	3 342 055	3 308 343	1.8	1.6	1.7	1.4	1.4
3-Other African Countries	2 060 486	1 700 198	1 725 916	3 424 658	2 613 447	1.0	1.2	0.9	1.4	1.1
4-North American Countries	13 404 016	9 513 149	13 234 069	17 345 670	15 084 268	6.6	6.8	7.1	7.2	6.4
5-Central America and Caraips	560 444	475 745	622 763	903 455	1 069 126	0.3	0.3	0.3	0.4	0.5
6-South America Countries	3 259 762	2 286 192	2 942 329	4 500 367	4 079 580	1.6	1.6	1.6	1.9	1.7
7-Near And Middle Eastern	13 145 164	7 133 985	13 010 828	20 439 413	21 410 008	6.5	5.1	7.0	8.5	9.1
8-Other Asian Countries	37 616 399	28 748 748	40 343 434	53 143 945	49 601 967	18.6	20.4	21.7	22.1	21.0
9-Australia and New Zealand	876 169	647 843	493 033	806 922	861 022	0.4	0.5	0.3	0.3	0.4
10-Other Countries	7 566 626	4 824 170	6 703 268	8 789 500	12 607 589	3.7	3.4	3.6	3.6	5.3
Selected country groups
OECD Countries	104 279 390	76 339 910	99 314 780	121 327 626	113 723 525	51.6	54.2	53.5	50.4	48.1
EFTA Countries	6 217 519	2 780 569	4 002 407	5 845 716	5 238 265	3.1	2.0	2.2	2.4	2.2
Organization of the Blacksea Economic Cooperation	45 066 639	27 686 923	32 979 705	38 770 165	41 509 519	22.3	19.6	17.8	16.1	17.5
Organization for Economic Cooperation	12 184 213	6 009 259	11 607 394	17 305 837	16 429 472	6.0	4.3	6.3	7.2	6.9
Commonwealth of Independent States	41 052 391	24 757 453	28 908 734	33 159 169	35 248 191	20.3	17.6	15.6	13.8	14.9
Turkish Republics	3 242 055	1 872 138	2 923 668	3 642 096	3 558 042	1.6	1.3	1.6	1.5	1.5
Organization of Islamic Cooperation	22 051 265	13 357 101	22 200 530	31 417 773	31 690 284	10.9	9.5	12.0	13.0	13.4

	2008	2009	2010	2011	2012	2008	2009	2010	2011	2012
Selected country groups (1)
Total	201 963 574	140 928 421	185 544 332	240 841 676	236 545 037	100.0	100.0	100.0	100.0	100.0
Russia	31 364 477	19 450 086	21 600 641	23 952 914	26 625 286	15.5	13.8	11.6	9.9	11.3
Germany	18 687 197	14 096 963	17 549 112	22 985 567	21 400 576	9.3	10.0	9.5	9.5	9.0
China	15 658 210	12 676 573	17 180 806	21 693 336	21 295 186	7.8	9.0	9.3	9.0	9.0
USA	11 975 929	8 575 737	12 318 745	16 034 121	14 130 546	5.9	6.1	6.6	6.7	6.0
Italy	10 682 037	7 594 645	10 139 888	13 449 861	13 344 468	5.3	5.4	5.5	5.6	5.6
Iran	8 199 689	3 405 986	7 645 008	12 461 532	11 964 779	4.1	2.4	4.1	5.2	5.1
France	9 022 015	7 091 795	8 176 600	9 229 558	8 589 896	4.5	5.0	4.4	3.8	3.6
Spain	4 548 182	3 776 917	4 840 062	6 196 452	6 023 618	2.3	2.7	2.6	2.6	2.5
India	2 457 908	1 902 607	3 409 938	6 498 651	5 843 638	1.2	1.4	1.8	2.7	2.5
South Korea	4 091 711	3 118 214	4 764 057	6 298 483	5 660 093	2.0	2.2	2.6	2.6	2.4
United Kingdom	5 258 923	3 473 433	4 680 611	5 840 380	5 629 452	2.6	2.5	2.5	2.4	2.4
Ukraine	6 106 325	3 156 659	3 832 744	4 812 060	4 394 200	3.0	2.2	2.1	2.0	1.9
Switzerland	5 588 439	1 999 386	3 153 702	5 018 977	4 304 864	2.8	1.4	1.7	2.1	1.8
Belgium	3 150 747	2 371 516	3 213 606	3 959 279	3 690 309	1.6	1.7	1.7	1.6	1.6
Netherlands	3 056 340	2 543 073	3 156 000	4 004 955	3 660 634	1.5	1.8	1.7	1.7	1.5
Japan	4 026 764	2 781 971	3 297 796	4 263 730	3 601 427	2.0	2.0	1.8	1.8	1.5
UAE	691 202	667 857	698 421	1 649 456	3 596 545	0.3	0.5	0.4	0.7	1.5
Greece	1 150 715	1 131 065	1 541 600	2 568 826	3 539 869	0.6	0.8	0.8	1.1	1.5
Romania	3 547 820	2 257 963	3 449 195	3 801 297	3 236 425	1.8	1.6	1.9	1.6	1.4
Poland	1 977 852	1 817 093	2 620 956	3 496 189	3 058 078	1.0	1.3	1.4	1.5	1.3
Others	50 721 091	37 038 881	48 274 844	62 626 053	62 955 147	25.1	26.3	26.0	26.0	26.6
(1)	Countries are ranked by 2012 figures.

Source: TURKSTAT, Ministry of Development

In 2011, Turkey’s net international reserves were approximately $110.6 billion. In 2011, gross foreign exchange reserves of the Central Bank were approximately $78.5 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately $22.2 billion. In 2011, net portfolio outflow from Turkey was $1.8million, compared to a $2.3 million outflow in 2010.

In 2012, Turkey’s net international reserves were approximately $137.5 billion. In 2012, gross foreign exchange reserves of the Central Bank were approximately $100 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately $18.4 billion. In 2012, net portfolio outflow from Turkey was $1.3 million, compared to a $1.8 million outflow in 2011.

OTHER GOODS, SERVICES AND INCOME

In addition to merchandise exports and imports, Turkey’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2011, Turkey’s tourism revenues increased by 10.6% to $23.0 billion. See “Economy—Services—Tourism.” In addition, earnings from income balance were $3.9 billion in 2011, compared to $4.5 billion in 2010.

Turkey’s receipts from all services amounted to approximately $39.0 billion in 2011, which represented an increase of 12.1% from 2010. Current transfers amounted to $1.7 billion in 2011. On the other hand, the debit for all services and income account amounted to approximately $32.5 billion ($11.7 billion from income) in 2011, representing an increase of 5.1% (an increase of 0.9% for income) from 2010.

In 2012, Turkey’s tourism revenues increased by 2.4% to $25.6 billion. See “Economy—Services—Tourism.” In addition, earnings from income balance were $5 billion in 2012, compared to $3.9 billion in 2011.

Turkey’s receipts from all services amounted to approximately $40.7 billion in 2012, which represented an increase of 6.9% from 2011. Current transfers amounted to $1.4 billion in 2012. On the other hand, the debit for all services and income account amounted to approximately $32.3 billion ($11.7 billion from income) in 2012, representing a decrease of 0.1% (a decrease of 0.5% for income) from 2011.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Turkey for the periods indicated:

Table No. 23

in millions of US Dollars	2008	2009	2010	2011	2012
CURRENT ACCOUNT	-40,438	-12,168	-45,447	-75,092	-47,748
Trade Balance	-53,021	-24,850	-56,413	-89,139	-65,332
Goods Exports	140,800	109,647	120,902	143,396	163,220
Goods Imports	-193,821	-134,497	-177,315	-232,535	-228,552
Services	18,817	18,581	16,658	20,130	22,902
Credit	36,978	35,653	36,279	40,668	43,457
Tourism receipts	23,365	22,980	22,585	25,054	25,653
Debit	-18,161	-17,072	-19,621	-20,538	-20,555
Income	-8,366	-8,308	-7,215	-7,841	-6,701
Credit	6,889	5,164	4,477	3,952	5,034
Interest Income	2,022	1,685	1,094	1,207	2,054
Debit	-15,255	-13,472	-11,692	-11,793	-11,735
Interest Expenditure	-8,668	-7,408	-5,508	-5,282	-5,815
Current Transfers	2,132	2,409	1,523	1,758	1,383
General Government	728	1,190	563	794	558
Other Sectors	1,404	1,219	960	964	825
Workers’ Remittances	1,431	1,014	948	1,045	975
CAPITAL ACCOUNT	-61	-43	-51	-25	-44
FINANCIAL ACCOUNT	37,488	9,332	44,093	65,684	47,070
Direct Investment (net)	17,211	7,110	7,572	13,698	8,483
Portfolio Investment (net)	-5,014	227	16,093	21,986	40,789
Assets	-1,244	-2,711	-3,524	2,688	2,657
Liabilities	-3,770	2,938	19,617	19,298	38,132
Equity Securities	716	2,827	3,468	-986	6,274
Debt Securities	-4,486	111	16,149	20,284	31,858
General Government	-4,486	111	14,797	17,326	21,658
In Turkey	-5,073	-1,709	10,715	14,805	16,835
Abroad	587	1,820	4,082	2,521	4,823
Other Investment (net)	24,234	2,106	33,237	28,187	18,612
Assets	-12,058	10,987	7,012	11,136	-518
Liabilities	36,292	-881	26,225	17,051	19,130
Loans	29,889	-13,858	9,783	18,866	9,838
Monetary Authority	0	0	0	0	0
General Government	3,443	922	1,498	-782	-2,093
Banks	3,268	-4,448	12,900	12,527	5,166
Other Sectors	23,178	-10,332	-4,615	7,121	6,765
Deposits	4,398	4,135	13,837	-4,309	7,799
in Monetary Authority	-1,791	-829	-503	-1,915	-2,243
in Banks	6,189	4,964	14,340	-2,394	10,042
Reserve Assets	1,057	-111	-12,809	1,813	-20,814
Net Errors and Omissions	3,011	2,879	1,405	9,433	722
______________

Source: CBT

CURRENT ACCOUNT

The impact of the global recession on domestic and external demand became more pronounced in the last quarter of 2008. Exports and imports, which increased at high rates in the first nine months of 2008, dropped sharply in the last quarter of the year both in nominal and real terms. Services revenues increased by 23.6% led by tourism revenues of $23.4 billion in 2008. On the other hand, in the same period the income deficit widened as a result of the increase in interest expenditures of the private sector. Therefore, the current account deficit, which went up to $48.9 billion in August 2008 in annualized terms, pointed to a sharp decline in the last quarter of the year, dropping to $40.4 billion (5.5% of GDP) by the year-end 2008.

The ongoing slowdown in domestic and external demand due to the global recession caused both exports and imports to plunge and the foreign trade deficit to contract in 2009. Exports and imports fell in real and nominal terms. The significant decrease in international energy and commodity prices contributed to the nominal decrease in both exports and imports. In 2009, services revenues decreased by 3.6% with decreasing net tourism revenues. Therefore, the current account deficit went down to $12.2 billion as of the end of 2009 (2% of GDP).

Although external demand remained weak amid Europe’s sovereign debt problems, domestic demand grew at a relatively steady pace, leading to a large increase in the foreign trade deficit during 2010. After declining year-on-year due to the global recession and falling commodity prices in 2009, foreign trade prices increased in 2010. Specifically, due to the sharp rise in commodity prices during the second half of 2010, prices of imports increased at a faster pace than prices of exports, leading to a significant deterioration in the terms of trade. Net services revenues dropped by 10.3% year-on-year in 2010 due to the widening foreign trade deficit and the rapid increase in service expenditures, causing the current account deficit to expand. Despite the increased number of tourists in 2010 as compared to 2009, the fall in average expenditures, tourism revenues went down by 1.7% in 2010. Furthermore, transportation costs continued to rise due to rising imports. Thus, the current account deficit increased to $45.4 billion in 2010 (6.2% of GDP).

In the post-crisis recovery period, the Turkish economy followed a robust course, with domestic and external demand displaying divergences in terms of their speed of recovery. Accordingly, imports surged amid robust domestic demand in 2011; whereas, exports exhibited only a mild recovery due to relatively weak external demand. Despite the evident slowdown in imports owing to the policy measures adopted in the second half of the year to balance domestic and external demand, the foreign trade deficit continued to grow in 2011. Consequently, balance-of-payments-defined total exports and imports of goods registered annual increases by 18.6% and 31.1%, respectively, and reached $143.4 billion, and $232.5 billion, respectively. As a result, the foreign trade deficit hit $89.1 billion in 2011, with a year-on-year increase of $32.7 billion.

Despite weaker external demand conditions amid intensifying downside risks to the global economy due to heightened concerns over sovereign debt sustainability in the eurozone as well as the perception that the recovery in the U.S. economy would be slower than expected, exports remained relatively stable throughout the year. Exports were mainly driven by base metals, motor vehicles, food products and textiles throughout 2011. All subcategories of imports, particularly base metals, chemicals and chemical products, machinery-equipment and road vehicles, increased amid brisk domestic demand. Having improved in favor of the Turkish economy amid the decline in international energy prices during the global crisis, terms of trade started to deteriorate particularly by the second half of 2009; worsening further in 2011 on the heels of the mild recovery in the post-crisis period, causing energy prices, and in particular, crude oil prices to soar. However, even when excluding energy prices, terms of trade have followed a downward course since the second half of 2009.

The monetary policy implemented by the Central Bank at the end of 2010 to balance domestic and external demand, weakened domestic demand factors, and the increase in net external demand were the main factors underlying the decline in the current account deficit throughout 2012. Measures were taken to decrease credit growth to a sustainable level, which led to a slowdown in imports. Meanwhile, the contraction in private consumption caused exporting sectors to concentrate on foreign markets, which catalyzed the reduction in the current account deficit. The Turkish lira, which maintained its competitiveness, also played a significant role in reducing the current account deficit by contributing to the increase in exports of goods and services. As a consequence, the current account deficit was reduced by $27.3 billion to $47.7 billion in 2012.

The moderate and steady upward trend in exports that started in the wake of the financial crisis continued throughout 2012, although it slowed down in the last quarter. The financial crisis in the European Union countries (the “EU”) that deepened at the end-2011 impeded Turkey’s exports to the EU. However, the adverse effects of the conditions in the EU were mitigated by diversifying to newer export regions and sectors during this period. Another significant development with respect to exports was the increase in gold exports that started primarily in the second quarter of 2012.

The downward trend in imports that began in the final quarter of 2011 was reversed and there was a limited increase in imports during the last quarter of 2012. Overall, the decline in domestic demand had a restrictive effect on the total demand for imports, and both total imports and imports, excluding the energy sector, decreased in year-on-year terms by 1.8% and 5.5%, respectively.

Tourism and transportation items continued to be the main drivers of goods and services in 2012. Tourism revenues increased in the final quarter of 2012. This was mainly driven by the increase in the number of visitors from outside of the EU, primarily from Asian countries.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by providing support through several bilateral and multilateral agreements and organizations, all of which helps to ensure equal treatment of domestic and foreign investors, such as granting foreign entrepreneurs the same rights as local entrepreneurs and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement
•	No Minimum Capital Requirement
•	Equal Treatment of Domestic and Foreign Investors
•	Guarantee to Transfer of Proceeds
•	Key Expatriate Personnel Employment
•	Protection Against Expropriation
•	International Dispute Settlement

Turkey has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:

•

The Organization for Economic Co-operation and Development (“OECD”), World Trade Organization (“WTO”), International Monetary Fund (“IMF”), World Bank and various organizations of the World Bank, including Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment which have been signed with 88 countries, 75 of which are currently in force.
•	Agreements to avoid double taxation are currently in effect with 76 countries.
•	Active participation in meetings and activities of the OECD Investment Committee and its working parties, and party to the convention on the International Center for Settlement of Disputes.
•	Investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights).
•	Active participant in the WTO working group conducting analytical studies on the relationship between trade and investment.

Net FDI inflows into Turkey amounted to $12,558 million in 2012. The following table sets forth foreign direct investment inflows for the years indicated:

Table No. 24

Foreign Direct Investment

	Equity Capital			Other Capital (intra-company loans)	Real Estate	Total
	Inflow	Outflow	Net	Net	Net	(Net)
	(in millions of U.S. dollars)
2008	14,747	-35	14,712	2,111	2,937	19,760
2009	6,252	-82	6,170	711	1,782	8,663
2010	6,238	-35	6,203	339	2,494	9,036
2011	16,055	-1,991	14,064	-30	2,013	16,047
2012	10,137	-633	9,504	418	2,636	12,558

Source: CBRT

Investments in the services sector accounted for 45% of total FDI for 2012, while manufacturing accounted for 43% of such total. The following table sets forth FDI inflows (Equity Capital) by sector:

Table No. 25

	Foreign Direct Investment (Equity Capital) by Sector (in millions of U.S. Dollars)
Sector	2008	2009	2010	2011	2012
Agriculture, Forestry and Fishing	41	48	80	32	38
Mining and Quarrying	145	89	135	146	214
Manufacturing	3,971	1,642	923	3,573	4,393
Electricity, Gas, Steam and Air-conditioning Supply	1,055	2,153	1,823	4,244	923
Water Supply; Sewerage, Waste Management and Remediation	15	5	3	2	0
Construction	337	209	314	310	1,456
Wholesale and Retail Trade	2,088	390	435	709	219
Transportation and Storage	96	230	182	223	131
Accommodation and Food Service Activities	25	54	113	122	16
Information and Communication Services	97	173	36	36	114
Financial and Insurance Activities	6,136	817	1,620	5,882	1,436
Real Estate Activities	453	210	241	300	184
Professional, Scientific and Technical Activities	52	81	94	103	53
Administrative and Support Service Activities	25	6	0	47	242
Public Administration and Defense, Compulsory Social Security	0	0	0	0	0
Education	0	1	17	68	48
Human Health and Social Work Activities	147	105	112	231	545
Arts, Entertainment and Recreation	40	25	51	13	81
Other Service Activities	24	14	59	23	44
Activities of Extra-Territorial Organizations and Bodies	0	0	0	0	0
TOTAL	14,747	6,252	6,238	16,055	10,137

Source: CBRT

Historically, firms from EU member states have had the largest share of FDI in the Republic. Beginning in 2009, EU member states were significantly affected by the global financial crisis and as a result, fiscal problems arose, and continue to arise, in the region. As a result, many firms in the EU revised their investment strategies and decreased direct investments abroad, including investments in the Republic. Accordingly, Turkey experienced a significant decrease in foreign direct investment in 2009. In 2011 and 2012, net international direct investment increased (4% in 2011 and 78% in 2012). In 2012, FDI inflows to Turkey decreased (37%)

compared to 2011. The share of FDI inflows from Asian countries increased slightly (from 13% to 18%) in 2012. The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table No. 26

	Foreign Direct Investment (Equity Capital) by Country (in millions of U.S. Dollars)
	2008	2009	2010	2011	2012
EUROPE	11,367	5,234	4,920	12,549	7,796
Austria	586	1,019	1,584	2,418	1,491
France	679	617	623	999	105
Germany	1,237	498	597	665	551
Greece	775	59	436	111	54
Italy	249	314	25	111	178
Luxembourg	3,140	493	292	555	1,260
Netherlands	5,442	1,343	718	1,425	1,186
Spain	583	838	145	2,251	170
United Kingdom	703	1,335	350	904	2,004
Other EU Countries	1,165	894	715	2,017	181
EFTA Countries	262	202	281	323	586
OTHER EUROPEAN COUNTRIES	111	89	25	770	30
AFRICA	5	82	2	0	0
AMERICA	4,717	951	331	1,484	490
NORTH AMERICA	4,223	891	312	1,422	470
USA	4,212	868	260	1,402	438
Canada	11	23	52	20	32
CENTRAL AMERICA	27	8	12	57	16
SOUTH AMERICA	467	52	7	5	4
ASIA	1,405	2,345	673	2,013	1,845
NEAR AND MIDDLE EAST COUNTRIES	608	2,184	361	497	1,173
OTHER ASIAN COUNTRIES	797	161	312	672	672
AUSTRALIA	26	2	12	9	6
UNCLASSIFIED	10	0	0	0	0
TOTAL WORLD	19,137	14,747	6,252	16,055	10,137

Source: CBRT

FUTURE DIRECTIONS

Strengthening the private sector’s role in the Turkish economy is an integral part of Turkey’s overall macroeconomic program. Within this framework, Turkey has put efforts for improving the investment climate among the top agenda items and initiated a comprehensive reform program in 2001 in order to streamline all investment-related procedures (the “Reform Program”).

The purpose of the Reform Program is to increase domestic and foreign investments by improving the investment environment. Thus, it is intended to prevent administrative obstacles to investing, reduce or eliminate unnecessary and repetitive bureaucratic transactions and complete investment rapidly. The Reform Program is an on-going improvement initiative.

With a view to provide an efficient institutional structure to coordinate the Reform Program, the Coordination Council for the Improvement of the Investment Environment (“YOIKK”) was established in 2001. The mandate of the YOIKK is to make specific recommendations to the Council of Ministers to remove obstacles to the improvement of the investment climate.

The YOIKK structure consists of 10 technical committees, each of which deals with different aspects of FDI and is chaired by high level officials of related institutions:

1.	Company Transactions and Corporate Governance
2.	Employment
3.	GITES and Licenses
4.	Investment Location, Environment and Construction Permits
5.	Taxes and Incentives
6.	Foreign Trade and Customs
7.	Intellectual Property Rights and Research & Development
8.	Legislation on Investment Climate and Legislative Procedures
9.	Getting Credit
10.	Infrastructure

Productive collaboration between the public and the private sector is the key factor in this process. To ensure that policy reforms truly reflect and address private sector concerns, direct involvement of companies and investors in this process is critical. Thus, each technical committee consists of representatives from both the private sector and government agencies.

To increase efficiency of the YOIKK, a Steering Committee was established in May 2005, comprised of high level executives of ten Ministries and governmental agencies, and the four leading business associations which have seats on the YOIKK and Investment Advisory Council for Turkey (IAC) platforms. The Undersecretary of Ministry of Economy chairs the Steering Committee. In case of necessity, the Chairman is able to invite other representatives from institutions to committee meetings or to advise the committee.

On February 5, 2007, for the first time in its history, the YOIKK Technical Committees prepared action plans which provided a schedule for all representative institutions from the public and private sectors to finalize works of each Technical Committee. Implementation of the action plans provides a performance measurement for each Technical Committee’s work to improve the investment environment. These action plans were reviewed in line with the changing perspectives and necessities of the business environment and have been announced to the public on a yearly basis since 2007.

Some of the developments which resulted from the work of the YOIKK Technical Committees in 2012-2013 are as follows:

•	In order to form legal structure to harmonize postal services with the international standards, “Postal Services Law” was published in the Official Gazette No. 28655 on May 23, 2013.
•	To ensure freight and passenger transportation by the private companies, “Law Regarding Liberalizing Rail Transportation” was published in the Official Gazette No. 28634 on May 1, 2013.
•	In order to conduct legislation study to improve Individual Participation Capital system, a regulation was published in the Official Gazette No. 28560 on February 15, 2013.
•

In order to overcome the problems of finding the land for investment and re-evaluate natural protected zones for prospective investment locations, natural protected zones were reviewed with the “Detection, Registration and Approval of Protected Areas Regulation” entered into force following its publication in the Official Gazette No. 28358 on July 19, 2012.

•	To increase the effectiveness of arbitration mechanism “Law No.6325 on Arbitration in Legal Disputes” was published in the Official Gazette No. 28331 on June 22, 2012.
•

To facilitate the transformation of telecommunication infrastructure to fiber, “Regulation Regarding the Fixed and Mobile Telecommunication Infrastructure” was published in the Official Gazette No. 28510 on December 27, 2012.

•	With the “Law No. 6064 Regarding Amendment of Civil Procedure Code and Some Laws”, the number of specialized courts were increased.
•

In order to ensure smooth implementation of the Turkish Commercial Code no. 6102 and the Law on the Enforcement and Implementation of the Turkish Commercial Code no. 6103, 6 regulations and 9 communiqués were published in the Official Gazette.

Turkey designed a program for sharing its experience on reforming the investment environment in order to create a synergy between Turkey and the requesting country’s current conditions, necessities and preferences. A series of seven workshops designed and crafted according to the needs of the country have been carried out since 2008:

•	May 30, 2013, Experience Sharing Program on Investment Climate Reform for Cameroon
•	April 16, 2013, Experience Sharing Program on Investment Climate Reform for Egypt
•	December 17-20, 2012, Expert Training Program for the Experts of the IDB Members “Turkey’s Experience Sharing Program on Investment Climate Reforms”
•	October 2-4, 2012, Experience Sharing Program on Investment Climate Reform for Tunisia
•	September 24-25, 2012, “Turkey-Palestine Experience Sharing Program”
•	October 10-14, 2011, Expert Training Program for the Experts of the IDB Members “Turkey’s Experience Sharing Program on Investment Climate Reforms”
•	May 25-26, 2011, Turkey-Training Program on Improving Investment Climate in Economic Cooperation Organization (ECO) Member Countries and Turkish Experience
•	May 2-6, 2011, Lefkoşa-Experience Sharing Program with Turkish Republic of Northern Cyprus-Designing Structures
•	January 27-28, 2011, Girne - Experience Sharing Program with Turkish Republic of Northern Cyprus -Raising Awareness and Building Capacity
•	May 25-27, 2010, Assessment Study on Investment Conditions of Yemen on behalf of Friends of Yemen Group
•	November 6-7, 2008, Turkey - Experience Sharing Program with Kyrgyz Delegation
•	November 5, 2008, Turkey - Experience Sharing Program with Iraq Delegation

Turkey has been a donor to the OECD-MENA Initiative and EURASIA Competitiveness Program.

The investment climate indices published by international organizations or institutions are of vital importance in terms of providing comparative information on countries to assist in the improvement of the investment environment. The indices, published periodically, focus on issues such as legal framework, infrastructure, institutional capacity which factor into investors’ decisions on mobilizing their investments, and thus contribute to the prioritization of the country’s reform agenda.

According to the World Bank 2013 Doing Business Report which comparatively evaluates 185 countries under 10 different topics such as starting a business, resolving insolvency and trading across borders, Turkey ranked 71 among 185 countries.

While achieving positive results in improving the investment environment for businesses by means of national platforms like YOIKK, another structure with an international perspective, Investment Advisory Council (“IAC”) for Turkey, was established in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location.

At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering Turkey’s full potential and which they view would be beneficial to concentrate on. These IAC meetings brought together top executives of leading multinational companies, international organizations, such as IMF, World Bank and European Investment Bank and heads of Turkish private sector associations in Istanbul and were chaired by the Prime Minister Recep Tayyip Erdoğan. The IAC structure, and the cooperative dialogue it encourages with the private sector, has proven to be not only fundamental for creating a better investment climate, but also fully supportive of the government’s philosophy that continuous efforts to improve the investment environment will remain at the forefront of the country’s development priorities. The YOIKK technical committees serve as working groups to which the IAC recommendations shall be remitted for follow up and action.

The Council has had seven meetings to date and the most recent meeting of the IAC was held on May 11, 2012 in Istanbul. The members of the IAC unanimously reaffirmed for the seventh year their commitment to the Turkish economy and reiterate their substantial investment and growth plans for the future. A progress report along with other meeting documents is available online at the web page of the YOIKK (http://www.yoikk.gov.tr).

The Council of Ministers is authorized to apply reduced corporate income rates, not exceeding a 75% reduction, for taxpayers operating in the fields of textile, confection and ready-made clothing, leather and leather products, who transfer their manufacturing facilities to the provinces determined by the Council of Ministers until December 31, 2010 and recruit at least 50 employees, over their earnings which are derived from the mentioned provinces for five years following the transfer date.

Tax incentives for activities in the free trade zones (“FTZ”) were rationalized. The corporate income tax and the personal income tax exemptions were abolished for new companies, but the tax exemption of existing FTZ companies were extended for the length of their licenses and the exemptions for wages paid to employees recruited in FTZs were extended until 2008. Income from sales of products manufactured in free zones by the taxpayers operating in these zones is exempted from personal income and corporate income tax as of January 1, 2009 until the year of full membership in EU. The payments made to employees by taxpayers who export at least 85% of FOB price of products manufactures in FTZs are exempted from personal income tax.

Job creation incentives in low-income regions are in place in 49 provinces with a per capita GDP below $1,500 (mainly in eastern Turkey), including, for example:

•

An exemption on personal income tax for any non-public sector or public sector employee whose employment represents an incremental increase over employment levels. This is limited to taxes payable on the minimum wage and amounts to a 15% subsidy. The limit converts this into a unit subsidy equal to 15% of minimum wage;

•

For incremental employees, an exemption for the employer portion of social security capped at the current minimum contribution base (currently above minimum wage). Again, this effectively acts as a unit subsidy of the minimum monthly social security contribution;

•	100% of these two exemptions can be used in the organized industrial zones. Only 80% of the exemption can be used outside the organized industrial zones;
•	Free land; and
•	Electricity subsidy.

In order to benefit from the exemption of personal income tax for employee increase, an employer must have at least 10 employees.

Income tax withholding incentives and energy support ended as of December 31, 2009. Incentives for Social Security Contributions by employers will continue until December 31, 2012. However, the above mentioned incentives shall be in force for five years for new investments completed by December 31, 2007; for four years for new investments completed until December 31, 2008 and for three years for new investments completed by December 31, 2009.

CAPITAL ACCOUNT

The deepening of the global economic crisis in the last quarter of 2008 heightened concerns in financial markets and led to a contraction in international credit markets. This, in turn, slowed down the capital flows to Turkey and yielded net outflows in the October-December period. The financing structure was dominated by direct investments and long-term credit utilization of the private sector throughout the year. Direct investment inflows, which reached historical high levels in 2007, slowed down in 2008 to a net of $17.2 billion. The fact that the monthly average of direct investments in 2008 was above $1 billion is noteworthy as this period was characterized by limited financing opportunities. Though the upsurge in the banking and private sector utilization of long-term credits continued in the first half of 2008, it started to lose ground as of the third quarter of 2008 and ended up in net repayment in the last quarter of 2008 due to the contraction in global credit markets. Thus, the Central Bank reserves declined by $1.1 billion, while those of banks increased by $9.8 billion in 2008. The net errors and omissions generated $3 billion inflows in the same year and thus, limited the financing requirement.

The unfavorable effects on capital flows due to the global financial crisis that deepened in the last quarter of 2008, continued in the first quarter of 2009 as well and net outflows were observed in this period. Although the tightness in international credit markets persisted throughout 2009, and capital flows - especially to developing countries - slowed down, net inflows were observed as of the second quarter. Long-term capital inflows, which reached high levels owing to the upsurge in private sector utilization of long-term credits in recent years, were replaced by outflows and both the private sector and the banking sector remained net re-payer of debt in 2009. Moreover, direct investments and portfolio investments remained limited. Although the current account deficit declined in annual terms, FX assets of the banking sector and the private sector decreased by $12.7 billion, due to ongoing capital outflows. However, the positive balance of $2.9 billion in net errors and omission decreased the financing requirement.

The liquidity created by expansionary monetary policies in advanced economies stimulated capital inflows to emerging economies in 2010. As a result, Turkey experienced a portfolio net inflow of $16.1 billion in 2010. Meanwhile, direct investment increased by 6.5% to $7.6 billion. Moreover, the private sector became a net creditor, and at the same time, banking sector borrowing, especially short-term borrowing, increased. Accordingly, official reserves increased by $12.8 billion in 2010, whereas banks’ foreign exchange reserves fell by $13.6 billion, and net errors and omissions posted a surplus of $1.4 billion.

In 2011, net capital inflow was $53.8 billion, with the exclusion of reserve changes (Central Bank, banks and other sectors) and IMF loans. Unlike 2010, the non-bank private sector was a net borrower in 2011. Long and short-term borrowings of banks and other sectors, the FDI as well as portfolio investment, particularly GDBS purchases, were the main drivers of net capital inflows. Due to the policy measures adopted in this period, the share of portfolio investment and short-term capital inflows dropped, while FDI and long-term capital inflows gained a higher share in external financing. Accordingly, official reserves declined by $1.8 billion in 2011, while FX assets of banks and the private sector went down by $12.9 billion, with net errors and omissions posting a surplus of $9.4 billion.

The share of direct investment and other investment declined in 2012 while the share of portfolio inflows increased. Capital inflows increased due to the decrease in the current account deficit resulting in a significant increase in official reserves and banks reserves in 2012.

The lingering financial problems in the EU resulted in a decrease in direct investments from that region compared to the previous year. Meanwhile, Turkish direct investments abroad reached historically high levels, which reflects the relatively positive outlook of the country. Due to an increase in risk appetite globally, increasing amounts of liquidity have been directed towards emerging markets. The impact of this trend on Turkey’s balance of payments was marked by an increase in portfolio inflows that started predominantly in the second half of 2012, and Turkey’s share of the global portfolio flows towards emerging economies reached historic highs in the final quarter of 2012.

Turkey’s share of short-term flows in capital inflows increased throughout 2012 compared to previous years. Neither the banking sector nor other sectors experienced any supply side constraints in borrowing from abroad through the use of loans. As a result of the decline in imports, short-term trade credits decreased in 2012. Long term external loans incurred by other sectors, mainly to finance investments, posted net inflows throughout 2012 and maintained levels close to previous year levels; whereas, long term external loans incurred by the banking sector posted net outflows in 2012 due to the fact that banks opted to borrow through international bond offerings, rather than loans, which are considered more attractive from a cost and maturity perspective. In fact, the banking sector’s debt roll-over ratio, including the bond offerings of the banks, well exceeded the 100 level in 2012.

Capital inflows that increased due to the decrease in the current account deficit also led to a significant increase in official reserves. Meanwhile, the effective use of ROM, which allows banks to retain foreign exchange for the purpose of maintaining Turkish lira reserve requirements, during 2012 was an important factor that bolstered international reserves.

INTERNATIONAL RESERVES

Over the period 2008-2012, the Central Bank substantially increased its international reserves from previous years. However, in 2008 official reserves of the Central Bank and in 2009 reserves held by commercial banks decreased due mainly to the tight international credit markets. Net international reserves reached $112.2 billion as of the end of the year 2009 and dropped to $110.1 billion as of the end of 2010. In 2011, official reserves of the Central Banks increased by $2.3 billion and reserves held by commercial banks fell by $1.8 billion. Therefore, net international reserves reached $110.6 billion in 2011 and $137.5 billion in 2012. The following table presents the level of international reserves at the end of the years indicated:

Table No. 27

International Reserves (in millions of U.S. Dollars)

	CBT Gross Reserves	Overdraft	Gold	CBT Net Reserves	Commercial Banks	Total Net Reserves
	(A)	(B)	(C)	(D=A-B+C)	(E)	(F=D+E)
2008	71,008	1	3,229	74,236	42,661	116,896
2009	70,716	1	4,121	74,836	37,395	112,231
2010	80,721	1	5,264	85,984	24,064	110,048
2011	78,458	1	9,888	88,345	22,212	110,557
2012	99,923	0.5	19,240	119,163	18,352	137,515
______________

Source: CBT

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank was established in October 1931 and opened officially on January 1, 1932. In 1970 a new Central Bank Law No. 1211 was enacted on January 14. The goal of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Central Bank so as to enable the Central Bank to play a more active and efficient role in the economy.

The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.

The Central Bank manages the official gold and foreign exchange reserves. The Central Bank holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments, supranationals and institutions which have an explicit government guaranty. The Central Bank is also required to determine and protect the value of the national currency compared against gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration development plans and annual programs, and advising the Government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the Central Bank Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate (“TRLIBOR”), which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the Central Bank, which provides the primary dealer banks with Turkish Lira liquidity.

The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (“GDBS”) at the beginning of 2003 as a step to reinforce the primary dealer system. Hence, banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower primary dealer banks reduced their quotation liabilities in the secondary market.

On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years.

Consistent with the medium-term approach, the Central Bank announced a three-year target. The point target for the first year of the inflation-targeting regime was set as 5% with the Government together with a symmetric uncertainty band of 2%. Also, the year-end targets for the years 2007 and 2008 were announced as 4%. Moreover, the Central Bank initially emphasized that in case any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target and to inform the public of the expected duration in which inflation would converge to the target.

The operational framework of the monetary policy to be implemented in year 2008 was announced through the policy statement entitled “Monetary and Exchange Rate Policy for 2008” dated December 18, 2007. The inflation targeting and the floating exchange rate regimes have been maintained as the general frameworks of the monetary and exchange rate policies respectively in 2008, as in previous years. In this context, the Central Bank announced the quarterly path for inflation during 2008 besides the 4% medium term target, along with the ±2% uncertainty band. Further, the inflation target for 2010 was also announced as 4%. Later, however, the Central Bank and the Government jointly agreed to revise the targets for the years 2009 and 2010 to 7.5% and 6.5%, respectively in June 2008. The target for 2011 was also announced as 5.5%.

On December 5, 2008, in an attempt to help banks shield themselves from the impact of the global financial crisis, the Central Bank cut reserve requirement ratios from 11% to 9% for foreign exchange liabilities; providing around $2.5 billion in extra liquidity to the financial system.

On December 16, 2008, the Central Bank announced the framework of the monetary and exchange rate policies through the policy document entitled “Monetary and Exchange Rate Policy for 2009”. Even though the main monetary policy framework implemented since 2006 was preserved, the Central Bank adjusted the accountability mechanism. Since inflation reports gradually became a significant support to the accountability mechanism, the Central Bank decided to draft a detailed letter to the government and share this with the public only when the end-year inflation deviates more than 2% in either direction. In other words, unlike previous years, if end of quarter inflation figures breached the uncertainty band, the Central Bank would not write an open letter. Instead, the Central Bank would disclose the reasons for the deviation in the quarterly Inflation Report, together with the measures already taken as well as those to be taken to attain convergence to the target. Thus, the Inflation Report would also have an important role as the main tool of the accountability mechanism.

The framework of the monetary and exchange rate policies to be implemented in 2010 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2010” on December 10, 2009. The general frameworks of the monetary and exchange rate policies have been maintained as the inflation targeting and the floating exchange rate regimes, respectively, in 2010, as in previous years. Similarly, the enforcement of the accountability mechanism has not been amended for 2010. In this framework, the quarterly inflation path consistent with the year-end target for 2010 was announced to be constant throughout the whole year as a ±2% uncertainty band around the end-year target of 6.5%. In other words, the target of 6.5% will be valid for each quarter end throughout the year 2010 for accounting purposes. Furthermore, the inflation target for 2012 was announced as 5% and it was announced that the “uncertainty band” for the next three years would be maintained at ±2%, as it has been the case since 2006.

The framework of the monetary and exchange rate policies to be implemented in 2011 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2011” on December 21, 2010. In line with its primary objective of achieving and maintaining price stability, the Central Bank has been conducting monetary policy within the framework of the inflation-targeting regime. The Central Bank has also been carrying out its duty to take measures to achieve stability in the financial system. Along with inflation targeting, the Central Bank continued to implement the floating exchange rate regime in 2011. The medium-term inflation target was kept at 5%. The target variable was announced to be year-end inflation rates calculated by the annual percentage change of the CPI and inflation targets, and was set jointly with the Government as “point targets” to be met. Accordingly, the inflation “point targets” set for 2011 and 2012 were announced as 5.5% and 5%, respectively. The year end-2013 inflation target was again jointly determined with the Government as 5% during the preparation of the medium term program for the 2011-2013 period. The accountability mechanism was not amended for 2011. The “uncertainty band” was maintained at ±2% for 2011.

The framework of the monetary and exchange rate policies to be implemented in 2012 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2012” on December 27, 2011. In 2012, while focusing on price stability, the Central Bank continued to support financial stability. To this end the Central Bank will continue to maintain a flexible framework for monetary policy. In addition to the interest rate corridor, the overnight interest rate has also been adjusting in response to economic and financial developments through an effective liquidity management. The target variable for monetary policy continues to be the year-end inflation rate, which is calculated as the 12-month change of the Consumer Price Index. The medium-term inflation target has been preserved as 5%. As it was for the 2012-2013 period, the inflation target for 2014 has been set as 5%, which was set jointly with the Government. The accountability mechanism has been kept for 2012 as it was before. The uncertainty band has been maintained at 2% in both directions. Along with the inflation targeting, the Central Bank continues to implement the floating exchange rate regime in 2012.

The framework of the monetary and exchange rate policies to be implemented in 2013 was announced in the policy document entitled “Monetary and Exchange Rate Policy for 2013” on December 25, 2012. The Central Bank continues to implement inflation targeting under a floating exchange rate regime in order to pursue its main objective of price stability. The target variable continues to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. The target horizon is maintained as three years consistent with the 3-year Medium-Term Program of the Government. The Central Bank and the Government have jointly set an inflation target of 5% for 2013, 2014 and 2015. The accountability mechanism for this target remains unchanged. The uncertainty band has been maintained at 2% in both directions. In 2013, while focusing on price stability, the Central Bank continued to support financial stability. To this end the Central Bank continues to maintain a flexible framework for monetary policy. The Central Bank continues to use multiple policy instruments such as the interest rate corridor and ROM to bolster financial stability without negatively affecting price stability. Together with active liquidity management, the former aims at smoothing capital flows while the latter is designed to weaken the link between capital flows with domestic variables such as aggregate credit and current account deficit. By allowing Turkish banks to hold a certain portion of their TL required reserves in foreign exchange (FX) and gold, ROM encourages Turkish banks to hold foreign exchange and gold reserves voluntarily. Providing the banks with the flexibility to adjust their foreign exchange reserves held at the Central Bank in response to changes in external financing conditions alleviates the volatility in the exchange rate and credit volumes caused by capital flows.

MONETARY POLICY AND INFLATION

Inflation realization at the end of the year 2008 was 10.06%, significantly breaching the upper limit of the uncertainty band, which was set as 6% at the beginning of the year. The main determinants of the inflation developments in 2008 were the developments in the current global economic conditions. During the first three quarters of the year 2008, inflation displayed an upward trend mostly due to the sharp increases in energy and other commodity prices. At the beginning of the year, the increase in inflation was considered a result of several temporary supply shocks and thus, the MPC cut the policy rates by a total of 50 basis points until March 2008.

Later, the rise in inflation in the first half of 2008 started to cause deterioration in inflation expectations and core prices beginning from the second quarter of 2008. This increased the risks pertaining to the price setting behavior and the inflation inertia. As a consequence, the MPC started to tighten the monetary policy by raising the policy rates by 50 basis points in May 2008. Although it can be largely attributed to the factors beyond the control of the monetary policy, breaching the targets in the first two years of the inflation targeting regime - and expecting to breach it in year 2008 as well- significantly weakened the role of inflation targets in anchoring expectations and the economic agents started to attach more weight to past inflation while forming their expectations. In this framework, the Central Bank and the Government mutually agreed to change the inflation targets for the upcoming years in June 2008. Accordingly, the targets for 2009 and 2010 were revised as 7.5 and 6.5%t respectively; and the target for the year 2011 was set as 5.5%. Meanwhile, the target for 2008 was kept as 4%, along with the ±2% uncertainty band, since changing the target for such a short period of time would be considered as violating the accountability principle. Instead, the Central Bank decided to keep the existing target and explain the reasons for missing the target. The annual inflation as of end of the second quarter of 2008 reached 10.61%, breaching the upper bound of the uncertainty band and thus necessitating the Central Bank to write an open letter to the government in July 2008.

Bearing in mind that altering targets might lead to the deterioration in the inflation expectations in the short run, the Central Bank continued monetary tightening during the target revision process. As a result of both monetary tightening and target revision, the Central Bank was successful in controlling and stabilizing the inflation expectations.

Beginning from the last quarter of the year 2008, the inflation started to display a declining trend, reaching 10.06% at the end of the year from its peak 12.06% in July 2008. During this period, the problems in the global economy deepened and both the external and internal demand slowed down considerably. However, despite the weak demand conditions, the monetary policy remained cautious due to the uncertainties regarding the global financial markets and the impact of the volatile exchange rate movements on inflation dynamics. Thus, the MPC decided to keep the policy rates constant during September and October 2008 meetings. The subsequent information indicated a more than envisaged slowdown in economic activity. The problems in international credit markets and the global economy were expected to continue to restrain both the external and internal demand for an extended period, limiting the pass-through from exchange rates to domestic prices. Furthermore, the sharp decline in oil and other commodity prices was also expected to support the disinflation period favorably. As a consequence, the MPC expected that inflation would display a more rapid fall than envisaged before. Thus, the MPC started monetary easing as of November 2008, by cutting the policy rates 50 basis points. Another cut of 125 basis points followed in December 2008, as the external and internal conditions did not exhibit any significant change.

Even though its primary objective is to achieve and maintain price stability, the Central Bank actively took necessary measures to contain the adverse effects of the global financial crisis on the domestic economy and to ensure the efficient functioning of the foreign exchange market, provided that they did not conflict with the price stability objective. In this framework, on October 9, 2008, the Central Bank resumed its intermediary activities in the foreign exchange deposit markets in the Foreign Exchange and Banknotes Markets until the uncertainties were eliminated in the international markets with a view to contribute to the enhancement of the mobilization of foreign exchange liquidity in the Interbank Foreign Exchange Market. Furthermore, transaction limits for the banks in the Foreign Exchange and Banknotes Markets were revised on October 14, 2008 and set at $5.4 billion in total and limits were doubled for each bank on October 24, 2008 to reach a total of $10.8 billion in order to ensure that the system meets its possible foreign exchange liquidity needs smoothly in the upcoming months. In order to moderate the impact of the problems experienced in the current global credit markets on the domestic economy, on December 5, 2008, the FX required reserve ratio was dropped from 11% to 9%, providing the banking system with an additional foreign currency liquidity amounting to $2.5 billion. The Central Bank also rearranged the conditions and the methods of using export rediscount credits in a way to provide easy access by a broader range of companies in order to alleviate the impact of the global crisis on the real sector. In this context, on December 5, 2008, the Bank raised export rediscount credit limits by $500 million to $1 billion. Finally, with measurements taken on November 21, 2008 the maturity of the FX deposit borrowed within predetermined borrowing limits by banks from the Foreign Exchange Deposit Markets in terms of US Dollars and Euro was extended from one week to one month and the lending rate that had been previously set as 10% in this market was reduced to 7% for US Dollars and 9% for Euro considering the developments related to interest rates in the international money markets.

All of these measures, along with the declining trend in inflation that started at the end of the last quarter of 2008, helped control the inflation expectations, which first stabilized towards the end of the year and then started to decline as of December 2008. Furthermore, the measures taken during this financial turmoil enhanced the credibility of the monetary policy, which helped bring down the longer-term interest rates and shaped the yield curves.

The effects of the financial crisis, which began in developed countries and deepened as of the last quarter of 2008, spreading to the entire global system, remained visible in 2009 as well. Therefore, similar to the last quarter of 2008, the monetary policy implementations of the Central Bank in 2009 were mainly shaped by the ongoing global economic crisis and its effects on domestic economic activity. In other words, the monetary policy of the Central Bank in this period was aimed at curtailing the effects of the global crisis on the domestic economy and to maintain financial stability, without deviating from its primary objective of achieving price stability. In this framework, monetary policy strategy was comprised of two complementary pillars: policy rate cuts and measures to provide the markets with sufficient Turkish Lira and foreign exchange liquidity.

As it could foresee that the problems in international credit markets and the global economy following the deepening of the crisis would continue to restrain both domestic and foreign demand for an extended period, the Central Bank started the policy rate cut process beginning from November 2008 and became a pioneer in cutting policy rates among emerging market economies. Later, as the projections of the Central Bank predicted a fall in inflation rates below the inflation target for the latter half of 2009, the Central Bank accelerated the policy rate cuts in the first quarter of 2009, implementing a front-loaded rate-cut-cycle in order to pre-empt the contraction in economic activity. In this framework, policy rates were cut by a total of 525 basis points in the first four months of the year. Though there were signals of a partial recovery in domestic economic activity beginning from May 2009, the Central Bank took the medium-term outlook into account more than the short-term developments and therefore continued to ease the policy rates until November 2009, based on its projections that recovery in economic activity and employment conditions would take a significant period of time. As a consequence, the policy rate cuts in 2009 amounted to a total of 850 basis points, while the total rate cut was 1,025 basis points for the whole period between November 2008 and November 2009. Therefore, in the end, Turkey lowered policy rates more than any other emerging market country implementing an inflation-targeting framework. Later, considering the favorable developments in credit markets and the strengthening of the moderate recovery in economic activity, the Central Bank had kept policy rates constant beginning from the MPC meeting in December 2009. Nevertheless, it was emphasized that the policy rates should be kept at low levels for an extended period of time as the problems in the global economy have not been fully eliminated and the uncertainties related to the strength of the economic recovery has persisted.

Reduced concerns over inflation during the crisis allowed the Central Bank to focus on economic activity and financial stability as well. Accordingly, though still adhering to its primary objective of achieving price stability, the Central Bank took some additional measures - besides policy rate cuts – that would alleviate liquidity shortage, help the credit markets to operate smoothly and support the corporate sector with the aim of preventing the adverse impacts of the global financial crisis on the Turkish economy and financial stability. These measures, which were first commenced beginning from the second half of 2008 as depicted above, were continued in year 2009 as well. In this framework, in order to support the liquidity of the Turkish Lira, the conditions of utilization of the Liquidity Support Facility were revised in January 2009. Moreover, beginning on June 19, 2009, in addition to the one-week maturity repo auctions, which are the basic funding instruments, the Central Bank started making repo transactions with maturities up to 3 months actively in response to the increasing liquidity shortage in the market and the possibility that it might become permanent. Furthermore, in order to support the upward trend in credit growth via a reduction in intermediation costs and by injecting permanent liquidity into the market, the Central Bank reduced the Turkish Lira required reserve ratio from 6% to 5%. By this reduction, a permanent liquidity equivalent to approximately TL3.3 billion was provided to the banking system. On the other hand, to support the industrial sector, the application guidelines and the conditions of export rediscount operations were amended in order to widen the use of export rediscount credits and facilitate access to more firms and, as a result, the credit limits were increased in March and April 2009. Finally, to support the FX liquidity and ensure the healthy functioning of the FX markets, the maturity of the FX deposit borrowed by the banks in Foreign Exchange Deposit Markets was extended and the lending rate for transactions in which the Central Bank is a party were reduced from 7% to 5.5% for US Dollar and from 9% to 6.5% for Euro transactions. Further, the Central Bank held FX selling auctions between March 10 and April 2, 2009 to ensure smooth operation of the foreign exchange market by supporting liquidity. Later, as positive expectations related to the global economy strengthened liquidity and risk appetite, which in turn caused an increase in the capital inflows to Turkey, along with the other emerging markets, and made the foreign exchange market relatively more stable, the Central Bank resumed FX buying auctions as of August 4, 2009.

The developments following the measures taken by the Central Bank against the effects of the global financial crisis confirmed its projections regarding the magnitude of the crisis and its impact on economic activity and the inflation outlook. This, in turn, verified the accuracy of its policy decisions and thus, increased the effectiveness of the Central Bank’s measures on financial variables and market expectations. Consequently, the Central Bank’s ability to influence the market interest rates increased substantially and hence, market interest rates declined to historically low levels following the monetary policy stance, including the periods marked by high global risk appetite. This decline accelerated further especially after the Central Bank presented a medium-term policy perspective regarding its monetary policy stance in the upcoming periods in the July 2009 Inflation Report. Furthermore, the decline in market rates spread to all maturities, being more pronounced for long-term yields than short-term maturities and thus, the yield curve became flatter. This can be interpreted as the permanence of the achievements made during the crisis period in terms of lower market rates.

The downward trend in market rates passed through to the medium-term real interest rates, driving them to historically low levels as well. Despite the fact that a fall in real interest rates during times of recessions would be expected, it is an unprecedented case for Turkey. Finally, the cumulative policy rate cuts and other policy measures taken by the Central Bank started to influence credit rates beginning from the second half of 2009.

Coupled with all these relatively favorable developments in financial markets, annual inflation remained broadly in line with forecasts of the Central Bank, declining significantly from 10.06% at the end of 2008 to 6.53% by December 2009, thereby remaining within the uncertainty band defined around the target for the year-end. As inflation was consistent with the target throughout the year, inflation expectations followed a favorable course in all maturities, with the help of prudent monetary policy implementations during the crisis and the effective communication strategy of the Central Bank. Inflation expectations were broadly consistent with the inflation targets by the end of the year 2009.

The divergence in growth between advanced and emerging economies caused monetary policies to vary across these economies. Indeed, relatively sluggish economic activity prompted many advanced economies to adopt a second round of quantitative easing to bolster an already expansionary monetary policy. Having recovered at a relatively stronger pace, emerging economies, including Turkey, were able to withdraw the stimulus packages that were adopted during the global financial crisis. The divergence in growth between advanced and emerging economies and the global liquidity fueled by ongoing quantitative easing in advanced economies, combined with the search for higher yields and the relatively higher interest rates in emerging economies, accelerated capital inflows to emerging economies in certain cases.

These global economic developments had a positive impact on the Turkish economy. The economy recovered as the effects of the global financial crisis tapered off in 2010. GDP posted positive year-on-year growth during first quarter of 2010. Furthermore, GDP registered an 8.9% increase in 2010. On the spending side, the fiscal and monetary measures implemented in response to the global financial crises eased uncertainty, which encouraged consumption and investment by increasing consumer confidence and improving credit conditions. During 2010, final domestic demand, particularly private demand, was the main driver of GDP growth, while net exports negatively impacted growth due to weak external demand and the rapid recovery in the demand for imported goods. In 2010, GDP growth helped improve the labor market, and, accordingly, employment continued a strong upward trend starting from the first quarter of 2009 as the adverse effects of the global financial crisis on the labor market tapered off.

With the waning effects of the global financial crisis on financial markets, on April 14, 2010, the Central Bank announced its exit strategy for the withdrawal of the global financial crisis-induced liquidity measures and the normalization of the monetary policy framework. In this context, the liquidity produced by repo auctions was gradually reduced with the normalization in money markets.

As market liquidity conditions unfolded as expected, in May the Central Bank took the first step of the technical rate adjustment process as part of its exit strategy, and started to use the 1-week repo auction rate as the reference rate for monetary policy. In September, pursuant to the second state of the technical rate adjustment, the Central Bank raised the spread between the 1-week repo auction rate and the overnight borrowing rate by 25 basis points.

Certain positive economic developments in Turkey, such as the stronger-than-expected economic recovery, credit rating upgrades, reduced political uncertainty in the post-referendum period and an updated Medium-Term Program that implied further fiscal discipline, exposed Turkey to significant capital inflows, which have already increased. Increased capital inflows raised concerns over financial stability through potentially rapid credit expansion. In addition, both the final domestic demand driven growth of the Turkish economy and the negative contribution of net exports to growth prompted close monitoring of capital inflows due to their potential risks to the current account deficit.

In this context, and pursuant to its primary objective of achieving and maintaining price stability and its obligation to take the necessary steps for achieving financial stability, the Central Bank adopted a policy mix that combined short-term interest rates, its main policy tool, with alternative policy instruments, such as liquidity management and reserve requirements. The policy aimed to enhance the effectiveness of monetary policy and contain macroeconomic risks through a series of new measures adopted in November and December to maintain the flexibility of foreign exchange buying auctions, end interest payments on TL reserve requirements, alter the operational structure of liquidity management and channel capital inflows resulting from global monetary expansion into longer-term investment instruments.

In October, November and December, the Central Bank lowered the overnight borrowing rate from 5.75% to 1.50% and raised the lending rate by 0.25% to 9% as part of this policy. A similar adjustment was made for late liquidity window rates. Moreover, the Central Bank adopted a new policy mix with lower policy rates, a wider interest rate corridor and higher required reserve ratios in order to contain the macro financial risks described above.

In light of credit expansion, the TL required reserve ratio was raised by 0.50% in both September and November to 6%. Furthermore, the Central Bank ended the interest payment on TL reserve requirements in September to ensure that required reserve ratios were more effectively used as a tool to reduce macroeconomic and financial risks in the future. In December, in order to extend the maturity of the banking system’s liabilities and to encourage long-term capital inflows, TL required reserve ratios were differentiated by maturity and the required reserve base was expanded to include foreign and domestic repo transactions, which were previously not subject to the reserve requirement.

Meanwhile, in light of falling demand, the Central Bank terminated 3-month repo auctions as of October 15, 2010. Since, as a result of the competition of the technical rate adjustment process pursuant to the Central Bank’s exit strategy, the main funding instrument was 1-week repo auctions and since short-term lending and borrowing facilities are overnight, starting from October 15, 2010, the Central Bank decided to make the repo facility only available at overnight maturity in order to harmonize maturities of similar liquidity management tools.

In addition to raising the TL required reserve ratio, the Central Bank ended interest payments on TL reserve requirements in September. In October 2010, increases in the TL and foreign exchange required reserve ratios helped drain TL2.1 billion and $1.5 billion from the economy. The increase in the TL required reserve ratio in November reduced the market liquidity by TL2.1 billion. However, the Central Bank bought a total of $5.85 billion from the market in the fourth quarter of 2010, generating a liquidity of TL7.97 billion. In order to maintain a diversity of policy tools and operational flexibility, the Central Bank continued to conduct repurchase auctions for Turkey domestic bonds, which resumed on December 23, 2009, and provided a liquidity injection of TL1.01 billion into the market. Both repurchase auctions for Turkey domestic bonds and foreign exchange buying auctions boosted liquidity in the fourth quarter of 2010. The Treasury’s average account balance at the Central Bank decreased quarter-on-quarter, easing the liquidity shortage. Nevertheless, the marked increase in the monetary base caused the net liquidity shortage in the banking system to grow quarter-on-quarter.

CPI inflation was down to 6.4% year-on-year at the end of 2010. Inflation remained volatile over 2010 due to changes in unprocessed food prices (especially fresh fruit-vegetables and meat) and base effects from the 2009 tax incentives. In the fourth quarter of 2010, CPI inflation declined, as expected, amid falling unprocessed food prices and largely met the 2010 target of 6.5%.

After reverting to a recovery path since 2010, the global economy continued to recover further in 2011, albeit at a slower pace. Meanwhile, the evident diversification in growth performances between the advanced and emerging economies in 2010 continued into 2011, thereby influencing monetary policy implementations in the respective countries. In the post-crisis period, advanced economies opted for additional monetary expansion and focused particularly on solving crisis-originated balance sheet problems. On the other hand, emerging economies, which also include Turkey, concentrated mainly on managing macro-financial risks due to accelerated capital flows driven by the higher search for yield as well as excess global liquidity on the back of the additional monetary expansion conducted by major central banks. Thus, seeking a more comprehensive policy, many central banks adopted a new scheme that also takes financial stability into consideration in addition to price stability. To alleviate macro financial risks stemming from the divergence between internal and external demand and fast credit growth, the weighted average of the Turkish lira required reserve ratios were raised significantly in January, March and April 2011. Moreover, FX required reserve ratios were differentiated by maturity, with short-term FX required reserve ratios being increased slightly in April 2011.

In the second quarter of 2011, core inflation indicators increased gradually as expected due to the lagged effects of the cumulative increases in import prices. The increase in import prices was considered to be the result of a relative price change in tradable goods rather than deterioration in the general pricing behavior, hence secondary effects have yet to be observed. Accordingly, in view of the slowdown in economic activity and uncertainties in the global economy, the policy rate and Turkish lira required reserve ratios were kept unchanged in the May-July period.

Envisioning that external demand might be adversely affected, while domestic demand, and hence, economic activity would slow down further amid heightened sovereign debt problems in some European countries, the Central Bank held an interim meeting on August 4th and lowered the policy rate by 50 basis points. In addition, in order to effectively enforce countercyclical liquidity measures in the event of a further deterioration in risk appetite, the interest rate corridor was narrowed by raising the overnight borrowing rate and a technical arrangement was introduced to the weekly auction method. Moreover, regulations on Turkish lira required reserves were amended in order to meet the liquidity needs of the banking system.

The excessive depreciation of the Turkish Lira since August 2011 amid the worsening global risk appetite, in addition to administered price adjustments in the last quarter of 2011, caused a fast rise in the short-term inflation. With a view to containing the adverse effects on the medium term inflation expectations and outlook, the Central Bank widened the interest rate corridor upwards delivering a sizeable borrowing rate hike in October. Meanwhile in order to prevent an unfavorable tightness in liquidity conditions due to the overnight rate hike, Turkish lira required reserve ratios were lowered in October. Moreover, in order to enhance the liquidity management of banks and help them foresee total funding costs, technical arrangements were rendered in repo auctions in November and traditional one-month-repo auctions were initiated starting from December 27, 2011 on every Friday.

Macro prudential policies in 2011 proved effective, by giving way to a balancing of the economy. However, the depreciation of the Turkish lira amid worsening global risk appetite as of August 2011 as well as administered price adjustments in the last quarter caused inflation to remarkably deviate from the target. As a result, year-end CPI inflation went far above the year-end target of 5.5%, by hitting 10.45% at end 2011.

Global risk appetite, which had worsened as of August 2011 due to concerns over the financial condition of the EU, gradually improved in the first quarter of 2012. At the same time, the rebalancing process in the economy became more pronounced and the current account deficit improved. Having achieved its desired outcome with respect to alleviating macro financial risks, starting in October 2011, the Central Bank’s monetary policy has focused on maintaining price stability. With the goal of containing the upside risks related to pricing behavior due to the increase in inflation in the last quarter of 2011, the Central Bank maintained a tight monetary policy position in the early months of 2012. In order to prevent second-round effects on inflation, the Central Bank implemented additional monetary tightening for eight days in December 2011. Accordingly, funding at the policy rate was suspended temporarily which resulted in the overnight money market interest rate being close to the upper limit of the Central Bank’s interest rate corridor.

In order to avoid deterioration of inflation expectations due to the rise in oil prices and other cost factors, additional monetary tightening was implemented on various days in March, April, May and June in 2012. These monetary tightening operations contributed to the elimination of excessive exchange rate volatility, supporting price stability and financial stability.

As inflation decreased, monetary policy gradually assumed a more accommodative role in the second half of the year. The improvement in global risk appetite and the decrease in the current account deficit also facilitated the gradual change in monetary policy. From June 2012 onwards, the Central Bank reduced the average cost of funding by injecting more liquidity into the market. Meanwhile, short-term money market rates moved closer to the lower limit of the interest rate corridor in the middle of the year.

Following September 2012, decisions taken by the European Central Bank reduced the tail risks regarding the global financial system. Moreover, ROM was implemented more effectively. Considered together, these developments facilitated a gradual lowering in the upper limit of the interest rate corridor. The overnight lending rate was reduced from 11.5% to 10% in September 2012 and further reduced to 9.5% in October 2012 and to 9% in November 2012. In December 2012, the Central Bank slightly reduced the policy rate by 25 basis points to 5.5% while introducing a modest tightening for foreign exchange reserve requirements in order to balance the risks posed by the accelerating capital inflows.

Overall, 2012 was marked by a more evident rebalancing process and a stable disinflation trend. Although inflation increased to double digit rates due to the depreciation in the Turkish lira and the increases in commodity prices in 2011, inflation expectations were contained, as a result of the tight monetary policy of the Central Bank. Consumer inflation declined to 6.16% by the end of 2012, which is the lowest level of consumer inflation in the last 44 years.

The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:

Table No. 28

Selected Central Bank Balance Sheet Data

	2008	2009	2010	2011	2012
(in millions of Turkish Lira
ASSET	113,458.8	110,026.3	128,463.5	146,213.6	202,022.1
Foreign Assets	114,963.6	115,414.7	135,575.3	173,108.8	215,570.2
Domestic Assets	-1,504.9	-5,388.3	-7,111.7	-26,895.2	-13,548.2
Cash Operations	4,872.4	-378.2	134.1	-6,696.4	107.2
FX Revaluation Account	-6,377.2	-5,010.1	-7,245.8	-20,198.7	-13,655.4
IMF Emergency Assistance	0.0	0.0	0.0	0.0	0
LIABILITY	113,458.8	110,026.3	128,463.5	146,213.6	202,022.1
Total Foreign Liabilities	58,758.0	59,294.4	57,846.2	93,060.0	137,624.1
Liabilities to Non-Residents	22,127.6	22,917.4	21,002.9	21,779.3	16,605.1
Liabilities to Residents	36,630.4	36,377.1	36,843.3	71,280.7	121,019.1
Central Bank Money	54,700.1	50,731.9	70,617.3	53,153.6	64,397.9
Reserve Money	62,967.2	64,723.5	75,987.0	84,047.4	77,572.4
Currency Issued	31,743.4	38,340.3	48,937.6	55,103.2	60,525.5
Deposits of Banking Sector	30,941.2	26,178.7	26,806.0	28,782.1	16,655.5
Extra Budgetary Funds	142.6	135.6	104.7	108.0	333.6
Deposits of Non Banking Sector	139.4	68.9	138.8	54.2	57.8
Other Central Bank Money	-8,266.4	-13,991.6	-5,369.7	-30,893.8	-13,174.5
Open Market Operations	-10,125.6	-18,917.4	-10,913.1	-39,128.7	-19,400.1
Deposits of Public Sector	1,859.2	4,925.8	5,543.4	8,234.9	6,225.7
Source: CBT

The following table presents key monetary aggregates for the dates indicated:

Table No. 30

	2008	2009	2010	2011	2012
M1	85,476.23	107,346.56	135,190.57	161,212.85	179,934.55
M2	436,380.33	493,060.98	587,261.18	674,409.58	743,043.39
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued by banks)	459,142.85	519,002.58	615,442.86	708,766.69	783,455.1

The following table presents the discount rates of the Central Bank for the dates indicated:

Table No. 31

Discount Rates

Year	Discount Rates
2008	25%
2009	15%
2010	14%
2011	17%
2012	13.5%

__________

Source: CBT

BANKING SYSTEM

The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983), with the aim of:

•	Setting markets to an active, regular and transparent structure;
•	Protecting the rights of the individual customers who use financial services;
•	Setting the Banking Regulation and Supervision Agency’s (“BRSA”) structure, and its duties and responsibilities to be more elastic and sensitive to the market’s needs;
•

Performing the functions of regulation and supervision of the activities of banks, financial holding companies, leasing companies, factoring companies, consumer financing companies, independent audit firms, asset management companies, valuation institutions, rating institutions and outsourcing institutions;

•	Making the management and organization structures of the institutions covered by Law No. 5411 more sensitive, elastic, and open to dialogue;
•	Expanding prudent governance by implementing corporate governance principles;
•	Integrating the Turkish banking system in international markets;
•

Granting permissions for the establishment and/or operations of banks, financial holding companies, leasing companies, factoring companies, consumer financing companies, independent audit firms, asset management companies, valuation institutions, rating institutions and outsourcing institutions with some supervision;

•	Establishing a sufficiently flexible regulation and supervision system and regulation structure to answer the changing conditions of the financial markets;
•	Protecting fundamental principles such as transparency and equality between various parts of the financial system;
•	Establishing and generalizing confidence and stability in the financial markets;
•	Predicting risky developments in the financial markets;
•	Decreasing the transaction and intermediation costs in the banking sector;
•	Making the strategies and policies of the BRSA compatible to the road maps of the financial markets; and
•	Establishing procedures for the exchange of information between the BRSA and related authorities.

The Turkish banking system is currently regulated and supervised by the BRSA which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411).

The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the Banking Law.

In addition to the Central Bank (“CB”), 49 banks were operating in Turkey as of the end of 2012, including 13 investment and development banks, 4 participation banks, 30 commercial banks and 2 SDIF banks. As of year-end 2012, of the commercial banks in the sector, 5 were state banks, 10 were private banks and 17 were foreign banks. Between 2011 and 2012, it is observed that the share of local private banks in the sector by asset size slightly decreased from 53.3% to 53.1%, while the share of foreign banks increased from 16.5% to 16.9%. During that period, the share of state banks decreased from 30.3% to 30.1%.

Total assets of the Turkish banking system, was $481.4 billion in 2008 has increased 60.2% and reached $771.1 billion as of end of 2012. Total loan portfolios similarly have increased from $241.5 billion in 2008 to $447.1 billion in 2012 with an 85.2% increase. Parallel to this trend, share of loans in total assets has increased from 50.2% to 58%. This indicates that the intermediary function of banks has increased, as well. Non-performing loans, which amounted to approximately $9.2 billion in year-end 2008, increased to $13.2 billion as of December 2012. The increase in non-performing loans during the 2008-2012 period was 42.6%. The non-performing loan ratio was 3.7% in 2008, increased to 5.3% in 2009, declined to 3.7% in 2010 and 2.7% in 2011 and then increased slightly to 2.9% as of the end of 2012. In the MTP 2013-2015, gross and net non-performing loan ratio targets for 2013 were set at 2.7% and 0.7% respectively. The amount of provisions set aside for these loans was $9.9 billion and provisioning rate was 75.2% which was well above the required regulatory levels in 2012. Securities portfolios also have a significant part on the balance sheets of banks. The total amount of the securities portfolios was $151.9 billion as of December 2012. However, the share of securities in total assets has decreased from 26.5% in 2008 to 19.7% by the end of 2012. Also, it is important to note that the share of participation banks has increased in terms of all main figures during 2008-2012 period (see table below).

Table No. 32

Main Figures of Banking Sector*

Billion USD	2008	2009	2010	2011	2012
Total Assets	481.4	560.8	654.7	644.7	771.1
Loans	241.5	264.0	342.0	361.5	447.1
Securities Portfolio	127.5	176.7	187.2	150.9	151.9
Deposits	298.7	346.0	401.3	368.2	434.4
Own Funds	56.8	74.6	87.5	76.6	102.4

*Includes the data of participation banks.

Source: BRSA

Share of Main Figures by Bank Groups

% Shares	LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
	2008-12	2009-12	2010-12	2011-12	2012-12	2008-12	2009-12	2010-12	2011-12	2012-12	2008-12	2009-12	2010-12	2011-12	2012-12	2008-12	2009-12	2010-12	2011-12	2012-12
Commercial Banks	92.0	90.5	91.1	91.0	90.1	93.2	92.6	92.5	91.9	91.0	95.8	94.8	94.6	94.4	93.8	82.6	84.0	85.0	84.6	86.2
-State Owned	23.1	25.8	27.4	26.5	25.3	28.4	30.1	29.7	28.0	27.5	34.3	35.3	35.6	32.4	31.9	20.0	21.2	21.9	21.5	22.8
-Private	52.3	48.8	48.7	51.2	51.0	50.5	49.6	49.4	50.8	50.5	48.9	47.6	47.3	50.0	48.7	47.3	48.6	49.4	50.1	50.5
-Foreign	16.6	15.9	15.0	13.2	13.9	14.3	12.9	13.5	13.0	13.0	12.6	11.9	11.7	12.0	13.2	15.2	14.3	13.7	13.0	13.0
Participation Banks	4.8	6.0	5.9	5.6	6.0	3.5	4.0	4.3	4.6	5.1	4.2	5.2	5.4	5.6	6.2	4.3	4.0	4.1	4.3	4.1
Inv.& Dev. Banks	3.2	3.5	3.0	3.4	3.8	3.1	3.2	3.1	3.4	3.8	0.0	0.0	0.0	0.0	0.0	12.3	11.4	10.5	10.7	9.3
SDIF	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.8	0.6	0.5	0.5	0.4
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: BRSA

Main Indicators of Turkish Banking Sector

(%)		2008-12	2009-12	2010-12	2011-12	2012-12
1	NPL RATIO (*)	3.7	5.3	3.7	2.7	2.9
2	CAPITAL ADEQUACY RATIO	18.0	20.6	19.0	16.6	17.9
3	LOAN TO DEPOSIT RATIO (*)	84.1	80.6	88.5	101.0	106.1
4	RETURN ON ASSETS (ROA)	2.0	2.6	2.5	1.7	1.8
5	RETURN ON EQUITY (ROE)	18.7	22.9	20.1	15.5	15.7
6	NET INTEREST MARGIN	4.7	5.4	4.3	3.5	4.1
7	TOTAL ASSETS / GDP	77.1	87.6	91.6	93.8	96.7
8	LEVERAGE RATIO	9.0	9.0	9.9	8.8	9.8

(*) Leasing receivables and non-performing loans included in total loans.

Moreover, main indicators of Turkish banking sector (see table above) show that with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international regulations, risk-based supervision, capital adequacy ratio which is well above the regulatory level, liquidity regulations and BRSA approval for profit distribution, the Turkish banking sector has strong fundamentals.

The capital structures of banks in the system were the core of the restructuring program which was implemented in May 2001 and finalized in 2004. A three-phase audit was implemented to understand the capital structures of private banks. As of December 2012, the average capital adequacy ratio of the whole sector was 17.86%. Moreover, from July 2012 onwards, with the implementation of Basel 2, capital adequacy ratio is calculated according to the Basel 2 principles.

The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency. On June 16, 2009, a Council of Ministers decision (No. 14803) regarding the foreign currency lending practices in Turkey was published in the Official Gazette (No. 27260). This regulation aims to facilitate the foreign currency lending practices of the corporate sector in Turkey by easing restrictions on Turkish companies’ ability to obtain foreign currency loans. Also, the regulation prohibits individual residents from borrowing foreign currencies from banks.

State Banks

Priority was given to the financial restructuring of state banks during the May 2001-2004 period. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.

As a first step in 2001, management of the two state banks was transferred to the Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions with a view to competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally.

State banks have become better at identifying problematic loans and setting aside appropriate provisions for such loans, which has increased transparency. The non-performing loans portfolio of the 3 deposit-taking state banks9 was TL3,311 million as of December 2008 and TL6,742 million as of December 2012. The provision made for

__________

9 Ziraat Bankası, Halk Bankası and Vakıfbank.

these non-performing loans was TL2,899 million in 2008 and increased to TL5,338 million in 2012. The non-performing loan ratio of state banks has decreased from 3.8% in 2008 to 3.2% in 2012.

In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, own funds of three state banks increased to TL17.3 billion as of December 2008 and TL23.5 billion as of December 2009. The equity capital of those banks was TL29.5 million as of December 2010 compared with TL31.1 billion as of December 2011. By the end of 2012, their equity capital reached TL41.4 billion. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.

Table No. 33

Aggregated Balance Sheet of State Banks

	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	% Share Dec.	Dec.	Dec.
(million TL)	2008	2009	2010	2011	2012	2008	2009	2010	2011	2012
Assets
Cash and Claims on Banks	22,844	25,172	21,542	17,922	19,734	11.0	10.0	7.2	5.2	5.2
Securities Portfolio	84,660	106,290	109,942	110,287	101,291	40.7	42.4	36.8	32.3	26.9
Loans	84,810	101,213	144,053	181,222	200,849	40.8	40.4	48.2	53.1	53.3
Loans under Follow-Up (Net)	413	615	600	632	1,405	0.2	0.2	0.2	0.2	0.4
-Loans under Follow-Up	3,311	4,642	4,879	4,689	6,742	1.6	1.9	1.6	1.4	1.8
-Provisions for Loans under Follow-Up(-)	2,899	4,026	4,279	4,056	5,338	1.4	1.6	1.4	1.2	1.4
Duty Losses	—	—	—	—	—
Other Assets	207,885	250,425	298,317	341,240	376,393	99.9	99.9	99.9	99.9	99.9
Liabilities						0.0	0.0	0.0	0.0	0.0
Deposit (1)	155,972	181,562	219,599	225,330	246,335	75.0	72.4	73.5	66.0	65.4
Borrowings from Banks (2)	11,243	10,889	17,768	28,735	36,490	5.4	4.3	6.0	8.4	9.7
Other Liabilities	24	35	32	56	52	0.0	0.0	0.0	0.0	0.0
Shareholder’s Equity	17,321	23,495	29,461	31,116	41,409	8.3	9.4	9.9	9.1	11.0
Balance Sheet Total	208,078	250,658	298,593	341,550	376,716	100.0	100.0	100.0	100.0	100.0
(1)	Interbank deposits are excluded.
(2)	This item includes interbank deposits and interbank money market transactions.

Source: BRSA

In the aftermath of the restructuring of state banks, a positive impact of such financial and operational restructuring is apparent in the profitability performance of the state banks. As of December 2008, the total profit of three state banks was TL3,906 million (Ziraat Bankasi TL2,134 million, Halk Bankasi TL1,018 million and Vakifbank TL753 million) and in 2009, the total profit of these banks reached TL6,393 million (Ziraat Bankasi TL3,511 million, Halk Bankasi TL1,631 million and Vakifbank TL1,251 million). As of December 2010, total profit of these banks was TL6,8803 million (Ziraat Bankasi TL3,713, Halk Bankasi TL2,010 and Vakifbank TL1,157 million). In 2011 the total profit of these three banks was TL5,373 million (Ziraat Bankasi TL2,101 million, Halk Bankasi TL2,045 million and Vakifbank TL1,227 million). As of December 2012, total profit of these three state banks reached TL6,706 (Ziraat Bankasi TL2,650 million, Halk Bankasi TL2,595 million and Vakifbank TL1,460 million).

The SDIF Banks

After the BRSA began operating on August 31, 2000, the SDIF has taken over 25 private banks. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:

•	short-term liabilities were liquidated;
•	FX open positions were considerably reduced;
•	deposit rates were decreased and brought in line with market rates;
•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.

A sum of $21.7 billion was required for the financial restructuring of banks that were taken over by the SDIF. Of this amount, $17 billion was obtained from public sector resources and the remaining $4.7 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. A portion of the funds stated above have been used for repayment or transfer of the SDIF banks’ deposit liabilities amounting to $26 billion.

With a view to accelerate the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL479 trillion in Turkish Lira and $2,587 million in foreign exchange denominated deposits were transferred to 8 private banks.

In order to eliminate SDIF’s short-term liabilities and settle and reschedule the debts of the Cukurova Group and to accelerate the sales process for the Yapi Kredi Bank, three separate supplementary agreements were executed. On September 23, 2008, it was announced that the SDIF and the Çukurova Group were continuing discussions regarding the repayment of debts of Interbank to SDIF. According to the announcement, a broad agreement was reached and a total of $400 million is expected to be repaid by the Çukurova Group. On May 18, 2009, it was announced that SDIF and the Cukurova Group reached a final agreement regarding the repayment of debts of Interbank (a total of $398 million) in installments to SDIF.

On February 6, 2008, SDIF signed a supplementary protocol with the Toprak Group. Under this protocol, SDIF discounted some of the Toprak Group’s debt as the Toprak Group made early repayment of $363 million to SDIF. On July 25, 2008, it was announced that the Toprak Group had not fulfilled the requirements of the additional protocol signed on February 6, 2008 and that the process for the seizing of an additional 12 companies of the Toprak Group had begun. On August 8, 2009, it was announced that management control of the 22 companies under the Toprak Group was transferred to SDIF.

The SDIF has sold non-related party loans of failed banks through loan auctions and has taken steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including media assets, cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank.

On January 25, 2008, SDIF signed a protocol with Deniz A.Ş., the legal representative of EGS Group. Debt of EGS Bank A.Ş. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.

The long position of the sole SDIF bank, Bayindirbank, was $33 million as of end of 2005. Foreign exchange net open position of the SDIF bank was $1.8 million as of end of 2008 and -$0.19million as of the end of 2009. In 2010 and 2011, such net positions were -$0.90 and $1.5 million, respectively. As of the end of 2012, foreign exchange net position of the SDIF Bank was $0.28 million. The SDIF banks’ deposit interest rates have been kept in line with the market rates since March 2001.

On February 22, 2008, it was announced that the SDIF had taken over Yasemin Turizm ve Ticaret A.Ş. to collect losses which were incurred by Interbank A.Ş.

On March 9, 2008, it was announced that SDIF would sell the media companies under the control of Erol Aksoy Group. On September 20, 2008, it was announced that SDIF had taken over the media companies of the Erol Aksoy Group, the former controlling partner of Iktisat Bankasi, in response to the breach of the protocol between SDIF and the Erol Aksoy Group that was signed on May 9, 2006.

Several claimants have filed claims against the Republic ranging in the amounts of $750 million to $19 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because the SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation, or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed.

On April 13, 2010, the SDIF and the Garipoglu Group signed a protocol for the repayment of approximately $307.1 million of the Garipoglu Group’s debts to the SDIF over five years commencing on September 30, 2010. On April 6, 2011, the SDIF announced that it had collected a total of $355.55 million by collecting all of its cash-loan receivables from the Garipoglu Group.

On March 23, 2010, the SDIF and the Balkaner Group, the former owner of Yurt Ticaret Kredi Bankasi A.Ş., signed a protocol to repay approximately $393.6 million of its debt to the SDIF over seven years commencing in 2011. The Balkaner Group will repay the principal over five years and interest over the remaining two years.

On November 12, 2010, it was announced that the SDIF and the Caglar Group, the former owner of Interbank, signed a protocol for the repayment of Caglar Group’s debt to the SDIF.

On July 4, 2011 the BRSA announced that the SDIF will control a 62.37% stake in Arap Turk Bankasi A.Ş., but will not receive dividend rights, as long as UN Security Council resolutions 1970 and 1973, and a related Turkish government decree, remain in effect. On the other hand, on February 23, 2012, the BRSA Board decided that since the freezing of Libyan Foreign Bank assets ended based on the Turkish government decree dated February 4, 2012, the ownership rights of 62.37% stake in Arap Turk Bankasi A.Ş. would be used by Libyan Foreign Bank.

Private Banks

With the “Banking Sector Restructuring Program” implemented in May 2001 and finalized in 2004, private banks (excluding development and investment banks, and foreign banks’ branches) strived to have a healthier structure and to reach internationally accepted minimum capital levels. Due to adverse economic and financial developments, the program was further improved by the introduction of a set of new instruments which strengthened the capital of private banks through public support if necessary, established a legal framework for the restructuring of debts in the financial sector (known as the Istanbul Approach), and established asset management companies. The legal framework for these instruments (Act No. 4743 on Restructuring of Debts to the Financial Sector and amendments made to current laws) was put into force on January 31, 2002. Provisional Article 4, added to the Banks Act, made it possible for those satisfying certain conditions to receive one time support in the form of the SDIF’s participation in Tier 1 capital or Tier 2 capital (a subordinated loan) .

Detailed explanations of the Bank Capital Strengthening Program and the audit and assessment results of the program were announced to the public through the “Introductory Guide”, the “Progress Report,” and the “From Crisis to Financial Stability (Turkey Experience)” all of which aimed to increase the transparency in the banking sector.

Cash capital increases, adjustment of provisions set aside for non-performing loans, positive changes engendered in the market risk and valuation of securities were considered during the evaluations and accordingly, Vakiflar Bankasi, Pamukbank and Sekerbank were determined to have capital needs. Pamukbank was transferred to the SDIF, Sekerbank’s capital needs were covered in cash by its shareholders, and a subordinated loan providing funds to reach the 9% capital adequacy ratio was extended to Vakiflar Bankasi.

In order to help private sector companies continue to operate and regain solvency after the financial crises, the Istanbul Approach, and related regulation was issued by the BRSA. In accordance with the “Financial Restructuring Framework Agreements” (“FRFA”) and by tying these agreements to “Financial Restructuring Contracts” within three years from the date of their approval by the BRSA, restructuring or rescheduling of bank receivables became possible. Additional financing to debtors, if necessary, may also be provided under the approach.

Companies were separated into two “scales” according to the FRFA. The criteria for the “large-scale” companies were determined as follows: the number of registered employees of the company must be above 100, the annual export volume of the company must be above $15 million, the annual turnover must be above TL25 trillion and the audited balance sheet size must be above TL15 trillion. Companies not meeting the above criteria are categorized as medium or small-scale companies. The FRFA was completed in April 2005. To date, 318 companies (of which 217 are large scale companies) have been under the Istanbul Approach with a total of $6.0 billion in contracted loans.

On October 27, 2011, the BRSA announced that it had granted permission for the establishment of a new deposit-taking bank with a minimum capital of TL$300 million to the Audi s.a.l – Audi Saradar Group based in Lebanon. On September 28, 2012, Odea Bank was granted permission to operate and on December 20, 2012, The Bank of Tokyo-Mitsubishi was granted permission for the establishment of a new deposit taking bank.

Regulatory and Supervisory Framework

Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aimed to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with international standards.

In the process of preparing the Banking Act No. 5411, international standards were considered. The main highlights of the Banking Act No. 5411 with respect to regulation and supervision include:

•

The BRSA supervision of banks, financial holding, leasing, factoring and consumer finance companies, independent audit firms, asset management companies, valuation, rating and outsourcing institutions.

•	Conformity with EU Directives in terms of the activities that banks are allowed to perform.
•	Increased transparency of the BRSA.
•	An open partnership structure and a new organizational chart that allows for more efficient supervision by BRSA.
•	Establishing principles of corporate governance for Turkish banks and financial holding companies.
•

The paid-up capital for establishment of banks cannot be less than TL30 million and increase in capital must be paid in cash free from any collusion and without using internal resources, excluding resources permitted to be added to capital by the related legislation.

•	Disclosure by banks of their most recent articles of association on their web sites to increase transparency.
•	The establishment of audit committees within banks to conduct the audit and supervisory functions of their executive boards.
•	Prohibiting the transfer of resources to finance deficits of funds established by the institutions exclusively for their employees that provide health, social aid and retirement benefits.
•

Grants extended by banks and institutions subject to consolidation in a fiscal year shall not exceed 0.4% of the bank’s shareholders’ equity. However, half of these grants shall be extended to areas that are exempted from taxes by law.

The regulations set forth in Banking Act No. 5411 have been implemented since the end of October 2006. The regulations were prepared by revising the related previous regulations and by making necessary adjustments to be in line with the international codes and standards using European Union Directives, BIS Principles, Corporate Management Principles of OECD, the Acts of European Union Member and candidate countries. The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Regulations regarding leasing, factoring and financing companies, independent audit firms, valuation and rating institutions, outsourcing institutions, principles of corporate governance for banks, audit committee and internal systems within the banks, accounting and information systems, capital adequacy and own funds, and liquidity are also important for the Turkish banking system.

Recent regulations include:

Under the Regulation on Banks’ Own Funds, published in the Official Gazette No. 26333 on November 1, 2006, innovative capital instruments were recognized and characteristics of these instruments were set. Pursuant to an amendment to this regulation, published on Official Gazette in March 10, 2011, No.27870, certain of these characteristics were revised depending on the type of instrument.

The Regulation on Banks’ Corporate Governance Principles is a regulation which came into force as of November 1, 2006, which revised the corporate governance principles of banks according to principles recommended by the Basel Committee. An amendment to this regulation was published in the Official Gazette dated June 06, 2011, No.27959 and became effective in January 1, 2012, setting forth the framework for compensation policies of banks for their employees.

The Regulation on Outsourcing Activities Obtained by Banks and Authorization of Institutions to Provide the Outsourcing Activities was published in the Official Gazette No. 26333 on November 1, 2006 was replaced with the Regulation on Outsourcing by Banks published in the Official Gazette on November 5, 2011, No.28106. With this new regulation, instead of requiring BRSA authorization for both banks and the provider of the outsourced service/activity, a bank that has purchased an outsourced service that it will provide to customers is simply required to inform the BRSA about the outsourced activities. Moreover, the definition of outsourcing activities and exceptions/limitations to such activities has been re-defined in order to achieve greater compliance with international standards.

The Act on Bank Cards and Credit Cards No. 5464 was published in the Official Gazette No. 26095 dated March 1, 2006. The Act was prepared in accordance with the European Union Directives of the European Parliament and the Council of the European Union, “Core Principles of Payment Systems” and “Know Your Customer” reports published by the Basel Committee on Banking Supervision, “40 Recommendations on Money Laundering” principles published by the Financial Action Task Force on Money Laundering (FATF) and opinions of related parties were used in preparing this Act. The law regulates credit card issuers and provides protections for cardholders.

Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 26458 on March 10, 2007. With this regulation, the procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards and licensing and operation of card system organizations and card issuing organizations are determined. In addition, the rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, obligations of issuers, card holders and member companies, are set forth. An amendment to this regulation was published in the Official Gazette dated December 17, 2010 (No. 7788), and such amendment defined minimum payment amounts with reference to a ratio between 25% and 40% of the debt within a certain period and the ratio for a particular credit card debt associated with the holder’s card limit. Furthermore, the amendment established that there would not be any increase in credit card limits and draw-cash facilities for credit cards whose period debt has been paid only up to 50% three times in one calendar year until the period debt is fully paid.

An IT audit team was formed by BRSA in 2006  and conducted IT audits of selected banks. According to the regulation regarding Auditing Bank’s Information Systems by Independent Auditing Firms” as of 2006, each bank’s application controls must be audited once a year and its general controls must be audited once every two years. Consolidated partnerships of banks were also included in the IT Audit scope in 2007 pursuant to the Auditing Bank’s Information System by Independent Auditing Firms regulation. Communiqué on Principles to be Considered in Information Systems Management in Banks, published in the Official Gazette on September 14, 2007, defines certain principles regarding the management of information systems of banks.

These regulations were amended in 2010 by the IT Audit Subdivision of the Information Management Department. On July 30, 2010, the BRSA issued a Circular of Management Representation which became effective in 2011 requiring banks to submit written representations to the independent auditor concerning, among other things, effectiveness, adequacy and compliance of the bank’s internal controls. The BRSA started its own planned audit activities in 2009 using approved guidelines with the following predefined types of audit: pre-examination (in accordance with the Pre-Examination Engagement Guideline), which includes selected COBIT control objectives, bank internal systems assessment, bank It complexity/dependence assessment and URSIT Ratings (Component/Composite); on-site examination (in accordance with the On-site Examination Components Guideline and Onsite Examination Guide-Control Objective Based), which includes COBIT control objectives and COBIT Assurance guide; and product based examination (in accordance with the Product Based Examination Guideline).

The IT Audit group carried out audits of 3 banks in 2008, 4 banks in 2009, 8 audit activities in 2010, 1 bank and 1 factoring firm in 2011 and 12 audit activities in 2012.

The IT Audit group also oversees the activities of banks and external auditors regarding various IT audit activities, general oversight of external audit institutions, the evaluation of independent IS Audit reports (which are reports prepared by the independent audit firms following the performance of an IT audit) and actions taken by banks in response to audit findings.

On July 24, 2012, the BRSA issued a circular about a penetration test requiring annual tests to be performed on individual banks by independent teams, which tests are aimed at testing a bank’s risk for unauthorized access to its systems and potential data breaches.

The BRSA developed an online monitoring system (BADES) by which the BSRA monitors the activities of external audit institutions, audit findings and the semiannual reports filed by banks on corrective actions they have taken to remove control deficiencies.

In 2009, 9 regulations and 5 communiqués were amended in line with the Law No. 5411. The amendments covered a wide range of issues, including the establishment and operations of banks, protective provisions, financial reporting, non financial institutions, bank and credit cards and other provisions.

In 2010, 6 regulations and 2 communiqués were amended in line with the Law No. 5411. The amendments addressed the establishment and operations of banks, loan transactions, corporate governance, liquidity adequacy and bank and credit cards.

On September 30, 2010, the BRSA adopted Board Resolution No. 3875, which regulates the issuance of bills and bonds by banks. The Resolution incorporates a dynamic mix of equity, saving deposit, asset size and capital adequacy ratio in order to limit the amount of bonds to be issued by the banks. On December 16, 2010, the BRSA adopted Board Resolution No. 3980, effective as of January 1, 2011, which limits consumer loans mortgaged by residential real estate to 75% of the value of the real estate subject to the mortgage and limits commercial loans extended for the purchase of commercial real estate to 50% of the value of such real estate.

Within the scope of the Law Making Amendments to the Laws on Re-structuring of some Receivables and Social Insurance and General Health Insurance Law and Some Other Laws and Decree Laws, certain articles of the Banking Law particularly regarding re-location of BRSA Headquarter to Istanbul and establishment of a “Risk Center” within the Bank’s Association of Turkey were amended. Acquisition of liability insurance coverage for valuation and rating and outsourcing companies has been made mandatory only when demanded by banks or deemed necessary by the BRSA, whereas it is still compulsory for independent audit firms.

Pursuant to principle 5 of the “Core Principles for Effective Banking Supervision” published by the Basel Committee on Banking Supervision (BCBS), an amendment was made to the Article 8 of the Regulation on Operations of Banks Subject to Permission and Indirect Shareholding published in the Official Gazette dated April 2, 2011 and No. 27836. With the amendment Banks may establish or participate in domestic partnerships with other banks, with the BRSA’s approval.

With the Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book under the Standard Shock Method published in the Official Gazette dated August 23, 2011 and No. 28034, the principles and procedures were set for interest rate risk arising from on-balance and off-balance banking book accounts.

The implementation process of “International Convergence of Capital Measurement and Capital Standards (Basel II) was initiated on July 1, 2012 in Turkish banking system following the one year parallel implementation period to facilitate the transition. Accordingly, the following regulations and communiqués were published in the Official Gazette dated June 28, 2012, No.28337 replacing the relevant previous regulations:

•	Regulation on Measurement and Evaluation of Capital Adequacy of Banks,
•	Regulation on the Internal Systems of Banks,
•	Communiqué on the Financial Statements, Explanations and Footnotes to be announced by Banks,
•	Communiqué on Credit Risk Mitigation Techniques,
•	Communiqué on Structural Position,
•	Communiqué on Calculation of Risk Weighted Asset Amounts for Securitization Exposures
•	Communiqué on Use and Assessment of Risk Models to Calculate Capital Requirements for Market Risk
•	Communiqué on Calculation of Capital Requirement for Market Risk Stemming from Options
•	Communiqué on Structural Position

The Act on Financial Leasing, Factoring and Financing Companies No.6361 was published in the Official Gazette No.28496 dated December 13, 2012. The Act No.6361 repeals the Financial Leasing Law, dated June 10, 1985, and numbered 3226, and the By-Law Regarding Money Lending Activities, dated September 30, 1983, and numbered 90, with its appendices and amendments. The objective of this law is to regulate the establishment and operating principles of financial leasing, factoring and financing companies operating as financial institutions as well as the principles and procedures relating to financial leasing, factoring and financing contracts. By being defined as “financial institutions” by Act No. 6361, the aforementioned companies form an important part of the financial system; a legal basis for the establishment and operations of the companies is set up and an effective supervision and auditing system is introduced. 78 factoring, 31 financial leasing and 13 financing companies were operating in Turkey as of the end of 2012.

CAPITAL MARKETS

Capital markets deregulation was undertaken as part of overall financial sector reform. Such reforms were meant to: secure transparency, confidence and stability in the capital markets; contribute to the private sector’s effective utilization of capital markets; bring market discipline to State Owned Enterprises (“SOEs”) and strengthen the process of their restructuring; facilitate local government financing in capital markets; develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; deepen financial markets; contribute to the participation of the public at large in investment activity; and reach the standards of developed nations with respect to financial structure and practice.

In the first half of 1980’s, the Turkish securities markets underwent serious developments in terms of setting up both the legal and institutional framework suitable for sound capital movements. The Capital Market Law No. 2499 was enacted in 1981 to adapt Turkey’s legal framework to certain more developed markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. The CMB has been established for carrying out the tasks and exercising the authorities granted with the Capital Market Law No. 2499 and the related legislation, to maintain secure, transparent, efficient, fair and competitive capital markets, and to protect rights and interests of investors. The Decree by Law No. 91 establishing the basic principles concerning the foundation and operations of securities exchanges launched in October 1983. Then in 1984, the Regulation concerning the foundation and operations of the securities exchanges was published in the Official Gazette. Following the adoption of related regulations launched in the subsequent period, the Istanbul Stock Exchange (the “ISE”) was officially established in December 1985 and started its operations on January 3, 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.

In order to improve the harmonization level of Turkish capital markets legislation with the EU legislation and to include the changes made by Turkish New Commercial Code No. 6102 regarding capital markets, a new Capital Market Law No. 6362 was issued by Turkish Grand National Assembly on December 6, 2012. The new Law came into force on December 30, 2012, when it was published in the Official Gazette numbered 28513 and superseded Capital Market Law No. 2499.

The Capital Market Law No. 6362 (the “CML”) include several new rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraise agencies, capital market activities, intermediary institutions, self-regulatory organizations, institutional investors, auditing activities and measures, capital market crimes and penalties.

In addition, pursuant to the Temporary Article 3 of the CML, the regulations concerning the implementation of the CML shall be put into force within one year starting from the date of publication of this Law.

The CML also yielded very important amendments in the field of operations and structure of stock exchanges. Firstly, the law has changed the definition of “stock exchange”, which previously had to be established as a public entity according to Capital Market Law No. 2499 and regulated in the same manner as a corporation. In that regard, the ISE has been restructured and rebranded as Borsa Istanbul A.Ş. (the “Borsa Istanbul”) which is a joint stock company subject to private law. Secondly, the CML has ensured a more professional and competitive environment for Turkish stock exchanges with additional regulations in respect of market operators and tradable instruments. By the end of 2012, 600 companies were registered with the CMB, out of which 406 were traded on Borsa Istanbul. There were 242 corporations traded on the National Market, 77 corporations on the Second National Market, 47 corporations on the Collective Products Market, 13 corporations on the Watch List Market, 16 corporations on the Free Trading Platform and 11 corporations on the Emerging Companies Market making a total number of 406.

According to the Capital Market Law No. 2499, capital market instruments to be issued or offered to the public are required to be registered with the CMB. With the CML, the registration system has been replaced with a system of prospectus approval. According to the CML, when securities are offered to the public or admitted to trading on a regulated market, a prospectus must be prepared and approved by the CMB. The Communiqué of Prospectus and Issuance Document (Serial: II-5.1) came into force on July 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/Ec of The European Parliament and of The Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation.

Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares certificates trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 75% of their portfolio is comprised of shares certificates (except securities investment trusts) trading on the Borsa Istanbul. Further, the withholding tax rate is set as 0% for both domestic and foreign legal entities. As of the end of 2012, the number of mutual funds offered to the public equaled 564 and total net asset value of these mutual funds equaled TL29.7 billion. Pension funds began to operate in October 2003. As of the end of 2012, the number of pension funds offered to the public equaled 173. The total net asset value of these funds equals TL20 billion.

As the end of 2012, 24 hedge funds registered with total net asset value of TL207 million. As of the end of 2012, the number of exchange traded funds offered to the public equaled 16 and funds of funds equaled 6. The total net asset value of exchange traded funds equaled TL370 million and the total net asset value of funds of funds equals TL19 million as of the end of 2012. In 2007 regulations related to guaranteed and capital protected funds became effective and in 2009 the related regulation was amended to introduce an umbrella fund structure for capital protected and guaranteed funds. As of the end of 2012 the number of capital protected funds offered to the public equaled 154 and guaranteed funds equaled 30. The total net asset value of capital protected funds equals TL113 million and the total net asset value of guaranteed funds equals TL72.3 million as of the end of 2012.

Securities investment trusts, real estate investment trusts and venture capital investment trusts are other types of institutional investors subject to the CML. To improve institutional investors, the Government has exempted these investment trusts from corporate tax. As of the end of 2012, the number of listed securities investment trusts equaled 17, listed real estate investment trusts equaled 25 and listed venture capital investment trusts equaled 5. The total net asset value of securities investment trusts equaled TL680 million, the total net asset value of venture capital investment trusts equaled TL664 million and the market value of real estate investment trusts equaled TL15.8 billion.

Rules regarding margin trading, borrowing and lending securities and short-selling had been promulgated in December 1994 and were revised in 2003 with a new communiqué. This communiqué is under revision to foster margin trading, borrowing and lending securities and short-selling in light of the CML.

In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of investment firms was published by the CMB and has been revised according to developments in the sector. Moreover, the CMB made regulations pertaining to internal auditing systems and principles regarding public disclosure by intermediary institutions in order to strengthen financial and operational structure of investment firms. Intervention in the leveraged transactions of foreign exchange, commodities, precious metals or other assets which are widely known as “forex” is one of the capital market activities under the responsibility of the CMB since August 31, 2011. With respect to bringing secondary regulations in line with the CML, all such regulations will be subject to revision as well to ensure that they are fully in compliance with the CML.

The CML has regulated central counterparties, trade repositories, custody services, ancillary services, Investor Compensation Center and outsourcing of investment firms for the first time. The law also redefined investment services eschewing the previous activity type-based classification. In order to further explain those new concepts, several regulatory works have been concluded. In this regard, a new communiqué on investment services and ancillary services was published in July of 2013. The new communiqué classified intermediary institutions based on the investment services they provide, which have been defined in the CML. The revised Regulation on Central Clearing was published in July of 2013 and a new Regulation on Central Counter Party is on the way. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center has been officially established.

Regarding rating agencies, a revised communiqué complying with IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (2003) was published by the CMB in July 2007. This communiqué includes provisions for the rating activities including credit rating and the rating of compliance with corporate governance principles. Currently, four internationally recognized rating agencies (S&P, Moody’s and Fitch for credit rating; ISS Corporate Services Inc. for rating of compliance with corporate governance principles) and 6 national rating agencies are authorized by the CMB.

Central Registration Agency (the “CRA”) was established as a joint-stock corporation with the Regulation on the Principles for Establishment, Operation and Supervision of the Central Registry Agency, which was promulgated on June 21, 2001, by the decision of the Council of Ministers. The CML has several important amendments on the activities of the CRA. According to Article 81/1 of the CML, the CRA is a corporation possessing the status of private law legal entity established in order to realize the operations related to the dematerialization of capital market instruments, to monitor the records of these dematerialized instruments and the rights associated with them in the electronic environment with respect to members and right holders, and to provide their central custody.

The dematerialized system became operational for equities traded on the Borsa Istanbul in 2005 for mutual fund certificates and corporate bonds in 2006 and for commercial papers in 2007 and for bank bills in 2009. As of June 30, 2012, holdings of the retail clients on government bonds and bills have been also dematerialized by CRA.

Within the framework of Capital Market Law No. 2499 and related regulations, the CRA was empowered to represent and manage the Investors Protection Fund (IPF). However, article 84 of the CML replaced the IPF with a new legal entity named Investment Compensation Center (ICC). The scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

The regulation concerning the principles for the licensing of professionals who engage in capital markets activities has been effective since August 2001 and licensing exams began in September 2002. As of June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. Eight different types of examinations are prepared, namely: Capital Market Activities Basic Level, Capital Market Activities Advanced Level, Derivative Instruments, Real Estate Appraisers, Credit Rating Specialist (since September 2005), Corporate Governance Rating Specialist (since September 2005), Independent Auditing in Capital Markets (since September 2007) and Residential Real Estate Appraisers (since January 2008). Each examination as a whole and part of some examinations leads to 12 different types of licenses that are issued by the SPL. The examinations held in 2012 were organized collectively by the SPL, the CMB and the General Directorate of Innovation and Education Technologies of the Ministry of National Education. As of the end of 2012, 51,240 licenses have been granted.

	Licenses Issued
Types of Licenses	2002-2011	2012
Capital Market Activities Basic Level	18,292	370
Clearing and Operations Officers	6,733	292
Capital Market Activities Advanced Level	7,014	542
Derivative Instruments	3,020	358
Derivative Instruments Accounting and Operations Officers	847	124
Real Estate Appraisers	2,410	462
Credit Rating Specialists	718	258
Corporate Governance Rating Specialists	868	222
Independent Auditing in Capital Markets	1,983	2,009
Residential Real Estate Appraisers	174	19
Basic Level Customer Representative	2,155	534
Derivative Instruments Customer Representative	1,365	471
TOTAL	45,579	5,661

Adoption of international standards is seen as a crucial issue for both enhancing integrity in the capital markets and attracting domestic and foreign investors. In line with this objective, important steps have been taken in the areas of accounting and auditing standards. Accordingly, Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, the communiqué regarding auditing standards for securities market companies and institutions is in line with International Standards on Auditing issued by the International Federation of Accountants (“IFAC”). There are 92 authorized audit firms operating in Turkish capital markets and about half of them have an international membership.

In July 2003, the CMB issued Corporate Governance Principles, which used Organisation for Economic Cooperation and Development (“OECD”) principles as a benchmark and were updated in 2005 in accordance with the OECD revisions. The CMB, as the National Coordination Unit in the OECD Corporate Governance Steering Committee, closely follows OECD studies, coordinates institutions and participates in the meetings of National Coordination Units. Implementation of these principles is based on the generally accepted “comply or explain” approach. Moreover, a corporate governance index was established by Borsa Istanbul at the end of August 2007. The opening value for the Borsa Istanbul was 48,082.17 and as of July 30, 2013, the value of the index has reached 67,422.95. Currently, the Borsa Istanbul is composed of 46 companies that have a mean corporate governance rating of 8.76 out of 10. In 2012, the CMB and OECD launched a common project titled “Corporate Governance, Value Creation and Economic Growth”. The aim of the project is to evaluate capital markets over the last 10 years and perform preparatory studies to revise the OECD Principles of Corporate Governance by 2014. Additionally, corporate governance principles have been regulated by the CML, and CMB has been given the authority to establish rules regarding these principles, including to require firms to comply with corporate governance principles and to take actions ex officio in this regard. Principles were determined regarding the number, necessary qualifications, and election process of the independent members of a board of directors. Regulations have been established to give the CMB the authority to implement provisional injunctions in cases contrary to corporate governance principles and to request from the courts the cancellation of transactions in the event it is determined that a breach of legislation has occurred. A study is in progress regarding an effort to revise the principles regarding corporate governance and their implementation in accordance with EU regulations, Turkish Commercial Code No. 6102 and the CML.

In 2005, the Turkish Derivatives Exchange began operations in Izmir as the first derivatives exchange in Turkey. The position transfer process became effective at the end of 2009. Contracts traded on this exchange consisted of commodity futures (cotton, wheat), interest rate futures, gold futures, foreign exchange futures, index futures and energy futures. The CML has brought a structural change opportunity for Turkish Derivatives Exchange. According to Article 138 of the CML, organized markets are designed to be operated under a single structure and it become possible for Turkish Derivatives Exchange to merge with Borsa Istanbul.

After that, a new derivative market has been established within Borsa Istanbul, the Futures and Options Market (VIOP), for both futures and options as well as other derivative contracts and according to the CML, the Turkish Derivatives Exchange is planned to be merged in Borsa Istanbul, so the contracts on the Turkish Derivatives Exchange will be closed to trading and started to trade in VIOP by August 5, 2013. Currently, single stock futures/options and index options are traded in VIOP.

The amount of private sector securities issued equaled TL27.4 million in 2008 and increased to TL130.4 billion in 2012. As of December 31, 2012, total market capitalization of Borsa Istanbul Stock Market was TL513 billion. The upward movement of market indices both in terms of Turkish Lira and US Dollar, which started in 2003 continued until 2007 and due to the global crisis, followed a downward trend in 2008, and then picked up in the following year. Borsa Istanbul Share Price Index-100 decreased by 52% in 2008 to 26.864, but rose by 97% in 2009 to 52.852 and 25% in 2010 to 66.004 falling again to 51.267 in 2011. The equity market has been very strong in 2012; the market index rose by 52.6% to 78,208 by the end of the year. The total traded value in the Borsa Istanbul Stock Market amounted to TL332 billion ($261 billion), TL475 billion ($308 billion), TL636 billion ($426) and TL695 billion ($413 billion) in years 2008 through 2011, respectively, and this figure decreased to TL622 billion ($348 billion) in 2012. Total market capitalization of Borsa Istanbul companies in TL terms in 2012 was 550 billion ($310 billion). Following a drop of 46% in 2008 ($120 billion), market capitalization in 2009 rose by 92% ($236 billion), by 31% ($308 billion) in the year 2010, but dropped to $202 billion in 2011 and rose again to $310 billion in 2012.

In spite of the negative effects of the global financial crisis of 2008, the Borsa Istanbul Bonds and Bills Market continued to develop. The total annual traded value increased from its level of TL3.40 trillion ($2.2 trillion) in 2009 to TL3.46 trillion ($2.3 trillion) in 2010, to TL4.1 trillion ($2.5 trillion) in 2011, and to TL6.8 trillion ($3.8 trillion) in 2012, while the daily average traded value for 2012 amounted to TL26.9 billion ($15.1 billion). The total traded value increased by 55% to $3.8 trillion on a US dollar basis compared to the previous year. Of the total traded value for 2012, 16% was realized over the counter and 84% was realized on the Borsa Istanbul Bonds and Bills Market.

As of December 31, 2012, there were 100 investment firms licensed to trade on stock markets and 40 banks and 101 investment firms licensed to trade on other securities markets at Borsa Istanbul. In addition, there were 99 intermediary institutions (banks, investment firms, futures investment firms) licensed to trade on Turkish Derivatives Exchange.

A department was established within the Borsa Istanbul in March 2009 to launch and operate the Emerging Companies Market (ECM) in order to create a transparent and organized platform where securities, issued to raise funds from the securities markets by companies with growth and development potential, can be traded. In August 2009 the Borsa Istanbul Emerging Companies Market Regulation was published and in 2011 shares of small and medium sized enterprises began to trade on the ECM market. Additionally, within the framework of the restructuring of the Borsa Istanbul Stock Market segments, the Collective Products Market was established as a listed market where the shares of investment trusts, real estate investment trusts, and venture capital investment trusts as well as the participation certificates of exchange traded funds, warrants, and other structured products are traded.

The corporate bond market began to accelerate after 2010. The total amount of market value of outstanding corporate bonds traded for the end of 2010 was TL2.8 billion and rose to TL13.9 billion at the end of 2011. This figure rose to TL28.1 billion as of the end of 2012. On the other hand new capital market instruments such as asset covered bonds and ijara certificates have been introduced and first issuance of these instruments was in 2011.

The work carried out by the CMB and other related institutions in order to start the trading of warrants on the Borsa Istanbul Stock Market was finalized and the Communiqué on Principles Regarding Registration with the

Capital Markets Board and Sale of Covered Warrants was promulgated. Subsequently, covered warrants began to be registered with the CMB in line with Capital Market Law No. 2499 and have traded on Borsa Istanbul Collective Products Market since of August 13, 2010.

In 2010, the offering market for Qualified Investors, the Interbank Repo-Reverse Repo Market, and the Repo Market for Specified Securities were each established within Borsa Istanbul Bonds & Bills Market.

Borsa Istanbul was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, Borsa Istanbul has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.

Istanbul Settlement and Custody Bank Inc., namely Takasbank, is “the Clearing and Settlement Center” for the Borsa Istanbul,  ”the Clearing House” for the Turkish Derivatives Exchange, the custodian for the pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey. Having banking capacity, Takasbank provides its members with a money market facility and banking services including cash credits, securities lending and cross-border settlement and custody services via SWIFT and correspondent accounts.

In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and was designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions. With the completion of dematerialization,  beginning on November 28, 2005, Takasbank handed over its central depository function for securities to the CRA, in which Takasbank is both a main shareholder with a 65% interest and a systems developer.

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table No. 35

	2008	2009	2010	2011	2012
Securities Registered (in millions of TL)	27,370	42,349	42,928	106,067	130,441
Outstanding Securities (in millions of TL)	338,817	400,691	439,476	472,677	512,948
Private	63,989	70,686	86,634	103,898	126,406
Public	274,827	330,004	352,841	368,728	386,542
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	332,604	474,611	635,664	695,328	621,979
Bonds and Bills Market	3,236,312	3,399,583	3,458,517	4,122,292	6,828,000
Off-exchange bonds & bills transactions	676,260	663,319	710,433	915,664	1,102,459
Stock Market Capitalization (in millions of TL)	182,025	350,761	472,553	381,152	550,051
BIST National 100 Index (on TL basis)	26,864	52,852	66,004	51,267	78,208
Number of Companies Traded	317	315	338	373	395

Securities Markets Activities

Sources: Capital Markets Board, Borsa Istanbul, Undersecretariat of Treasury

Increasing cross border movement of capital in a globalized world has increased the importance of international relations. In this context, benefiting from international practices and experiences, enhancing cooperation with other regulatory authorities and taking an active role in international organizations constitute an important part of the CMB’s activities.

The CMB has attached great significance to multilateral and bilateral international relations. Thus, the CMB acts in order to improve its relations with the international organizations of which it is a member, foreign capital market authorities and other foreign organizations which carry out capital market related activities (OECD, World Trade Organization, World Bank, IMF, IDB etc.). Additionally, as a member of the IOSCO since 1988, the CMB has been actively participated in the work of IOSCO.

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Turkey as well as other EU institutions.

Through the above referenced activities, the CMB aims to enhance the infrastructure of the capital markets to provide investors with new financial services in a fair and transparent manner and to attract foreign capital to Turkey.

Furthermore, the CMB has signed various Memoranda of Understanding (“MoU”) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and sharing of information with foreign authorities. The CMB which is one of the first signatories of the IOSCO MoU, has signed 31 MoUs with foreign financial regulatory authorities by the end of 2012 and ongoing initiatives to sign MoUs concerning cooperation with regulatory and supervisory authorities are in progress.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change is the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament (Turkish Grand National Assembly or “TGNA”) in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). Enactment of the PFMC Law marked a defining moment, providing a new legal framework for modern public financial management and accountability. Throughout this Law, key concepts of the modern public financial management system such as managerial responsibility models, effective and efficient use of resources, strategic planning, performance based budgeting, multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/control and external audit practices have been put into practice. Several other reform laws have been enacted, including the Special Provincial Administration Law, Metropolitan Municipalities Law and The Municipalities Law.

The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds (“EBFs”). The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are government entities, (2) special budget agencies which are public administrations affiliated or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of government. Yet, there are some exceptions for the regulatory and supervisory agencies. PFMC Law requires in many instances secondary legislation for its implementation, most of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system modernizes the budgeting process according to international standards. The central budget remains the pivotal point of the public finances and is prepared according to a schedule common to OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As an initial step of the preparation of the Central Government Budget, a medium-term program is prepared by the Undersecretariat of State Planning Organization (“SPO”) covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions and is adopted by the Council of Ministers. A medium term fiscal plan, consistent with the medium term program is prepared by the Ministry of Finance (“MoF”) and it includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the High Planning Council. These documents set the framework for the budget discussions and negotiations with relevant ministries (the MoF and the SPO) and spending agencies, before political reconciliation in the Cabinet and the Parliament.

The annual budget process of administrations begins in June with the Budget Call prepared by the MoF. Budget revenue and expenditure proposals are prepared by the administrations and reviewed by the MoF. The general budget revenue proposal is prepared by the MoF and the revenue proposals of other budgets are prepared by the relevant administrations. The investment proposals of public administrations are evaluated by the SPO. Central Government Budget Draft Law together with supporting information is prepared by the MoF and submitted to the Parliament in mid-October. Following debate, the Annual Budget Law is approved by the Parliament and promulgated by the President in December.

The approved budget is implemented through a unified treasury system and the closing accounts are presented shortly after the end of the budget exercise. A detailed audit report is submitted to the Parliament before closing the accounts of the SSIs, EBFs and local governments.

To align the accounts with the Government Financial Statistics (GFS) standards, the budget codification system is being overhauled. Each spending item is identified in the analytical budget classification system consisting of institutional, financial, economic and functional terms, and budgets and budget reports are compiled according to this codification system. The new codification system has been gradually applied to all general government entities since 2006.

Each of the SOEs adopts an annual financial program, which is approved by the Council of Ministers. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of the Treasury for capital transfers to and duty losses of the SOEs.

The preparation and the implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own board of directors/councils.

Accounting

Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.

Establishing a uniform accounting system for general government and supervision of the system are the responsibilities of the Ministry of Finance’s General Directorate of Public Accounts. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). Accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated with the MoF. Moreover, there are three accounting offices affiliated with the Undersecretariat of Treasury; namely, Accounting Office for Foreign Payments, Accounting Office for Domestic Payments and Accounting Office for State Debts. The Ministry of Finance is responsible for compiling, consolidating and disseminating accounting data and financial statements for the central government on a monthly basis as defined in the PFMC Law.

The accounting and reporting standards for general government are set by the State Accounting Standards Board, which is established within the Ministry of Finance. The Ministry of Finance sets rules for the preparation of the final accounts and supervises the compilation.

The draft of the Final Accounts Law is prepared by the MoF and submitted to the Parliament by the Council of Ministers within six months of the end of the fiscal year and a copy is sent to the Turkish Court of Accounts (TCA). The TCA submits a General Conformity Statement to the Parliament no later than 75 days thereafter. The draft of the Final Accounts Law is deliberated by the commissions of Parliament together with the Central Government Budget Law.

Currently the main fiscal policy indicators are the overall balance and primary balance of the central government budget. In order to submit fiscal notifications to the European Commission, huge efforts have been made to prepare accounts in accordance with ESA 95 standards. The ambition is to produce accounts in accordance with ESA 95.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies will be made responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. For 2010, 1369 internal auditor position were reserved; currently 774 are appointed.

External Audit

External audit is regulated by the Law on the TCA. Article 68 of the PFMC Law and amendments to the TCA which specify that the TCA may audit all general government organizations (central government agencies, local governments and SSIs), public enterprises and their subsidiaries, other public administrations and companies in which the Republic has more than a 50% interest. TCA’s independence is secured. TCA prepares its own budget and presents it to Parliament directly. It decides on its own audit program. The president and the members of the court are elected by the parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors cannot be appointed to another position without their consent. Members may be asked to retire or may resign only due to criminal conviction or for medical reasons. The TCA is responsible for the financial, compliance and performance audits of the general government agencies. At present, the TCA predominantly carries out compliance audits, the results of which are held through a judicial procedure. The TCA also submits a report to the Parliament on the general conformity on the fiscal transactions of the central government through a financial audit. Both types of reports are published and publicly available. In order to enhance the capacity of the TCA for the external audit areas, the TCA has established a twinning project with the British National Audit Office and conducted a number of training exercises for staff. Moreover, new law on the TCA adopted by the Parliament in December 2010 aligns the TCA’s responsibilities with the PFMC Law.

CENTRAL GOVERNMENT BUDGET

The economic program within the framework of the IMF Stand-By Arrangement was focused on debt reduction through high primary surplus targets during the program period which ended in May 2008. Following the program period, fiscal discipline has continued to serve as an anchor for economic policy and fiscal policy has remained prudent. However, fiscal balances deteriorated in 2009 as a result of the decrease in tax revenues and the cost of the fiscal stimulus package which was promptly adopted to mitigate the effects of the global financial crisis on the economy. Starting from the last quarter of 2009, high increases in tax revenues through high GDP growth performance and prudent fiscal policy improved the central government budget deficit which was below its pre-crisis level in 2011. The central government budget deficit was 1.4% of GDP in 2011 compared to 1.8% of GDP in 2008.

The 2008 budget was prepared with the aim of achieving a primary surplus target for the consolidated government sector equivalent to 4.2% of GDP. However, with the announcement of the medium term fiscal framework on May 3, 2008, the primary surplus target for 2008 was reduced to 3.5% of GDP from 4.2% to accommodate recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects.

Central government revenues reached TL209,598 million (22.1% of GDP) in 2008. Primary expenditures and total expenditures were TL176,369 million (18.6% of GDP) and TL227,031 million (23.9% of GDP), respectively. As a result, a primary surplus of TL33,229 million was reached which corresponds to 3.5% of GDP. The budget deficit in 2008 was TL17,432 million representing 1.8% of GDP (Table No. 36).

In 2009, due to the global economic slowdown the fiscal outlook of Turkey declined because of the decrease in tax revenues and the impact of measures taken to stimulate the economy. As a result, central government revenues and expenditures were realized at TL215,458 million (22.6% of GDP) and TL268,219 million (28.2% of GDP), respectively. The budget deficit was TL52,761 million, representing 5.5% of GDP and primary surplus was TL440 million, representing 0.05% of GDP (Table No. 36).

The Medium Term Program 2010-2012 (the “MTP 2010-2012”) announced in October 2009 introduced the exit strategy to gradually restore fiscal balances. In the context of the MTP 2010-2012, it was envisaged to rescind the temporary measures which were adopted during the global financial crisis and to implement additional fiscal policies. Beyond restoring fees levied on consumer loans to pre-crisis level, increasing the fee and stamp taxes rate above the inflation rate and actualizing real estate revaluation rates, new measures such as the introduction of an annual operation fee on bank branches were adopted. As a result of these fiscal measures, along with the rapid economic recovery in 2010, central government budget revenues and expenditures reached TL254.3 billion (23.1% of GDP) and TL294.4 billion (26.8% of GDP), respectively. Rising tax revenues and commitment to fiscal discipline on the expenditure side improved the central government budget balance. As of December 31, 2010, the budget deficit was TL40.1 billion, representing 3.6% of GDP, and the primary surplus was TL8,2 billion, representing 0.7% of GDP (Table No. 36).

In 2011, the public financial balance improved significantly with respect to the 2008 – 2010 period during which global financial crises affected the economy. In 2011, the real GDP growth reached 8.5% while the growth target according to the Medium Term Program 2011-2013 was 4.5%. As a result of this rapid economic recovery and the restructuring of certain public receivables including taxes, interest and penalties, and social security premiums, the central government tax revenues increased to 19.6% of GDP (TL253.8 billion) in 2011 compared to 19.2% of GDP (TL210.6 billion) in 2010 and 18.1% of GDP (TL172.4 billion) in 2009. During this period, increases in the budget expenditures were limited and the expenditures decreased to 24.2% of GDP (TL272.4 billion) in 2011 from 26.8% of GDP in 2010. Improvement in the central government balance was achieved by containing expenditures which exhibited a limited increase at a rate of 6.8% while the central government revenues increased by 16.4% in nominal terms with respect to 2010. The central government budget deficit was realized as TL17.8 billion in 2011 and thus the central government deficit to GDP ratio decreased to 1.4% from 3.6% in 2010 (Table No. 36).

The Medium Term Program 2012-2014 announced in October 2011 set a central government budget deficit to GDP target of 1.0% by the end of 2014. The central government budget expenditures are expected to decrease from 24.2% of GDP in 2011 to 23.6% of GDP by enhancing fiscal discipline while central government revenues are expected to decline from 22.8% of GDP in 2011 to 22.5% of GDP by the end of 2014.

In 2012 the provisional central government budget revenues and expenditures reached TL331.7 billion (23.4% of GDP) and TL360.45 billion (25.4% of GDP), respectively. The budget deficit was TL28.8 billion representing 2.0% of GPD and primary surplus was TL19.6 billion representing 1.4% of GDP.

The Medium Term Program 2013-2015 announced in October 2012 set a central government budget deficit to GDP target of 2.2% by the end of 2013, 2.0% by the end of 2014 and 1.8% by the end of 2015. One of the main objectives of the MTP 2013-2015 is to build an effective, simple and fair tax system. Additionally, it is envisaged that public administrations will use allocated appropriations effectively, economically and efficiently in accordance with the Government’s stated policies and priorities and adhere to the programmed public expenditure limits which were determined with a multi-year budgeting approach. Accordingly, central government budget expenditures are expected to decrease from 25.4% of GDP in 2012 to 24.4% of GDP. The central government revenues are expected to slightly decline from 23.4% of GDP in 2012 to 22.6% of GDP by the end of 2015. Fiscal discipline is one of the main targets of the MTP 2013-2015. To this end, it is stated in the MTP 2013-2015 that revenue and expenditure targets will be closely monitored and policy measures will be taken if necessary to avoid significant deviation from fiscal targets of the program.

Table No. 36

	2008	2009	2010	2011	2012*
	(in millions of Turkish Liras)
CENTRAL GOVERNMENT BUDGET REVENUES	209,598	215,458	254,277	296,824	331,700
I. GENERAL BUDGET REVENUES	203,027	208,610	246,051	286,554	320,277
Tax Revenues	168,109	172,440	210,560	253,809	278,751
Direct Taxes	59,023	61,133	66,566	82,057	92,520
Indirect Taxes	109,086	111,308	143,995	171,752	186,231
Other	34,918	36,170	35,491	32,745	41,526
Non-Tax Revenues	24,955	33,318	31,150	29,147	37,900
Capital Revenues	9,114	2,044	3,376	2,530	2,049
Grants and Aids	850	807	966	1,068	1,577
II. REVENUES OF SPECIAL BUDGET AGENCIES	4,825	5,037	6,333	8,174	9,085
III. REVENUES OF REG. & SUPERVISORY INSTITUTIONS	1,747	1,811	1,893	2,095	2,338
CENTRAL GOVERNMENT BUDGET EXPENDITURES	227,031	268,219	294,359	314,607	360,491
PRIMARY EXPENDITURES	176,369	215,018	246,060	272,375	312,075
Personnel Expenditure	48,856	55,947	62,315	72,914	86,455
Social Security Contributions	6,408	7,208	11,063	12,850	14,725
Purchase of Goods and Services	24,412	29,799	29,185	32,797	32,504
Interest Payments	50,661	53,201	48,299	42,232	48,416
Domestic Interest Payments	44,516	46,762	42,148	35,064	40,702
Foreign Interest Payments	5,738	6,318	5,982	6,668	7,277
Discount and Short Term Transactions	406	121	168	499	437
Current Transfers	70,360	91,976	101,857	110,499	129,266
Duty Losses	2,041	4,138	3,297	4,739	3,912
Treasury Aids	38,769	56,951	60,323	59,353	70,188
Transfers to Non Profitable Institutions	444	844	1,084	1,391	928
Transfers to Households	1,101	1,276	1,599	2,156	2,849
Agricultural Subsidies	5,809	4,495	5,817	6,961	7,553
Other Transfers to Households	883	1,031	850	1,448	5,421
Social Transfers	442	1,027	1,610	2,255	2,922
Transfers to Abroad	616	722	969	1,153	1,195
Shares from Revenues	20,256	21,492	26,308	31,043	34,296
Capital Expenditure	18,516	20,072	26,010	30,905	34,185
Capital Transfers	3,174	4,319	6,773	6,739	5,970
Lending	4,644	5,698	8,857	5,671	8,970
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	33,229	440	8,217	24,448	19,625
CENTRAL GOVERNMENT BUDGET BALANCE	-17,432	-52,761	-40,081	-17,783	-28,791
DEFERRED PAYMENTS	1,062	-2,324	1,493	68	563
OTHER DEFERRED PAYMENTS	-1,139	-1,374	942	4,363	1,070
ADVANCES	-1,551	-520	-871	-1,543	-2,388
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-19,061	-56,979	-38,517	-14,895	-29,546
CENTRAL GOVERNMENT BUDGET FINANCING	19,061	56,979	38,517	14,895	29,546
BORROWING (NET)	17,381	60,894	31,085	17,468	22,475
FOREIGN BORROWING (NET)	3,522	6,123	7,756	2,469	4,594
Receipts	14,597	14,395	18,436	13,990	16,581
Payments	-11,075	-8,272	-10,680	-11,522	-11,987
DOMESTIC BORROWING (NET)	13,859	54,770	23,329	14,999	17,881
-TL Denominated T-Bills	7,844	58	-4,511	-9,525	3,684
Receipts	18,606	19,332	17,543	725	3,684
Payments	-10,762	-19,275	-22,054	-10,250	0
-TL Denominated G-Bonds	14,824	60,943	39,021	27,212	17,824
Receipts	83,270	130,485	142,287	111,348	98,215
Payments	-68,446	-69,542	-103,266	-84,136	-80,391
-FX Denominated G-Bonds	-8,809	-6,230	-11,181	-2,688	-3,627
Receipts	2,107	80	2,807	0	0
Payments	-10,917	-6,310	-13,988	-2,688	-3,627
NET LENDING (-)	1,185	2,389	-1,765	-2,416	-1,617
Lending	1,749	3,080	51	305	152
Repayment (-)	564	690	1,816	2,720	1,769
PRIVATIZATION REVENUE	64	0	0	0	0
SDIF REVENUE SURPLUS	0	634	658	1,300	606
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	2,801	-2,159	5,010	-6,289	4,848

Source: UT and MoF

*	Provisional

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

PERSONAL INCOME TAX

The personal income tax is levied on a scheduler basis and includes the following features:

•	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 35%. The withholding tax is final.
•

Wage income from more than one employer is subject to declaration if the sum of the wage incomes (excluding wage income attributable to the first employer) is higher than the TL19,800 threshold for the year 2008, the TL22,000 threshold for the years 2009 and 2010, the TL23,000 threshold for the year 2011, and the TL25,000 threshold for the year 2012.

•

Capital income is taxed at marginal rates rising from 15% to 35% as of 2009, 2010 and 2011 .There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax.

The taxation of the gains derived from the sale and the retention of marketable securities and other capital market instruments, and the taxation of deposit interests, repo gains and the income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281 (a law regarding the amendments to current laws and adaptation of tax laws to New Turkish Lira). These regulations will be applied during the period between January 1, 2006 and December 31, 2015. In particular:

•

Interest income derived from government bonds issued after January 1, 2006 is subject to declaration if the total indexed amount of the gain derived from these government bonds is above the threshold level of TL19,800 for 2008, the threshold level of TL22,000 for 2009 and 2010, the threshold level of TL23,000 for 2011 and the threshold level of TL25.000 for 2012.

•

A withholding tax of 0% for non-residents and 10% for residents is applied on the gains from the retention and sale of all bonds (government, private sector, etc.) and Treasury bills issued after January 1, 2006.

•

Income from the sale of shares is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Istanbul Stock Exchange, held for more than one year.

•

On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code.

Dividends (except dividends from investment trusts) are currently subject to withholding tax of 15%. 50% of dividends earned in a year will be exempted from income tax and if the remaining 50% is above the threshold of TL22,000 for 2009 and 2010, the threshold of TL23,000 for 2011, and the threshold of TL25,000 for 2012, it will be included in taxable income and all withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above). The withholding tax rate which applied to stock weighted funds decreased to 0% with a Cabinet Decree dated December 1, 2009 (numbered 2009/14580). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange.

Income from bank deposits acquired after January 1, 2006 is subject to final withholding tax at a fixed rate of 15%.

CORPORATE INCOME TAX

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. Law No. 5520 also provided that:

•

According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Finance. The Ministry of Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389 and 399. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

•	Losses can be carried forward for 5 years.
•

Investment tax allowance application was eliminated at the beginning 2006, but according to temporary Article 69 of Income Tax Law (Law No. 193), corporate taxpayers could deduct the amounts of investment allowance that they could not deduct from their earnings in 2005 and the amounts of investment allowance of uncompleted investments only from the earnings in 2006, 2007 and 2008. However, this provision related to the earnings of 2006, 2007 and 2008 was annulled by the Constitutional Court on January 8, 2010. Accordingly, an amendment was adopted by Parliament, which provides that corporate taxpayers may benefit from the investment allowance exemption in following periods without regard to time restrictions in cases where the investment allowance could not be deducted because of insufficient income. However, the deductable amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled such restriction on the deductable investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including the earnings in 2011).

INVESTMENT INCENTIVE SYSTEM

The incentive system became effective with a Cabinet Decree dated July 14, 2009 (numbered 2009/15199), as amended by the Cabinet Decree dated June 15, 2012 (numbered 2012/3305). The falls within the scope of the new incentive system;

1 - General Incentive Applications

2 - Regional Incentive Applications (divided into 6 regions.)

3 - Large-Scale Investment Incentives

4 - Strategic Investment Incentives

Tax incentives to be provided under this application are shown in the table below.

Incentive	General Incentive Applications	Regional Incentive Applications	Large-Scale Investment Incentives	Strategic Investment Incentives
VAT Exemption	ϫ	ϫ	ϫ	ϫ
Customs Duty Exemption	ϫ	ϫ	ϫ	ϫ
Corporate/Income Tax Reduction		ϫ	ϫ	ϫ
* Income Tax Withholding Support	ϫ	ϫ	ϫ	ϫ
VAT refund **				ϫ
*	Provided that investment is made in region 6
**	Provided that strategic investments are above a fixed investment amount of TL500 million.

The minimum amounts of fixed investments, according to the applications, are defined as follows.

•

The minimum amount of fixed investment for the General Incentive System and Regional Incentive Applications are TL1 Million for the first and second region and TL500,000 for the third through sixth region.

•	The minimum amount of fixed investments for large scale incentive applications and strategic incentive applications has been determined is at least it must be TL50 Million .

Tax incentives

VAT Exemption: In accordance with the measure, VAT is not paid for imported and/or domestically provided machinery and equipment within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction: Calculation of income or corporate tax with reduced rates until the total value reaches the amount of contribution to the investment according to the envisioned rate of contribution.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be liable to withholding. The measure is applicable only for the investments to be made in Region 6 within the scope of an investment encouragement certificate.

VAT Refund: VAT collected on the building & construction expenses made within the frame of strategic investments with a fixed investment amount of TL500 million will be rebated.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 19.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. The employer’s contribution varies with the riskiness of the job, rising to 24%. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

VALUE ADDED TAX

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities; and
•	the importation of all goods and services.
•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”

It is possible to define exemptions under the VAT Law as full and partial exemptions. Full exemptions permit deductions and refund of taxes imposed; while partial exemption do not allow deduction and refund of taxes incurred and based on the scope of work provides for the inccurence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;
•	the supply of services abroad;
•	the processing of goods for exports;
•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;
•	the supply of services to ships and aircraft at harbors or airports;
•	the supply of international transport services;
•	the supply of goods and services to persons engaged in the exploration for prospecting activities;
•	the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;
•	international roaming contracts according to the reciprocity principle;
•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;
•	goods and services related to national security;
•	goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;
•	diplomatic exemptions;
•	the supply of gas oil for trucks and tractor trailers which transport export goods;
•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons;

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT: (Partial Exemptions):

•	Exemptions for cultural and educational purposes.
•	Exemptions for social purposes
•	Exemptions for military purposes.
•	Other exemptions listed under VAT Law Article 17

The VAT rates are currently as follows:

Standard Rate: The statutory rate of VAT is 10% for each transaction subject to VAT, however, the standard rate of 18% is applied pursuant to the Cabinet Decree.

Reduced rate: A reduced rate is applied to goods and services listed on Lists (I) and (II) annexed to Cabinet Decree No 2007/13033:

•	1% rate is applied to the goods and services which fall within the scope of List (I).
•	8% rate is applied to the goods and services which fall within the scope of List (II).

•	The goods and services that do not fall within the scope of List (I) or List (II) are subject to standard rate.
•

the reduced rate is 8% for food products (including chocolates and carbonated drinks but excluding alcoholic beverages), cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications, certain medical equipment and medical products, medicines, textile and confection products and custom manufacturing of them, stationary materials for students, tourism services, services given by restaurants, bakeries and etc., services given to senior citizens, the handicapped and orphans, agricultural machinery and heavy construction equipment, blood and blood components used to treat humans and animals; and

•

the reduced rate is 1% for particular agricultural products, newspapers and magazines and the rental of ships, aircrafts, and rail transportation vehicles, leasing machinery and devices for production pursuant to an investment incentive certificate.

DEVELOPMENTS IN TAX POLICY

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of goods. This tax consolidated a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax tariff is composed of four lists:

•	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;
•	List II includes registered and non-registered motor vehicles;
•	List III covers alcoholic beverages and tobacco products and cola; and
•	List IV has a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

Excise duty is applied according to the list as ad valorem or specific: Specific Excise tax is applied for energy products in List I as per liters, kilogram or per cubic meter. Ad valorem Excise tax is applied for motor vehicles in List II. Generally, ad valorem excise tax is applied to alcoholic beverages in List III, but it must be higher than minimum specific tax. With the Cabinet Decrees numbered 2009/14882 and 2009/15725, for the harmonization process to EU Acquis, the rate of taxation of alcoholic beverages is decreased to 0% (except beer). So effectively specific excise tax is applied to alcoholic beverages (except beer). Also ad valorem Excise tax is applied to tobacco products in List III but, again, it must be higher than minimum specific tax. Ad valorem tax is applied to goods in List IV.

The Excise Tax is an important tax which comprised approximately 25% of total tax revenues (excluding social security contributions) in 2008 and 2009, 27.2% in 2010, 25.3% in 2011 and 25.7% in 2012.

Investment Tax Allowance System

The investment tax allowance system was simplified with an automatic uniform rate of 40% without an investment certificate, abolished the allowance for predicted investment, and eliminated the 19.8% withholding tax on the investment tax allowance. For recourses before the introduction of the law, previous provisions apply. However, article 19 of the Personal Income Tax Law regarding investment allowance exception was abolished by Law No. 5479 and the transition period covering 2006, 2007 and 2008 was covered by provisional article 69 of Law No. 5479. Also, the 3 year limitation rule for investment tax allowance was cancelled by the Constitutional Court in 2010. Thus, provided that certain conditions are met, taxpayers can deduct, regardless of any time limitation, the amount of investment discount exemption which could not be accomplished in 2005. However, the deductable amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled that restriction on the deductable investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including earnings in 2011). In addition to this, the taxation of revenues gained from investments in certain sectors and in certain regions with the reduced rates is regulated by Article 32/A which was added to the Corporate Income Tax Law through Article 9 of the Law No.

5838 on February 28, 2009. A Government Decree (No.2009/15199) regarding State Incentives on Investments was also published in the Official Gazette on July 7, 2009.

Minimum Living Allowance

A tax allowance for wage-earners which was enacted by Repeated Article 121 was abolished by Article 31 of the Law No. 5615. Instead, a minimum living allowance which was enacted by Rearranged Article 32 of the Personal Income Tax Law will be amended and applied to income that is received as of January 1, 2008 by Article 2 of the Law No. 5615. According to the amendment, the annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied with 50% for the taxpayer himself, 10% for his spouse who neither works nor has an income, 7.5% for the each of the first two children and 5% for other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees older than 16 who work in the industry sector.

Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

VAT Developments

On May 30, 2007 Government decree (No.2007/12143) reduced VAT collected from hotel, hostels, holiday villages and similar accommodation services and asylums, nursing homes and orphanages to 8% from 18% was published in the Official Gazette (No.26537). On July 19, 2008, a Government decree (No. 2008/13902) regarding the reduction of VAT was published in the Official Gazette (No. 26941). With this decree, rentals of ships, aircrafts and railway vehicles (the supply of these vehicles are exempt from VAT according to the 13th article of VAT law (Law No. 3065) to taxpayers who are partially or fully engaged in renting and operating these vehicles was reduced to 1%.

Article 85 of Law No. 6111 on Restructuring of Certain Receivables and Amendment of Social Security and General Health Insurance Law and Other Certain Laws and Decrees amends Article 17 of the VAT Law, so that delivery of leasing certificates by asset leasing companies will be within the scope of VAT exemption.

Also, transfer of movable, immovable and intangible assets by sourcing companies to leasing companies and in the final return of these assets by leasing companies to sourcing companies will fall within the scope of VAT exemptions.

With a new provisional article added to the VAT Law by Law No. 6322, effective until December 21, 2023, any excess of VAT that cannot be deducted during the year and is incurred due to construction expenses relating to strategic investments in which a minimum fixed investment of TL500 Million is made upon receipt of investment incentive certificates will be refunded within the succeeding year to the applicable taxpayer.

Income Tax Developments

Personal Income Tax

On June 26, 2006, a new law (Law No. 5527) was approved by the Assembly and published in the Official Gazette on July 7, 2006 (No. 26221) and such law reduced the withholding tax on earnings derived from financial instruments by non-residents to zero and provided that non-residents are not responsible for any declaration. The withholding tax for domestic investors was reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. The withholding rate for income derived from sale of shares by domestic investors was reduced to 0% (as of November 14, 2008) by the Council of Minister’s Decree No. 2008/14272 dated November 13, 2008.

However, on August 2, 2006, it was announced that CHP had applied to the Constitutional Court for the cancellation of the withholding tax implementation introduced by Law No. 5527. On October 15, 2009, the Constitutional Court cancelled the withholding tax implementation and the decision was published in the Official Gazette on January 8, 2010. On July 27, 2010, the Assembly approved Law No. 6009 which reduced the withholding tax rate to 0% for corporations.

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111 the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal

Income Tax Law will be applicable to income derived from leasing certificates issued in Turkey as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 21, 2003, for the incentive certificates to be issued by the Ministry of Economy and income tax calculated for the portion of actively recruited employees’ wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, until December 31, 2017, natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able todeduct from their income tax base up to 75% of the capital they invest.

For natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Science, Industry and Technology, Scientific and Technological Research Council of Turkey, Small and Medium Enterprises Development Organization, the above mentioned deduction rate is set as 100%.

Corporate Income Tax

On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).

Article 5 of the Corporate Income Tax Law has been amended by Article 90 of Law No. 6111, so that the exemption rate of 75% which is applicable for the income derived from the sale of immovable property which is kept in the enterprise at least for two full years will be 100% for the income derived from the turnover of assets by sourcing companies to leasing companies and from the turnover of these assets by leasing companies back to the sourcing companies. The condition that the immovable property must be kept in the enterprise at least for two full years is not applicable.

With the amendment of Article 15 of the Corporate Tax Law, income derived from leasing certificates issued by asset leasing companies and their compulsory payment by the intermediary company will be considered within the scope of withholding

Amendment of Article 32/A of the Corporate Income Tax Law by Law No. 6322, the Council of Ministers is authorized, as a deduction from the investment contribution amount (which will be calculated from the start of the investment) to apply the reduced corporate income tax rate to an investor’s revenue from other activities within the investment period, provided that such deduction will not exceed 50% of the total investment contribution amount and the amount of investment expense;

Declaration is not required for gains from foreign funds, if portfolio management companies that have a portfolio management license issued by the Capital Markets Boards are not such funds’ permanent representative, permanent establishment or legal head office, if certain conditions are met.

New Incentive System in Corporate Income Tax Law

According to Article 32/A annexed to Corporate Income Tax Law No. 5520 pursuant to Law No. 5838, earnings which are stipulated in the Corporate Income Tax Law and are derived from investments made under the coverage of an incentive certificate issued by the Ministry of Economy shall be subject to reduced corporate income tax rates until such earnings reach the investment contribution rate beginning from the accounting period in which the investment begins to operate fully or partially, except for institutions operating in finance and insurance sectors, business partnerships, contracting businesses as well as the investments made under the Law No. 4283 and the Law No. 3996, dated August 5, 1994, and the investments made upon copyrights.

Other Taxes

With an amendment to the Stamp Duty Law, the turnover of assets (movable, immovable and intangible) to leasing companies or sourcing companies, the establishment of mortgages in connection with these turnovers, leasing certificates and documents prepared in connection with the leasing of these assets by leasing companies will be exempt from stamp tax.

Article 84 of the Law No. 6111 amended Article 123 of the Fee Law so that the turnover of assets to a leasing companies or sourcing company, and the establishment of mortgages in connection with these turnovers are exempt from fees.

A new article added to the Tax Procedural Law by Law No. 6322, permits venturecapitalfundsfounded in Turkey under the supervision of the CMB to set aside from relevant corporate earnings up to the lesser of 10% of declared in come or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

TAX REVENUES

The following table sets forth tax revenues for the years indicated:

Table No. 37

(in millions of YTL/TL)	2008	2009	2010	2011***	2012
Total Tax Revenues	168,109	172,440	210,560	253,809	278,751
Personal Income Tax	38,030	38,446	40,392	48,807	56,493
Corporate Income Tax	16,905	18,023	20,925	26,993	29,017
Motor Vehicle Tax	3,944	4,496	5,033	6,004	6,716
Domestic Value Added Tax (VAT)	16,805	20,853	26,325	29,956	31,572
Excise Tax	41,832	43,620	57,285	64,189	71,706
Petroleum Consumption Tax (Within Excise Tax)	23,941	25,525	31,697	33,573	35,935
Banking and Insurance Transaction Tax	3,695	4,003	3,571	4,288	5,471
Stamp Duty	3,945	4,169	5,083	6,464	7,360
Fees	5,050	4,755	7,034	8,344	9,646
Special Communication Tax	4,551	4,265	4,121	4,419	4,473
VAT on Imports	29,972	26,134	36,208	48,685	50,000
Other Tax Revenues	3,380	3,676	4,583	5,659	6,297

___________

Source: Ministry of Finance General Directorate of Public Accounts, UT

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table No. 38

	2008	2009	2010	2011***	2012
Total Tax Revenues	17.69	18.10	19.16	19.56	19.67
Personal Income Tax	4.00	4.04	3.68	3.76	3.99
Corporate Income Tax	1.78	1.89	1.90	2.08	2.05
Motor Vehicle Tax	0.42	0.47	0.46	0.46	0.47
Domestic Value Added Tax (VAT)	1.77	2.19	2.40	2.31	2.23
Excise Tax	4.40	4.58	5.21	4.95	5.06
Petroleum Consumption Tax (Within Excise Tax)	2.52	2.68	2.88	2.59	2.54
Banking and Insurance Transaction Tax	0.39	0.42	0.32	0.33	0.39
Stamp Duty	0.42	0.44	0.46	0.50	0.52
Fees	0.53	0.50	0.64	0.64	0.68
Special Communication Tax	0.48	0.45	0.38	0.34	0.32
VAT on Imports	3.15	2.74	3.28	3.75	3.53
Other Tax Revenues	0.36	0.39	0.41	0.44	0.44
Sources: Ministry of Finance General Directorate of Public Accounts, UT

*** Some figures of 2011 were revised according to the 2011 Final Account data.

STATE OWNED ENTERPRISES (SOEs)

SOEs (companies that are subject to Decree Law 233 and in which 100% of shares are owned by the Treasury) continue to play an important role in the Turkish economy. As of December 31, 2012 there were 22 SOEs in the Treasury’s portfolio (including three affiliates of Turkish State Railways (“TCDD”)). Besides the Treasury’s portfolio, there are public undertakings in the Privatization Administration’s portfolio. There are also majority state owned banks: T.C. Ziraat Bank, T. Halk Bank, Kalkinma Bank and Eximbank. A publicly owned satellite company - TURKSAT A.S. together with those banks have their own legislation. In addition, there are various publicly majority-owned companies which are the subsidiaries of the government agencies, municipalities and foundations controlled by the government.

Major non-financial companies in the Treasury’s and Privatization Administration’s portfolios are MKE (Mechanical and Chemical Industry Corporation); TMO (Turkish Grain Board), EUAS ( Electricity Generation Corporation), TEDAS (Turkish Electricity Distribution Corporation), TETAS (Turkish Electricity Trading and Contracting Company), TEIAS (Turkish Electricity Transmission Company), BOTAS (Petroleum Pipeline Corporation), TCDD (Turkish State Railways), TKI (Turkish Coal Enterprise), TTK (Turkish Hard Coal Company), Eti Maden (ETI Mine Works), TPAO (Turkish Petroleum Corporation), CAYKUR (Tea Company) and TSFAS (Turkish Sugar Factories Inc.). Supervision, regulation and audit of the aforementioned companies mentioned is carried out by several government agencies; including the Undersecretariat of Treasury, the Ministry of Development, the Prime Ministry, the Turkish Court of Accounts and Line Ministries and the Privatization Administration.

The state-owned banks; Ziraat Bank and Halk Bank are considered public joint-stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest commercial banks of all the banks, holding 24.8% of total savings deposits as of December 31, 2012.

In accordance with the provisions of the Council of Ministers’ Decision No. 2010/964, which modified Banking Law No. 4603, the privatization deadline of the state-owned banks, which was previously November 2010, was postponed to November 25, 2015. Treasury shares at Halk Bank were taken into the privatization portfolio and program in accordance with High Privatization Council Decree No.2007/8. An initial public offering was held for 24.98% of the Bank’s shares and the shares started trading on the Borsa Istanbul on May 10, 2007.

In 2012, Halk Bank’s shares were offered to the public for the second time and Halk Bank’s free float rose to 48.9%.

In addition to receiving funding directly from the Government budget, SOEs are also allowed to borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs in the Treasury’s portfolio and of non-financial companies in the Privatization Administration’s portfolio decreased from approximately TL2,809 million in 2011 to TL676 million in 2012.

The following table summarizes information related to the financing requirements of the above mentioned SOE System for the years indicated:

Table No. 39

Financing Requirements of SOE System

Thousands of TL	2008	2009	2010	2011	2012*
Total financing requirement:	-6,691,230	-7,945,101	-4,977,832	-8,439,299	-9,895,378
Increase (reduction) from internally generated funds	1,448,238	6,372,340	5,881,526	3,317,152	3,894,635
Net financing requirement from outside sources	-5,242,992	-1,572,762	903,694	-5,122,147	-6,000,743
Transfers from consolidated budget	5,103,608	5,446,406	6,137,769	7,930,969	6,676,518
Borrowing requirement	-139,384	3,873,644	7,041,462	2,808,822	675,775
Deferred payments	16,032,924	1,897,716	-66,498	-35,715,397	9,047,795
Advance payments	-15,233,838	-1,265,435	-3,639,817	32,067,117	-8,298,363
Cash financing requirement	659,703	4,505,926	3,335,147	-839,459	1,425,206
Change in cash	-1,506,966	-113,152	-1,565,470	578,204	-2,101,311
Securities and deposits	-358,616	-939,007	276,602	-746,396	-461,594
Domestic bank borrowing, net	380,655	-1,740,619	-559,975	502,644	175,142
Foreign borrowing, net	825,224	-1,204,569	-1,486,303	505,006	962,556
Government bonds	0	0	0	0	0

___________

* Provisional

Source: UT.

In 2012, SOE System reported a profit of TL4,344 million.

SOE System investments accounted for 10.65% of total public sector fixed investments in 2008, 11.3% in 2009, 12.3% in 2010, 12.8% in 2011 and 13.9% in 201210. Budgetary transfers to SOE System accounted for approximately 2.25%, 2.13%, 2.09%, 2.52% and 1.85% of central management budget expenditures in 2008, 2009, 2010, 2011 and 201211 respectively.

The following table summarizes the profits and losses of SOE System for the years indicated:

Table No. 40

Profits and Losses of SOE System

Thousands of TL	2008	2009	2010	2011	2012*
Total Revenues	96,026,497	95,071,928	100,556,831	115,306,580	128,662,018
Total Expenditures	97,571,193	88,757,805	93,745,958	112,711,349	124,318,351
Profit (loss)	-1,544,695	6,314,123	6,810,873	2,595,231	4,343,667

* Provisional

Source: UT.

ENERGY SECTOR

Electricity Sector

TEIAS, EUAS and TETAS: Significant steps have been made towards a fundamental restructuring of SOEs in the electricity sector pursuant to the Electricity Market Law (Law No. 4628), which came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmentally friendly electricity at a low cost and of good quality. The Government maintains a purely regulatory role that is managed by the Energy Market Regulatory Authority (“EMRA”), while retaining ownership of electricity transmission (a natural monopoly). Standard regulatory

______________
10	Provisional (Source: Ministry of Development)
11	Source: UT.

functions include licensing, tariff setting, market monitoring, and dispute settlement. Currently, the Turkish Electricity Transmission Company (“TEIAS”) is responsible for the transmission of electricity, the Electricity Generation Company (“EUAS”) is responsible for the generation of electricity, and the Turkish Electricity Trading and Contracting Company (“TETAS”) is responsible for the trading of electricity.

EUAS operates most of the electricity generating power plants. These are mainly lignite based, hydro based and natural gas based power plants. The installed capacity of EUAS, along with its affiliates is 24.774 MW which comprises about 43.4% of the total installed capacity in Turkey. EUAS carried out 37.9% of the energy generation in Turkey in the year 2012.

TEIAS operates high voltage transmission systems in Turkey and has a monopoly in this sector.

TETAS is primarily responsible for:

•	purchasing energy from privately owned Build-Operate (BO), Build-Operate-Transfer (BOT) and Transfer of Operating Rights (TOOR) power plants and EUAS hydro power plants;
•	selling the purchased energy to electricity distribution companies and eligible companies; and
•	exporting and importing energy.

After the enactment of the Electricity Market Law, supplementary legislation has been enacted by EMRA which is listed below in part:

•	Regulation Regarding the Investments in Electricity Distribution System, January 2007;
•	Regulation Regarding Secondary Services in Electricity Market, December 2008; and
•	Regulation Regarding Lighting, July 2009.

In order to announce the government’s intent to privatize the state-owned electricity utilities and liberalize the electricity market, the “Electricity Sector Reform and Privatization Strategy Paper” was issued on March 17, 2004 and was revised in 2009 in the light of the recent developments in the electricity market. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program. The 2009 amendment includes various mechanisms regarding supply security and involves the energy mix targets for 2020.

In 2008 one of the publicly owned electricity distribution company (Menderes Electricity Distribution Company) was privatized and in 2009, 2010 and 2011 ten more electricity distribution companies (Baskent, Sakarya, Meram, Osmangazi, Camlibel, Uludag, Coruh, Yesilirmak, Firat and Trakya) were privatized. By the end of the 2012, 13 out of 21 electricity distribution companies are operated by private sector. In 2010, 51 state owned small-sized hydroelectric power plants were privatized and the privatization process of state owned natural gas power plants commenced.

Based on a High Planning Council Decision (14/02/2008 Nr. 2008/T-5), a Cost Based Price Adjustment Mechanism (CPM) was adopted beginning on July 1, 2008. According to the CPM, tariffs of companies are revised based on changes in their electricity production and/or purchase costs. CPM has both backward and forward cost linkages. Accordingly, the revised tariffs will allow companies to realize annual financial targets in order to finance their planned investments and other expenses.

Gas Sector

BOTAS:  The sector is dominated by the government-owned Petroleum Pipeline Corporation (“BOTAS”), which is one of the most prominent SOEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.

According to Law No. 4646, BOTAS’s vertical integrated body was aimed to be separated in 2009. In this context the separation of accounts of BOTAS regarding the transmission, storage, sales and import activities has been completed.

Based on Law No. 4646 which aims to reduce the market share of BOTAS to 20%, BOTAS transferred 4 bcm/year of its import contract of 1998 with Gazexport to four private companies. BOTAS decided not to renew gas contract of 6 billion cubic meters (bcm) which ended in 2011 due to pricing disagreement. Shell, Bosphorus, Enerco and Avrasya Gaz have started importation and wholesale activities in addition to BOTAS.

In addition, some amendments were made to Law No. 4646 with the Law Amending Electricity Market Law and Some Other Laws No. 5784 published in the Official Gazette June 26, 2008. With this law BOTAS and other market participants were allowed to import liquefied natural gas.

Mining Sector

Eti Mine Works: Eti Mine Works, with its $797 million export revenue, is an important SOE in the mining sector. The company’s areas of operations include mining, processing and marketing of Turkey’s boron resources. Presently, Eti Mine has 73.5% of the world boron reserve. The Company covers approximately 46% of the world boron demand.

TKI: Turkish Coal Enterprise (“TKI”), which holds 18% of the Turkish lignite reserves, sells its products mainly to thermal power plants. In Turkey, domestic coal represents 16.2% of electricity production. Heating and various industrial sectors are the other customers of the Turkish Coal Enterprise. TKI also distributes lignite to low-income families and receives duty-loss payments from the Treasury for this distribution.

TTK: Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second important consumer of its hard coal product. TTK has been receiving capital transfers from the Treasury. Moreover, the company also receives duty-loss payments for coal distribution to low-income families.

Petroleum Sector

TPAO: Turkish Petroleum Corporation (“TPAO”) was formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector. Currently, TPAO is responsible for approximately 73% of the Turkey’s crude oil and 51% of Turkey’s natural gas production.

Agriculture Sector

TMO: Turkish Grain Board (“TMO”), which is associated with the Ministry of Food, Agriculture and Livestock, is an intervention agency which regulates the market. TMO has nearly 4 million tons of storage capacity and has purchased offices throughout Turkey. TMO purchased 1.8 million tons of cereal in 2012. Also, TMO purchased hazelnuts in 2006, 2007 and 2008 until the Government announced that there would no longer be government intervention in the hazelnut market beginning from 2009.

TEKEL: The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises (“TEKEL”) is under the privatization program associated with the Ministry of Finance. TEKEL has been assigned to carry out operations mainly in the areas of tobacco, tobacco products and salt. TEKEL purchases tobacco by entering into production contracts with farmers. The duties assigned to TEKEL are carried out by the following three establishments: the Leaf Tobacco Processing and Trading Establishment, the Salt Industry Establishment, and the Marketing and Distributions Establishment. After the privatization of the Cigarette Industries Enterprises and Trading Inc. in 2007, TEKEL’s logo was changed by the Privatization Administration’s decision and “TTA” was accepted as the new logo. TTA currently has few remaining operations, including the storage and sale of previously purchased tobacco, including purchases made for its own stock and purchases made on behalf of the government. With the decision of Privatization Administration, TTA’s job title is changed to “Real Estate Incorporated Company“ (Gayrimenkul A.S.) in 2012.

TSFAS: Turkish Sugar Factories Inc. (TSFAS) was established to produce and sell a variety of sugars. The company carries out sugar production in 33 factories, 25 of those factories produce sugar and 8 of them process by-products or factory equipments. TSFAS was taken into the privatization program on August 12, 2008. In accordance with High Privatization Council Decree No.2011/67, the privatization process of TSFAŞ is planned to be concluded by the end of 2014.

CAYKUR: The fundamental purpose of the Tea Enterprise (CAYKUR) is to improve the tea agriculture and the quality of tea leaf and to produce and sell tea. CAYKUR operates 49 factories and has a 53-55% market share in tea sales.

Railways

TCDD: TCDD (Turkish State Railways) provides passenger and freight transport services as the only railway transportation company in Turkey. As of the end of 2012, TCDD owns 12,008 kilometers of track, 888 km of which is a high speed train track, and 598 locomotives, 108 EMUs, 67 DMUs, 12 high speed EMUs, 944 passenger cars and 18,167 wagons.

High speed trains (HST) have been in operation on Ankara-Eskisehir line since 2009. Ankara-Konya HST line has gone into operation since 2011. Some implementations such as tenders or construction processes have been done on Ankara-Istanbul, Ankara-Izmir and Ankara-Sivas HST lines which are planned to be in service in coming years.

TCDD has approximately 32,000 employees (including its affiliates).

PRIVATIZATION IMPLEMENTATIONS

Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness; upgrading productivity; strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and as a result promoting employment.

In furtherance of these goals, major legislative changes have taken place in Turkey in recent years such as:

•	Electricity Market Law,
•	Natural Gas Market Law,
•	Telecommunications Law,
•	Sugar Law,
•	Tobacco Law,
•	Banking Law,
•	Petroleum Market Law,
•	Foreign Direct Investment Law,
•	Company Law,
•	Law concerning the elimination of Foreign Direct Investment restrictions in some sectors,
•	Law regarding several amendments which is aimed at accelerating privatization, and
•	Provisions authorizing real estate purchases by foreigners.

As a result, unprecedented privatization continues and a noticeable increase in foreign investor interest has occurred. Overall privatization proceeds realized by the Privatization Administration (PA) have reached $46 billion (on a commitment basis) as of December 31, 2012, of which $19.9 billion in revenue has been generated from the privatization of blue chip companies including Türk Telekom, Tüpraş, Erdemir, Halkbank and Petkim.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were $6.4 billion, $1.15 billion, $1.71 billion, $1.3 billion and $0.8 billion for the years 2008, 2009, 2010, 2011 and 2012, respectively. The total amount realized since 1995 is approximately $32 billion.

From the period January 1, 2008, through December 31, 2012, Turkey’s privatization implementations of Turkey have resulted in a net worth of approximately $16 billion (privatization implementations completed by PA). The following indicates a summary of the most significant privatization implementations completed between January 1, 2008, and December 31, 2012.

Name of the Company	Field of Operation	Date of Privatization	Amount ($ million)
PETKİM (Block sale)	Petrochemical	05/30/2008	2,040
TEKEL Tobacco	Tobacco Production	06/24/2008	1,720
9 Power generation companies	Power generation	09/01/2008	510
Türk Telekom (IPO of 15% of shares)	Telecommunication	05/07-09/2008	1,873
Baskent Electricity Dist. (Concession)	Electricity Dist.	01/28/2009	1,225
Sakarya Electr. Dist. (Concession)	Electricity Dist.	02/11/2009	600
Meram Elect. Dist. (Concession)	Electricity Dist.	10/30/2009	440
Samsun Port of Turkish Railways	Port operation	3/31/2010	125,200
Bandırma Port of Turkish Railways	Port operation	05/18/2010	175,500
Osmangazi Electr. Dist. (Concession)	Electricity Dist.	05/31/2010	485,000
Çamlıbel Elect. Dist. (Concession)	Electricity Dist.	08/31/2010	258,500
Uludağ Electr. Dist. (Concession)	Electricity Dist.	08/31/2010	940,000
Çoruh Electr. Dist. (Concession)	Electricity Dist.	09/03/2010	227,000
Yeşilırmak Elec. Dist. (Concession)	Electricity Dist.	12/29/2010	441,500
Fırat Elec. Dist. (Concession)	Electricity Dist.	12/31/2010	230,250
Trakya Elec. Dist. (Concession)	Electricity Dist.	12/30/2011	575,000
Iskenderun Sea Port of Turkish State Railways	Port Operation	12/30/2011	372,000
PETKİM (11% of minority shares sold to the parent company)	Petrochemical	06/22/2012	168,500
Halkbank (Secondary Offering of 23.92%)	Banking	11/16/2012	2,520,000
Various real estate properties of the Government	Real estate	year-round	315,000

Note: Only privatizations worth $100 million or more are listed above.

Privatization implementations by PA

Graphic: Privatization Implementations by years

Privatizations realized by other institutions

Name of the Company	Field of Operation	Year	Amount (U.S. billion)
İstanbul Ferry & Seabus Inc	Vehicle and Passenger Transport by Sea	2011	0.9
İzmir A. Menderes Int’l A’Port	Airport Operation (BOT/TOR)	2012	0.8
Total			1.7

Ongoing privatization implementations

The privatization program in various sectors is indicated as follows:

ENERGY SECTOR

With the aim of providing a framework for the privatization of the energy sector, the Electricity Energy Sector Reform and Privatization Strategy Paper was prepared by the State Planning Organization, Treasury, Energy Market Regulatory Authority and Privatization Administration under the coordination of the Ministry of Energy and Natural Resources. The Strategy Paper was approved by High Planning Council’s Decision dated March 17, 2004.

TEDAŞ, a state-owned electricity distribution company in Turkey was included in the privatization program by the Privatization High Council’s Decision, dated April 2, 2004. In accordance with the regional groupings set forth by the Strategy Paper, TEDAŞ currently provides electricity distribution and retail services through 19 recently formed regional companies (excluding Menderes EDAŞ which was transferred to Aydem A.Ş. by the Ministry of Energy).

Privatization of the electricity distribution sector will be conducted through the block sale of the shares of the distribution companies who hold the operating rights of all the distribution assets and the distribution and retail sale licenses in the designated regions.

In accordance with the framework set forth by the agreed privatization strategy, the details regarding the tender processes of the distribution companies are provided below:

A) Completed Transactions

Başkent Elektrik: Haci Ömer Sabanci A.Ş-Österreiche Elektriziatscwirtschafts AG-Enerjisa Üretim A.Ş JV was the highest bidder in the tender with a bid of $1.225 million. The transfer to the new operator was finalized on January 28, 2009.

Sakarya Elektrik: AKCEZ (Ak Enerji-Chez JV) was the highest bidder in the tender with a bid of $600 million. The transfer to the new owner was finalized on February 11, 2009.

Meram Elektrik: ALCEN Enerji Dagitim ve Perakende Satis Hizmetleri A.S. was the highest bidder with a bid of $440 million. The transfer to the new investor was finalized on October 30, 2009.

Osmangazi Elektrik Dağitim A.Ş: Dedeli Yatirim Insaat Teknik Elektrik Dagitim A.Ş (Eti Gümüş Group) was the highest bidder with a bid of $485 million. The contract between the Privatization Administration and the new investor was signed on May 31, 2010 and the shares were transferred on June 2, 2010.

Çoruh Elektrik Dağitim A.Ş operates in the provinces of Artvin, Giresun, Gümüşhane, Rize, and Trabzon. The highest bidder was Aksa Elektrik A.Ş with a bid of $227 million. The contract between Privatization Administration and the new investor was signed on September 30, 2010.

Yeşilirmak Elektrik Dağitim A.Ş operates in the provinces of Samsun, Amasya, Çorum, Ordu, and Sinop. The final negotiations were completed on November 6, 2009. The highest bidder was Çalik Enerji with a bid of $441.5 million. The contract was signed with the new investor on December 29, 2010.

Firat Elektrik Dağitim A.Ş operates in the provinces of Malatya, Elaziğ, Bingöl and Tunceli. The final negotiations were completed on February 2, 2010. The highest bidder was Aksa Elektrik with a bid of $230.3 million. The contract was signed with the new investor on December 31, 2010.

Çamlibel Elektrik Dağitim A.Ş operates in the provinces of Sivas, Tokat and Yozgat. The final negotiations were completed on February 2, 2010. The highest bidder was Kolin İnşaat Sanayi ve Ticaret A.Ş with a bid of $258.5 million. The contract was signed with the new investor on August 31, 2010.

Uludağ Elektrik Dağitim A.Ş operates in the provinces of Bursa, Balikesir, Çanakkale and Yalova. The final negotiations were completed on February 2, 2010. The highest bidder was Limak İnşaat Sanayi ve Ticaret A.Ş with a bid of $940 million. The contract was signed with the new investor on August 31, 2010.

Trakya Elektrik Dağitim A.Ş operates in the provinces of Edirne, Kirklareli and Tekirdağ. The final negotiations were completed on August 9, 2010. The highest bidder was Elektrik Perakende Satiş A.Ş. with a bid of $622 million. The contract was signed with the new investor on December 30, 2011.

Kayseri ve Civari Elektrik T.A.Ş. Yonca Enerji Yatirim Danişmanlik was the highest bidder for 20% of the shares of Kayseri ve Civari Elektrik T.A.Ş with a bid of $16.05 million. On September 21, 2012, the sale process was completed.

Aras Elektrik operates in the provinces of Erzincan, Bayburt, Erzurum, Kars, Ardahan, Ağri and Igdir. KİLER A.S was the highest bidder with a bid of $128 million. The contract was signed with the new investor on June 28, 2013.

B) Technically Completed Tenders

Dicle Elektrik Dağitim A.Ş operates in the provinces of Diyarbakir, Şanliurfa, Mardin, Batman, Siirt and Sirnak. Initially, the highest bidder was Karavil Dayanikli Tüketim Mallari İnşaat Otom. Pet. Ürün Paz. Sanayi ve Ticaret Ltd. Şti.- Ceylan İnşaat ve Ticaret A.Ş. JV with a bid of $228 million. This tender was canceled in 2012. The final tender was concluded on March 15, 2013. The highest bidder was İşkaya-Doğu JV. The contract amount is $387 million and was signed on June 28, 2013.

Vangölü Elektrik Dağitim A.Ş operates in the provinces of Bitlis, Hakkari, Muş and Van. Initially, the highest bidder was Aksa Elektrik with a bid of $100.1 million. This tender was canceled in 2012. The final tender was concluded on March 15, 2013. The highest bidder was Türkerler Construction Company. The contract amount is $118 million and was signed on July 26, 2013.

AYEDAS Istanbul Anatolian Side Distribution Co. operates in the entire area of the Anatolian side of Istanbul. The final tender was concluded on March 15, 2013. The highest bidder was EnerjiSA and the contract amount $1,227 million. It is anticipated that the transfer of shares will be completed in the second half of 2013.

Toroslar Electricity Distribution Co. operates  in the provinces of Adana, Gaziantep, Hatay, Mersin, Kilis and Osmaniye. The final tender was concluded on March 15, 2013. The highest bidder was EnerjiSA and the contract amount is $1,725 million. It is anticipated that the transfer of shares will be completed in the second half of 2013.

Boğaziçi Electricity Distribution Co. operates in the European side of Istanbul. The contract amount is $1,960 million and was signed with Limak-Kolin-Cengiz on May 28, 2013.

Gediz Electricity Distribution Co. operates in the provinces of İzmir and Manisa (Aegean Region). The contract amount is $1,231 million and was signed with Elsan, Tümaş, Karaçay on May 29, 2013.

Akdeniz Electricity Co. operates in the provinces of Antalya, Burdur and Isparta (West Med. Region). The contract amount is $546 million. and was signed with Limak-Kolin-Cengiz on May 28, 2013.

The transfer of the shares of the above companies to the new owners will be completed subsequent to the completion of the legal transactions.

C) Electric Power Generation

i) Run of the River hydroelectric plants:

The tender for the privatization of 9 generation plants of Ankara Doğal Elektrik Üretim ve Ticaret A.Ş with a capacity of 140 MW was finalized for $510 million and the power generation plants were transferred to Zorlu Enerji Elektrik Üretim. A.Ş, on September 1, 2008.

50 small and medium size run-of-the river power generation plants with a total installed capacity of 140 MW were tendered under 18 portfolios in 2010. As of June 30, 2013, 10 portfolios were privatized through the transfer of operating rights. Final negotiations for the privatizations were completed on May 29, 2010 for $440 million. It is anticipated that the transfer of the remaining portfolios will be completed in the upcoming months.

ii) Coal fired power generation plants:

-	Seyitömer

The tender announcement was made on November 6, 2012. Final negotiations were completed on December 28, 2012. The highest bidder was Çelikler Holding with a bid of $2,248 million. and the transfer was made on June 17, 2013.

-	Kangal

The tender announcement was made on November 6, 2012. Final negotiations were completed on February 8, 2013. The highest bidder was Konya Şeker Sanayi ve Ticaret A.Ş - Siyahkalem Mühendislik Insaat ve Sanayii Ltd JV with a bid of $958 million. It is anticipated that the transfer to the new investor will occur in the second half of 2013.

iii) Natural gas fired power generation plant

-	Hamitabat

The tender announcement was made on August 10, 2012. Final negotiations was completed on March 6, 2013. The highest bidder was Limak Holding A.Ş with a bid of $105 million. It is anticipated that the transfer to the new investor will occur in the second half of 2013.

Consultants to PA are working on the privatization strategy of the remaining power generation plants.

D) Başkent Natural Gas Supply

The tendering of 80% shares of Başkent Natural Gas was cancelled recently as a result of insufficient bid prices obtained from potential investors. Under a law enacted in July of 2012, the remaining 20% of shares held by the Municipality of Ankara was also included in the retendering, which was finalized in early 2013. The shares were transferred as of May 31, 2013.

TÜRKİYE HALK BANKASI (HALKBANK)

In accordance with the authorization provided to Privatization High Council (PHC) by the Banking Law, an IPO for the 24.98% of shares of the bank was concluded on May 2-4, 2007 for $1.8 billion. A second tranche of 23.92% of shares of the bank was sold thru Borsa Istanbul-BIST (formerly known as Istanbul Stock Exchange) in the form of secondary global offering in November of 2012 for $2,520 million. The PA’s consultants continue to determine the privatization strategy for the remaining shares.

SEA PORTS OPERATED BY TURKISH STATE RAILWAYS (TCDD) AND MARINAS

In accordance with the relevant provisions of the Privatization Law, the six sea ports, namely Mersin, İskenderun, İzmir, Bandirma, Derince and Samsun ports, operated by TCDD were included in the privatization portfolio. The privatization of the sea ports were carried out through a transfer of operational rights. Of the privatization of six sea ports;

•

privatization of  the Mersin port was completed in November of 2007, by transferring the operational rights to the Port of Singapore-Akfen Joint Group, for a period of 36 years with revenue of $755 million.

•	the retender of the İzmir cruiseport expired on September 07, 2012. Technical studies to retender the port continue.
•	privatization of the Samsun port was completed on March 31, 2010 to Ceynak Lojistics for a period of 36 years for $125.2 million.
•	the transfer of operating rights of the Bandırma port to the Çelebi Joint Group for a period of 36 years was finalized on June 8, 2010 for $175 million.
•	the Derince port tender was cancelled. Subsequent to resolution of certain technical problems by the Privatization Administration, the retendering process will commence.
•

the retendering of Iskenderun port under TOR was finalized on September 28, 2010. The highest bidder was Limak Yatırım Enerji Üretim A.Ş who proposed $372 million. for a period of 36 years. The transfer of shares was realized on December 30, 2011.

Fenerbahçe-Kalamis Marina is located in the Anatolian side of Istanbul and classified as the most significant and important marina in Turkey. The public works studies prior to privatization are continuing.

THE PORT OF SALIPAZARI OPERATED BY TURKISH MARITIME LINES

The port of Salipazari, operated by Turkish Maritime Lines, and its vicinity are planned to be switched to a cruiser port. In addition to a cruiser port, there will be shopping centers, boutique hotels, entertainment units and cultural centers. The tender announcement was made during 2012 and expired as of April 30, 2013. The highest bidder was Doğuş Holding with a bid of $702 million.

TOLL MOTORWAYS AND BOSPHOROUS BRIDGES

The privatization studies of toll motorways, two Bosphorous bridges, the beltways (periferique) of Ankara and İzmir and the service units operated by the Turkish Highways General Directorate is almost complete. The strategy report is ready and various legal modifications have been made. The tender announcement which was made on August 25, 2011 expired on October 31, 2012. A new privatization strategy is under consideration.

The names of the toll motorways and Bosphorous bridges subject to privatization are set forth below:

-	Edirne-İstanbul-Ankara
-	Pozantı-Tarsus-Mersin
-	Tarsus-Adana-Gaziantep
-	Toprakkale-İskenderun
-	Gaziantep-Şanlıurfa
-	İzmir-Çeşme
-	İzmir-Aydın
-	Ankara and İzmir beltways
-	Fatih Sultan Mehmet and Bosphorous Bridges

TÜRK TELEKOM

Following the privatization of 55% of the shares of Türk Telekom in 2005, an additional 15% of shares have been privatized through an IPO on May 7-9, 2008. A total of $1.9 billion was raised from the IPO. A secondary offering is planned for the 6.68% of shares which is intended to be completed by the end of 2013. The strategy for the sale of the remaining shares of the Company held by the Turkish Treasury has not yet been determined.

NATIONAL LOTTERY

In accordance with PHC decision, the privatization of national lottery operation will only include the license that transfers the rights to plan and organize the games of chance and execute draws and install systems of games of chance and operation activities. Any asset and liability of National Lottery Administration will not be subject to privatization. The license will be granted to the bidder in the form of a profit sharing method and the duration period will be 10 years. The license includes passive drawing game, instant scratch card game, lotto and super lotto, numeric games and new games to be introduced. The preparations and the technical studies have almost been completed.  It is anticipated that the tender announcement will be made shortly and the process will be complete by the end of 2013.

DOĞUSAN A.Ş

The company is engaged primarily in the manufacturing of concrete perlit tiles and is located in Erzincan, one of the eastern provinces of Turkey. 43.91% of the company shares are traded in Borsa Istanbul (formerly known as Istanbul Stock Exchange). The remaining 56.09% of shares are in the portfolio of the Privatization Administration. PA attempted 4 tenders. However, due to unsatisfactory tender prices and the non-fulfillment of purchase obligations by the investor, none of the tenders were completed. No PHC decision was held for the future privatization process of the company.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects.

In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2008-2012 period. Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

Table No. 41

	Extra Budgetary Funds (Million TL)
	2008	2009	2010	2011	2012
Revenues	3,819	4,052	4,697	5,763	10,997
Expenditures	4,243	4,398	4,241	4,522	4,467
Surplus (Deficit)	-424	-346	456	1,241	6,530
Financing	424	346	-456	-1,241	-6,530

Source: Ministry of Development

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax keep revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2008, total expenditures by local authorities increased to TL36,585 million and the deficit was TL6,066 million. In 2009, total expenditures by local authorities decreased by 1.08% to TL36,189 million and the deficit was realized as TL4,036 million. In 2010, total expenditures by local authorities increased to TL37,162 million and the surplus was TL1,021 million. In 2011, total expenditures by local authorities increased 18.49% to TL44,033 million and the surplus was TL2,525 million. In 2012, total expenditures by local authorities were estimated to be TL51,411 and the surplus was estimated to be TL1,069 million.

The following table presents the operating balance of the local authorities for the years indicated:

Table No. 42

	Local Authorities (Million TL)
	2008	2009	2010	2011	2012 (1)
Revenues	30,519	32,153	38,183	46,558	52,480
Expenditures	36,585	36,189	37,162	44,033	51,411
Surplus (Deficit)	-6,066	-4,036	1,021	2,525	1,069

Source: Ministry of Development

(1)	Provisional

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table No. 44

	Public Sector Fixed Investment
	2008	2009	2010	2011	2012(1)
	(percentage of total)
Agriculture	8.6	12.8	9.9	9.8	10.6
Mining	1.7	2.1	1.9	2.3	2.2
Manufacturing	0.9	1.1	0.8	0.8	1.0
Energy	9.2	9.5	6.5	6.5	5.6
Transport and communication	37.7	29.9	43.7	41.4	38.6
Tourism	0.4	0.3	0.5	0.6	0.7
Housing	1.5	1.5	1.5	1.7	1.5
Education	9.9	12.4	10.4	12.2	14.2
Health	5.6	6.9	4.8	5.0	5.3
Other Services	24.6	23.4	20.1	20.5	20.4
Total	100.0	100.0	100.0	100.0	100.0
Total (millions of TL)	39,061	39,173	47,004	53,247	59,883.3

(1)	Provisional estimate.
(2)	At current prices.

Source: Ministry of Development.

PUBLIC SECTOR BORROWING REQUIREMENT

In 2008, the central government budget deficit was TL17,432 million, representing 1.83% of GDP. Total PSBR was realized as 1.62% of GDP in 2008. In 2009, the central government budget deficit was TL52,761 million, representing 5.54% of GDP. Total PSBR was realized as 5.12% of GDP in 2009. In 2010, the central government budget deficit was TL40,081 million, representing 3.65% of GDP. Total PSBR was realized as 2.3% of GDP in 2010. In 2011, central government budget deficit was TL17,783 million, representing 1.37% of GDP. Total PSBR was realized as 0.14% of GDP in 2011. In 2012, the consolidated budget deficit was estimated to be TL28,791 million, representing 2.03% of GDP. Total PSBR is expected to be 0.90% of GDP in 2012.

In 2008, total public debt stock (gross) as a percentage of GDP slightly increased to 42.9%. The net debt of the public sector declined to 28.2% in 2008. In 2009, total public debt stock (gross) as a percentage of GDP increased to 48.9%. The net debt of the public sector increased to 32.5% in 2009. In 2010, total public debt stock (gross) as a percentage of GDP decreased to 45.2%. The net debt of the public sector decreased to 28.9% in 2010. In 2011, total public debt stock (gross) as a percentage of GDP declined to 42.1%. The net debt of the public sector declined to 22.4% in 2011. In 2012, total public debt stock (gross) as a percentage of GDP declined to 39.7%. The net debt of the public sector declined to 17% in 2012.

The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:

Table No. 45

	Public Sector Borrowing Requirement
	2008	2009	2010	2011	2012(1)
Consolidated budget	1,83	5,54	3,65	1,37	2,03
Local administrations	0,64	0,42	-0,09	-0,19	-0,04
SSI, UIF, EBFs and Revolving Funds	-0,82	-0,50	-0,55	-0,82	-1,03
Social Security Institutions (SSI)	0,01	-0,06	-0,03	-0,02	0,01
Unemployment Insurance Fund (UIF)	-0,80	-0,39	-0,35	-0,58	-0,54
Revolving Funds	-0,07	-0,09	-0,13	-0,12	-0,04
EBFs	0,04	0,04	-0,04	-0,10	-0,46
SOEs	-0,03	-0,41	-0,64	-0,22	-0,05
SOEs not under privatization	-0,06	-0,44	-0,73	-0,17	-0,05
SOEs under privatization	0,04	0,03	0,09	-0,05	0,00
Total	1,62	5,05	2,36	0,14	0,90

Source: Ministry of Development

(1)	Provisional estimate.

DEBT

GENERAL

In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments such as zero coupon securities, inflation, revenue and foreign exchange-indexed securities, foreign exchange-denominated securities, lease certificates, Government Bonds with fixed coupon payments and floating rate notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.

The Treasury issues Government securities through public offerings, direct sales, TAP sales and auctions. Turkey has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

The total gross outstanding external debt of Turkey was approximately $316.8 billion at the end of the first quarter of 2012, approximately $321.6 billion at the end of the second quarter of 2012, approximately $326 billion at the end of the third quarter of 2012 and approximately $337.5 billion at the end of the fourth quarter of 2012.

Turkey issued the following external debt in 2012, and as of the date of this Annual Report in 2013:

•	$1.5 billion of global notes on January 26, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.
•	$1 billion of global notes on February 16, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.
•	¥90 billion of Samurai bonds on March 15, 2012 under the Japan Bank for International Cooperation guarantee, which mature on March 15, 2022 and have a 1.470% annual interest rate.
•	$1 billion of global notes on June 26, 2012, which mature on January 14, 2041 and have a 6.00% annual interest rate.
•	$1.5 billion of lease certificates on September 26, 2012, which mature on March 26, 2018 and have a 2.803% annual lease rate.
•	$1 billion of global notes on December 11, 2012, which mature on January 14, 2041 and have a 6.00% annual interest rate.
•	$1.5 billion of global notes on January 15, 2013, which mature on March 23, 2023 and have a 3.25% annual interest rate.
•	¥18.4 billion of Samurai bonds on February 6, 2013, which mature on February 7, 2033 and have a 2.680% annual interest rate.
•	$1.5 billion of global notes on April 16, 2013, which mature on April 16, 2043 and have a 4.875% annual interest rate.
•

The aggregate amount of scheduled repayment of principal and interest of external debt of Turkey as of March 31, 2012 was $68.3 billion, $43.0 billion and $31.7 billion for 2013, 2014, and 2015, respectively.

Turkey’s central government domestic debt was approximately TL386.5 billion on December 31, 2012, compared with TL368.8 billion on December 31, 2011. These numbers represent a 1.1% decrease (from 28.4 in 2011 to 27.3% in 2012) in the ratio of domestic debt to GDP between two years.

Turkey’s gross external debt was approximately $337.5 billion as of December 31, 2012, compared to $304.4 billion as of December 31, 2011.

On October 31, 2012, the Republic announced its 2013 financing program. According to the 2013 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL188.6 billion of debt in 2013, of which approximately TL172.1 billion is domestic debt and approximately TL16.5 billion is external debt. The total borrowing target for the Republic in 2013 is approximately TL164.3 billion of which approximately TL150.6 billion would consist of domestic borrowing and approximately TL13.7 billion would consist of external borrowings. Other sources of funds in 2013 will consist of cash primary surplus, privatization revenues, the revenues from 2-B land sales, transfers from the Unemployment Insurance Fund and the Savings Deposit Insurance Fund (“SDIF”), receipts from on-lending and guaranteed debt and use of cash account (which are targeted to yield TL24.3 billion in total in 2013).

DOMESTIC DEBT

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been substantial improvement in both the level and structure of the Treasury’s domestic debt stock in recent years as a result of the strong fiscal performance and improving market sentiment. The ratio of domestic debt stock to GDP, which was 28.9% at the end of 2008 has progressively declined to 27.3% as of the end of 2012.

Several key reforms have been implemented in the area of debt management during the last several years:

With the increased confidence both in domestic and international markets and the downward trend in inflation, foreign investors’ TL denominated issues have grown rapidly. As a result, the share of foreign investors in total domestic debt increased from 10.3% at the end of 2008 to 23.2% at the end of 2012. These developments have prepared the grounds for Treasury to increase the maturity of the debt stock, by the issuances of five and seven year Floating Rate Notes (“FRN”) and fixed couponed Government Bonds. In 2010, Treasury began to issue ten year fixed couponed and CPI Indexed Government Bonds. All of the outstanding foreign currency indexed and denominated debt securities were redeemed and thereby the share of FX liabilities in total debt stock decreased from 8.4% at the end of 2008 to 0% at the end of 2012. In addition, there have been only three T-bill issuances realized during 2012 such that the share of T-bill debt stock in total is approximately 1% as of 2012.

•

To further enhance the liquidity of domestic debt, the primary dealership system for government securities has been implemented since May 2000, however during the May 2001 - September 2002 period, it was suspended due to negative financial conditions. Currently the primary dealership system for 2013 is in effect. In the last few years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn is expected to lead to decreased costs in the primary market.

Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2012 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis in a period of three months. In this way, by reducing the number of securities in the market, liquidity of securities was increased. For this purpose, TL denominated 2, 5 and 10 year fixed rate coupon bonds have been issued on a regular basis in line with international practice since the end of 2012.

In line with the objectives of diversifying the instruments, broadening the investor base and lengthening borrowing maturities, CPI Indexed Government Bonds have continued to be issued.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Specifically, the issuance of lease certificates raised $1.5 billion from the international markets in September 2012 and TL1.6 billion from the domestic markets in October 2012.

Average maturity was increased in the year 2012. The average maturity of cash borrowing was 32 months in 2008, 35 months in 2009, 44 months in 2010,48 months in 2011 and 61 months in 2012. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was annually realized as 19.2%, 11.6%, 8.5%,8.7% and 8.8% in the period of 2008-2012.

There has also been an improvement in the structure of domestic debt stock. As a result of strategic benchmarks which have been set in accordance with debt strategies based on risk analysis, the portion of foreign currency linked or denominated debt in the total domestic debt stock has consistently decreased and was reduced to 0% in 2012 compared to 8.4% in 2008. The share of fixed interest rate instruments in total domestic debt stock has increased to 52.2% in 2012 from 51.2% in 2008. On the other hand, there have been no new issuances of non-cash debt securities during 2012. Therefore, the ratio of non-cash debt securities to total debt stock is 0.5% as of the end of 2012.

The Treasury aims to increase maturity of borrowing in the upcoming years while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets. These, together with continued strong fiscal policies, are intended to ensure a sustainable path for domestic debt. The following tables show the domestic debt securities auctioned in years 2008-2012:

Table No. 46

Treasury Auctions

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2008

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				Net
	Date	Date	Date	Average Interest Rate (%)			Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(in thousands of TL)
January
3 Month T. Bill (91 days) (r)	28.12.2007	02.01.2008	02.04.2008	3.84	15.38	16.29	1,353,374	664,606	640,000
6 Month T. Bill (182 days) (r)	14.01.2008	16.01.2008	16.07.2008	7.85	15.70	16.31	3,067,238	1,036,414	961,000
21 Month G. Bond (630 days)	14.01.2008	16.01.2008	07.10.2009	29.68	17.15	16.20	4,525,001	4,440,680	3,424,423
February
6 Month T. Bill (182 days) (r)	18.02.2008	20.02.2008	20.08.2008	8.09	16.18	16.83	2,499,032	989,013	915,000
20 Month G. Bond (595 days) (r-o)	19.02.2008	20.02.2008	07.10.2009	28.66	17.53	16.67	2,530,248	2,867,952	2,229,057
March
6 Month T. Bill (182 days) (r)	11.03.2008	12.03.2008	10.09.2008	8.24	16.47	17.15	1,437,468	899,453	831,000
19 Month G. Bond (574 days) (r-o)	11.03.2008	12.03.2008	07.10.2009	29.14	18.48	17.60	2,820,455	3,314,800	2,566,853
April
3 Month T. Bill (91 days) (r)	01.04.2008	02.04.2008	02.07.2008	4.19	4.16	16.65	1,945,985	1,334,327	1,281,000
12 Month G. Bond (364 Days)	07.04.2008	09.04.2008	08.04.2009	18.32	18.26	18.26	1,950,662	2,404,503	2,033,178
21 Month G. Bond (644 days)	08.04.2008	09.04.2008	13.01.2010	34.99	34.93	19.74	3,973,579	6,004,471	4,450,210
May
20 Month G. Bond (616 days) (r-o)	06.05.2008	07.05.2008	13.01.2010	35.33	20.88	19.57	1,263,468	2,153,501	1,591,325
June
19 Month G. Bond (581 days) (r-o)	10.06.2008	11.06.2008	13.01.2010	36.53	22.88	21.54	1,278,756	2,434,986	1,783,480
July
6 Month T. Bill (182 days) (r)	14.07.2008	16.07.2008	14.01.2009	9.12	18.24	19.07	6,961,077	3,839,933	3,519,000
12 Month G. Bond (364 Days)	15.07.2008	16.07.2008	15.07.2009	20.39	20.39	20.39	1,476,548	2,518,841	2,092,271
21 Month G. Bond (637 days)	15.07.2008	16.07.2008	14.04.2010	40.90	23.37	21.64	2,903,249	6,880,128	4,882,967
August
11 Month T. Bill (336 days) (r-o)	11.08.2008	13.08.2008	15.07.2009	17.63	19.10	19.23	1,916,303	2,558,041	2,174,716
20 Month G. Bond (609 days) (r-o)	12.08.2008	13.08.2008	14.04.2010	33.40	19.96	18.80	4,746,017	6,499,975	4,872,567
6 Month T. Bill (182 days) (r)	19.08.2008	20.08.2008	18.02.2009	9.08	18.15	18.98	4,567,385	2,974,528	2,727,000
September
6 Month T. Bill (182 days) (r)	09.09.2008	10.09.2008	11.03.2009	9.06	18.12	18.95	1,671,950	711,084	652,000
19 Month G. Bond (581 days) (r-o)	09.09.2008	10.09.2008	14.04.2010	31.42	19.69	18.67	1,735,807	2,194,555	1,669,859
October
13 Month G. Bond (406 days) (r-o)	07.10.2008	08.10.2008	18.11.2009	23.09	20.70	20.47	351,937	718,957	584,067
20 Month G. Bond (623 days)	07.10.2008	08.10.2008	23.06.2010	37.79	22.08	20.60	1,627,814	3,332,638	2,418,725
November
12 Month G. Bond (371 days)	11.11.2008	12.11.2008	18.11.2009	23.27	22.83	22.78	2,274,781	1,457,823	1,182,587
7 Month T. Bill (210 days)	24.11.2008	26.11.2008	24.06.2009	11.48	19.90	20.73	1,786,966	3,640,514	3,265,541
19 Month G. Bond (574 days) (r-o)	25.11.2008	26.11.2008	23.06.2010	36.13	22.91	21.60	1,351,389	6,018,779	4,421,273
December
11 Month T. Bill (336 days) (r-o)	16.12.2008	17.12.2008	18.11.2009	17.19	18.63	18.75	1,144,664	1,922,046	1,640,044
18 Month G. Bond (553 days)	16.12.2008	17.12.2008	23.06.2010	29.47	19.40	18.53	1,599,191	2,141,553	1,654,072
2008 TOTAL							64,760,344	75,954,101	60,463,218
______________

Source: UT.

AUCTIONS FOR ZERO COUPON  TREASURY NOTES IN 2009

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				Net
	Date	Date	Date	Average Interest Rate (%)			Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(in thousands of TL)
January
6 Month T. Bill (182 days) (r)	12.01.2009	14.01.2009	15.07.2009	7.79	15.58	16.18	3,025,743	1,069,261	992,000
22 Month G. Bond (658 days)	13.01.2009	14.01.2009	03.11.2010	31.09	17.20	16.16	2,777,339	4,928,040	3,759,302
February
13 Month G. Bond (392 days)	02.02.2009	04.02.2009	03.03.2010	16.00	14.86	14.78	3,753,949	6,152,415	5,303,760
21 Month G. Bond (637days) (r-o)	03.02.2009	04.02.2009	03.11.2010	28.44	16.25	15.38	4,078,161	11,403,921	8,878,753
6 Month T. Bill (182 days) (r)	17.02.2009	18.02.2009	19.08.2009	6.91	13.82	14.30	5,087,838	3,680,996	3,443,000
March
12 Month G. Bond (364 days)	09.03.2009	11.03.2009	09.09.2009	6.35	12.70	13.10	1,687,152	655,105	616,000
21 Month G. Bond (637days) (r-o)	10.03.2009	11.03.2009	03.03.2010	14.24	14.52	14.54	5,009,867	3,717,222	3,253,834
April
22 Month G. Bond (665 days)	07.04.2009	08.04.2009	02.02.2011	25.72	14.08	13.35	3,448,381	3,741,547	2,976,175
May
12 Month G. Bond (364 days)	04.05.2009	06.05.2009	05.05.2010	11.42	11.42	11.42	3,546,068	5,639,414	5,061,269
21 Month G. Bond (637days) (r-o)	05.05.2009	06.05.2009	02.02.2011	21.40	12.23	11.72	3,932,685	7,538,338	6,209,474
June
20 Month G. Bond (588 days) (r-o)	23.06.2009	24.06.2009	02.02.2011	20.25	12.54	12.09	1,267,086	3,350,574	2,786,274
July
6 Month T. Bill (182 days) (r)	13.07.2009	15.07.2009	13.01.2010	4.68	9.37	9.59	4,192,512	1,513,743	1,446,000
22 Month G. Bond (665 days)	14.07.2009	15.07.2009	11.05.2011	22.22	12.16	11.61	2,682,756	4,508,580	3,689,015
August
12 Month G. Bond (357 days)	03.08.2009	05.08.2009	28.07.2010	9.35	9.53	9.54	6,250,381	5,812,419	5,315,631
21 Month G. Bond (644 days) (r-o)	04.08.2009	05.08.2009	11.05.2011	18.56	10.49	10.10	4,048,784	4,527,871	3,819,073
6 Month T. Bill (182 days) (r)	17.08.2009	19.08.2009	17.02.2010	4.28	8.56	8.74	6,774,251	3,647,706	3,498,000
September
6 Month T. Bill (182 days) (r)	07.09.2009	09.09.2009	10.03.2010	4.12	8.24	8.41	1,863,487	799,633	768,000
20 Month G. Bond (609 days) (r-o)	08.09.2009	09.09.2009	11.05.2011	16.19	9.68	9.38	2,069,807	2,646,362	2,277,516
October
14 Month G. Bond (427 days)	05.10.2009	07.10.2009	08.12.2010	8.71	7.42	7.38	5,802,601	5,250,877	4,830,280
22 Month G. Bond (665 days)	06.10.2009	07.10.2009	03.08.2011	14.56	7.97	7.72	1,527,018	4,547,190	3,969,383
November
13 Month G. Bond (385 days) (r-o)	16.11.2009	18.11.2009	08.12.2010	8.65	8.18	8.16	3,739,514	3,015,616	2,775,658
21 Month G. Bond (623 days) (r-o)	17.11.2009	18.11.2009	03.08.2011	15.45	9.03	8.76	7,501,978	4,519,199	3,914,405
December
20 Month G. Bond (602 days) (r-o)	08.12.2009	09.12.2009	03.08.2011	15.32	9.27	9.00	2,681,375	1,790,024	1,552,163
2009 TOTAL							86,748,732	94,456,053	81,134,965
______________

Source: UT.

AUCTIONS FOR ZERO COUPON  TREASURY NOTES IN 2010

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				Net
	Date	Date	Date	Average Interest Rate (%)			Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(in thousands of TL)
January
6 Month T. Bill (182 days) (r)	11.01.2010	13.01.2010	14.07.2010	3.62	7.23	7.36	6,590,496	3,024,543	2,919,000
15 Month G. Bond (448 days)	18.01.2010	20.01.2010	13.04.2011	10.10	8.21	8.13	4,681,852	2,649,825	2,406,731
22 Month G. Bond (665 days)	19.01.2010	20.01.2010	16.11.2011	16.00	8.76	8.46	3,470,351	3,519,662	3,034,233
February
14 Month G. Bond (427 days) (r-o)	09.02.2010	10.02.2010	13.04.2011	9.58	8.17	8.11	2,721,064	3,640,381	3,322,107
6 Month T. Bill (182 days) (r)	15.02.2010	17.02.2010	18.08.2010	3.54	7.08	7.20	4,383,605	3,174,505	3,066,000
21 Month G. Bond (637 days) (r-o)	16.02.2010	17.02.2010	16.11.2011	15.87	9.07	8.78	1,767,357	2,908,571	2,510,159
March
21 Month G. Bond (623 days) (r-o)	02.03.2010	03.03.2010	16.11.2011	15.81	9.24	8.95	3,338,839	3,338,839	3,327,710
6 Month T. Bill (182 days) (r)	08.03.2010	10.03.2010	08.09.2010	3.53	7.07	7.19	3,195,435	3,195,435	2,033,000
April
14 Month G. Bond (420 days)	12.04.2010	14.04.2010	08.06.2011	9.65	8.36	8.31	2,221,708	3,824,327	3,487,784
22 Month G. Bond (651 days)	13.04.2010	14.04.2010	25.01.2012	16.94	9.47	9.14	1,845,941	3,587,035	3,067,350
May
21 Month G. Bond (630 days) (r-o)	04.05.2010	05.05.2010	25.01.2012	17.03	9.84	9.51	3,089,273	3,632,510	3,103,945
June
19 Month G. Bond (581 days) (r-o)	22.06.2010	23.06.2010	25.01.2012	14.40	9.02	8.79	3,444,672	3,999,853	3,496,273
11 Month T. Bill (343 days) (r-o)	29.06.2010	30.06.2010	08.06.2011	7.89	8.38	8.39	1,404,028	1,275,825	1,182,487
July
6 Month T. Bill (182 days) (r)	12.07.2010	14.07.2010	12.01.2011	3.90	7.79	7.94	3,016,837	1,802,605	1,735,000
21 Month G. Bond (651 days)	13.07.2010	14.07.2010	25.04.2012	15.73	8.79	8.51	5,571,687	5,403,642	4,669,291
12 Month G. Bond (357 days)	27.07.2010	28.07.2010	20.07.2011	7.64	7.79	7.80	4,558,638	1,472,323	1,367,834
August
11 Month T. Bill (336 days) (r-o)	17.08.2010	17.08.2010	20.07.2011	7.17	7.77	7.79	7,210,885	2,819,194	2,630,510
20 Month G. Bond (616 days) (r-o)	17.08.2010	17.08.2010	25.04.2012	14.03	8.29	8.07	3,248,027	5,013,674	4,396,641
September
6 Month T. Bill (182 days) (r)	06.09.2010	08.09.2010	09.03.2011	3.65	7.30	7.43	5,554,906	2,010,808	1,940,000
20 Month G. Bond (595 days) (r-o)	07.09.2010	08.09.2010	25.04.2012	13.63	8.34	8.13	5,988,360	4,363,255	3,839,786
12 Month G. Bond (378 days)	27.09.2010	29.09.2010	12.10.2011	7.83	7.55	7.53	7,261,133	2,544,402	2,359,548
October
22 Month G. Bond (651 days)	26.10.2010	27.10.2010	08.08.2012	13.90	7.78	7.78	5,834,563	3,806,288	3,341,645
November
21 Month G. Bond (644 days) (r-o)	02.11.2010	03.11.2010	08.08.2012	13.84	7.82	7.60	2,653,640	5,127,836	4,504,598
11 Month T. Bill (322 days) (r-o)	23.11.2010	24.11.2010	12.10.2011	6.45	7.29	7.32	583,539	711,887	668,767
December
20 Month G. Bond (609 days) (r-o)	07.12.2010	08.12.2010	08.08.2012	13.18	7.88	7.68	1,899,985	4,477,989	3,956,390
2010 TOTAL							95,536,822	81,325,215	72,366,790
______________

Source: UT.

AUCTIONS FOR ZERO COUPON  TREASURY NOTES IN 2011

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				Net
	Date	Date	Date	Average Interest Rate (%)			Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(in thousands of Turkish Lira)
January
22 Month G. Bond (665 days)	10.01.2011	12.01.2011	07.11.2012	13.11	7.17	6.98	5,603,341	7,778,137	6,876,743
14 Month G. Bond (420 days)	17.01.2011	19.01.2011	14.03.2012	8.58	7.44	7.39	2,555,415	2,374,093	2,186,491
February
21 Month G. Bond (644 days) (r-o)	01.02.2011	02.02.2011	07.11.2012	14.78	8.35	8.10	6,096,786	6,873,564	5,988,514
March
6 Month T. Bill (182 days) (R)	07.03.2011	09.03.2011	07.09.2011	4.06	8.12	8.28	1,489,795	754,426	725,000
20 Month G. Bond (609 days) (r-o)	08.03.2011	09.03.2011	07.11.2012	15.53	9.28	9.01	2,917,840	3,645,944	3,155,819
April
22 Month G. Bond (679 days)	12.04.2011	13.04.2011	20.02.2013	17.19	9.21	8.88	5,000,485	4,550,107	3,882,734
May
21 Month G. Bond (651 days) (r-o)	10.05.2011	11.05.2011	20.02.2013	15.33	8.57	8.30	2,889,672	4,453,720	3,861,648
June
21 Month G. Bond (623 days) (r-o)	07.06.2011	08.06.2011	20.02.2013	15.81	9.24	8.95	4,128,414	3,244,716	2,801,653
July
22 Month G. Bond (665 days)	19.07.2011	20.07.2011	15.05.2013	16.68	9.13	8.81	4,951,950	3,547,355	3,040,190
August
21 Month G. Bond (651 days) (r-o)	02.08.2011	03.08.2011	15.05.2013	16.14	9.02	8.73	5,061,320	7,530,769	6,484,372
September
20 Month G. Bond (616 days) (r-o)	06.09.2011	07.09.2011	15.05.2013	13.37	7.90	7.70	1,820,957	3,908,505	3,447,653
October
21 Month G. Bond (644 days)	11.10.2011	12.10.2011	17.07.2013	15.18	8.58	8.32	4,220,860	3,480,116	3,021,539
November
20 Month G. Bond (609 days) (r-o)	15.11.2011	16.11.2011	17.07.2013	18.34	10.96	10.59	2,851,972	5,773,947	4,879,098
2011 TOTAL							49,588,806	57,915,400	50,351,453
______________

Source: UT.

AUCTIONS FOR ZERO COUPON  TREASURY NOTES IN 2012

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				Net
	Date	Date	Date	Average Interest Rate (%)			Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(in thousands of Turkish Lira)
January
14 Month G. Bond (427 days)	17.01.2012	18.01.2012	20.03.2013	12.95	11.04	10,94	6,122,636	4,550,251	4,028,470
February
13 Month G. Bond (399 days) (r-o)	13.02.2012	15.02.2012	20.03.2013	10.31	10.99	10.43	3,395,546	3.057.592	2,771,093
April
11 Month G. Bond (329 days) (r-o)	24.04.2012	25.04.2012	20.03.2013	8.94	9.90	9.94	1,557,437	1,016,338	932,896
August
13 Month G. Bond (392 days)	14.08.2012	15.08.2012	11.09.2013	8,72	8,10	8,07	4,712,537	3,197,306	2,940,876
September
12 Month G. Bond (350 days) (r-o)	25.09.2012	26.09.2012	11.09.2013	6,92	7,19	7,21	2,248,195	1.476,214	1,380,713
November
10 Month G. Bond (294 days) (r-o)	20.11.2012	21.11.2012	11.09.2013	4,74	5,87	5,90	2,443,061	1,435,480	1,370,539
2012 TOTAL							20,479,412	14,733,181	13,424,587
______________

Source: UT.

The following tables present the various sales and auctions of securities conducted by Turkey in 2008-2012:

Table No. 47

2008 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
July
Direct Sale - USD	1% quarterly couponed	30.07.2008	27.07.2011	3 Years	500
December
Direct Sale - USD	0.88% quarterly couponed	03.12.2008	30.11.2011	3 Years	500
Direct Sale - TL	FRN	12.12.2008	04.12.2013	5 Years	2,305,000

(1)	Million USD, Thousand TL .
(2)	There were no tap sales and public offers in 2008.

Source: UT

2009 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
January
Revenue Indexed Bond -USD	Semiannually couponed	28.01.2009	01.02.2012	3 years	49.1
Revenue Indexed Bond -TL	Quarterly couponed	28.01.2009	01.02.2012	3 years	420.7
April
Revenue Indexed Bond - TL	Semiannually couponed	29.04.2009	04.05.2010	1 year	737.8

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2009.

Source: UT

2010 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Revenue Indexed Bond - TL	Semiannually couponed	24.02.2010	22.02.2012	2 years	944
August
Revenue Indexed Bond - TL	Semiannually couponed	11.08.2010	08.08.2012	2 year	479.5

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2010.

Source: UT

2011 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Revenue Indexed Bond - TL	Semiannually couponed	23.02.2011	20.02.2013	2 years	475.8
August
Revenue Indexed Bond - TL	Semiannually couponed	24.08.2011	21.08.2013	2 year	378.3

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2011.

2012 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Revenue Indexed Bond - TL	Semiannually couponed	22.02.2012	19.02.2014	2 years	109.2
October
Lease Certificate - TL	Semiannually couponed	03.10.2012	01.10.2014	2 years	1.624.5

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2012.

Table No. 48

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2008

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				Net
	Date	Date	Date	Average Interest Rate			Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
5 Year Semi Annual Couponed G. Bond	22.01.2008	23.01.2008	26.09.2012	8.43%	16.86%	17.57%	1,410,878.7	763,086.1	726,542.5
5 Year Semi Annual Couponed G. Bond	12.02.2008	13.02.2008	26.09.2012	8.33%	16.66%	17.35%	1,510,194.8	1,317,263.5	1,273,937.7
5 Year Semi Annual Couponed G. Bond	04.03.2008	05.03.2008	19.01.2011	8.60%	17.20%	17.93%	1,337,180.6	1,023,533.1	967,533.2
5 Year Semi Annual Couponed G. Bond	02.09.2008	03.09.2008	28.08.2013	8.93%	17.87%	18.66%	1,488,430.0	1,122,842.9	1,055,413.8
5 Year Semi Annual Couponed G. Bond	06.10.2008	08.10.2008	28.08.2013	10.06%	20.11%	21.12%	347,788.4	1,338,449.1	1,191,540.9

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2009

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				Net
	Date	Date	Date	Average Interest Rate			Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
4 Year Semi Annual Couponed G. Bond	23.06.2009	24.06.2009	28.08.2013	6.93%	13.86%	14.34%	951,200.0	609,734.2	679,854.2
5 Year Semi Annual Couponed G. Bond	04.08.2009	05.08.2009	06.08.2014	5.89%	11.78%	12.13%	1,370,013.3	2,586,871.7	2,506,240.2
5 Year Semi Annual Couponed G. Bond	08.09.2009	09.09.2009	06.08.2014	5.50%	11.00%	11.30%	1,939,297.6	1,621,727.8	1,635,413.8
5 Year Semi Annual Couponed G. Bond	06.10.2009	07.10.2009	06.08.2014	4.94%	9.88%	10.12%	944,574.9	1,950,125.4	2,065,064.6

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2010

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				Net Bid
	Date	Date	Date	Average Interest Rate			Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
3 Year Quarterly Couponed G. Bond	12.01.2010	13.01.2010	09.01.2013	2.32%	9.29%	9.62%	4,989,049	4,971,618	5,063,134
10 Year Semi Annual Couponed G. Bond	26.01.2010	27.01.2010	15.01.2020	5.47%	10.94%	11.24%	1,191,277	1,073,981	1,045,577
3 Year Quarterly Couponed G. Bond	09.02.2010	10.02.2010	09.01.2013	2.36%	9.43%	9.77%	2,972,557	3,497,637	3,574,594
4 Year Semi Annual Couponed G. Bond	09.03.2010	10.03.2010	06.08.2014	5.27%	10.54%	10.82%	995,969	1,099,381	1,125,974
10 Year Semi Annual Couponed G. Bond	06.04.2010	07.04.2010	15.01.2020	5.33%	10.65%	10.93%	488,328	442,172	446,958
3 Year Quarterly Couponed G. Bond	12.04.2010	14.04.2010	10.04.2013	2.35%	9.42%	9.76%	1,091,611	2,191,422	2,224,334
3 Year Quarterly Couponed G. Bond	03.05.2010	05.05.2010	10.04.2013	2.47%	9.88%	10.26%	1,172,993	876,970	884,554
5 Year Semi Annual Couponed G. Bond	22.06.2010	23.06.2010	17.06.2015	4.75%	9.49%	9.72%	2,232,849	2,936,354	2,994,579
3 Year Quarterly Couponed G. Bond	26.07.2010	28.07.2010	10.04.2013	2.08%	8.31%	8.57%	1,962,965	1,265,673	1,321,992
10 Year Semi Annual Couponed G. Bond	27.07.2010	28.07.2010	15.01.2020	4.39%	8.78%	8.98%	1,335,029	1,000,059	1,109,125
3 Year Quarterly Couponed G. Bond	16.08.2010	18.08.2010	10.04.2013	2.17%	8.68%	8.97%	3,454,148	3,568,981	3,713,389
10 Year Semi Annual Couponed G. Bond	17.08.2010	18.07.2010	15.01.2020	4.49%	8.98%	9.18%	1,497,630	1,235,123	1,360,361
5 Year Semi Annual Couponed G. Bond	28.09.2010	29.09.2010	17.06.2015	4.37%	8.73%	8.92%	4,443,448	2,885,908	3,102,013
3 Year Quarterly Couponed G. Bond	12.10.2010	13.08.2010	09.10.2013	1.92%	7.66%	7.89%	4,177,474	2,968,914	2,995,369
3 Year Quarterly Couponed G. Bond	01.11.2010	03.11.2010	09.10.2013	1.91%	7.63%	7.85%	2,425,206	3,874,672	3,929,893
10 Year Semi Annual Couponed G. Bond	02.11.2010	03.11.2010	15.01.2020	4.16%	8.32%	8.49%	2,286,349	2,110,147	2,462,138
5 Year Semi Annual Couponed G. Bond	06.12.2010	08.12.2010	17.06.2015	4.12%	8.24%	8.41%	2,150,428	2,692,208	2,992,685

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2011

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				Net Bid
	Date	Date	Date	Average Interest Rate			Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
9 Year Semi Annual Couponed G. Bond	11.01.2011	12.01.2011	15.01.2020	4.28%	8.57%	8.75%	3,840,709	2,936,950	3,431,027
3 Year Quarterly Couponed G. Bond	18.01.2011	19.01.2011	09.10.2013	1.98%	7.92%	8.16%	6,182,520	5,334,224	5,352,985
3 Year Quarterly Couponed G. Bond	31.01.2011	02.02.2011	29.01.2014	2.21%	8.84%	9.14%	1,887,543	1,854,610	1,813,778
5 Year Semi Annual Couponed G. Bond	01.02.2011	02.02.2011	27.01.2016	4.64%	9.27%	9.49%	2,322,628	3,133,671	3,099,925
3 Year Quarterly Couponed G. Bond	08.03.2011	09.03.2011	29.01.2014	2.29%	9.15%	9.47%	681,992	656,314	642,242
3 Year Quarterly Couponed G. Bond	11.04.2011	13.04.2011	29.01.2014	2.26%	9.04%	9.36%	2,582,906	1,810,939	1,792,270
3 Year Quarterly Couponed G. Bond	09.05.2011	11.05.2011	29.01.2014	2.23%	8.91%	9.21%	3,761,130	4,125,056	4,040,980
5 Year Semi Annual Couponed G. Bond	10.05.2011	11.05.2011	27.01.2016	4.54%	9.08%	9.29%	1,562,242	1,032,474	1,053,981
3 Year Quarterly Couponed G. Bond	07.06.2011	08.06.2011	04.06.2014	2.28%	9.12%	9.44%	1,310,341	1,832,487	1,778,976
3 Year Quarterly Couponed G. Bond	18.07.2011	20.07.2011	04.06.2014	2.26%	9.05%	9.36%	1,598,527	1,733,071	1,703,141
9 Year semi Annual Couponed G. Bond	19.07.2011	20.07.2011	15.01.2020	4.69%	9.39%	9.61%	632,241	1,094,814	1,220,466
3 Year Quarterly Couponed G. Bond	01.08.2011	03.08.2011	04.06.2014	2.27%	9.08%	9.40%	2,038,930	2,914,784	2,872,202
4 Year Semi Annual Couponed G. Bond	16.08.2011	17.08.2011	27.01.2016	4.37%	8.74%	8.93%	1,596,187	1,208,725	1,224,137
3 Year Quarterly Couponed G. Bond	05.09.2011	07.09.2011	04.06.2014	1.99%	7.95%	8.19%	1,991,437	3,281,561	3,285,802
8 Year Semi Annual Couponed G. Bond	06.09.2011	07.09.2011	15.01.2020	4.33%	8.67%	8.85%	1,165,361	1,733,127	1,940,550
3 Year Quarterly Couponed G. Bond	11.10.2011	12.10.2011	04.06.2014	2.10%	8.39%	8.66%	1,205,329	1,497,898	1,495,619
3 Year Quarterly Couponed G. Bond	14.11.2011	16.11.2011	04.06.2014	2.41%	9.66%	10.01%	1,066,426	1,204,858	1,178,530
4 Year Semi Annual Couponed G. Bond	15.11.2011	16.11.2011	27.01.2016	5.05%	10.10%	10.35%	372,442	757,256	748,811
2 Year Semi Annual Couponed G. Bond	06.12.2011	07.12.2011	04.12.2013	5.04%	10.09%	10.34%	1,543,327	2,295,109	2,291,461

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2012

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				Net Bid
	Date	Date	Date	Average Interest Rate			Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
4 Year Semi Annual Couponed G. Bond	23.01.2012	25.01.2012	27.01.2016	5.16%	10.31%	10.58%	2,684,748	3,669,138	3,672,508
2 Year Semi Annual Couponed G. Bond	24.01.2012	25.01.2012	04.12.2013	5.01%	10.03%	10.28%	3,171,568	4,852,016	4,913,786
10 Year Semi Annual Couponed G. Bond	24.01.2012	25.01.2012	12.01.2022	4.76%	9.51%	9.74%	1,135,974	1,378,400	1,377,294
4 Year Semi Annual Couponed G. Bond	13.02.2012	15.02.2012	27.01.2016	4.65%	9.3%	9.52%	3,263,429	2,250,666	2,236,268
2 Year Semi Annual Couponed G. Bond	14.02.2012	15.02.2012	04.12.2013	4.52%	9.03%	9.24%	1,868,460	3,032,850	3,138,366
10 Year Semi Annual Couponed G. Bond	14.02.2012	15.02.2012	12.01.2022	4.7%	9.4%	9.63%	2,098,227	1,575,169	1,593,209
10 Year Semi Annual Couponed G. Bond	05.03.2012	07.03.2012	12.01.2022	4.74%	9.48%	9.70%	2,383,488	2,457,599	2,487,189
2 Year Semi Annual Couponed G. Bond	06.03.2012	07.03.2012	05.03.2014	4.6%	9.19%	9.41%	2,498,436	2,784,542	2,774,850
5 Year Semi Annual Couponed G. Bond	13.03.2012	14.03.2012	08.03.2017	4.67%	9.34%	9.56%	3,438,821	2,338,611	2,307,232
5 Year Semi Annual Couponed G. Bond	17.04.2012	18.04.2012	08.03.2017	4.65%	9.31%	9.53%	2,258,706	2,855,702	2,845,882
2 Year Semi Annual Couponed G. Bond	24.04.2012	25.04.2012	05.03.2014	4.64%	9.27%	9.49%	1,651,009	1,849,226	1,862,817
10 Year Semi Annual Couponed G. Bond	24.04.2012	25.04.2012	12.01.2022	4.74%	9.48%	9.7%	2,298,361	3,686,085	3,778,020
2 Year Semi Annual Couponed G. Bond	08.05.2012	09.05.2012	05.03.2014	4.62%	9.25%	9.46%	1,955,614	1,157,164	1,170,207
2 Year Semi Annual Couponed G. Bond	19.06.2012	20.06.2012	05.03.2014	4.45%	8.9%	9.10%	1,544,364	1,827,830	1,877,617
2 Year Semi Annual Couponed G. Bond	10.07.2012	11.07.2012	05.03.2014	3.92%	7.85%	8,00%	3,864,358	4,420,856	4,635,455
5 Year Semi Annual Couponed G. Bond	06.08.2012	08.08.2012	08.03.2017	3.89%	7.78%	7.93%	1,852,276	2.792.996	3,023,670
2 Year Semi Annual Couponed G. Bond	07.08.2012	08.08.2012	05.03.2014	3.76%	7.52%	7.66%	2,204,591	3,505,933	3,714,745
9 Year Semi Annual Couponed G. Bond	07.08.2012	08.08.2012	12.01.2022	4.05%	8.11%	8.27%	1,116,486	1,488,279	1,628,489
10 Year Semi Annual Couponed G. Bond	24.09.2012	26.09.2012	14.09.2022	4.22%	8.44%	8.61%	3,688,255	3,113,146	3,126,596
2 Year Semi Annual Couponed G. Bond	25.09.2012	26.09.2012	24.09.2014	3.71%	7.42%	7.56%	6,145,842	3,937,635	3,943,108
2 Year Semi Annual Couponed G. Bond	16.10.2012	17.10.2012	24.09.2014	3.69%	7.38%	7.51%	7,533,940	2,591,803	2,608,522
4 Year Semi Annual Couponed G. Bond	05.11.2012	07.11.2012	08.03.2017	3.62%	7.23%	7.36%	3,251,590	2,045,050	2,205,895
2 Year Semi Annual Couponed G. Bond	06.11.2012	07.11.2012	24.09.2014	3.39%	6.78%	6.9%	3,904,354	2.496.681	2.549.305
10 Year Semi Annual Couponed G. Bond	06.11.2012	07.11.2012	14.09.2022	3.8%	7.6%	7.74%	3,070,361	3,138,319	3,362,677
2 Year Semi Annual Couponed G. Bond	11.12.2012	12.12.2012	24.09.2014	2.84%	5.69%	5.77%	1,574,684	1,096,764	1,147,344

Source: UT

Table No. 49

Floating Rate Note Auctions of 2008

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date			Compound
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	(1)	(thousand TL)
based on the last 6-month discounted auctions +1.50% (annual spread)	08.04.2008	09.04.2008	03.04.2013	8.76%	17.52%	18.29%	3,430,023.8	3,825,233.9	3,850,446.5
based on the last 6-month discounted auctions +1.50% (annual spread)	10.06.2008	11.06.2008	03.04.2013	8.95%	17.90%	18.70%	1,943,527.0	2,001,517.8	2,050,191.9
based on the last 3-month discounted auctions +2.0% (annual spread)	01.07.2008	02.07.2008	26.06.2013	4.88%	19.52%	21.00%	4,390,168.9	6,286,950.0	6,330,711.6
based on the last 3-month discounted auctions +2.0% (annual spread)	12.08.2008	13.08.2008	26.06.2013	4.69%	18.76%	20.12%	3,869,216.2	3,828,172.3	4,032,751.5
based on the last 3-month discounted auctions +2.0% (annual spread)	14.10.2008	15.10.2008	26.06.2013	4.75%	19.00%	20.40%	2,658,397.0	3,262,075.6	3,410,500.0
based on the last 3-month discounted auctions +2.0% (annual spread)	25.11.2008	26.11.2008	20.11.2013	4.95%	19.80%	21.32%	2,390,551.3	6,495,925.8	6,699,899.3

(1)     This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

Source: UT

Floating Rate Note Auctions of 2009

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date			Compound
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	(1)	(Thousand TL)
based on the last 3-month discounted auctions +2.0% (annual spread)	13.01.2009	14.01.2009	20.11.2013	4.92%	19.69%	21.19%	727,239	1,747,174	1,855,518
based on the last 3-month discounted auctions +2.0% (annual spread)	03.02.2009	04.02.2009	20.11.2013	4.92%	19.69%	21.19%	3,588,487	4,921,267	5,284,593
based on the last 3-month discounted auctions +2.0% (annual spread)	07.04.2009	08.04.2009	02.04.2014	3.64%	14.58%	15.39%	2,679,369	3,999,707	4,238,885
based on the last 3-month discounted auctions +2.0% (annual spread)	05.05.2009	06.05.2009	02.04.2014	3.63%	14.53%	15.34%	3,303,443	5,091,700	5,464,299

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date			Compound
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	(1)	(Thousand TL)
based on the last 3-month discounted auctions +1.0% (annual spread)	21.07.2009	22.07.2009	16.07.2014	2.84%	11.35%	11.84%	3,857,795	2,030,895	2,080,748
based on the last 3-month discounted auctions +1.0% (annual spread)	04.08.2009	05.08.2009	16.07.2014	2.79%	11.17%	11.65%	4,251,522	4,013,526	4,157,094
based on the last 3-month discounted auctions +1.0% (annual spread)	29.09.2009	30.09.2009	16.07.2014	2.70%	10.81%	11.26%	6,855,684	2,491,353	2,658,691
based on the last 3-month discounted auctions Without spread	06.10.2009	07.10.2009	28.09.2016	2.33%	9.33%	9.67%	2,772,636	4,262,142	4,285,200
based on the last 3-month discounted auctions Without spread	24.11.2009	25.11.2009	28.09.2016	2.31%	9.23%	9.55%	5,165,260	1,208,300	1,236,503

(1) This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

Source: UT

Floating Rate Note Auctions of 2010

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(Thousand TL)
7 Year Quarterly Couponed G. Bond	12.01.2010	13.01.2010	04.01.2017	2.04%	8.16%	8.41%	3,468,032	2,820,083	2,844,278
7 Year Quarterly Couponed G. Bond	16.02.2010	17.02.2010	04.01.2017	2.02%	8.09%	8.34%	2,181,632	2,566,972	2,618,136
7 Year Quarterly Couponed G. Bond	20.04.2010	21.04.2010	04.01.2017	1.97%	7.89%	8.13%	756,283	1,526,888	1,521,560
7 Year Semi Annual Couponed G. Bond	27.07.2010	28.07.2010	19.07.2017	4.13%	8.25%	8.43%	2,502,611	1,661,495	1,662,008
7 Year Semi Annual Couponed G. Bond	16.08.2010	18.08.2010	19.07.2017	4.11%	8.21%	8.38%	4,493,049	3,977,632	4,006,238
7 Year Semi Annual Couponed G. Bond	28.09.2010	29.09.2010	19.07.2017	4.03%	8.06%	8.22%	3,157,722	1,318,109	1,350,232
7 Year Semi Annual Couponed G. Bond	01.11.2010	03.11.2010	25.10.2017	3.88%	7.76%	7.91%	2,832,474	2,698,876	2,733,910
7 Year Semi Annual Couponed G. Bond	07.12.2010	08.12.2010	25.10.2017	3.81%	7.62%	7.77%	3,599,862	3,870,465	3,976,636

Floating Rate Note Auctions of 2011

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
7 Year Quarterly Couponed G. Bond	11.01.2011	12.01.2011	25.10.2017	3.77%	7.54%	7.68%	2,314,544	4,755,308	4,941,903
7 Year Quarterly Couponed G. Bond	31.01.2011	02.02.2011	24.01.2018	3.76%	7.52%	7.67%	1,632,300	2,592,628	2,583,601
7 Year Quarterly Couponed G. Bond	24.05.2011	25.05.2011	24.01.2018	3.93%	7.87%	8.02%	566,110	1,398,855	1,401,414
7 Year Semi Annual Couponed G. Bond	22.11.2011	23.11.2011	24.01.2018	5.01%	10.01%	10.26%	417,500	410,844	391,328

Floating Rate Note Auctions of 2012

Sales Amount (Inc. Switching)
Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
7 Year Quarterly Couponed G. Bond	17.01.2012	18.01.2012	24.10.2018	5.07%	10.15%	10.41%	4,042,410	923,036	887,220

Table No. 50

Fixed Coupon FX Denominated Auctions in 2008

Sales Amount (Inc. Switching)
Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(million)
3 Years G. Bond-USD	27.05.2008	28.05.2008	25.05.2011	2.75%	5.50%	5.58%	238.5	563.9	561.1

__________

Source: UT

Fixed Coupon FX Denominated Auctions in 2010

Sales Amount (Inc. Switching)
Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(million)
2 Years G. Bond-USD	19.01.2010	29.01.2010	18.01.2012	1.23%	2.46%	2.48%	2,180.2	1,923.9	1,925.8

__________

Source: UT

Table No. 51

Switching Auctions in 2008

Securities Issued
				Interest
	Value		Maturity
Auction Date (dd.mm.yyyy)	Date (dd.mm.yyyy)		Date (dd.mm.yyyy)	Term	Simple	Comp.
15.01.2008	16.01.2008	630 Days G. Bond	07.10.2009	29.68	17.15	16.20
15.01.2008	16.01.2008	630 Days G. Bond	07.10.2009	29.68	17.15	16.20
07.02.2008	08.02.2008	607 Days G. Bond	07.10.2009	29.34	17.60	16.68
07.02.2008	08.02.2008	607 Days G. Bond	07.10.2009	29.34	17.60	16.68

Securities Bought Back
		Amount Bought Back
(Thousand TL)	Net Bid Amount	Nominal	Net
182 Days T. Bill	1,566,056.4	752,065.0	697,493.4
210 Days T. Bill	1,657,581.7	743,850.0	681,994.6
159 Days T. Bill	1,293,384.9	952,481.0	889,922.8
187 Days T. Bill	2,258,484.9	1,173,492.4	1,083,902.3
TOTAL	6,775,507.9	3,621,888.4	3,353,313.1

Source: UT

Switching Auctions in 2009

Securities Issued
				Interest
	Value		Maturity
Auction Date (dd.mm.yyyy)	Date (dd.mm.yyyy)		Date (dd.mm.yyyy)	Term	Simple	Comp.
04.06.2009	05.06.2009	1209 Days G. Bond	26.09.2012	6.83%	13.65%	14.12%
04.06.2009	05.06.2009	1762 Days G. Bond	02.04.2014	3.64%	14.54%	15.35%
09.07.2009	10.07.2009	1771 Days G. Bond	26.09.2012	6.31%	12.63%	13.03%
09.07.2009	10.07.2009	1727 Days G. Bond	02.04.2014	2.99%	11.97%	12.51%
13.08.2009	14.08.2009	635 Days G. Bond	11.05.2011	18.34%	10.51%	10.13%
13.08.2009	14.08.2009	1692 Days G. Bond	02.04.2014	2.94%	11.78%	12.30%
17.09.2009	18.09.2009	600 Days G. Bond	11.05.2011	15.63%	9.49%	9.21%
17.09.2009	18.09.2009	1783 Days G. Bond	06.08.2014	5.37%	10.74%	11.02%
17.09.2009	18.09.2009	1762 Days G. Bond	16.07.2014	2.82%	11.28%	11.77%
05.11.2009	06.11.2009	635 Days G. Bond	03.08.2011	16.11%	9.24%	8.94%
05.11.2009	06.11.2009	2518 Days G. Bond	28.09.2016	2.45%	9.80%	10.17%

Securities Bought Back

		Amount Bought Back
(Thousand TL)	Net Bid Amount	Nominal	Net
61 Days T. Bill	924,846	720,281	707,950
257 Days T. Bill	420,520	236,539	252,363
89 Days T. Bill	338,539	199,543	195,348
222 Days T. Bill	3,020,812	536,057	580,202
54 Days T. Bill	644,316	159,279	157,431
187 Days T. Bill	1,685,180	648,179	708,745
117 Days T. Bill	356,180	300,556	293,168
145 Days T. Bill	352,092	229,209	238,863
152 Days T. Bill	3,901,224	2,825,068	2,891,909
117 Days T. Bill	480,318	280,640	274,042
103 Days T. Bill	1,156,449	451,821	467,784
TOTAL	13,340,483.9	6,586,894.2	6,767,815.9

Source: UT

Switching Auctions in 2010

Securities Issued
				Interest
	Value		Maturity
Auction Date (dd.mm.yyyy)	Date (dd.mm.yyyy)		Date (dd.mm.yyyy)	Term	Simple	Comp.
28.01.2010	29.01.2010	656 Days G. Bond	16.11.2011	16.68%	9.26%	8.94%
28.01.2010	29.01.2010	656 Days G. Bond	16.11.2011	16.68%	9.26%	8.94%
28.01.2010	29.01.2010	2434 Days G. Bond	28.09.2016	1.92%	7.68%	7.90%
18.03.2010	19.03.2010	1027 Days G. Bond	09.01.2013	2.40%	9.61%	9.96%
29.04.2010	30.04.2010	2441 Days G. Bond	04.01.2017	2.00%	7.99%	8.23%
29.04.2010	30.04.2010	635 Days G. Bond	25.01.2012	16.83%	9.65%	9.33%

Securities Bought Back
		Amount Bought Back
(Thousand TL)	Net Bid Amount	Nominal	Net
75 Days T. Bill	372,399	260,000	256,761
145 Days T. Bill	371,946	284,000	276,445
201 Days T. Bill	1,629,791	930,000	995,906
306 Days T. Bill	654,036	376,256	403,843
257 Days T. Bill	1,057,843	427,866	444,511
264 Days T. Bill	585,112	393,996	424,547
TOTAL	4,671,127	2,672,118	2,802,013

Source: UT

Table No. 52

Buy Back Auctions in 2008

						(Thousand TL)
					Interest	Early Redeemed Through Buy Back
Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Securities Bought Back	Maturity Date (dd.mm.yyyy)	Net Bid Amount	Term	Nominal	Net
14.05.2008	15.05.2008	2 Year Quarterly Floater	02.07.2008	3,891,905	4.30%	1,359,170	1,391,247
14.05.2008	15.05.2008	22 Month Zero Coupon	16.07.2008	2,347,171	2.88%	111,886	108,753
03.06.2008	04.06.2008	2 Year Quarterly Floater	02.07.2008	2,121,906	4.33%	920,450	950,871
26.08.2008	27.08.2008	22 Month Zero Coupon	26.11.2008	1,044,428	4.35%	210,627	201,854
			TOTAL	9,405,410		2,602,133	2,652,725

Buy Back Auctions in 2010

Auction Date			Maturity Date	Net Bid Amount		Interest Simple	(Thousand TL) Early Redeemed Through Buy Back
	Value Date	Securities Bought Back			Term		Comp.	Nominal	Net
02.09.2010	02.09.2010	TRT120111T10 (FRN)	12.01.2011	676,863	3.68%	7.36%	7.50%	86,600	88,510
02.09.2010	02.09.2010	TRT120111T10 (FRN)	12.01.2011	438,682	3.58%	7.15%	7.28%	192,800	197,730
23.09.2010	23.09.2010	TRT190111T13 (Fixed)	19.01.2011	803,632	3.64%	7.28%	7.41%	191,261	200,000
30.09.2010	30.09.2010	TRT190111T13 (Fixed)	19.01.2011	665,356	3.62%	7.23%	7.37%	188,000	196,886
07.10.2010	07.10.2010	TRT190111T13 (Fixed)	19.01.2011	458,853	3.60%	7.20%	7.33%	100,000	104,880
14.10.2010	14.10.2010	TRT120111T10 (FRN)	12.01.2011	684,648	3.60%	7.20%	7.33%	100,000	103,101
21.10.2010	21.10.2010	TRT120111T10 (FRN)	12.01.2011	663,391	3.61%	7.21%	7.34%	180,00	185,830
04.11.2010	04.11.2010	TRT120111T10 (FRN)	12.01.2011	508,72	3.59%	7.18%	7.30%	193,186	200,000
11.11.2010	11.11.2010	TRT120111T10 (FRN)	12.01.2011	485,059	3.59%	7.19%	7.32%	192,927	200,000
25.11.2010	25.11.2010	TRT120111T10 (FRN)	12.01.2011	223,618	3.59%	6.79%	6.90%	50,000	52,000
02.12.2010	02.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	326,350	1.14%	6.80%	6.99%	20,000	19,775
09.12.2010	09.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	158,529	0.93%	6.29%	6.46%	100,000	99,076
16.12.2010	16.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	99,221	0.00%	0.00%	0.00%	0.00	0
			TOTAL	6,192,922				1,594,774	1,647,788

Table No. 53

CPI Indexed TL Denominated Auctions in 2008

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Real Interest Rate			Net Bid Amount	Nominal	Net
	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
4 Year G. Bond (Semiannually 5% real interest rate)	19.02.2008	20.02.2008	15.02.2012	4.82%	9.63%	9.86%	474,588.7	663,456.1	727,692.0
4 Year G. Bond (Semiannually 5% real interest rate)	06.05.2008	07.05.2008	15.02.2012	5.09%	10.18%	10.44%	281,180.7	352,853.9	397,490.0
5 Year G. Bond (Semiannually 5% real interest rate)	19.08.2008	20.08.2008	14.08.2013	5.10%	10.20%	10.46%	1,274,758.3	1,188,641.1	1,270,657.3

CPI Indexed TL Denominated Auctions in 2009

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Real Interest Rate			Net Bid Amount	Nominal	Net
	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
5 Year G. Bond (Semiannually 6% real interest rate)	17.02.2009	18.02.2009	14.08.2013	6.76%	13.53%	13.98%	2,021,909	1,334,358	1,316,291
5 Year G. Bond (Semiannually 6% real interest rate)	06.04.2009	08.04.2009	14.08.2013	5.85%	11.71%	12.05%	5,819,408	4,662,778	4,971,640
5 Year G. Bond (Semiannually 4.5% real interest rate)	26.05.2009	27.05.2009	21.05.2014	4.25%	8.50%	8.68%	1,776,418	1,549,004	1,579,985
5 Year G. Bond (Semiannually 4.5% real interest rate)	14.07.2009	15.07.2009	21.05.2014	4.28%	8.55%	8.73%	2,888,095	3,229,306	3,342,687
5 Year G. Bond (Semiannually 4.5% real interest rate)	18.08.2009	19.08.2009	21.05.2014	3.50%	6.99%	7.13%	8,525,425	3,864,597	4,303,968
5 Year G. Bond (Semiannually 3.5% real interest rate)	05.10.2009	07.10.2009	01.10.2014	2.37%	4.74%	4.80%	5,188,057	4,028,775	4,429,603
5 Year G. Bond (Semiannually 3.5% real interest rate)	17.11.2009	18.11.2009	01.10.2014	2.21%	4.43%	4.48%	2,362,656	2,303,944	2,585,257

Source: UT

CPI Indexed TL Denominated Auctions in 2010

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Real Interest Rate			Net Bid Amount	Nominal	Net
	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
5 Year G. Bond (Semiannually 2.25% real interest rate)	15.02.2010	17.02.2010	11.02.2015	1.83%	3.67%	3.70%	4,727,902	4,278,644	4,440,344
5 Year G. Bond (Semiannually 2.25% real interest rate)	02.03.2010	03.03.2010	11.02.2015	1,83%	3.65%	3.69%	2,647,529	4,224,410	4,409,230
10 Year G. Bond (Semiannually 2% real interest rate)	13.04.2010	14.04.2010	01.04.2020	2.12%	4.24%	4.29%	1,825,886	3,004,849	2,946,015
5 Year G. Bond (Semiannually 2% real interest rate)	04.05.2010	05.05.2010	29.04.2015	1.91%	3.83%	3.86%	2,904,175	3,757,447	3,786,974
5 Year G. Bond (Semiannually 2% real interest rate)	21.06.2010	23.06.2010	29.04.2015	1.88%	3.76%	3.79%	5,243,210	3,404,255	3,492,900
10 Year G. Bond (Semiannually 2% real interest rate)	10.08.2010	11.08.2010	01.04.2020	2.08%	4.15%	4.19%	1,628,689	2,198,327	2,232,159
10 Year G. Bond (Semiannually 2% real interest rate)	23.11.2010	24.11.2010	01.04.2020	0.89%	1.78%	1.78%	5,794,001	2,532,488	3,093,476

Source: UT

CPI Indexed TL Denominated Auctions in 2011

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Real Interest Rate			Net Bid Amount	Nominal	Net
	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
10 Year G. Bond (Semiannually 1.5% real interest rate)	18.01.2011	19.01.2011	06.01.2021	1.42%	2.84%	2.86%	4,087,755	3,329,248	3,376,283
10 Year G. Bond (Semiannually 1.5% real interest rate)	15.02.2011	16.02.2011	06.01.2021	1.41%	2.82%	2.84%	1,831,430	1,969,384	2,001,883
10 Year G. Bond (Semiannually 1.5% real interest rate)	12.04.2011	13.04.2011	06.01.2021	1.42%	2.84%	2.86%	1,801,320	2,210,784	2,265,527
5 Year G. Bond (Semiannually 1.25% real interest rate)	09.05.2011	11.05.2011	04.05.2016	1.15%	2.31%	2.32%	1,202,205	1,140,242	1,150,593
10 Year G. Bond (Semiannually 1.5% real interest rate)	02.08.2011	03.08.2011	21.07.2021	1.68%	3.36%	3.39%	764,939	1,298,521	1,258,926
4 Year G. Bond (Semiannually 1.25% real interest rate)	14.11.2011	16.11.2011	04.05.2016	1.26%	2.52%	2.54%	526,548	1,323,430	1,360,326

Source: UT

CPI Indexed TL Denominated Auctions in 2012

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Real Interest Rate			Net Bid Amount	Nominal	Net
	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
10 Year G. Bond (Semiannually 1.5% real interest rate)	23.01.2012	25.01.2012	21.07.2021	2.08%	4.16%	4.20%	2,650,621	2,310,156	2,218,360
10 Year G. Bond (Semiannually 1.5% real interest rate)	14.02.2012	15.02.2012	21.07.2021	1.85%	3.7%	3.73%	5,309,008	3,994,621	3,968,223
10 Year G. Bond (Semiannually 1.5% real interest rate)	06.03.2012	07.03.2012	23.02.2022	1.77%	3.55%	3.58%	2,690,657	2,355,206	2,247,201
10 Year G. Bond (Semiannually 1.5% real interest rate)	17.04.2012	18.04.2012	23.02.2022	1.73%	3.47%	3.5%	2,305,327	3,127,141	3,039,204
10 Year G. Bond (Semiannually 1.5% real interest rate)	06.08.2012	08.08.2012	23.02.2022	1.38%	2.76%	2.78%	3,517,059	4,317,360	4,576,269
10 Year G. Bond (Semiannually 1.5% real interest rate)	05.11.2012	07.11.2012	26.10.2022	0.84%	1.69%	1.69%	4,773,647	3,371,010	3,467,755

Source: UT

The following table presents Turkey’s central government domestic debt at the end of the years listed:

Table No. 54

Central Government Domestic Debt

(In millions of TL)	2008	2009	2010	2011	2012
Total Domestic Debt	274,827	330,005	352,841	368,778	386,542
Cash	248,691	313,232	350,379	366,355	384,672
Bonds	234,713	299,196	340,854	366,355	380,988
Bills	13,978	14,036	9,525	—	3,684
Non-Cash	26,136	16,772	2,463	2,424	1,870
Bonds	26,136	16,772	2,463	2,424	1,870
Bills	—	—	—	—	—

Source: UT.

Table No. 55

Domestic Debt Service (1)

(In millions of TL)	2008	2009	2010	2011	2012
Total Domestic Debt Service	134,641	141,888	183,731	132,688	124,838
Principal	90,124	95,125	141,583	97,624	84,136
Interest	44,517	46,762	42,148	35,064	40,702
(1)	Payments on non-cash basis are included.

EXTERNAL DEBT AND DEBT MANAGEMENT

Turkey’s gross external debt has increased from $281.1 billion in 2008 to $337.5 billion in 2012. The main factor for this change was the increasing trend of private sector debt. The private sector debt was $188.7 billion in 2008 and it reached $227.1 billion in 2012.

The external debt to GDP ratio was 37.9% at the end of 2008. However, the 2008 global financial crisis impacted Turkey’s external debt and the ratio increased to 43.6% as of the end of 2009. With the help of a stabilizing global financial environment, the ratio started to decline and stood at 42.9% as of end of 2012. The public sector external debt to GDP ratio increased from 10.6% in 2008 to 13.1% in 2012 and private sector debt to GDP increased from 25.4% in 2008 to 28.9% in 2012 while the Central Bank’s external debt to GDP decreased from 1.9% in 2008 to 0.9% in 2012.

In addition, the maturity composition of the gross external debt did not change significantly during the last five years. At the end of 2008, the portion of the short and long term external debt to total external debt was 18.7% and 81.3%, respectively, and reached 29.9% and 70.1%, respectively, in 2012. The sectoral breakdown of external debt has changed such that the share of the “monetary authorities” debt in the total external debt stock declined by 2.9points during this period. On the other hand, the share of “public sector” and “private sector” external debt of the total external debt stock increased 2.7% and 0.2% points, respectively, during the same period. The portion of “public sector”, “monetary authorities’ debt” and “private sector” in the total external debt stock is 30.6% and 2.1% and 67.3%, respectively, as of the end of 2012.

At the end of 2012, Treasury-guaranteed external debt stock was $9.7 billion, representing an increase of approximately $4.0 billion compared to end of 2008.

The following tables provide information as to the public and private share of external debt stock of Turkey for the periods indicated:

Table No. 56

Gross Outstanding External Debt of Turkey (1)

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2008	2009	2010	2011	2012
TOTAL	281,111	269,105	291,969	304,361	337,492
SHORT TERM (2)	52,522	48,993	77,326	81,934	100,832
PUBLIC SECTOR	3,248	3,598	4,290	7,013	11,040
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	3,148	3,598	4,290	7,013	11,040
Banks	3,148	3,598	4,290	7,013	11,040
Non-Banking Institutions
NON-FINANCIAL INSTITUTIONS	100	0	0	0	0
SOE’s	100	0	0	0	0
Other
CBRT	1,874	1,764	1,553	1,239	1,036
Dresdner Bank Scheme	1,873	1,763	1,552	1,238	1,036
Other	1	1	1	1	0
PRIVATE SECTOR	47,400	43,631	71,483	73,682	88,756
FINANCIAL INSTITUTIONS	24,088	21,858	47,630	46,587	58,393
Banks	23,692	21,587	46,576	45,235	57,186
Non-Banking Institutions	396	271	1,054	1,352	1,207
NON-FINANCIAL INSTITUTIONS	23,312	21,773	23,853	27,095	30,363
LONG TERM	228,589	220,112	214,643	222,427	236,660
PUBLIC SECTOR	75,058	79,884	84,791	87,268	92,250
GENERAL GOVERNMENT	72,362	77,139	81,721	82,949	85,455
Central Government	69,757	74,054	78,085	79,185	81,710
Local Administrations	2,466	2,993	3,589	3,748	3,742
Funds	138	91	47	17	3
FINANCIAL INSTITUTIONS (3)	592	1,118	1,745	3,018	5,463
Banks	592	1,118	1,745	3,018	5,463
Non-Banking Institutions
NON-FINANCIAL INSTITUTIONS	2,104	1,627	1,324	1,301	1,333
SOE’s	1,892	1,437	1,183	1,162	1,214
Other (4)	212	190	141	140	119
CBRT	12,192	11,398	10,012	8,095	6,052
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	12,183	11,389	10,003	8,086	6,043
NGTA	9	9	9	9	9
PRIVATE SECTOR (5)	141,339	128,830	119,841	127,065	138,358
FINANCIAL INSTITUTIONS	50,676	44,180	40,230	46,962	53,604
Banks	30,010	27,937	28,539	34,712	40,390
Non-Banking Institutions	20,666	16,243	11,691	12,250	13,214
NON-FINANCIAL INSTITUTIONS	90,663	84,650	79,611	80,103	84,754

GROSS EXTERNAL DEBT - by LENDER (Million $)	2008	2009	2010	2011	2012
TOTAL	281,111	269,105	291,969	304,361	337,492
LOAN	242,204	228,206	246,585	253,831	273,218
SHORT TERM	52,522	48,993	77,326	81,934	100,832
PRIVATE CREDITORS	52,522	48,993	77,326	81,934	100,832
MONETARY INSTITUTIONS	23,912	20,438	48,002	47,845	64,330
NONMONETARY INSTITUTIONS	28,610	28,555	29,324	34,089	36,502
OFFICIAL CREDITORS
LONG TERM	189,682	179,213	169,259	171,897	172,386
PRIVATE CREDITORS	155,840	140,610	128,320	129,773	130,148
MONETARY INSTITUTIONS	131,655	117,005	104,338	106,698	107,400
NONBANK FINANCIAL INSTITUTIONS	6,691	6,492	5,859	5,616	7,774
PRIVATE INVETSTMENT & DEV. BANKS	40	36	7	5	3
FOREIGN COMMERCİAL BANKS	80,408	72,373	67,114	73,043	72,619
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	44,515	38,104	31,358	28,034	27,004
NONMONETARY INSTITUTIONS	24,185	23,605	23,982	23,074	22,748
OFFICIAL CREDITORS	33,842	38,603	40,939	42,124	42,238
GOVERNMENTAL ORGANIZATIONS	7,297	7,498	7,929	7,960	7,211
PUBLIC FINANCE INSTUTITIONS	1,681	2,121	2,093	2,295	2,191
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	635	497	365	276	214
OFFICIAL DEVELOPMENT BANKS	4,981	4,880	5,472	5,389	4,805
MULTILATERAL ORGANIZATIONS	26,545	31,105	33,010	34,164	35,027
IMF-INTERNATIONAL MONETARY FUND	8,563	9,434	7,107	4,361	2,338
IMF SDR ALLOCATİON		1,499	1,478	1,476	1,474
IBRD	8,013	9,767	11,522	12,256	13,275
OTHER MULTILATERAL INST.	9,969	11,904	14,381	17,547	19,413
BONDS (6)	38,907	40,899	45,385	50,531	64,274
(1)	Provisional.
(2)	Source: CBT.
(3)	Public Deposit Banks and Public Development & Investment Banks.
(4)	Public Corporations, Regulatory Institutions and Organizations.
(5)	Since October 1, 2001, CBT is responsible for monitoring private sector debt.
(6)	All the bonds issued in foreign markets are long term securities and the lender class of the bonds is “financial institutions” according to the primary market issuance.

Source: UT, CBT.

Table No. 57

Currency Composition of Outstanding External Debt (1)(2)

The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

%	2008	2009	2010	2011	2012
TOTAL	100	100	100	100	100
CHF	0.4	0.4	0.4	0.4	0.4
ECU/EUR	34.7	35.9	34.4	35.6	34.7
GBP	0.3	0.2	0.3	0.3	0.4
JPY	1.4	1.4	1.7	2.5	2.4
SDR	3.0	3.5	2.4	1.4	0.7
USD	54.2	52.4	51.1	54.1	54.5
Other	5.9	6.1	9.7	5.7	7.0
(1)	Provisional.
(2)	Reflects figures at the end of the periods indicated.

Source: UT

Table No. 58

Debt Ratios

	2008	2009	2010	2011	2012
DOD / GDP (%)
Total	37.9	43.6	39.9	39.3	42.9
Short Term	7.1	7.9	10.6	10.6	12.8
Long Term	30.8	35.7	29.3	28.7	30.1
Public Sector	10.6	13.5	12.2	12.2	13.1
Central Bank	1.9	2.1	1.6	1.2	0.9
Private Sector	25.4	28.0	26.2	25.9	28.9
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	212.9	263.5	256.4	225.6	221.3
EXTERNAL DEBT SERVICE / GDP	7.2	9.5	7.6	6.4	6.5
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	40.3	57.1	48.7	37.0	33.6
PRIVATE SECTOR/ EXPORTS (FOB)	143.0	168.8	168.0	148.8	149.0
INTEREST / GDP	1.5	1.6	1.1	1.0	1.0
INTEREST / EXPORTS (FOB)	8.6	9.7	7.4	5.9	5.4
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	26.4	27.8	29.4	29.0	35.3
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	141.3	152.7	111.2	107.8	118.2
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	25.3	26.3	27.6	25.8	29.6
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	135.2	144.3	104.4	95.8	99.1
TCMB RESERVES (GROSS) / IMPORTS (CIF)	35.2	50.2	43.5	32.6	42.2
TCMB RESERVES (NET) / IMPORTS (CIF)	36.8	53.1	46.3	36.7	50.4
CURRENT ACCOUNT BALANCE / TCMB RESERVES (GROSS)	-56.9	-17.2	-56.3	-95.7	-47.8
CURRENT ACCOUNT BALANCE / TCMB RESERVES (NET)	-54.5	-16.3	-52.9	-85.0	-40.1
CURRENT ACCOUNT BALANCE / GDP	-5.4	-2.0	-6.2	-9.7	-6.1

Source: UT, CBT, TURKSTAT.

Table No. 59

External Debt Service (1)(2) (Million $)	2008	2009	2010	2011	2012
Total External Debt Service	53,188	58,328	55,479	49,911	51,212
Principal	41,839	48,381	47,097	41,931	43,054
Interest	11,349	9,947	8,382	7,980	8,158
(1)	Provisional.
(2)	Repayments through bond issues are included.

Source: CBT.

The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table No. 60

Medium and Long-Term External Debt Service (1,2)

(Million $)	2013	2014	2015	2016	2017	2018+	TOTAL
GROSS TOTAL	68,293	42,983	31,681	30,825	28,920	142,727	345,430
PUBLIC	8,419	12,294	9,970	10,334	11,482	86,619	139,119
PRINCIPLE	6,024	8,228	6,259	6,814	8,246	60,251	95,822
INTEREST	2,395	4,067	3,711	3,519	3,237	26,369	43,297
PRIVATE SECTOR	59,874	30,688	21,711	20,491	17,438	56,108	206,311
PRINCIPLE	57,071	27,190	17,902	17,510	14,928	45,607	180,208
INTEREST	2,803	3,499	3,808	2,982	2,510	10,501	26,103
(1)	Provisional.
(2)	Excluding NGTA and Dresdner Accounts’ Repayments.

Source: UT, CBT (Cross rates based on: 03/31/2012).

Table No. 61

Central Government External Debt Of Turkey (as of December 31, 2012) (issued between January 1, 2008 and December 31, 2012)
	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (Million USD)
Bond				24,023
Monetary Institutions	Various (02.27.2008- 09.18.2012)	USD-EUR-JYP	Various (6 - 30)	24,023
Loan				11,551
Govermental Organizations	Various (06.24.2008- 10.27.2011)	EUR-JYP	Various (15 - 51)	332
Monetary Institutions	Various (01.07.2008- 07.20.2012)	USD-EUR-CHF	Various (3 - 22)	3,741
International Organizations	Various (03.12.2008- 04.06.2012)	USD-EUR-SDR-ISD	Various (10 - 32)	7,478
Total				35,574

Table No. 62

External Debt of Turkey (Public Guaranteed)

(provided between January 1, 2008 and December 31, 2012) (dd.mm.yyyy)		External Debt of Turkey (Public Guaranteed)
Agreement Date	Currency	Debt Disbursed and Outstanding ($)	Maturity (Year)	Interest Type	Interest Rate / Margin
11.02.2008	EUR	$107,390,081.13	14.4	WBSCLDE6A98	0.3
08.05.2008	EUR	$130,858,701.56	22.3	FIXED	4.519
08.05.2008	EUR	$268,657,244.20	16.5	EURIBOR6MD	0.11
28.05.2008	EUR	$85,897,500.00	28.2	WBVSLEURA07	0.07
28.05.2008	USD	$197,398,489.82	28.2	WBVSLUSDA07	0.05
28.05.2008	EUR	$125,225,425.00	29.8	WBVSLEURA07	0.07
28.05.2008	USD	$149,505,649.00	29.8	WBVSLUSDA07	0.05
19.08.2008	EUR	$132,150,000.00	21.3	FIXED	0.02
15.09.2008	USD	$31,888,888.00	11.8	LIUSD6MD	-0.09
24.09.2008	EUR	$130,977,500.00	15.0	FIXED	4.7
10.11.2008	EUR	$25,108,500.00	20.1	FIXED	4.56
16.12.2008	USD	$60,000,000.00	29.8	WBVSLUSDA07	0.31
16.12.2008	EUR	$144,175,650.00	29.8	LIEUR6MD	0.33
25.11.2008	EUR	$38,416,005.00	17.6	EURIBOR6MD	0.5
30.12.2008	USD	$26,444,444.00	11.5	LIUSD6MD	0.25
25.07.2008	USD	$21,318,693.30	14.0	WBVSLUSDA07	-0.02
30.01.2009	EUR	$10,513,652.18	17.2	EURIBOR6MD	0.5
24.02.2009	EUR	$7,155,879.01	17.4	EURIBOR6MD	0.4
08.06.2009	EUR	$531,798,093.73	12.1	FIXED	3.975
09.06.2009	USD	$210,000,000.00	29.8	WBVSLUSDA07	-0.05
09.06.2009	EUR	$144,836,400.00	29.8	WBVSLEURA07	-0.05
09.06.2009	USD	$130,000,000.00	24.6	WBVSLUSDA07	-0.05
09.06.2009	EUR	$20,747,550.00	24.6	WBVSLEURA07	-0.05
09.06.2009	USD	$70,000,000.00	19.8	FIXED	0.75
09.06.2009	USD	$29,020,682.50	19.6	FIXED	0.75
08.06.2009	EUR	$203,747,000.00	12.7	EURIBOR6MD	0.1
17.12.2009	USD	$100,000,000.00	13.8	WBVSLUSDA07	0.6
17.12.2009	EUR	$133,603,650.00	13.8	WBVSLEURA07	0.6
21.12.2009	EUR	$130,204,000.00	10.4	EURIBOR6MD	0
10.12.2009	EUR	$60,789,000.00	22.4	FIXED	4.326
10.12.2009	EUR	396,236,385.01	15.7	EURIBOR6MD	0
13.05.2010	EUR	$198,333,500.00	12.9	EURIBOR6MD	0
06.07.2010	USD	$100,000,000.00	24.8	LIUSD6MD	0.28
06.07.2010	USD	$103,043,303.02	24.8	LIUSD6MD	0.28
06.07.2010	USD	$178,731,854.22	29.5	LIUSD6MD	0.28
29.06.2010	EUR	$21,212,322.07	29.5	WBFSLREUR	1.05
13.08.2010	EUR	$66,075,000.00	13.2	EURIBOR6MD	0
27.08.2010	EUR	$15,469,298.56	17.6	FIXED	5
18.10.2010	USD	$28,000,000.00	9.1	LIUSD6MD	1.62
25.11.2010	EUR	$1,172,087.59	21.5	EURIBOR6MD	0.235
25.11.2010	EUR	$35,579,500.00	12.1	FIXED	2.89
28.12.2010	EUR	$12,938,000.00	20.0	FIXED	2.75
28.12.2010	USD	$36,450,000.00	28.0	LIUSD6MD	0.48
05.04.2011	EUR	$23,003,117.10	27.7	EURIBOR6MD	0.48
22.06.2011	JPY	$2,398,831.17	7.6	FIXED	1.2
04.07.2011	EUR	$76,916,700.00	12.7	LIUSD6MD	1.522
04.07.2011	EUR	$66,075,000.00	12.6	EURIBOR6MD	1.163
04.07.2011	EUR	$65,083,000.00	8.5	EURIBOR6MD	0.24
05.12.2011	USD	$52,972,081.07	25.0	WBSCLUS6A98	0.49
05.12.2011	EUR	$9,709,655.18	25.0	WBVSLEUR6A09	0.49
05.12.2011	USD	$44,683,622.41	27.5	LIUSD6MD	0.46
05.12.2011	EUR	$91,579,950.00	27.5	WBVSLEUR6A09	0.49
09.05.2012	EUR	$39,645,000.00	12.2	EURIBOR6MD	1.13
09.05.2012	EUR	$95,671,500.00	12.2	EURIBOR6MD	1.1758
29.05.2012	EUR	$65,037,500.00	7.2	FIXED	2.26
28.06.2012	EUR	$197,750,000.00	8.1	FIXED	2.415
28.06.2012	EUR	$98,329,500.00	12.3	EURIBOR6MD	0.907
28.06.2012	EUR	$128,160,125.00	10.1	FIXED	2.694
04.12.2012	USD	$30,000,000.00	12.1	FIXED	3
04.12.2012	USD	$100,000,000.00	10.3	SWAPUSD	1.2

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability.

With the help of this institutional infrastructure, the risk management unit has been fully operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management. Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management activities regarding debt, cash and receivables management have been implemented since 2008. The existing operational risk management framework has been developed and used as an input in the completion process of Emergency and Business Continuity Plan (“EBCP”). The generation of business impact analysis and business flowcharts for critical processes have been used to improve institutional mechanisms and helped to develop the integrated strategies. In that regard, the finalization of EBCP has been a milestone regarding the management of operational risks.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2013-2015:

•	To borrow mainly in TL
•	To use fixed rate TL instruments as the major source of domestic cash borrowing and decrease the share of debt which has an interest rate refixing period of less than 12 months
•	To increase the average maturity of domestic cash borrowing taking market conditions into consideration and decrease the share of debt maturing within 12 months
•	To keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management

Tight fiscal policies and the implementation of strategic benchmarks have made an effective debt management structure possible, which in turn has reduced risk premiums.

Important progress has been achieved in decreasing the public debt ratio. The general government nominal debt stock defined by EU standards to GDP ratio declined to 40.0% at the end of 2008 and increased to 46.1% in 2009 with the impact of the global crisis. This ratio receded to 42.4% in 2010, 39.4% in 2011 and 36.1% in 2012 due to stronger growth and positive budget performance. The MTP 2013-2015 sets EU defined debt stock to GDP targets of 35.0% by the end of 2013, 33.0% by the end of 2014 and 31.0% by the end of 2015. Moreover, as a result of borrowing policies aimed at reducing the sensitivity of debt stock to interest rate and foreign exchange rate fluctuations, the share of both floating rate and foreign currency denominated debt decreased gradually. In that framework, the share of foreign currency denominated/indexed debt stock in the Central Government debt stock fell to 27.4% at the end of 2012 from 33.8% at the end of 2008. The share of floating rate debt stock in the Central Government debt stock fell to 40.2% from 42.7% and the duration of TL denominated cash based domestic debt stock increased to 15.0 months from 8.1 months in the same period.